Exhibit 99.8
CREDIT AGREEMENT
dated as of
December 21, 2009
among
GERDAU AMERISTEEL US INC.
GERDAU AMERISTEEL SAYREVILLE INC.
GERDAU AMERISTEEL PERTH AMBOY INC.
SHEFFIELD STEEL CORPORATION
CHAPARRAL STEEL COMPANY
CHAPARRAL STEEL TEXAS, LLC
CHAPARRAL (VIRGINIA) INC.
CHAPARRAL STEEL MIDLOTHIAN, LP
AMERICAN MATERIALS TRANSPORT, INC.
ENCO MATERIALS, INC.
as the US Borrowers
and
GERDAU AMERISTEEL CORPORATION
as the Canadian Borrower
CONSOLIDATED RECYCLING INCORPORATED
as a Canadian Credit Party
and
BANK OF AMERICA, N.A.,
as the Administrative Agent
and
BANK OF AMERICA, N.A. (acting through its Canada branch),
as the Canadian Administrative Agent,
and
BANC OF AMERICA SECURITIES LLC and
WACHOVIA CAPITAL FINANCE CORPORATION (NEW ENGLAND),
as the Joint Lead Arrangers and Joint Book Managers
and
BANK OF AMERICA, N.A., and GENERAL ELECTRIC CAPITAL CORPORATION,
as the Collateral Agents
and
CERTAIN FINANCIAL INSTITUTIONS,
NOW OR HEREAFTER PARTIES HERETO
as the Lenders
Multi-Currency Revolving Credit Facility

CREDIT AGREEMENT
     THIS CREDIT AGREEMENT (this “Agreement”) is made and entered into as of the 21st day of December, 2009, among Gerdau Ameristeel Corporation, a corporation amalgamated under the Canada Business Corporations Act (and the legal entity continuing from the amalgamation of a corporation of the same name and Gerdau Ameristeel MRM Special Sections Inc.)(the “Company” or the “Canadian Borrower”), and in its capacity as Borrower Agent pursuant to Section 2.1(i), Consolidated Recycling Incorporated, a corporation amalgamated under the laws of Ontario (and the legal entity continuing from the amalgamation of a corporation of the same name and Ivy League Investments Limited (“Consolidated Recycling”)), in its capacity as a Canadian Credit Party and a Canadian Borrowing Base Party (as defined herein), Gerdau Ameristeel US Inc., a Florida corporation (including, without limitation, in its capacity as successor by merger to Gerdau Ameristeel Lake Ontario Inc., Porter Bros. Corporation and MFT Acquisition, Corp.)(“Ameristeel US”), Gerdau Ameristeel Sayreville Inc., a Delaware corporation (“Sayreville”), Gerdau Ameristeel Perth Amboy Inc., a New Jersey corporation (“Perth Amboy”), Sheffield Steel Corporation, a Delaware corporation (“Sheffield”), Chaparral Steel Company, a Delaware corporation (including, without limitation, in its capacity as successor by merger to GCV Inc., 1201/5400 Elm Corporation, Chaparral Steel Holdings, LLC, Chaparral Steel Trust, and Chaparral Steel Investments, Inc.)(“Chaparral”), Chaparral Steel Texas, LLC, a Delaware limited liability company (“Chaparral Texas”), Chaparral (Virginia) Inc., a Delaware corporation (“Chaparral Virginia”), Chaparral Steel Midlothian, LP, a Delaware limited partnership (including, without limitation, in its capacity as successor by merger to Chaparral Star Recycling LP)(“Chaparral Midlothian”), American Materials Transport, Inc., a Delaware corporation (“AMT”), and Enco Materials, Inc., a Tennessee corporation (including, without limitation, in its capacity as successor by merger to Enco Materials of Georgia, Inc.)(“Enco”; Ameristeel US, Sayreville, Perth Amboy, Sheffield, Chaparral, Chaparral Texas, Chaparral Virginia, Chaparral Midlothian, AMT and Enco are referred to herein collectively the “US Borrowers” and each individually as a “US Borrower”; the US Borrowers, the Canadian Borrower, and each other Person party from time to time thereto as a borrower are referred to herein collectively as the “Borrowers” and each individually as a “Borrower”), Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, Bank of America, N.A. and General Electric Capital Corporation, as the Collateral Agents, Banc of America Securities LLC and Wachovia Capital Finance Corporation (New England) as Joint Lead Arrangers and Joint Book Managers, the Issuing Banks (as defined below), each additional Issuing Bank hereunder from time to time, and each of the lenders that is a signatory hereto or which hereafter becomes a party hereto as provided in Section 10.7, including the US Swingline Lender and the Canadian Swingline Lender (as defined below) (individually, a “Lender” and, collectively, the “Lenders”).
RECITALS:
     Each Borrower has requested that Agents and Lenders make available a revolving credit facility to Borrowers, which facility shall be used by Borrowers to finance their mutual and collective enterprise of manufacturing, fabricating, placing, marketing and sale of steel and steel products. In order to utilize the financial powers of each Borrower in the most efficient and economical manner, and in order to facilitate the financing of each Borrower’s needs, Agents and Lenders will, at the request of the Borrowers Agent, make loans to all US Borrowers under the credit facilities on a combined basis and to the Canadian Borrower, in each case in accordance with the provisions hereinafter set forth. Borrowers’ business is a mutual and collective enterprise, and Borrowers believe that the consolidation of all loans under this Agreement will enhance the aggregate borrowing powers of each Borrower and ease the administration of their loan relationship with Agents and Lenders, all to the mutual advantage of Borrowers. Agents’ and Lenders’ willingness to extend credit to Borrowers and to administer each Borrower’s collateral security therefor, on a combined basis, to the extent and as more fully set forth in this Agreement, is done solely as an accommodation to Borrowers and at Borrowers’ request in furtherance of Borrowers’ mutual and collective enterprise.
     Each Borrower has agreed to guarantee the obligations of each of the other Borrowers under this Agreement and each of the other Financing Documents.
AGREEMENTS:
     In consideration of the mutual covenants and agreements herein contained, the Borrowers, the Lenders, the Issuing Banks and the Agents hereby agree to amend and restate the Existing Credit Agreement as follows:
ARTICLE 1
DEFINITIONS; CONSTRUCTION
     Section 1.1 Definitions. As used herein, the following terms shall have the meanings herein specified (to be equally applicable to both the singular and plural forms of the terms defined). Reference to any party in a Financing Document means that party and its successors and permitted assigns.
          “2008 Term Loans” means the term loans made to GNA Partners and Ameristeel US pursuant to the 2008 Term Loan Documents, in an aggregate principal amount not to exceed $2,750,000,000, which loans are not secured by any Liens on the assets of the Company or any of its Subsidiaries.
          “2008 Term Loan Documents” means that certain Amended and Restated Senior Export and Working Capital Facility Agreement (the “Agreement”) dated as of November 6, 2007 among Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Açominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, ABN AMRO Bank, N.V., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc, as Joint Lead Arrangers and Bookrunners.
          “2008 Term Loan Transactions” means the transactions by which the lenders party to the 2008 Term Loan Documents made the 2008 Term Loans to GNA Partners and Ameristeel US.
          “ABR” shall have the meaning provided in Section 2.6(a).
          “ABR Loan” means a Revolving Credit Loan or US Swingline Loan bearing interest at the rate provided in Section 2.6(a).
          “account” has the meaning given to such term in Section 9-102(a)(2) of the UCC or Section 1 of the PPSA, as applicable.
          “Account Party” shall have the meaning assigned to such term in Section 2.3(d).
          “Acquisition” means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Credit Party, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, or (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body.
          “Acquisition Excess Availability Requirement” means, on any date of determination, an amount equal to the greater of (i) $180,000,000 or (ii) 30% of the aggregate Revolving Credit Commitments.
          “Adjusted Interest Expense” means the total Interest Expense of the Company and the other Credit Parties on a consolidated basis for any period less any Interest Expense payable by issuance of additional Indebtedness (and not payable in cash).
          “Administrative Agent” means Bank of America, acting in the capacity and to the extent described in Article 9, and any successor to Bank of America, acting in such capacity.
          “Advance Notice” means, if requested by Agents, written or telecopy notice (with telephonic confirmation in the case of telecopy notice), which in each case shall be irrevocable, from the Borrower Agent or applicable Borrowers to be received by the Administrative Agent (or the Canadian Administrative Agent (with a copy to the Administrative Agent) in the case of any Borrowing, conversion, continuation or prepayment of Canadian Loans) before 11:00 a.m., Eastern Time, by the number of Business Days in advance of any Borrowing, conversion, continuation or prepayment of any Loan or Loans pursuant to this Agreement as respectively indicated below:
          (a) LIBOR Loans — Three (3) Business Days;
          (b) ABR Loans — Same Business Day;
          (c) Canadian Prime Loans — Same Business Day; and
          (d) B/A Loans — Three (3) Business Days
For the purpose of determining the applicable period of Advance Notice in the case of the conversion from one Type of Loan into another, the Loans into which there is to be a conversion shall control. The Administrative Agent, the Canadian Administrative Agent, each Issuing Bank and each Lender are entitled to rely upon and act upon telecopy notice made or purportedly made by the Borrower Agent or the Borrowers, and the Borrowers hereby waive the right to dispute the authenticity and validity of any such transaction once the Administrative Agent, the Canadian Administrative Agent or any Lender has advanced funds or any Issuing Bank has issued Letters of Credit, absent manifest error.
          “Affiliate” means (a) any Person controlling, controlled by or under common control with any other Person, (b) with respect to any Person, any other Person who is an officer, director, managing member, partner, trustee or beneficiary of such Person, and (c) any Person who is a spouse, sibling, parent, grandparent, child or grandchild of a Person described in clauses (a) or (b) preceding. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to either (a) vote 10% or more of the Voting Stock of such Person unless another Person has beneficial ownership of more than 50% of such Voting Stock or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
          “After Tax Basis” means on a basis such that any payment to be received or receivable by any Person is supplemented by a further payment or payments to that Person so that the sum of all such payments, after deducting all Taxes (taking into account any related credits or deductions) payable by such Person under any law or Governmental Authority, is equal to the payment due to such Person, provided, that for these purposes, such Person shall be assumed to be subject to tax at the highest marginal rate(s) applicable to such Person with respect to the amounts in question.
          “Agent” means either of the Administrative Agent or the Canadian Administrative Agent, and “Agents” means both such Agents collectively.
          “Agent Advances” shall have the meaning given to such term in Section 2.28.
          “Aggregate Canadian Revolving Credit Exposure” means the sum of all of the Canadian Revolving Lenders’ Canadian Revolving Credit Exposures.
          “Aggregate US Revolving Credit Exposure” means the sum of all of the US Revolving Lenders’ US Revolving Credit Exposures.
          “Agreement” means this Credit Agreement, as amended, supplemented or otherwise modified or restated from time to time.
          “Allocated US Revolving Credit Exposure” means, in respect of a US Borrower, that portion of the Aggregate US Revolving Credit Exposure which, as a result of the allocation of Borrowings to a US Borrower in accordance with the terms hereof, is attributable to such US Borrower.
          “Ameristeel US Note” means the promissory note of Ameristeel US, dated April 29, 2005, made payable to GANS, and subsequently assigned to Finco, in the original principal amount of $351,000,000.
          “Anti-Terrorism Laws” means any laws relating to terrorism or money laundering, including Executive Order No. 13224, the USA Patriot Act and the Proceeds of Crime Act.
          “Applicable Commitment” means the Canadian Revolving Credit Commitment or the US Revolving Credit Commitment, as applicable.
          “Applicable Margin” means, on any day and with respect to any Loan, the applicable per annum percentage set forth at the appropriate intersection in the table shown below, based on the Average Excess Availability for the most recently ended Fiscal Quarter with respect to which the Borrowers have delivered financial statements in accordance with Section 6.10(b) and the related officer’s certificate in accordance with Section 6.10(e)):

	LIBOR Loan and B/A		Canadian Prime Rate
	Loan Applicable	ABR Loan Applicable	Loan Applicable
Average Excess Availability	Margin Percentage	Margin Percentage	Margin Percentage
Less than $200,000,000	4.00%	3.00%	3.00%
Greater than or equal to $200,000,000 but less than $400,000,000	3.75%	2.75%	2.75%
Greater than or equal to $400,000,000	3.50%	2.50%	2.50%

Any change in the Applicable Margin based on the Average Excess Availability during a Fiscal Quarter shall be effective as of the first day of the calendar month immediately following the Administrative Agent’s receipt of the financial statements with respect to such Fiscal Quarter in accordance with Section 6.10(b) and the related officer’s certificate in accordance with Section 6.10(e). Notwithstanding the foregoing, for the period from the Closing Date through April 30, 2010, the Applicable Margin for LIBOR Loans and B/A Loans will be 3.50%, the Applicable Margin for ABR Loans shall be 2.50%, and the Applicable Margin for Canadian Prime Rate Loans shall be 2.50%. If at any time the Borrowers fail to deliver financial statements or the related officer’s certificate for any Fiscal Quarter as required by Sections 6.10(b) and (e) on or before the date required pursuant thereto (without regard to grace periods), the Applicable Margins will be the highest margins provided for in the above table from the date such financial statements and officer’s certificate are due pursuant to Sections 6.10(b) and (e) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and the officer’s certificate with respect to such Fiscal Quarter which are then due pursuant to Sections 6.10(b) and (e).
          “Applicable Percentage” means, (a) with respect to any US Revolving Lender, such US Revolving Lender’s US Revolving Credit Percentage, and (b) with respect to any Canadian Revolving Lender, such Canadian Revolving Lender’s Canadian Revolving Credit Percentage, as applicable.
          “Applicable US Borrower” shall have the meaning given to such term in Section 2.2(a)(2).
          “Application” means an “Application and Agreement for Letters of Credit,” or similar instruments or agreements, entered into between Borrower Agent or the applicable Borrower and an Issuing Bank in connection with any Letter of Credit.
          “Arrangers” means Banc of America Securities LLC and Wachovia Capital Finance Corporation (New England), acting in the capacities and to the extent described in Article 9, and any successor to Banc of America Securities LLC or Wachovia Capital Finance Corporation (New England), acting in such capacity.
          “Assignment and Acceptance” shall have the meaning provided in Section 10.7(b).
          “Attributable Debt” in respect of any sale and leaseback transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP or IFRS) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the term of the lease included in such sale and leaseback transaction.
          “Availability Reserves” means, as of any date of determination, such amounts as the Administrative Agent or the Canadian Administrative Agent may from time to time establish and revise in such Agent’s reasonable discretion reducing the US Borrowing Base and/or the Canadian Borrowing Base which would otherwise be available to the Borrowers under the lending formulas provided for herein, without duplication, (a) to reflect criteria, events, conditions, contingencies or risks which, as determined by the Administrative Agent or the Canadian Administrative Agent in such Agent’s reasonable discretion, do or may affect either (i) any component of the US Borrowing Base or the Canadian Borrowing Base or their value, (ii) the assets, business, financial performance, financial condition or prospects of any Borrower, or (iii) the security interests and other rights of the Administrative Agent and the Canadian Administrative Agent in the Collateral (including the enforceability, perfection and priority thereof), or (b) to reflect the Administrative Agent’s or the Canadian Administrative Agent’s customary practice or such Agent’s reasonable belief that any collateral report or financial information furnished by or on behalf of any Borrower to any Agent or any Lender is or may have been incomplete, inaccurate or misleading in any material respect, or (c) in respect of any state of facts which the Administrative Agent or the Canadian Administrative Agent determines constitutes a Default or an Event of Default. Without limiting the foregoing, the Administrative Agent or the Canadian Administrative Agent, in such Agent’s reasonable discretion, may establish and/or increase Availability Reserves in respect of (A) fabrication accounts, (B) health insurance self-funding obligations, (C) rent at leased locations which may be subject to statutory or contractual landlord liens, (D) Dilution of accounts, (E) warehouseman’s or bailee’s charges, where no Bailee’s Letter is in effect, (F) inventory shrinkage, (G) slow moving or obsolete Inventory, (H) Bank Product Reserves for liabilities of any Credit Party under any Bank Products constituting Lender Indebtedness, (I) statutory claims, deemed trusts or inventory subject to rights of suppliers under Section 81.1 of the Bankruptcy and Insolvency Act (Canada), (J) the Canadian Priority Payables Reserve (with respect to all Canadian Credit Parties); (K) employee or employee benefit related liabilities, and (L) any other claims which may have priority over the claims of the Agents and the Lenders. Any Availability Reserve resulting from the establishment of a new reserve category shall not become effective until the third Business Day after written notice of the establishment of such new reserve category has been given by the Administrative Agent or the Canadian Administrative Agent to the Borrower Agent; provided, that unless Borrowers elect to waive such three (3) Business Day period, no Borrowings shall be permitted by Borrowers during such three (3) Business Day period; and provided, further, that at any time that a Default exists, neither written notice nor the expiration of any time period shall be required before any Agent may establish a new reserve category.
          “Average Excess Availability” means, for any Fiscal Quarter, the amount obtained by adding the Excess Availability at the end of each day for such Fiscal Quarter and by dividing such sum by the number of days in such Fiscal Quarter.
          “Average Monthly Excess Availability” means, for any monthly period, the amount obtained by adding the Excess Availability at the end of each day for such month and by dividing such sum by the number of days in such month.
          “B/A Loan” means a C$ Denominated Loan bearing interest based upon the CDOR Rate.
          “Bailee” means any Person who is in possession of any inventory of any Credit Party on behalf of such Credit Party.
          “Bailee’s Letter” means a letter substantially in the form attached as Exhibit A (or in such other form as may be acceptable to the Administrative Agent) executed by any Bailee pursuant to which such Bailee acknowledges the Administrative Agent’s Lien or the Canadian Administrative Agent’s Lien, as applicable, with respect thereto.
          “Bank of America” means Bank of America, N.A.
          “Bank of America — Canada Branch” means Bank of America, N.A. (acting through its Canada branch).
          “Bank Product” means any of the following products, services or facilities extended to any Borrower or Subsidiary by a Lender or any of its Affiliates: (a) Cash Management Services; (b) products under Swap Agreements; (c) commercial credit card, purchase cards, stored value cards, and merchant card services; and (d) leases and other banking products or services as may be requested by any

Borrower or Subsidiary, other than Letters of Credit; provided, that, (A) any such product with any Lender (or any Affiliate of a Lender) other than Bank of America (or its Affiliates) shall only constitute a Bank Product if Borrower Agent and such Lender provide the Administrative Agent with a written notice designating such product as a Bank Product and indicating the initial exposure of the Borrowers to such Lender (or any Affiliate of a Lender) under such Bank Products, and subsequently such Lender provides from time to time notice of any increase or decrease in such exposure since the last report and whenever requested by the Administrative Agent, and (B) if there is any exposure or increase in the exposure of the Borrowers to such Lender (or any Affiliate of a Lender) under such Bank Products and such Lender fails to report such exposure or increased exposure to the Administrative Agent as required in clause (A) above, then, notwithstanding anything to the contrary in this Agreement or any other Financing Document, the payment of such exposure or increased exposure shall not constitute Lender Indebtedness and shall not be secured by any of the Administrative Agent’s or the Canadian Administrative Agent’s Liens.
          “Bank Product Reserves” means, an amount (reflected in Dollars) calculated as of the last day of each month or at such other frequency as determined by Agents, and separately for the US Borrowers and the Canadian Borrower, equal to (i) such Borrowers’ liability under the Bank Products, (other than Swap Agreements covered in clause (iii)), (ii) any exposure of the Lenders or Secured Affiliates (as determined by Borrower Agent and the Administrative Agent or applicable Lender or Secured Affiliate) with respect to any Cash Management Agreements constituting Bank Products and the services performed thereunder on behalf of such Borrowers, and (iii) any mark to market exposure of the Lenders or Secured Affiliates with respect to any Swap Agreements constituting Bank Products.
          “Bankruptcy Code” shall have the meaning provided in Section 8.7.
          “Block Event” means the occurrence and continuance of a Default or if Excess Availability shall at any time be less than the Dominion Excess Availability Requirement.
          “Blocked Account” means one or more demand deposit accounts established by the Canadian Borrower (or other Canadian Credit Parties) with a Canadian Lockbox Bank and the US Borrowers with a US Lockbox Bank which (a) the applicable Credit Parties and US Lockbox Bank or Canadian Lockbox Bank, as applicable, jointly designate as a “Blocked Account,” (b) into which all cash receipts of the applicable Credit Parties from whatever source (including, without limitation, all currency, checks and drafts representing proceeds of the Collateral and further including any of the foregoing received in a Lockbox) shall be deposited pursuant to Section 4.3 and Section 4.4 hereof and pursuant to the Security Instruments, and (c) which are subject to the provisions of Section 4.5 and Section 4.6 hereof.
          “Blocked Person” has the meaning specified in Section 5.31.
          “Board” means the Board of Governors of the Federal Reserve System of the United States.
          “Bonding Obligations” shall have the meaning given to such term in Section 7.3(f).
          “Borrower” and “Borrowers” shall have the meanings set forth in the initial paragraph hereof.
          “Borrower Agent” shall have the meaning given to such term in Section 2.1(i).

          “Borrowing” means a borrowing pursuant to a Borrowing Request or a continuation or a conversion pursuant to Section 2.12 consisting, in each case, of the same Type of Loans having, in the case of LIBOR Loans or B/A Loans, the same Interest Period (except as otherwise provided in Section 2.15 and Section 2.16) and made previously or being made concurrently by all of the Lenders.
          “Borrowing Base Report” means the report of each of the US Borrowers or the Canadian Borrower (or other Canadian Borrowing Base Parties) concerning the amount of the US Borrowing Base or the Canadian Borrowing Base, as applicable, to be delivered pursuant to Section 6.10(h), substantially in the form attached as Exhibit B-1 or B-2 (depending on which Borrowing Base is being computed).
          “Borrowing Request” means a request for a Borrowing pursuant to Section 2.2(a) or (b), substantially in the form attached as Exhibit C-1 through C-5 hereof (depending on the Type of Loan with respect to which such Borrowing Request is being submitted).
          “Business Day” means any day excluding Saturday, Sunday and any other day on which banks are required or authorized to close in New York, New York or Atlanta, Georgia and, if the applicable Business Day relates to LIBOR Loans, on which trading is carried on by and between banks in Dollar deposits in the London interbank market and, if the applicable Business Day relates to Canadian Revolving Credit Loans, including B/A Loans, or the Dollar Equivalent of any amount denominated in C$, shall also exclude any other day on which banks are required or authorized to close in Toronto, Ontario, Canada.
          “C$” means lawful money of Canada.
          “C$ Denominated Loan” means Canadian Revolving Credit Loans which are denominated in C$.
          “CAM” — the mechanism for the allocation and exchange of interests in the Loans, participations in Letters of Credit and collections thereunder established under Section 9.16 of this Agreement.
          “CAM Exchange” — the exchange of the US Revolving Lenders’ interests and the Canadian Revolving Lenders’ interests provided for in Section 9.16.
          “CAM Exchange Date” — the first date after the Closing Date on which there shall occur (a) any event described in Sections 8.7 or 8.8 of this Agreement with respect to any Borrower, or (b) an acceleration of Loans and termination of the Commitments pursuant to Article 8 of this Agreement.
          “CAM Percentage” — as to each Lender, a fraction, (a) the numerator of which shall be the aggregate amount of such Lender’s Commitments immediately prior to the CAM Exchange Date and the termination of the Commitments and (b) the denominator shall be the amount of the Commitments of all the Lenders immediately prior to the CAM Exchange Date and the termination of the Commitments.
          “Canadian Administrative Agent” means Bank of America — Canada Branch, acting in the capacity and to the extent described in Article 9, and any successor to Bank of America — Canada Branch acting in such capacity.
          “Canadian Agent Advance” means each Agent Advance made to or with respect to the Canadian Borrower hereunder.

          “Canadian Availability” means, as of any date, (a) the Canadian Borrowing Base as of such date, minus, without duplication, the Availability Reserves with respect to the Canadian Borrowing Base as of such date, minus (b) the aggregate outstanding balance of the Canadian Lender Indebtedness as of such date and the aggregate face amount of undrawn Canadian Letters of Credit as of such date. Canadian Availability shall always be determined on the basis that all debts and obligations shall be current, and all accounts payable shall be handled in the normal course of the Borrowers’ business consistent with their past practices.
          “Canadian Base Rate” means the rate of interest for Dollar denominated loans publicly announced by Bank of America — Canada Branch from time to time as its “Base Rate” in effect at its principal office in Toronto, Canada for commercial loans made in Dollars in Canada. Such rate is set by Bank of America — Canada Branch on the basis of various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such rate. Without notice to the Company or any other Person, the Canadian Base Rate shall change automatically from time to time as and in the amount by which such prime rate shall fluctuate. Any change in such rate announced by Bank of America — Canada Branch shall take effect at the opening of business on the day specified in the public announcement of such change. The Canadian Base Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.
          “Canadian Blocked Account” means a Blocked Account established by the Canadian Borrower (or other Canadian Credit Parties) with a Canadian Lockbox Bank.
          “Canadian Borrower” shall have the meaning set forth in the initial paragraph hereof.
          “Canadian Borrowing Base” means, only with respect to the Canadian Borrowing Base Parties, the Dollar Equivalent of the sum of:
          (1) the Eligible Account Advance Percentage of the Canadian Borrowing Base Parties’ Eligible Accounts, plus
          (2) the lesser of (i) the Eligible Inventory Advance Percentage of the Canadian Borrowing Base Parties’ Eligible Inventory, or (ii) 85% of the net orderly liquidation value of the Canadian Borrowing Base Parties’ Eligible Inventory, determined by reference to the net orderly liquidation percentages determined by the Current Appraisal.
The Canadian Borrowing Base in effect under this Agreement at any time shall be the Canadian Borrowing Base reflected on the most recent Canadian Borrowing Base Report delivered to the Canadian Administrative Agent and the Administrative Agent pursuant to Section 6.10(h) hereof, subject to (a) immediate adjustment by the Canadian Administrative Agent or the Administrative Agent to the extent that the calculations of the Canadian Borrowing Base reflected on such report are not in accordance with this Agreement, and (b) immediate adjustment as a result of any changes in eligibility standards required by the Canadian Administrative Agent, acting reasonably.
          “Canadian Borrowing Base Party” means the Canadian Borrower, Consolidated Recycling and any other Canadian Credit Party that is expressly permitted by Canadian Administrative Agent to have its assets included in the Canadian Borrowing Base.
          “Canadian Credit Party” means the Canadian Borrower and each other Credit Party which is formed or organized under the federal laws of Canada or under the laws of any province or territory in Canada.

          “Canadian Excess Availability” means, as of any date, the Dollar Equivalent of (a) the lesser of (i) the Canadian Borrowing Base as of such date, minus, without duplication, the Availability Reserves with respect to the Canadian Borrowing Base as of such date, or (ii) the aggregate Canadian Revolving Credit Commitments as of such date, minus (b) the aggregate outstanding balance of the Canadian Lender Indebtedness as of such date. In calculating Canadian Excess Availability, a deduction shall be made therefrom in an amount equal to the sum of all debts and obligations of the Canadian Borrower (or other Canadian Credit Parties) that are past due plus the outstanding amount of accounts payable of the Canadian Borrower (or other Canadian Credit Parties) that have not been handled in the normal course of the Canadian Borrower’s (or other Canadian Credit Parties’) business consistent with their past practices.
          “Canadian Guarantee” means that certain Canadian Guarantee dated as of the date hereof and executed by each Credit Party in favor of the Canadian Administrative Agent and Canadian Lenders, as amended, modified, renewed, supplemented or restated from time to time.
          “Canadian Lender” means a Canadian Revolving Lender or a Canadian Swingline Lender.
          “Canadian Lender Indebtedness” means, without duplication, (a) any and all amounts owing or to be owing by any Canadian Credit Party to the Agents, the Collateral Agents, the Issuing Banks or any Lender with respect to or in connection with the Canadian Loans, any Canadian Letter of Credit Liabilities, the Notes, this Agreement (including Section 2.25) or any other Financing Document (including the Canadian Guarantee), and (b) as to Bank Products, any and all amounts owing or to be owing by any Canadian Credit Party thereunder to any Lender or any Secured Affiliate, as applicable.
          “Canadian Letter of Credit” and “Canadian Letters of Credit” shall have the meanings assigned to such terms in Section 2.3(b).
          “Canadian Letter of Credit Liabilities” means, at any time and in respect of any Canadian Letter of Credit, the Dollar Equivalent at such time of the sum of (a) the amount available for drawings under such Canadian Letter of Credit as of the date of determination plus (b) the aggregate unpaid amount of all Reimbursement Obligations due and payable as of the date of determination in respect of previous drawings made under such Canadian Letter of Credit, and shall include any obligations relating to any letter of credit guarantee or credit support provided by the Canadian Administrative Agent pursuant to Section 2.3(e).
          “Canadian Loans” means the Canadian Revolving Credit Loans, the Canadian Swingline Loans and the Canadian Agent Advances.
          “Canadian Lockbox” means any lockbox to be established and operated pursuant to Section 4.4 hereof and a Canadian Lockbox Agreement.
          “Canadian Lockbox Agreement” means an agreement between a Canadian Borrowing Base Party and a Canadian Lockbox Bank governing a Canadian Lockbox.
          “Canadian Lockbox Bank” means a financial institution designated by the Canadian Borrowing Base Parties or the Canadian Administrative Agent to act as a Canadian Lockbox Bank and consented to in writing by the Canadian Borrowing Base Parties and the Canadian Administrative Agent (which consents shall not be unreasonably withheld, provided, however that the consent of the Canadian Borrowing Base Parties shall not be required if a Default has occurred and is continuing) and which has entered into a Canadian Lockbox Agreement.

          “Canadian Lockbox Direction Period” means the period commencing on the earlier of the occurrence and continuance of a Default or any date on which Excess Availability is less than the Dominion Excess Availability Requirement.
          “Canadian Maximum Available Amount” means, at any date, an amount equal to the lesser of (a) the aggregate Canadian Revolving Credit Commitments as of such date, and (b) the remainder of (i) the Canadian Borrowing Base as of such date, minus (ii) the sum of (A) the Availability Reserves with respect to the Canadian Borrowing Base as of such date, plus (B) the Bank Product Reserves applicable to the Canadian Borrowing Base Parties.
          “Canadian Prime Rate” means on any day, the annual rate of interest (rounded upwards, if necessary, to the nearest 1/16 of 1%) equal to the greater of: (a) the annual rate of interest announced from time to time by Bank of America — Canada Branch as its reference rate of interest for loans made in C$ to Canadian customers and designated as its “prime” rate (which “prime” rate is a rate set by Bank of America-Canada Branch based upon various factors, including Bank of America-Canada Branch’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans); and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, and (ii) 1%. Any change in the Canadian Prime Rate due to a change in Bank of America-Canada Branch’s “prime” rate shall be effective on the effective date of such change in Bank of America-Canada Branch’s “prime” rate.
          “Canadian Prime Loans” means C$ Denominated Loans which bear interest at a rate based upon the Canadian Prime Rate.
          “Canadian Priority Payables Reserve” means, on any date of determination for Canadian Credit Parties, reserves established by the Administrative Agent or the Canadian Administrative Agent for amounts payable by Canadian Credit Parties and secured by any Liens, choate or inchoate, which rank or which would reasonably be expected to rank in priority to or pari passu with any Agent’s Liens and/or for amounts which represent costs in connection with the preservation, protection, collection or realization of the Canadian Credit Parties’ Collateral, including, without limitation, any such amounts due and not paid for wages, vacation pay, severance pay, amounts payable under the Wage Earner Protection Program Act (Canada), amounts due and not paid under any legislation relating to workers’ compensation or to employment insurance, all amounts deducted or withheld and not paid and remitted when due under the Income Tax Act (Canada), sales tax, goods and services tax, value added tax, harmonized tax, excise tax, tax payable pursuant to Part IX of the Excise Tax Act (Canada) or similar applicable provincial legislation, government royalties, amounts currently or past due and not paid for realty, municipal or similar taxes and all amounts currently or past due and not contributed, remitted or paid to any Plan or otherwise as required to be contributed pursuant to any applicable law relating to Plans, or any similar statutory or other claims that would have or would reasonably be expected to have priority over or pari passu with any Liens granted to any Agent in the future.
          “Canadian Pro Rata Share” means at any time, with respect to any Canadian Revolving Lender, a fraction (expressed as a percentage), the numerator of which is the amount of the Canadian Revolving Credit Commitment of such Canadian Revolving Lender, and the denominator of which is the sum of the amount of all Canadian Revolving Credit Commitments at such time.
          “Canadian Qualified Lender” means a Lender that certifies (whether pursuant to Section 2.21(e) or 10.7) that it is either (A) a financial institution that is listed on Schedule I, II, or III of the Bank Act (Canada) or (B) is not a foreign bank for purposes of the Bank Act (Canada), and in either event if such financial institution is not resident in Canada and is not deemed to be resident in Canada for purposes of the Income Tax Act (Canada), that financial institution deals at arm’s length with the Canadian Borrower for purposes of the Income Tax Act (Canada).
          “Canadian Revolving Credit Commitment” shall have the meaning assigned to such term in Section 2.1(d).
          “Canadian Revolving Credit Exposure” means, at any time and as to each Canadian Revolving Lender, the Dollar Equivalent sum of (a) the aggregate principal amount of the Canadian Revolving Credit Loans made by such Canadian Revolving Lender outstanding as of such date, plus (b) other than for purposes of Section 2.1(d) and 2.11(b) hereof, unless the Canadian Administrative Agent or the Required Lenders otherwise direct, the accrued and unpaid interest on the Canadian Revolving Credit Loans made by such Canadian Revolving Lender outstanding as of such date, plus (c) such Canadian Revolving Lender’s Canadian Revolving Credit Percentage of the aggregate amount of Canadian Letter of Credit Liabilities as of such date, plus (d) such Canadian Revolving Lender’s Canadian Revolving Credit Percentage of the Canadian Swingline Exposure as of such date, plus (e) such Canadian Revolving Lender’s Canadian Revolving Credit Percentage of the aggregate principal amount of the Canadian Agent Advances as of such date.
          “Canadian Revolving Credit Loan” shall have the meaning provided in Section 2.1(a).
          “Canadian Revolving Credit Notes” means the promissory notes of the Canadian Borrower described in Section 2.5(b) payable to any Canadian Revolving Lender and being substantially in the form of Exhibit D1 and D-2, evidencing the Indebtedness of the Canadian Borrower (or other Canadian Credit Parties) to such Canadian Revolving Lender resulting from Canadian Revolving Credit Loans made by such Lender.
          “Canadian Revolving Credit Percentage” means, as to any Canadian Revolving Lender, the percentage of the aggregate Canadian Revolving Credit Commitments constituted by its Canadian Revolving Credit Commitment (or, if the Canadian Revolving Credit Commitments have terminated or expired, the percentage which such Canadian Revolving Lender’s Canadian Revolving Credit Exposure at such time constitutes of the Aggregate Canadian Revolving Credit Exposure at such time).
          “Canadian Revolving Lender” means a Lender with a Canadian Revolving Credit Commitment.
          “Canadian Securities Pledge Agreement” means that certain Canadian Securities Pledge Agreement dated as of the Closing Date and executed by the Canadian Credit Parties required by Canadian Administrative Agent in favor of the Canadian Administrative Agent providing for and constituting a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described therein, as amended, modified, renewed, supplemented or restated from time to time.
          “Canadian Security Agreement” means that certain Canadian Security Agreement dated as of the Closing Date and executed by the Canadian Credit Parties required by Canadian Administrative Agent in favor of the Canadian Administrative Agent providing for and constituting a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described therein, as amended, modified, renewed, supplemented or restated from time to time.
          “Canadian Swingline Availability” means, on any date, an amount equal to the remainder of (a) the Canadian Swingline Commitment minus (b) the Canadian Swingline Exposure on such date.

          “Canadian Swingline Commitment” shall have the meaning assigned to such term in Section 2.1(f).
          “Canadian Swingline Exposure” means, at any time, the aggregate principal amount of all Canadian Swingline Loans made to the Canadian Borrower outstanding at such time.
          “Canadian Swingline Lender” means Bank of America — Canada Branch, in its capacity as lender of Canadian Swingline Loans hereunder.
          “Canadian Swingline Loans” shall have the meaning assigned to such term in Section 2.1(a).
          “Capital Expenditures” means, as to any Person for any period, all expenditures (whether paid in cash or accrued as a liability, including the portion of Capital Lease Obligations originally incurred during such period that is capitalized on the consolidated balance sheet of the Company) by such Person and its Subsidiaries during such period, that, in conformity with GAAP or IFRS, are included in “capital expenditures,” “additions to property, plant or equipment” or comparable items in the consolidated financial statements of such Person, but excluding expenditures for the restoration, repair or replacement of any fixed or capital asset that was destroyed or damaged, in whole or in part, in an amount equal to any insurance proceeds received in connection with such destruction or damage.
          “Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease for financial reporting obligations in accordance with GAAP or IFRS on a balance sheet of such Person and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof at the time of determination.
          “Cash Management Agreement” means any document, instrument, agreement, arrangement or transaction with respect to Cash Management Services, and includes any of the foregoing related to deposit accounts, overdraft protection or automated clearing house transactions or services provided from time to time
          “Cash Management Services” means any services provided from time to time by any Lender or any of its Affiliates to any Borrower or Subsidiary in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox and stop payment services.
          “CDOR Rate” means, for the Interest Period of each B/A Loan, the rate of interest per annum equal to the annual rates applicable to C$ bankers’ acceptances having an identical or comparable term as the proposed B/A Loan displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto Time) on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto Time) on the immediately preceding Business Day), plus five (5) basis points, provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. (Toronto Time) on such day at which a Canadian chartered bank listed on Schedule 1 of the Bank Act (Canada) as selected by the Canadian Administrative Agent is then offering to purchase C$ bankers’ acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term), plus five (5) basis points.
          “Change of Control” means:
          (1) (A) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that, for the purpose of this clause, such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity) and (B) the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity); or
          (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or
          (3) the sale, lease, transfer, conveyance or other disposition, other than by way of a merger, amalgamation or consolidation permitted by Section 7.4, in one or a series of related transactions, of all or substantially all of the assets of the Company and the other Credit Parties taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or
          (4) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company; or
          (5) if any US Borrower or the Canadian Borrower (other than the Company) ceases to be, directly or indirectly, a wholly owned Subsidiary of the Company, other than by way of a merger, amalgamation, consolidation, sale or other disposition permitted by Section 7.4.
          “chattel paper” has the meaning given to such term in Section 9-102(a)(11) of the UCC or Section 1 of the PPSA, as applicable.
          “Closing Date” means December 21, 2009.

          “Code” means the Internal Revenue Code of 1986, as amended, and any successor statute.
          “Collateral” means the Credit Parties’ Properties described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Instrument.
          “Collateral Agent” means each of Bank of America, and General Electric Capital Corporation, acting in the capacities and to the extent described in Article 9, and any successor to Bank of America or General Electric Capital Corporation, acting in such capacities.
          “Collateral Report” has the meaning given to such term in Section 6.9.
          “Combined Interests” means, in the case of any Revolving Lender, and its Related Affiliate, the aggregate amount of Revolving Credit Commitments of such Persons.
          “Combined Revolving Credit Commitment” means, for any Revolving Lender, the aggregate amount of such Revolving Lender’s US Revolving Credit Commitments and Canadian Revolving Credit Commitments, and for purposes of this definition, a Revolving Lender and its Related Affiliate shall be deemed to be one and the same Revolving Lender.
          “Commitment” means any US Revolving Credit Commitment, US Swingline Commitment, Canadian Revolving Credit Commitment or Canadian Swingline Commitment and “Commitments” means all such Commitments collectively.
          “Commitment Increase” shall have the meaning given to such term in Section 2.1(h).
          “Commitment Increase Acceptance Deadline” shall have the meaning given to such term in Section 2.1(h).
          “Commitment Increase Effective Date” shall have the meaning given to such term in Section 2.1(h).
          “Commitment Increase Notice” shall have the meaning given to such term in Section 2.1(h).
          “Company” shall have the meaning set forth in the initial paragraph hereof.
          “Consolidated Net Income” means, for any period, the net income (loss) of the Company and the other consolidated Credit Parties determined in accordance with GAAP or IFRS and the net income (loss) associated with the Company’s or any consolidated Credit Party’s direct or indirect interest in the Gallatin Steel Company; provided, however, that there will not be included in such Consolidated Net Income:
(1)	any net income (loss) of any Person if such Person is not the Company or another Credit Party, except that:
(A)	subject to the limitations contained in clause (3) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or another Credit Party as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Credit Party, to the limitations contained in clause (2) below); and

(B)	the Company’s equity in a net loss of any such Person (other than another Credit Party) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or another Credit Party;
(2)	any net income (but not loss) of any Credit Party (other than the Company) if such Credit Party is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Credit Party, directly or indirectly, to the Company, except that the Company’s equity in a net loss of any such Credit Party for such period will be included in determining such Consolidated Net Income;

(3)	any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or the other consolidated Credit Parties (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business;

(4)	any extraordinary gain or loss;

(5)	the cumulative effect of a change in accounting principles; and

(6)	any one time expenses (including non-cash charges) relating to the write-off of deferred financing costs incurred in connection with the transactions contemplated by this Agreement.
          “Consolidated Recycling” shall have the meaning set forth in the initial paragraph hereof.
          “Contingent Obligation” shall mean, as to any Person, any obligation, agreement, understanding or arrangement of such Person guaranteeing or intended to guarantee any Indebtedness or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly.
          “Credit Parties” means the Company and each of its Subsidiaries (other than Pacific Coast Steel and Pinnacle Data International LLC, (unless such entities are joined as US Credit Parties at the option of Borrower Agent when 100% of the equity interests of Pacific Coast Steel have been acquired by the Credit Parties pursuant to the terms of this Agreement), Acierco S.A., Goldmarsh Enterprises, Germarsh, C-SBP, 351 South Wyatt, LLC (subject to dissolution on or before March 31, 2010) and PASUG LLC (subject to dissolution on or before March 31, 2010), collectively, and “Credit Party” means any such Person individually.
          “C-SBP” means Co-Steel Benefit Plans, Inc., an Ontario corporation.
          “Current Appraisal” means the appraisal of the Borrowers’ (and Canadian Borrowing Base Parties’) inventory provided to the Administrative Agent prior to the Closing Date or, in the case of appraisals of the Borrowers’ (and Canadian Borrowing Base Parties’) inventory provided to the Administrative Agent after the Closing Date, the most recent appraisal provided to the Administrative Agent in accordance with Section 2.29 or 6.10(n).

          “Current Information” means, as of any day, the financial statements and other related information for any period most recently required to be delivered to the Administrative Agent pursuant to Section 6.10(a), Section 6.10(b), Section 6.10(c), and Section 6.10(d).
          “Dated Assets” has the meaning assigned to such term in Section 2.25(c) hereof.
          “Dated Liabilities” has the meaning assigned to such term in Section 2.25(c) hereof.
          “Default” means an Event of Default or any condition or event which, with notice or lapse of time or both, would constitute an Event of Default.
          “Defaulting Lender” means any Lender that (a) fails to make any payment or provide funds to the Administrative Agent or the Canadian Administrative Agent or to any Borrower as required hereunder or fails otherwise to perform its obligations under any Financing Document, and such failure is not cured within one (1) Business Day, or (b) is the subject of any bankruptcy or any insolvency proceeding; provided that, solely for the purpose of determining a Lender’s right to vote on matters relating the Financing Documents and to share in payments, fees and Collateral proceeds thereunder, a Lender shall not be deemed to be a “Defaulting Lender” on any date of determination unless it has failed to make any payment or provide funds to the Administrative Agent or the Canadian Administrative Agent or to any Borrower as required hereunder or failed otherwise to perform its obligations under any Financing Document and such failure has not been cured on or before such date of determination.
          “Designated Obligations” means all Lender Indebtedness of the Borrowers with respect to (a) principal and interest under the US Revolving Credit Loans, Canadian Credit Revolving Loans, Swingline Loans, and Agent Advances, (b) unreimbursed drawings under Letters of Credit and interest thereon, and (c) fees under Section 2.13.
          “Dilution” means a reduction as determined by the Administrative Agent or the Canadian Administrative Agent, in its reasonable discretion, in the value of accounts caused by returns, allowances, discounts, credits, and/or any other offsets asserted by customers or granted by any Borrower having the effect of reducing the collections of accounts.
          “Disbursement Account” means, in respect of each Borrower, the account at the Payment Office of the Administrative Agent or the Canadian Administrative Agent, as applicable, which such Borrower has designated for purposes of receiving deposits of the proceeds of Loans and other amounts directed to be deposited therein pursuant to Section 2.4(b) or Section 2.4(c), as applicable.
          “Documentary Letter of Credit” means a Letter of Credit issued pursuant to this Agreement that supports payment or performance for a single identified purchase or exchange of products in the ordinary course of business of the Borrowers.
          “Dollar” and the sign “$,” without the letter “C” before it, means lawful money of the United States of America.
          “Dollar Denominated Loans” means US Revolving Credit Loans, any Canadian Revolving Credit Loans which are denominated in Dollars, and any Swingline Loans which are denominated in Dollars.
          “Dollar Equivalent” means, on any date of determination, with respect to any amount expressed in C$, the amount of Dollars that may be purchased with such amount of C$ at the Spot Exchange Rate on such date.

          “Dominion Excess Availability Requirement” means, on any date of determination, an amount equal to the greater of (i) $100,000,000 or (ii) 15% of the aggregate Revolving Credit Commitments.
          “Eastern Time” means, unless otherwise indicated, the time of day in Atlanta, Georgia.
          “EBITDA” means, as to the Company for any period, without duplication, the amount equal to the following calculated for the Company, its wholly owned consolidated Subsidiaries and its other Subsidiaries (but the earnings of such other Subsidiaries shall only be included to the extent of cash actually received by the Company or one of its wholly owned Subsidiaries) on a consolidated basis: Consolidated Net Income, plus to the extent deducted from Consolidated Net Income, Interest Expense, depreciation, amortization, impairment charges under FAS 142 or IFRS and applicable accounting standards, income and franchise tax expenses and other non-cash charges which do not and will not result in a cash outlay in such period or any subsequent period, minus, without duplication, cash expenditures in such period in respect of any non-cash charges taken in any previous period; provided that extraordinary gains or losses for any such period, including gains or losses on the disposition of assets, shall not be included in EBITDA.
          “Eligible Account” means, at any time with respect to any Canadian Borrowing Base Party or any US Borrower, the invoice amount, net of all goods and services taxes, harmonized taxes and sales taxes (which shall be the Dollar Equivalent at such time of any amount denominated in C$) owing on each account of such Canadian Borrowing Base Party or US Borrower (net of any credit balance, returns, trade discounts, unapplied cash, unbilled amounts or retention or finance charges) which meet such standards of eligibility as the Administrative Agent or the Canadian Administrative Agent shall establish from time to time in its reasonable discretion; provided that, no account shall be deemed an Eligible Account unless each of the following statements is accurate (and the Borrowers by including such account in any computation of the applicable Borrowing Base shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders the accuracy of such statements):
          (1) Such account is a binding and valid obligation of the obligor thereon and is in full force and effect;
          (2) Such account is evidenced by an invoice;
          (3) Such account is genuine as appearing on its face or as represented in the books and records of the Person;
          (4) Such account is free from claims regarding rescission, cancellation or avoidance, whether by operation of law or otherwise;
          (5) Payment of such account is less than ninety (90) days past the original invoice date thereof and less than sixty (60) days past the original due date thereof;
          (6) Such account is net of concessions, offset, deduction, contras, chargebacks or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such account;
          (7) The Administrative Agent, or the Canadian Administrative Agent, as the case may be, on behalf of the applicable Secured Parties, has a first-priority perfected Lien covering such account and such account is, and at all times will be, free and clear of all other Liens other than Permitted Liens under Section 7.3(c) or 7.3(d), subject to Availability Reserves in respect of such Permitted Liens;

          (8) The obligor on such account is not (a) an Affiliate of any Credit Party, or (b) an employee of any Credit Party;
          (9) Such account arose in the ordinary course of business of the applicable Borrower (or Canadian Borrowing Base Party) out of the sale of goods or services by such Borrower (or Canadian Borrowing Base Party);
          (10) Such account is not payable by an obligor who is more than ninety (90) days past the original invoice date thereof or more than sixty (60) days past the original due date thereof with regard to 50% or more of the aggregate accounts owed to the Borrowers by such obligor and all of its Affiliates;
          (11) All consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with the execution, delivery and performance of such account by each party obligated thereunder, or in connection with the enforcement and collection thereof by the Administrative Agent or the Canadian Administrative Agent, have been duly obtained, effected or given and are in full force and effect;
          (12) The obligor on such account is not an individual, and is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature or suspended its business, and the Administrative Agent and the Canadian Administrative Agent, in their reasonable discretion, are otherwise satisfied with the credit standing of such obligor;
          (13) The obligor of such account is organized and existing under the laws of the United States of America or a State thereof or the federal laws of Canada, a province or territory thereof, or if the obligor is not so organized and existing, such account is covered under letters of credit or export/import insurance reasonably satisfactory to the Administrative Agent and which has been collaterally assigned or hypothecated to the Administrative Agent or the Canadian Administrative Agent on terms reasonably satisfactory to the Administrative Agent;
          (14) The obligor of such account is not a state, commonwealth, provincial, federal, foreign, territorial, or other court or governmental department, commission, board, bureau, agency or instrumentality other than the federal government of the United States of America, the federal government of Canada or the government of any province or territory of Canada or political subdivision thereof, and then only to the extent that such Person has complied in all respects with the relevant provisions of the Federal Assignment of Claims Act of 1940 (for a US account debtor) or the Financial Administration Act (Canada) or similar provincial or territorial legislation or municipal ordinance of similar purpose (for a Canadian account debtor);
          (15) In the case of the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a “sale or return” basis, or on a “bill and hold” or “pre-sale” basis or subject to any other repurchase or return agreement; no material part of the subject goods has been returned, rejected, lost or damaged; and such account is not evidenced by chattel paper or a promissory note or an instrument of any kind;
          (16) Each of the representations and warranties set forth herein and in the Security Instruments with respect to such account is true and correct on such date;

          (17) A check, promissory note, draft, trade acceptance or other instrument has not been received with respect to such account (or with respect to any other account due from the same account debtor), presented for payment and returned uncollected for any reason;
          (18) Such account is not in respect of a volume rebate or tooling account receivable;
          (19) If such account arises in connection with any contract or project under which the applicable Borrower’s obligations are covered in whole or in part by a performance, surety or other similar bond, the applicable Agent shall have received a duly executed subordination agreement from the bonding company in form and substance acceptable to such Agent; and
          (20) The Administrative Agent or the Canadian Administrative Agent, as applicable, does not believe, in the exercise of its reasonable discretion, that the prospect of collection of such account is impaired or that the account may not be paid because of the account debtor’s inability to pay;
          provided that, if any Eligible Account, when added to all other accounts that are obligations of the same obligor and its Affiliates, results in a total sum that exceeds 10% of the total balance then due on all Eligible Accounts owed to the Borrowers (without giving effect to any reduction in Eligible Accounts pursuant to this proviso), unless the accounts of such obligors or group of Affiliated obligors are insured pursuant to credit insurance acceptable to the Administrative Agent or the Canadian Administrative Agent (as applicable) which has been collaterally assigned or hypothecated to the Administrative Agent or the Canadian Administrative Agent (as applicable) on terms reasonably satisfactory to the Administrative Agent, the amount of such accounts in excess of 10% of such total balance then due shall be excluded from Eligible Accounts of the Borrowers to whom such accounts are owed; provided that, if such accounts of such obligor (or group of Affiliated obligors) are owed to both the US Borrowers and the Canadian Borrowing Base Parties, such excess amount shall be excluded from the Eligible Accounts of the Canadian Borrowing Base Parties and the US Borrowers in the same proportion as all amounts from such obligor are owed to the Canadian Borrowing Base Parties and the US Borrowers. Any standards of eligibility established by the Administrative Agent or the Canadian Administrative Agent in addition to those enumerated above shall not become effective until the third (3rd) Business Day following written notice of the establishment of such new standard of eligibility has been given by the Administrative Agent or the Canadian Administrative Agent to the Borrower Agent provided, that unless Borrowers elect to waive such three (3) Business Day period, no Borrowings shall be permitted by Borrowers during such three (3) Business Day period; and provided, further, that at any time that a Default exists, neither written notice nor the expiration of any time period shall be required before any Agent may establish a new standard of eligibility.
          “Eligible Account Advance Percentage” means 85%.
          “Eligible Institution” means an association or a corporation that is (a) organized and doing business under the laws of Canada or any province thereof, or the United States of America or any State thereof or the District of Columbia, (b) authorized under such laws to accept deposits and otherwise carry on the business of banking, (c) has a combined capital and surplus of at least $250,000,000, (d) is subject to supervision or examination by federal or state banking authority, and (e) is an entity with a credit rating of at least “A” by Standard & Poor’s Ratings Services, the equivalent thereof by Moody’s Investors Service, Inc. or “AA(low)” by Dominion Bond Rating Service Limited.
          “Eligible Inventory” means, at any time with respect to any Canadian Borrowing Base Party or any US Borrower, all inventory of such Borrower valued in Dollars on a lower of cost (on either a first-in, first out basis or an average cost basis and excluding any component of cost representing intercompany profit in the case of inventory acquired from an Affiliate) or market basis in accordance with GAAP or IFRS, with detailed calculations of lower of cost or market to occur on at least a monthly basis, which meet such standards of eligibility as the Administrative Agent or the Canadian Administrative Agent shall establish from time to time in its reasonable discretion; provided that no inventory shall be deemed Eligible Inventory unless each of the following statements is accurate (and the Borrowers (or Canadian Borrowing Base Parties) by including such inventory in any computation of the applicable Borrowing Base shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders the accuracy of such statements):
          (1) Such inventory is in good condition, merchantable, meets all standards imposed by any Governmental Authority having regulatory authority over it or its use and/or sale and is not obsolete and is either currently usable or currently salable in the normal course of business of such Person;
          (2) Such inventory is either (a) in possession of such Person and (1) located on Real Property owned or leased by such Person, and (2) within the United States or Canada (provided that if such inventory is located on Real Property leased by such Person, the landlord of such Real Property shall have executed and delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, a Landlord Waiver Agreement) or (b) in the possession of a Bailee and such Bailee shall have executed and delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, a Bailee Letter or (c) in transit in Canada (provided that the Canadian jurisdiction in question is a jurisdiction where the Liens of the Canadian Administrative Agent and the Administrative Agent in such inventory are validly perfected first-priority Liens) or the United States and between Credit Parties, and upon arrival at its destination, will comply with either paragraph (a)(1) or (a)(2) above;
          (3) Each of the representations and warranties set forth in the Security Instruments with respect to such inventory is true and correct on such date;
          (4) The Administrative Agent or the Canadian Administrative Agent, as the case may be, on behalf of the applicable Secured Parties, has a first-priority perfected Lien covering such inventory, and such inventory is, and at all times will be, free and clear of all Liens other than Permitted Liens under Section 7.3(c) or 7.3(d), subject to Availability Reserves in respect of such Permitted Liens;
          (5) Such inventory does not include goods that are not owned by such Borrower, that are held by such Borrower pursuant to a consignment agreement or which have been sold by such Borrower on a bill and hold basis;
          (6) Such inventory is not subject to repossession under the Bankruptcy and Insolvency Act (Canada) or other applicable law, except to the extent the applicable vendor has entered into an agreement with the Canadian Administrative Agent waiving its right to repossession, which agreement shall be acceptable to the Canadian Administrative Agent;
          (7) Such inventory does not consist of store room materials, supplies, parts, samples, prototypes, or packing and shipping materials, but may consist of billets;
          (8) Such inventory does not consist of goods that are obsolete, slow-moving or returned or repossessed or used goods taken in trade;
          (9) Any portion of the value of such inventory which results from a profit or gain resulting from an inter-company sale or other disposition of such inventory shall be excluded;
          (10) Any “seconds” or scrap inventory shall be valued at scrap value;

          (11) Such inventory is not evidenced by negotiable documents of title unless delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, with endorsements reasonably acceptable to the Administrative Agent;
          (12) Such inventory does not constitute Hazardous Materials;
          (13) Such inventory is covered by casualty insurance; and
          (14) The Administrative Agent or the Canadian Administrative Agent, as applicable, has not determined in its reasonable discretion that it may not sell or otherwise dispose of such inventory in accordance with the terms of the applicable Security Instruments without infringing upon the rights of another Person or violating any contract with any other Person.
Any standards of eligibility established by the Administrative Agent or the Canadian Administrative Agent in addition to those enumerated above shall not become effective until the third (3rd) Business Day following written notice of the establishment of such new standard of eligibility has been given by the Administrative Agent or the Canadian Administrative Agent to the Borrower Agent provided, that unless Borrowers elect to waive such three (3) Business Day period, no Borrowings shall be permitted by Borrowers during such three (3) Business Day period; and provided, further, that at any time that a Default exists, neither written notice nor the expiration of any time period shall be required before any Agent may establish a new standard of eligibility.
          “Eligible Inventory Advance Percentage” means 65%.
          “Environmental Laws” means all federal, provincial, local or foreign laws, rules, regulations, treaties, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, whether or not having the force of law (but in the case of any such matter not having the force of law, responsible companies would customarily comply with such matter), relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.
          “Equity” means shares of capital stock or a partnership, profits, capital or member interest, or options, warrants, rights to purchase, participation rights or any other right to substitute for or otherwise acquire the capital stock or a partnership, profits, capital or member interest however designated, and whether voting or non-voting, of any Credit Party and shall expressly include all “stock appreciation rights”, “phantom stock”, “profit participations” and other similar interests.
          “Equity Distribution” shall have the meaning provided in Section 7.5.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute.
          “ERISA Affiliate” means each trade or business (whether or not incorporated) under common control with any Borrower or any subsidiary thereof within the meaning of Section 414(b) or (c) of the Code and Sections 414(m) and (o) of the Code for purpose of provisions relating to Section 412 of the Code.
          “ERISA Event” shall mean any of the following: (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the thirty (30) day notice period is waived); (b) the incurrence by any Borrower or an ERISA Affiliate of any liability with respect to a withdrawal by any Borrower or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the incurrence by any Borrower or any ERISA Affiliate of any liability with respect to a complete or partial withdrawal by any Borrower or any ERISA Affiliate from a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or the receipt by any Borrower or an ERISA Affiliate of notification that such a multiemployer plan is in reorganization or insolvent; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Plan or multiemployer plan (as defined above); (e) an event or condition that constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or multiemployer plan (as defined above); (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate; (g) any Plan’s failure to satisfy the minimum funding standard applicable to the Plan for a plan year (as defined in Section 412(a) of the Code or Section 302(a) of ERISA), whether or not waived; or (h) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard applicable with respect to any Plan; and, as regards any Canadian Credit Party, means (a) the whole or partial withdrawal of any Canadian Credit Party from a Plan during a plan year; or (b) the filing of a notice of intent to terminate in whole or in part a Plan or the treatment of a Plan amendment as a termination or partial termination; or (c) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a trustee appointed to administer a Plan; or (d) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a trustee to administer.
          “Event of Default” shall have the meaning provided in Article 8.
          “Excess Availability” means, as of any date, the sum of (a) the Canadian Excess Availability as of such date, and (b) the US Excess Availability as of such date.
          “Exchange Act” means the United States Securities Exchange Act of 1934.
          “Excluded Taxes” means, with respect to any Indemnitee or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, income or franchise taxes imposed on (or measured by) such Indemnitee’s net income by the United States of America or Canada, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located. Notwithstanding the foregoing, “Excluded Taxes” shall not include any Taxes imposed by means of withholding on or with respect to any payments made by any Borrower pursuant to the Financing Documents, except to the extent: (i) that withholding taxes would not have been imposed with respect to a Lender but for any failure of such Lender (after timely written notice from the Company accompanied by a draft form of any such requirement prepared by the Company at the Company’s expense not earlier than ninety (90) days prior to a due date thereof) to comply with certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity, connection with the jurisdiction imposing such withholding taxes or any other matters (including the delivery by a US Lender of Internal Revenue Service Form W-8BEN, W-8IMY or Form W-8ECI (or any substitute form)) that is required by law as a condition to exemption or the relief from, or reduction of, such withholding tax; or (ii) that such taxes solely relate to any certification of the applicable Lender as a Canadian Qualified Lender or Exempt US Lender, as applicable, that is or becomes incorrect other than as a result of a change in Tax law, the Treaty (or its interpretation) or administrative practice of a tax authority, a change in any Borrower, or any other change not directly caused by the applicable Lender (in any such case the fact that the certification of a Lender became incorrect shall not result in any Taxes becoming Excluded Taxes). Notwithstanding anything to the contrary in this Agreement, “Excluded Taxes” shall specifically not include any Taxes imposed by withholding on or with respect to any payments made by a Borrower pursuant to the Financing Documents (1) to a Person that became a Lender at a time when an Event of Default existed, regardless of whether an Event of Default exists at the time any such payment is made, or (2) to a Lender at a time when an Event of Default has occurred and is continuing (in either of which cases the fact that any certification of a Lender is incorrect shall not result in any Taxes becoming Excluded Taxes).
          “Executive Order No. 13224” means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.
          “Exempt US Lender” means a Lender that certifies (whether pursuant to Section 2.21(e) or 10.7) that (a) such Lender is a “United States person” as that term is defined in Section 7701 of the Code; (b) such Lender is not a “United States person” as that term is defined in Section 7701 of the Code and all amounts payable to such Lender hereunder are effectively connected with the conduct of its trade or business within the United States; or (c) such Lender (or if such Lender is a “flow-through entity” within the meaning of United States Treasury Regulation Section 1.1441-1(c)(23), each of its beneficial owners and/or interest holders) (A) meets all the requirements under Code Section 871(h)(3) or Code Section 881(c)(3) or an applicable income tax treaty between the United States and such Lender’s jurisdiction to be eligible for a complete exemption from withholding of United States taxes under Code Section 1441 or Code Section 1442 on interest payments made to it hereunder and (B) is a Person as to whom the US Revolving Credit Loan commitment fees are not subject to U.S. federal income taxation under an applicable income tax treaty.
          “Federal Funds Effective Rate” means (a) the weighted average of interest rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on the applicable Business Day (or on the preceding Business Day, if the applicable day is not a Business Day), as published by the Federal Reserve Bank of New York on the next Business Day; or (b) if no such rate is published on the next Business Day, the average rate (rounded up, if necessary, to the nearest 1/8 of 1%) charged to Bank of America on the applicable day on such transactions, as determined by the Administrative Agent.
          “Fee Letter” means (a) the letter agreement, dated the Closing Date, regarding fees payable by the US Borrowers to the Administrative Agent and by the Canadian Borrower to the Canadian Administrative Agent and (b) the letter agreement, dated the Closing Date, regarding fees payable by the US Borrowers and/or the Canadian Borrower to General Electric Capital Corporation, as Collateral Agent.
          “Financial Statements” means the audited consolidated financial statements for the Fiscal Year ended December 31, 2008, and the unaudited consolidated financial statements for the Fiscal Quarters ended March 31, June 30 and September 30, 2009.
          “Financial Covenant Excess Availability Requirement” means, on any date of determination, an amount equal to the greater of (i) $75,000,000 or (ii) 12.5% of the aggregate Revolving Credit Commitments.
          “Financing Documents” means this Agreement, the Notes, the Security Instruments, the Applications, Borrowing Requests, Borrowing Base Reports, the Fee Letter, and the other documents, instruments or agreements described in Section 3.1 and Section 3.2 (other than the documents, instruments or agreements described in Section 3.1(e), Section 3.1(f)(2), Section 3.1(f)(3), Section 3.1(i) or Section 3.1(j)), together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of the Company or any Credit Party hereunder or thereunder) now or hereafter entered into by a Credit Party in connection with the Loans, the Lender Indebtedness or the Collateral, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.
          “Finco” means GNA Financing Inc., a Delaware corporation.
          “Finco Preferred Equity” means shares of preferred stock issued by GUSA.
          “Fiscal Quarter” means the fiscal quarter of the Company and each of the Borrowers, ending on the last day of each of March, June, September and December of each year.
          “Fiscal Year” means the fiscal year of the Company and each of the Borrowers, ending on the last day of December of each year.
          “Fixed Charge Coverage Ratio” means, as to the Company and the other Credit Parties on a consolidated basis, determined for any period, the ratio of (a) EBITDA for such period minus Capital Expenditures made during such period (other than Capital Expenditures made during such period which are financed, within ninety (90) days of such Capital Expenditures, by one or more contributions of Equity or by Indebtedness permitted by any of Sections 7.2(g), (j), (k), (m) or (t)), to (b) the sum of (1) scheduled principal payments on Funded Indebtedness during such period, and any prepayment during such period of Indebtedness plus (2) Adjusted Interest Expense for such period, plus (3) cash taxes paid during such period, plus (4) Equity Distributions paid by the Company during such period (other than payments or distributions made in the ordinary course of business on account of “stock appreciation rights”, “phantom stock”, “profit participations” and other similar interests to the extent deducted in computing EBITDA), plus (5) the amount by which cash pension payments during such period exceeds pension accruals during such period.
          “Funded Indebtedness” means, as to any Person, without duplication, all Indebtedness for borrowed money, all obligations evidenced by bonds, debentures, notes, or other similar instruments, all Capital Lease Obligations, and all guaranties of Funded Indebtedness of other Persons.
          “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time (consistently applied), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Agreement will be computed in conformity with GAAP.
          “GANS” means GANS LLC, a Delaware limited liability company.
          “Governmental Authority” means any federal, state, provincial, territorial, county, city, municipal or other political subdivision or government, department, commission, board, bureau, court, agency or any other instrumentality of any of them, which exercises jurisdiction over any Credit Party or any Property (including the use and/or sale thereof) of any Credit Party.

          “Governmental Requirement” means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other direction or requirement (including any of the foregoing which relate to Environmental Laws, energy regulations and occupational, safety and health standards or controls) of any Governmental Authority, whether or not having the force of law (but in the case of any such matter not having the force of law, only to the extent responsible companies would customarily comply with such matter).
          “Guarantees” means the Canadian Guarantee and the US Guaranty.
          “GUSA” means Gerdau USA Inc., a Delaware corporation.
          “GUSA Guarantee” means GUSA’s guarantee in favor of 3100361 Nova Scotia Company, a Nova Scotia unlimited liability company (or any transferee of the Finco Preferred Equity) in respect of the distributions or dividends payable by Finco with respect to the Finco Preferred Equity.
          “Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odor, radiation, energy, vector, plasma, constituent or material which (a) is or becomes listed, regulated or addressed under any Environmental Law, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.
          “Highest Lawful Rate” means, with respect to each Lender, the maximum non-usurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Notes or on other Lender Indebtedness, as the case may be, owed to it under the law of any jurisdiction whose laws may be mandatorily applicable to such Lender.
          “Hostile Acquisition” means a proposed Acquisition by a Credit Party in circumstances in which the Person subject to such Acquisition shall not have evidenced its agreement or agreement in principle to such Acquisition by means of (i) a definitive agreement of purchase and sale, or (ii) a letter of intent in respect thereof.
          “IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board as in effect from time to time, consistently applied. All ratios and computations based on IFRS contained in this Agreement will be computed in conformity with IFRS.
          “Indebtedness” of any Person means, without duplication:
          (a) all obligations of such Person for borrowed money and obligations evidenced by bonds, debentures (including convertible debentures), notes or other similar instruments;
          (b) all obligations of such Person (whether contingent or otherwise) in respect of bankers’ acceptances, letters of credit, surety or other bonds and similar instruments;
          (c) all obligations of such Person to pay the deferred purchase price of Property or services (other than for borrowed money);

          (d) all Capital Lease Obligations in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person otherwise assures a creditor against loss;
          (e) all guaranties (direct or indirect), and other contingent obligations of such Person in respect of, or obligations to purchase or otherwise acquire or to assure payment of, Indebtedness of other Persons;
          (f) Indebtedness of others secured by any Lien upon Property owned by such Person, whether or not assumed;
          (g) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of other Persons;
          (h) the net amount of obligations (measured on a mark-to-market basis) of such Person under agreements of the types described in the definition of Swap Agreements; and
          (i) any “synthetic lease”, “tax retained operating lease” or similar lease financing arrangements under which the tenant is treated as the owner of property for tax purposes but such lease is treated as an operating lease in accordance with GAAP or IFRS.
          “Indemnified Taxes” means Taxes other than Excluded Taxes.
          “Indemnitee” means each Agent, Collateral Agent, Lender, and Issuing Bank (as the case may be).
          “Interest Expense” means, as to any Person for any period, without duplication, total interest expenses, whether paid or accrued as liabilities (including the interest component of Capital Lease Obligations), with respect to all outstanding Indebtedness, including, without limitation, all commissions, discounts and other fees and charges owed with respect to any financing or letters of credit and net costs under any Swap Agreement to the extent that such costs are included within interest expense in the Company’s financial statements prepared in accordance with GAAP or IFRS; provided that “Interest Expense” shall not include any one time expenses (including non-cash charges) relating to the write-off of deferred financing costs in connection with the transactions contemplated by this Agreement.
          “Interest Period” means, with respect to each Borrowing of LIBOR Loans or B/A Loans, an interest period complying with Section 2.7.
          “inventory” has the meaning given to such term in Section 9-102(a)(48) of the UCC or Section 1 of the PPSA, as applicable.
          “Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity, bonds, notes, debentures or other similar instruments issued by, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP or IFRS; provided that none of the following will be deemed to be an Investment:

          (1) obligations under Swap Agreements entered into in the ordinary course of business and in compliance with this Agreement; and
          (2) endorsements of negotiable instruments and documents in the ordinary course of business.
          “Issuing Bank” means (a) for each US Letter of Credit, the Lender or Lenders (or an Affiliate thereof) designated by the Borrower Agent and approved in writing by such Lender (or Affiliate) and the Administrative Agent (such approval by the Administrative Agent not to be unreasonably withheld) as the issuing bank for US Letters of Credit hereunder and (b) for each Canadian Letter of Credit, the Lender or Lenders (or an Affiliate thereof) designated by the Borrower Agent and approved in writing by such Lender (or Affiliate) and the Canadian Administrative Agent (such approval by the Canadian Administrative Agent not to be unreasonably withheld) as the issuing bank for Canadian Letters of Credit hereunder.
          “Landlord Waiver Agreement” means an agreement executed and delivered by any landlord of Real Property leased by any Borrower pursuant to which such landlord subordinates or waives all of its Liens to the Liens of the Administrative Agent or the Canadian Administrative Agent (as applicable) in the Property of such Borrower located on the leased Real Property.
          “L/C Cover”, when required by this Agreement for Letter of Credit Liabilities of an Account Party, shall be effected by paying to the Administrative Agent in the case of US Letter of Credit Liabilities or the Canadian Administrative Agent in the case of Canadian Letter of Credit Liabilities, in immediately available funds, to be held by the Administrative Agent or the Canadian Administrative Agent, as applicable, in a collateral account maintained by the Administrative Agent or the Canadian Administrative Agent, as applicable, and which accounts shall be under the sole dominion and control of, the Administrative Agent or the Canadian Administrative Agent, as applicable, and collaterally assigned as security pursuant to the Financing Documents, an amount equal to 105% of the maximum amount of each applicable Letter of Credit issued for the account of such account party which is available for drawing at any time. Such amount shall be retained by the Administrative Agent or the Canadian Administrative Agent, as applicable, in such collateral account until such time as the applicable Letter of Credit shall have expired and the Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied.
          “Lender” and “Lenders” shall have the meanings set forth in the opening paragraph hereof.
          “Lender Indebtedness” means, collectively, the Canadian Lender Indebtedness and the US Lender Indebtedness.
          “Lending Office” means for each Lender the office specified opposite such Lender’s name on the signature pages hereof, or in the Assignment and Acceptance pursuant to which it became a Lender, with respect to each Type of Loan, or such other office as such Lender may designate in writing from time to time to the Company and the Administrative Agent with respect to such Type of Loan; provided that Lending Offices for Canadian Revolving Lenders shall be in Canada.
          “Letter of Credit” means any Canadian Letter of Credit or US Letter of Credit, and “Letters of Credit” means Canadian Letters of Credit and US Letters of Credit, collectively.
          “Letter of Credit Liabilities” means the US Letter of Credit Liabilities and Canadian Letter of Credit Liabilities, collectively.

          “LIBOR Loan” means a US Revolving Credit Loan or a Canadian Revolving Credit Loan that is a Dollar Denominated Loan bearing interest at the rate provided in Section 2.6(b).
          “LIBOR Rate” means, for any Interest Period with respect to a LIBOR Loan, the rate of interest per annum determined pursuant to the following formula:

LIBOR Rate =	Offshore Base Rate

1.00 - Eurodollar Reserve Percentage
          Where,
     “Offshore Base Rate” means the British Bankers Association LIBOR Rate, as published by Reuters (or other commercially available source designated by Administrative Agent) at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason the foregoing rate is unavailable, the Offshore Base Rate shall be, for any Interest Period, the rate per annum determined by the Administrative Agent as the rate of interest at which Dollar deposits in the approximate amount of the applicable LIBOR Loan would be offered by the Administrative Agent’s London Branch to major banks in the offshore Dollar market at their request at or about 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period.
     “Eurodollar Reserve Percentage” means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, rounded upward to the next 1/8th of 1%) in effect on such day applicable to member banks under regulations issued from time to time by the Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”). The Offshore Rate for each outstanding LIBOR Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.
          “Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on contract, constitutional, common, or statutory law, and including but not limited to the lien, security interest or hypothec arising from a mortgage, hypothec, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term “Lien” shall include reservations, exceptions, encroachments, easements, servitudes, rights of way, covenants, conditions, restrictions, liens and other statutory, constitutional, or common law rights of landlords, leases and other title exceptions and encumbrances affecting Property. For the purposes of this Agreement, any Person shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.
          “Loan” means a Revolving Credit Loan, a US Swingline Loan, a Canadian Swingline Loan or an Agent Advance and “Loans” means the Revolving Credit Loans, the US Swingline Loans, the Canadian Swingline Loans and the Agent Advances or one or more of them as provided herein.
          “Lockbox” means any lockbox to be established and operated pursuant to Section 4.3 and Section 4.4 hereof and a Lockbox Agreement.

          “Lockbox Agreement” means one or more lockbox agreements, tri-party agreements, or similar documents setting forth certain terms applicable to the establishment and operation of the applicable Lockbox to be entered into between the Borrowers (or any of them) and a US Lockbox Bank or a Canadian Lockbox Bank, in form and substance acceptable to, the Administrative Agent, the Canadian Administrative Agent, such US Lockbox Bank or such Canadian Lockbox Bank (acting reasonably).
          “Margin Stock” shall have the meaning provided in Regulations T, U and X.
          “Material Adverse Change” means any event, development or change in circumstance that has had or could reasonably be expected to have a Material Adverse Effect.
          “Material Adverse Effect” means any material and adverse effect on (a) the business, operations, assets, liabilities, condition (financial or otherwise), or results of operations of the Credit Parties taken as a whole, (b) the validity or enforceability of any of the Financing Documents or the rights and remedies of any Agent or Secured Party thereunder, or (c) the perfection or priority of any Liens securing the Lender Indebtedness.
          “Maturity Date” means the earlier to occur of (i) December 21, 2012, or (ii) the date that is ninety (90) days prior to the scheduled maturity of the 2008 Term Loans, unless the 2008 Term Loans have been repaid in full prior to such date pursuant to Section 7.20(c), or refinanced, extended or renewed pursuant to a Permitted Refinancing to a date at least ninety (90) days following the date specified in clause (i).
          “Negative Covenant Excess Availability Requirement” means, on any date of determination, an amount equal to the greater of (i) $120,000,000 or (ii) 20% of the aggregate Revolving Credit Commitments.
          “Non-Pledged Subsidiaries” means Pacific Coast Steel (until the Credit Parties acquire 100% of its Equity), Pinnacle Data International LLC (unless Pacific Coast Steel is joined as a US Credit Party), Acierco S.A., Goldmarsh Enterprises, Germarsh, C-SBP, 351 South Wyatt, LLC and PASUG LLC.
          “Notes” means the Revolving Credit Notes.
          “NSULC” means 3038482 Nova Scotia Company, a Nova Scotia unlimited liability company.
          “Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.
          “Pacific Coast Steel” means Pacific Coast Steel, a Delaware general partnership.
          “Participant” has the meaning specified in Section 10.7(e).
          “Payment Office” means (a) with respect to US Loans, the Administrative Agent’s office located at Atlanta, Georgia (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto), and (b) with respect to Canadian Loans, the Canadian Administrative Agent’s office located at Toronto, Ontario (or such other office or individual as the Canadian Administrative Agent may hereafter designate in writing to the other parties hereto).

          “PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.
          “Perfection Certificates” means a Certificate from a Responsible Officer of each Credit Party substantially in the form of Exhibit E hereto to be delivered to the Administrative Agent on the Closing Date.
          “Perfection Certificate Update” means a Certificate from a Responsible Officer of a Credit Party substantially in the form of Exhibit E hereto and setting forth all changes that would be required to be made to the Perfection Certificate of such Credit Party (as updated pursuant to any prior Perfection Certificate Update) to cause the Perfection Certificate of such Credit Party to be accurate and complete if reissued as of the last day of the Fiscal Quarter immediately preceding the date on which the Perfection Certificate is required to be delivered pursuant to Section 6.10(e) hereof.
          “Permitted Acquisition” means any Acquisition by a Credit Party which is:
          (i) of a Person carrying on a business which is the same as or related, ancillary or complementary to the business carried on by such Credit Party, or if an asset Acquisition, is of assets used or useful in a business which is the same as or related, ancillary or complementary to the business carried on by such Credit Party;
          (ii) in respect of which such Credit Party has provided a certificate of the Chief Financial Officer of such Credit Party, at least twenty (20) days prior to the closing date for such Acquisition (or such shorter period as may be agreed by Administrative Agent in its sole discretion), containing information in format and detail satisfactory to the Administrative Agent, acting reasonably, regarding the cost of such Acquisition, the financial and acquisition structure of such Acquisition, audited financial statements (or, if not available, unaudited financial statements, or, if unaudited financial statements are not available, other financial information satisfactory to the Administrative Agent, acting reasonably) of the subject of such Acquisition for the previous two (2) years;
          (iii) in respect of which the Administrative Agent or the Canadian Administrative Agent, as applicable, shall have received Lien search reports, in form and substance satisfactory to the Administrative Agent or the Canadian Administrative Agent, as applicable, and the Administrative Agent or the Canadian Administrative Agent, as applicable, will, upon consummation of such Acquisition, have a first priority, perfected Lien over any accounts and inventory to be acquired, subject only to Permitted Liens, and if such Acquisition is an Acquisition of Equity of any Person, such Person shall have executed and delivered a counterpart to the applicable Security Instruments and such other agreements, documents and instruments as the Administrative Agent or the Canadian Administrative Agent may reasonably request, in each case in form and substance satisfactory to the Administrative Agent and the Lenders;
          (iv) if such Acquisition is an Acquisition of Equity of a Person and the accounts or inventory of such Person are to be included in the Canadian Borrowing Base or the US Borrowing Base, such Person shall have executed and delivered a joinder agreement to this Agreement becoming a Canadian Borrowing Base Party or a US Borrower, as applicable, hereunder and such other agreements, documents and instruments as the Administrative Agent or the Canadian Administrative Agent may reasonably request, in each case in form and substance satisfactory to the Administrative Agent and the Lenders;
          (v) either (A) Excess Availability, immediately after giving effect to such Acquisition (including any Loan made hereunder in connection therewith), will be no less than the Acquisition Excess Availability Requirement (it being understood that the Administrative Agent may require a Collateral Report in respect of any assets forming a part of such Acquisition before the inclusion of such assets in the US Borrowing Base or Canadian Borrowing Base for purposes of determining Excess Availability, and if a Collateral Report has not been delivered to the Administrative Agent within ninety (90) days prior to the date of such Acquisition, the Administrative Agent may also require a new Collateral Report in respect of the assets of all of the Credit Parties); or (B) (I) Excess Availability, immediately after giving effect to such Acquisition (including any Loan made hereunder in connection therewith), will be no less than the Negative Covenant Excess Availability Requirement (it being understood that the Administrative Agent may require a Collateral Report in respect of any assets forming a part of such Acquisition before the inclusion of such assets in the US Borrowing Base or Canadian Borrowing Base for purposes of determining Excess Availability, and if a Collateral Report has not been delivered to the Administrative Agent within ninety (90) days prior to the date of such Acquisition, the Administrative Agent may also require a new Collateral Report in respect of the assets of all of the Credit Parties), and (II) both before and after giving effect to such Acquisition, Borrowers shall have maintained a Fixed Charge Coverage Ratio, measured for the 12-month period most recently ended, both before and after giving effect to such Acquisition (regardless of whether a Trigger Date has then occurred) of at least 1.1 to 1.0;
          (vi) if such Acquisition is an Acquisition of Equity of any Person, such Credit Party acquires more than 50% of the Equity of such Person;
          (vii) not a Hostile Acquisition; and
          (vii) both before and after giving effect to such Acquisition, no Default shall then exist.
In addition to the normal criteria for accounts or inventory to be an Eligible Account or Eligible Inventory, respectively, no account or inventory acquired in connection with any Acquisition shall be an Eligible Account or Eligible Inventory, respectively, until the Administrative Agent or the Canadian Administrative Agent, as applicable, shall have completed a field examination of such Person and received a Collateral Report in respect of such accounts or inventory, as applicable, to the extent required by the Administrative Agent; however, upon completion of a Permitted Acquisition, and following receipt by the Administrative Agent or the Canadian Administrative Agent, as applicable, of the required Collateral Report, any acquired accounts or inventory which constitute Eligible Accounts or Eligible Inventory, as applicable, will be included in the Canadian Borrowing Base or the US Borrowing Base, as applicable.
          “Permitted Holder” means Gerdau S.A. or any of its wholly-owned subsidiaries.
          “Permitted Liens” shall have the meaning assigned in Section 7.3 hereof.
          “Permitted New Affiliate Subordinated Debt” means Indebtedness incurred by a Credit Party at any time after the Closing Date, provided that (i) the creditor under such Indebtedness is an Affiliate of such Credit Party which is not also a Credit Party, (ii) such Indebtedness is not assignable by the creditor thereunder, except to another Affiliate of such Credit Party, (iii) such Indebtedness is unsecured and, in any bankruptcy, insolvency, liquidation, receivership, winding up or other similar proceeding, is subordinated in right of payment to the prior payment of all Lender Indebtedness, (iv) such Indebtedness accrues interest at a rate determined in good faith by the Board of Directors (or applicable governing authority) of such Credit Party to be a market rate of interest for such Indebtedness at the time of issuance thereof, (v) no amount is payable on account of such Indebtedness (whether on account of principal, interest, fees or otherwise) if a Default has occurred and is continuing or if Excess Availability is less than $75,000,000, either before or immediately after giving effect to the payment, (vi) if at the time of the incurrence of such Indebtedness the 2008 Term Loan Documents remain in effect, such Indebtedness is permitted under the 2008 Term Loan Documents as in effect on the date hereof without the need to obtain any waivers thereunder, and (vii) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably.
          “Permitted New Debt” means Indebtedness incurred by a Credit Party at any time after the Closing Date, provided that (i) the material terms applicable to such Indebtedness (including covenants and events of default) are on market terms, as determined in good faith by the board of directors of the applicable Credit Party, (ii) such Indebtedness is unsecured, matures on a date not earlier than six (6) months after the Maturity Date and does not include any amortization payments, (iii) such Indebtedness accrues interest at a rate determined in good faith by the board of directors (or applicable governing authority) of such Credit Party to be a market rate of interest for such Indebtedness at the time of issuance thereof, (iv) if at the time of the incurrence of such Indebtedness the 2008 Term Loan Documents remain in effect, such Indebtedness is permitted under the 2008 Term Loan Documents as in effect on the date hereof without the need to obtain any waivers thereunder, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably.
          “Permitted Refinancing” means with respect to any of the Indebtedness permitted pursuant to Section 7.2(b), (c), (l) or (m), any refinancing, refunding, renewal or extension thereof, provided that (a) the principal amount of such refinancing, refunding, renewal or extension shall not exceed the principal amount of the original Indebtedness except by an amount equal to any premium or other similar amount reasonably determined by the Company to be required to be paid in connection therewith, accrued and unpaid interest thereon, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and (b) the final maturity date and weighted average life of such refinancing, refunding, renewal or extension shall not be prior to or shorter than that applicable to the original Indebtedness.
          “Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.
          “Plan” means any employee pension benefit plan, as defined in Section 3(2) of ERISA (including, but not limited to, an employee pension benefit plan, such as a foreign plan, which is not subject to the provisions of ERISA), which (a) is currently or hereafter sponsored, maintained or contributed to by any Credit Party or an ERISA Affiliate, or (b) was at any time during the six preceding Fiscal Years sponsored, maintained or contributed to by any Credit Party or an ERISA Affiliate.
          “PPSA” means the Personal Property Security Act (Ontario) as from time to time in effect in the Province of Ontario or where applicable to a specific Credit Party or Collateral, any other relevant province.
          “Prime Rate” means the rate which Bank of America announces from time to time as its prime rate for Dollar-denominated Loans made in the United States of America, effective as of the date announced as the effective date of any change in such prime rate. Such rate is set by Bank of America on the basis of various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such rate. Without notice to the Company or any other Person, the Prime Rate shall change automatically from time to time as and in the amount by which such prime rate shall fluctuate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

          “Pro Rata Share” means at any time, with respect to any Lender, a fraction (expressed as a percentage), the numerator of which is the amount of the Revolving Credit Commitments of such Lender and its Related Affiliate at such time, and the denominator of which is the sum of the amount of all Revolving Credit Commitments at such time. If no Commitments are outstanding at such time, “Pro Rata Share” shall mean at any time, with respect to any Lender, a fraction (expressed as a percentage), the numerator of which is the amount of the Revolving Credit Exposure of such Lender and its Related Affiliate at such time, and the denominator of which is the sum of the amount of all Revolving Credit Exposure at such time.
          “Proceeds of Crime Act” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or any successor statute, as amended from time to time, and includes all regulations thereunder.
          “Projections” means the consolidated projections of the results of operations and financial condition of the Company and its consolidated Subsidiaries for the Fiscal Year ending on December 31, 2010, a copy of which has been provided to the Administrative Agent and the Lenders and is attached hereto as Schedule 1.1(A).
          “Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.
          “Real Property” means any right, title or interest in and to real property (and to fixtures or improvements thereon), including any fee interest, leasehold interest, easement, or license and any other right to use or occupy real property, including any right arising by contract.
          “Register” shall have the meaning assigned in Section 10.7(c).
          “Regulation D”, “Regulations T, U and X” means, respectively, Regulation D under the Securities Act of 1933, as amended or modified from time to time, and Regulations T, U and X of the Board of Governors of the Federal Reserve System, as such regulations are from time to time in effect and any successor regulations thereto.
          “Reimbursement Obligations” means, at any date, the obligation of the Canadian Borrower (or other Canadian Credit Parties) then outstanding in respect of Canadian Letters of Credit and the obligation of the US Borrowers then outstanding in respect of US Letters of Credit, to reimburse the Administrative Agent or the Canadian Administrative Agent, as applicable, for the account of the Issuing Bank for the amount paid by the Issuing Bank in respect of any drawings under such Letters of Credit.
          “Related Affiliate” means (a) with respect to any US Revolving Lender, such Lender’s Affiliate, if any, which is a Canadian Revolving Lender hereunder, and (b) with respect to any Canadian Revolving Lender, such Lender’s Affiliate, if any, which is a US Revolving Lender hereunder.
          “Required Lenders” means Lenders whose Pro Rata Shares aggregate more than 50%; provided, however, that if any Lender shall constitute a Defaulting Lender in accordance with the terms of this Agreement, then, for so long as such Lender remains a Defaulting Lender, the term “Required Lenders” shall mean Lenders (excluding each Defaulting Lender) whose Pro Rata Shares aggregate more than 50%.
          “Responsible Officer” means, with respect to any Person, the chairman of the board, the president, the chief executive officer or the chief operating officer, or any equivalent officer (regardless of his or her title), and, in respect of financial or accounting matters, the chief financial officer, the vice president of finance, the treasurer, the controller, or any equivalent officer (regardless of his or her title). Unless otherwise specified, all references to a Responsible Officer herein means a Responsible Officer of the Company or with respect to Loans made directly by the Lender to a US Borrower, a Responsible Officer of such US Borrower.
          “Revolving Credit Commitments” means collectively, the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments.
          “Revolving Credit Exposure” means, at any time for each Revolving Lender, the sum of such Lender’s US Revolving Credit Exposure and Canadian Revolving Credit Exposure at such time.
          “Revolving Credit Loan” means, collectively, the US Revolving Credit Loans and the Canadian Revolving Credit Loans.
          “Revolving Credit Notes” means, collectively, the US Revolving Credit Notes and the Canadian Revolving Credit Notes.
          “Revolving Lenders” means, collectively, the US Revolving Lenders and the Canadian Revolving Lenders.
          “Secured Affiliate” means any Affiliate of any Lender that has entered into any Bank Products, including any Swap Agreement or Cash Management Agreement, constituting Lender Indebtedness with a Credit Party.
          “Secured Parties” means each Agent, Collateral Agent, Lender, Issuing Bank, and Secured Affiliate.
          “Securities Pledge Agreements” means the Canadian Securities Pledge Agreement and the US Securities Pledge Agreement.
          “Security Agreements” means the Canadian Security Agreement and the US Security Agreement.
          “Security Instruments” means any and all agreements or instruments now or hereafter executed and delivered by any Credit Party or any other Person as security for the payment or performance of the Lender Indebtedness or the Canadian Lender Indebtedness, as any of the foregoing may be amended, modified or supplemented and includes, without limitation, the Guarantees, the Security Agreements and the Securities Pledge Agreements.
          “Solvent” means with respect to any Person on a particular date, the condition that, on such date, (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small amount of capital.
          “Spot Exchange Rate” means, on any day, the spot rate at which Dollars are offered on such day by Bank of America — Canada Branch in Toronto, Ontario, Canada for C$ at the opening of business on such day (Toronto Time) or at such other time as the Administrative Agent or Canadian Administrative Agent may deem appropriate in accordance with its customary practices.
          “Standby Letter of Credit” means a letter of credit that (a) is used in lieu or in support of performance guarantees or performance, surety or other similar bonds (but expressly excluding stay and appeal bonds) arising in the ordinary course of business, (b) is used in lieu or in support of stay or appeal bonds, (c) supports the payment of insurance premiums for reasonably necessary casualty insurance carried by any of the Borrowers, or (d) supports payment or performance for identified purchases or exchanges of products or services in the ordinary course of business.
          “subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, unlimited liability company, partnership, limited partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or IFRS as of such date, as well as any other corporation, limited liability company, unlimited liability company, partnership, limited partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.
          “Subsidiary” means a subsidiary of the Company.
          “Swap Agreement” means any interest rate, currency or commodity swap, cap, floor, collar, forward agreement, futures contract or other protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates, currency exchange rates or commodity prices.
          “Swingline Loans” means, collectively, the Canadian Swingline Loans and the US Swingline Loans.
          “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.
          “Toronto Time” means the time of day in Toronto, Ontario, Canada.
          “Transactions” means the transactions provided for in and contemplated by this Agreement and the other Financing Documents.
          “Treaty” means the Canada-United States Income Tax Convention, as amended.
          “Type” of Loan means an ABR Loan, a LIBOR Loan, a Canadian Prime Loan, or a B/A Loan and shall also refer to a C$ Denominated Loan or a Dollar Denominated Loan.

          “UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York or, where applicable to a specific Credit Party or Collateral, any other relevant state.
          “UCP” shall have the meaning set forth in Section 2.3(d).
          “US Agent Advance” means each Agent Advance made to or with respect to a US Borrower hereunder.
          “US Blocked Account” means a Blocked Account established by the US Borrowers with a US Lockbox Bank.
          “US Borrowers” shall have the meaning set forth in the initial paragraph hereof.
          “US Borrowing Base” means, only with respect to a US Borrower, the amount equal to the sum of:
          (1) the Eligible Account Advance Percentage of such US Borrower’s Eligible Accounts, plus
          (2) the lesser of (i) the Eligible Inventory Advance Percentage of such US Borrower’s Eligible Inventory, or (ii) 85% of the net orderly liquidation value of such US Borrower’s Eligible Inventory, determined by reference to the net orderly liquidation percentages determined by the Current Appraisal.
The US Borrowing Base in effect under this Agreement at any time shall be the US Borrowing Base reflected on the most recent US Borrowing Base Report delivered to the Administrative Agent and the Canadian Administrative Agent pursuant to Section 6.10(h) hereof subject to (a) immediate adjustment by the Administrative Agent or the Canadian Administrative Agent, to the extent that the calculation of any components thereof is not in accordance with this Agreement, and (b) immediate adjustment as a result of any changes in eligibility standards required by the Administrative Agent, acting reasonably.
          “US Credit Party” means the US Borrowers and any other Credit Party which is organized or formed under the laws of any state of the United States or any state thereof.
          “US Excess Availability” means, as of any date, (a) the lesser of (i) the US Borrowing Base as of such date, minus, without duplication, Availability Reserves with respect to the US Borrowing Base as of such date, or (ii) the aggregate US Revolving Credit Commitments as of such date, minus (b) the aggregate outstanding balance of the US Lender Indebtedness as of such date. In calculating US Excess Availability, a deduction shall be made therefrom in an amount equal to the sum of all debts and obligations of the US Borrowers that are past due plus the outstanding amount of accounts payable of the US Borrowers that have not been handled in the normal course of the US Borrowers’ business consistent with their past practices.
          “US Guaranty” means that certain US Guaranty dated as of the date hereof and executed by each Credit Party in favor of the Administrative Agent and US Lenders, as amended, modified, renewed, supplemented or restated from time to time.
          “US Lender” means a US Revolving Lender or a US Swingline Lender.
          “US Lender Indebtedness” means, without duplication, (a) any and all amounts owing or to be owing by any US Credit Party to the Agents, the Collateral Agents, the Issuing Banks or any

Lender with respect to or in connection with the US Loans, any US Letter of Credit Liabilities, the US Revolving Credit Notes, this Agreement (including Section 2.25) or any other Financing Document (including the US Guaranty), (b) any and all amounts owing or to be owing by any US Credit Party pursuant to Section 2.21 or 10.4, and (c) as to Bank Products, including Swap Agreements and Cash Management Agreements, with any Lender or any Secured Affiliate, any and all amounts owing or to be owing by any US Credit Party thereunder to any Lender or any Secured Affiliate, as applicable.
          “US Letter of Credit” and “US Letters of Credit” shall have the meanings assigned to such terms in Section 2.3(a).
          “US Letter of Credit Liabilities” means, at any time and in respect of any US Letter of Credit, the sum of (a) the amount available for drawings under such US Letter of Credit as of the date of determination, plus (b) the aggregate unpaid amount of all Reimbursement Obligations due and payable as of the date of determination in respect of previous drawings made under such US Letter of Credit, and shall include any obligations relating to any letter of credit guarantee or credit support provided by the Administrative Agent pursuant to Section 2.3(e).
          “US Loans” means the US Revolving Credit Loans, the US Swingline Loans and the US Agent Advances.
          “US Lockbox” means any lockbox to be established and operated pursuant to Section 4.3 hereof and a US Lockbox Agreement.
          “US Lockbox Bank” means any financial institution designated by the US Borrowers or the Administrative Agent to act as the US Lockbox Bank and consented to in writing by the US Borrowers and the Administrative Agent (which consents shall not be unreasonably withheld, provided, however that the consent of the US Borrowers shall not be required if a Default has occurred and is continuing) and which has entered into a US Lockbox Agreement.
          “US Lockbox Agreement” means an agreement between one or more US Borrowers and a US Lockbox Bank governing a US Lockbox.
          “US Maximum Available Amount” means, at any date, an amount equal to the lesser of (a) the aggregate US Revolving Credit Commitments as of such date, and (b) the remainder of (i) the US Borrowing Base as of such date, minus (ii) the sum of (A) Availability Reserves with respect to the US Borrowing Base as of such date, plus (B) the portion of the Bank Product Reserves applicable to the US Borrowers.
          “US Pro Rata Share” means at any time, with respect to any US Revolving Lender, a fraction (expressed as a percentage), the numerator of which is the amount of the US Revolving Credit Commitment of such US Revolving Lender, and the denominator of which is the sum all US Revolving Credit Commitments at such time.
          “US Revolving Credit Commitment” shall have the meaning assigned to such term in Section 2.1(c).
          “US Revolving Credit Exposure” means, at any time and as to each US Revolving Lender, the sum of (a) the principal amount of US Revolving Credit Loans made by such US Revolving Lender outstanding as of such date, plus (b) other than for purposes of Section 2.1(c) and 2.11(a) hereof, unless the Administrative Agent or the Required Lenders otherwise direct, the accrued and unpaid interest on US Revolving Credit Loans made by such US Revolving Lender outstanding as of such date, plus

(c) such US Revolving Lender’s US Revolving Credit Percentage of the aggregate amount of all US Letter of Credit Liabilities as of such date, plus (d) such US Revolving Lender’s US Revolving Credit Percentage of the US Swingline Exposure as of such date, plus (e) such US Revolving Lender’s US Revolving Credit Percentage of the aggregate principal amount of the US Agent Advances as of such date.
          “US Revolving Credit Loan” shall have the meaning provided in Section 2.1(a).
          “US Revolving Credit Note” means a promissory note of the US Borrowers described in Section 2.5(a) payable to any US Revolving Lender and being substantially in the form of Exhibit F, evidencing the aggregate joint and several Indebtedness of the US Borrowers to such US Revolving Lender resulting from US Revolving Credit Loans made by such US Revolving Lender.
          “US Revolving Credit Percentage” means, as to any US Revolving Lender, the percentage of the aggregate US Revolving Credit Commitments constituted by its US Revolving Credit Commitment (or, if the US Revolving Credit Commitments have terminated or expired, the percentage which such US Revolving Lender’s Revolving Credit Exposure at such time constitutes of the Aggregate US Revolving Credit Exposure at such time).
          “US Revolving Lender” means a Lender with a US Revolving Credit Commitment.
          “US Securities Pledge Agreement” means that certain US Securities Pledge Agreement dated as of the Closing Date and executed by the Credit Parties required by Administrative Agent in favor of the Administrative Agent providing for and constituting a first-priority Lien in favor of the Administrative Agent on the Collateral described therein, as amended, modified, renewed, supplemented or restated from time to time.
          “US Security Agreement” means that certain US Security Agreement dated as of the Closing Date and executed by each the Credit Parties required by Administrative Agent in favor of the Administrative Agent providing for and constituting a first-priority Lien in favor of the Administrative Agent on the Collateral described therein, as amended, modified, renewed, supplemented or restated from time to time.
          “US Swingline Availability” means, on any date, an amount equal to the remainder of (a) the US Swingline Commitment, minus (b) the US Swingline Exposure on such date.
          “US Swingline Commitment” shall have the meaning assigned to such term in Section 2.1(e).
          “US Swingline Exposure” means, at any time, the aggregate principal amount of all US Swingline Loans made to the US Borrowers outstanding at such time.
          “US Swingline Lender” means Bank of America, in its capacity as lender of US Swingline Loans hereunder.
          “US Swingline Loans” shall have the meaning assigned to such term in Section 2.1(a).
          “USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001).

          “Voting Stock” of any Person means Equity of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.
     Section 1.2 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by any Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person). Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references to time will be to Eastern Time unless otherwise expressed herein. Any reference to a specific bank account shall include any replacement, substitution or redesignation of such bank account provided that (x) the Administrative Agent and the Canadian Administrative Agent are provided with prior written notice of such replacement, substitution or redesignation, (y) the Canadian Administrative Agent and the Administrative Agent provide their written consent to such replacement, substitution or redesignation to the applicable Credit Party (such consent not to be unreasonably withheld) and (z) the Canadian Administrative Agent and the Administrative Agent are satisfied, acting reasonably, that the replacement, substituted or redesignated bank account is or will be subject to a validly perfected first-priority Lien in favor of the Canadian Administrative Agent and/or the Administrative Agent. Any reference herein to a security interest shall be construed to include a hypothec.
     Section 1.3 Accounting Terms and Standards. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP or IFRS, consistently applied for all purposes under this Agreement. All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP or IFRS (as applicable), as then in effect and used in the preparation of the financial statements of the Borrowers referred to in Section 5.6, and consistently applied with respect to all components of each such calculation. Any financial ratios required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.

Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of any Credit Party or any Subsidiary of any Credit Party at “fair value,” as defined therein.
ARTICLE 2
AMOUNT AND TERMS OF LOANS
     Section 2.1 Loans and Commitments.
     (a) Loans. Subject to the terms and conditions and relying on the representations and warranties contained herein, (A) on any Business Day from and after the Closing Date, but prior to the Maturity Date, each US Revolving Lender severally, but not jointly, agrees to make revolving credit loans in Dollars (each a “US Revolving Credit Loan”) to the US Borrowers, (B) on any Business Day from and after the Closing Date, but prior to the Maturity Date, each Canadian Revolving Lender severally, but not jointly, agrees to make revolving credit loans in either Dollars or C$ (each a “Canadian Revolving Credit Loan”) to the Canadian Borrower, (C) on any Business Day from and after the Closing Date, but prior to the Maturity Date, the US Swingline Lender agrees to make revolving swingline loans in Dollars (each a “US Swingline Loan”) to the US Borrowers, and (D) on any Business Day from and after the Closing Date, but prior to the Maturity Date, the Canadian Swingline Lender agrees to make revolving swingline loans in Dollars or C$ (each a “Canadian Swingline Loan”) to the Canadian Borrower.
     (b) Types of Loans. (1) The Dollar Denominated Loans made pursuant hereto shall, at the option of the US Borrowers or the Canadian Borrower, as applicable, be either ABR Loans or LIBOR Loans and may be continued or converted pursuant to Section 2.12, (2) the C$ Denominated Loans made pursuant hereto shall, at the option of the Canadian Borrower, be either Canadian Prime Loans or B/A Loans and may be continued or converted pursuant to Section 2.12, (3) the US Swingline Loans made pursuant hereto shall be ABR Loans, (4) the Dollar Denominated Canadian Swingline Loans made pursuant hereto shall be ABR Loans, and (5) the C$ Denominated Canadian Swingline Loans made pursuant hereto shall be Canadian Prime Loans; provided, that, except as otherwise specifically provided herein, all Loans made pursuant to the same Borrowing shall be of the same Type.
     (c) US Revolving Credit Commitments. Each US Revolving Lender’s US Revolving Credit Exposure shall not exceed at any one time the amount set forth opposite such US Revolving Lender’s name on Annex I under the caption “US Revolving Credit Commitment” (as the same may be increased pursuant to Section 2.1(h), adjusted pursuant to Section 2.10(a), or reduced pursuant to Section 2.10(e), or otherwise from time to time modified pursuant to Section 10.7, its “US Revolving Credit Commitment,” and collectively for all US Revolving Lenders, the “US Revolving Credit Commitments”; the term “US Revolving Credit Commitments” includes the obligations of each US Revolving Lender to purchase participations in the US Swingline Loans pursuant to Section 2.26 hereof and in US Agent Advances pursuant to Section 2.28(b)); provided, however, that the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time, except that US Agent Advances may result in the Aggregate US Revolving Credit Exposure exceeding the amount contemplated in clause (b) of the definition of “US Maximum Available Amount” so long as the Aggregate US Revolving Credit Exposure shall not exceed the amount contemplated in clause (a) of the definition of “US Maximum Available Amount”. Within the foregoing limits and subject to Section 2.2(a) and the conditions set forth in Article 3, the US Borrowers may obtain Borrowings of US Revolving Credit Loans, repay or prepay such US Revolving Credit Loans, and reborrow such US Revolving Credit Loans.

     (d) Canadian Revolving Credit Commitments. The Dollar Equivalent of each Canadian Revolving Lender’s Canadian Revolving Credit Exposure shall not exceed at any one time the amount set forth opposite such Canadian Revolving Lender’s name on Annex I under the caption “Canadian Revolving Credit Commitment” (as the same may be increased pursuant to Section 2.1(h), or otherwise from time to time modified pursuant to Section 10.7, adjusted pursuant to Section 2.10(a), or reduced pursuant to Section 2.10(e), its “Canadian Revolving Credit Commitment,” and collectively for all Canadian Revolving Lenders, the “Canadian Revolving Credit Commitments”; the term “Canadian Revolving Credit Commitments” includes the obligations of the Canadian Revolving Lenders to purchase participations in the Canadian Swingline Loans pursuant to Section 2.27 hereof and in Canadian Agent Advances pursuant to Section 2.28(c)); provided, however, that the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time, except that Canadian Agent Advances may result in the Aggregate Canadian Revolving Credit Exposure exceeding the amount contemplated in clause (b) of the definition of “Canadian Maximum Available Amount” so long as the Aggregate Canadian Revolving Credit Exposure shall not exceed the amount contemplated in clause (a) of the definition of “Canadian Maximum Available Amount”. Within the foregoing limits and subject to the conditions set forth in Article 3, the Canadian Borrower may obtain Borrowings of Canadian Revolving Credit Loans, repay or prepay such Canadian Revolving Credit Loans, and reborrow such Canadian Revolving Credit Loans.
     (e) US Swingline Loans. The US Swingline Lender’s US Swingline Exposure shall not exceed at any one time the amount set forth opposite the US Swingline Lender’s name on Annex I under the caption “US Swingline Loan Commitment” (as the same may be adjusted pursuant to Section 2.10(b)) (the “US Swingline Commitment”); provided, however, the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time. Within the foregoing limits set forth herein, the US Borrowers may obtain Borrowings of US Swingline Loans, repay or prepay such US Swingline Loans, and reborrow such US Swingline Loans.
     (f) Canadian Swingline Loans. The Dollar Equivalent of Canadian Swingline Lender’s Canadian Swingline Exposure shall not exceed at any one time the amount set forth opposite the Canadian Swingline Lender’s name on Annex I under the caption “Canadian Swingline Loan Commitment” (as the same may be adjusted pursuant to Section 2.10(b)) (the “Canadian Swingline Commitment”); provided, however, the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time. Within the foregoing limits set forth herein, the Canadian Borrower may obtain Borrowings of Canadian Swingline Loans, repay or prepay such Canadian Swingline Loans, and reborrow such Canadian Swingline Loans.
     (g) Amounts of Borrowings, etc. The aggregate principal amount of each Borrowing from all Lenders (1) of LIBOR Loans shall be in a minimum amount of $5,000,000 and in an integral multiple of $1,000,000, (2) of US Revolving Credit Loans which are ABR Loans shall be in any amount, (3) of Canadian Revolving Credit Loans which are ABR Loans shall be in a minimum amount of $1,000,000 and in an integral multiple of $100,000, (4) of Canadian Prime Loans shall be in any amount, (5) of B/A Loans shall be in a minimum aggregate amount of C$5,000,000 and in an integral multiple of C$1,000,000, (6) of US Swingline Loans shall be in any amount, and (7) of Canadian Swingline Loans shall be in any amount. Borrowings of more than one Type of Loan may be outstanding at the same time; provided, however, that the Borrowers shall not be entitled to request any Borrowing that, if made, would result in an aggregate of more than ten (10) separate Borrowings of LIBOR Loans (of which no more than seven (7) separate Borrowings of LIBOR Loans may be made under the Canadian Revolving Commitment or the US Revolving Commitment) or more than four (4) B/A Loans being outstanding at any one time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.
     (h) Commitment Increases.
     (i) To the extent that any requested increase in the Revolving Credit Commitments is permitted under and will not violate the 2008 Term Loan Documents, and provided that Agent has received evidence satisfactory to it from Borrowers that such requested increase and Agent’s Liens securing the same are permitted under and will not violate the 2008 Term Loan Documents, then subject to the terms and conditions hereof, at any time after the Closing Date and up to the Maturity Date, provided that no Default has occurred and is continuing, the Borrowing Agent, on behalf of the Borrowers, may request that the Lenders increase the Commitments by an aggregate amount of up to $300,000,000 (each such commitment increase, a “Commitment Increase”) by notifying the Administrative Agent, the Canadian Administrative Agent, and each Lender of the amount of the proposed Commitment Increase and the allocation of such Commitment Increase between the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments (the “Commitment Increase Notice”). Notwithstanding anything in this Agreement, no Commitment Increase shall require the approval of any Lender other than any Lender providing all or part of the Commitment Increase, no Lender shall be required to provide all or part of any Commitment Increase unless it agrees to do so in its sole discretion, no Commitment Increase shall be in an amount less than $75,000,000, and the aggregate amount of all Commitment Increases shall not exceed $300,000,000.
     (ii) Any Commitment Increase shall be offered by the Borrowers to the Lenders pro rata in accordance with the Applicable Percentages of the Lenders on the date that the Commitment Increase is requested. The Lenders shall have fifteen (15) Business Days to respond to any request for a Commitment Increase (by notice to the Borrower Agent and the Administrative Agent) and may elect to accept all, a portion or none of their respective Applicable Percentages of the proposed Commitment Increase. Any Lender which fails to respond to a request for a Commitment Increase by the end of such fifteen (15) Business Day period (the “Commitment Increase Acceptance Deadline”) will be deemed to have declined the request for its Applicable Percentage of the requested Commitment Increase. If any portion of a requested Commitment Increase is not provided by the Lenders, then the Borrower Agent, on behalf of the Borrowers, may request that one or more Persons acceptable to the Administrative Agent and the Canadian Administrative Agent provide such Commitment Increase. In any such case, the Person providing such portion of the requested Commitment Increase shall execute and deliver to the Administrative Agent, the Canadian Administrative Agent and the Borrowers all such documentation as may be reasonably required by the Administrative Agent and the Canadian Administrative Agent to evidence such Commitment Increase (including the fact that such Person shall have become a Lender under this Agreement). Upon the addition of any Lender hereunder, or the increase in the Commitment of any Lender, the Commitments set forth on Annex I shall be amended by the Administrative Agent to reflect each such addition and increase. Any Person added as a new Lender pursuant to this Section 2.1(h) shall be required to have a Combined Revolving Credit Commitment of not less than $10,000,000.
     (iii) If any requested Commitment Increase is agreed to in accordance with this Section 2.1(h), the Administrative Agent and the Borrower Agent, on behalf of the Borrowers, shall determine the effective date of such Commitment Increase (the “Commitment Increase Effective Date”). The Administrative Agent, with the consent and approval of the Borrower Agent, shall promptly confirm in writing to the Lenders the final allocation of such Commitment Increase and the Commitment Increase Effective Date. Each new Lender, and each existing

Lender that has increased its Commitment, shall purchase Revolving Credit Loans and participations in outstanding Letters of Credit from each other Lender in an amount such that, after such purchase or purchases, the amount of outstanding Revolving Credit Loans and outstanding Letter of Credit participations of each Lender shall equal such Lender’s Applicable Percentage of the Commitments, as modified to give effect to such Commitment Increase, multiplied by the aggregate amount of outstanding Revolving Credit Loans and Letter of Credit participations of all Lenders. The Borrowers shall prepay any Revolving Credit Loans which are LIBOR Loans or B/A Loans and which are outstanding on the Commitment Increase Effective Date (and pay any and all costs and other required payments in connection with such prepayment pursuant to Section 2.19 hereof) to the extent necessary to keep the outstanding Revolving Credit Loans and Letters of Credit ratable with any revised Applicable Percentages of the Commitments arising from any non-ratable increase in the Commitments.
     (iv) As a condition precedent to the effectiveness of any such Commitment Increase, the Borrower Agent shall deliver to the Administrative Agent a certificate dated as of the Commitment Increase Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer of the Borrower Agent, including a certification that, before and after giving effect to such Commitment Increase, the representations and warranties contained in Article 5 hereof are true and correct in all material respects on and as of the Commitment Increase Effective Date (except to the extent any such representation or warranty is stated to relate solely to an earlier date) and no Default has occurred and is continuing.
     (i) Borrower Agent. Each Borrower hereby designates the Company (“Borrower Agent”), as its representative and agent for all purposes under the Financing Documents, including requests for Loans and Letters of Credit, designation of interest rates, delivery or receipt of communications with any Agent, any Collateral Agent, any Issuing Bank or any Lender, preparation and delivery of Borrowing Base and financial reports, receipt and payment of Lender Indebtedness, requests for waivers, amendments or other accommodations, actions under the Financing Documents (including in respect of compliance with covenants), and all other dealings with any Agent, any Collateral Agent, any Issuing Bank or any Lender. Borrower Agent hereby accepts such appointment. Agents, Collateral Agents, Issuing Banks and Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by Borrower Agent on behalf of any Borrower. Agents, Collateral Agents, Issuing Banks and Lenders may give any notice or communication with a Borrower hereunder to Borrower Agent on behalf of such Borrower. Each Agent and Collateral Agent shall have the right, in its discretion, to deal exclusively with Borrower Agent for any or all purposes under the Financing Documents. Each Borrower agrees that any notice, election, communication, representation, agreement or undertaking made on its behalf by Borrower Agent shall be binding upon and enforceable against it.
     Section 2.2 Borrowing Requests.
     (a) US Revolving Credit Borrowing Requests.
     (1) Whenever a US Borrower desires to make a Borrowing of US Revolving Credit Loans hereunder, the Borrower Agent shall give Advance Notice to the Administrative Agent in the form of a Borrowing Request, specifying, subject to the provisions hereof, (i) the aggregate principal amount of the US Revolving Credit Loans to be made pursuant to such Borrowing, (ii) the date of Borrowing (which shall be a Business Day), (iii) whether the Dollar Denominated Loans being made pursuant to such Borrowing are to be ABR Loans or LIBOR Loans, and (iv) in the case of LIBOR Loans, the Interest Period to be applicable thereto.

     (2) The US Borrowers acknowledge and agree that availability of US Revolving Credit Loans hereunder shall be determined by reference to the US Borrowing Base in accordance with this Section 2.2(a). However, any Borrowing Request issued pursuant to this Section 2.2(a) shall, if requested by Administrative Agent at any time that Excess Availability is less than $75,000,000, in addition to the information required to be specified above, also (i) specify the US Borrowing Base of the US Borrower (the “Applicable US Borrower”) to which the requested Borrowing shall be allocated (and any such allocation shall be irrevocable), (ii) certify that, both before and after giving effect to the requested Borrowing, the Allocated US Revolving Credit Exposure of the Applicable US Borrower will not exceed the US Borrowing Base of such Applicable US Borrower minus Availability Reserves applicable to such Applicable US Borrower, and (iii) be executed by a Responsible Officer of the Borrower Agent.
     (b) US Swingline Borrowing Requests.
     (1) Whenever the US Borrowers desire to make a Borrowing of US Swingline Loans hereunder, the Borrower Agent shall give Advance Notice to the Administrative Agent in the form of a Borrowing Request, specifying, subject to the provisions hereof, (i) the aggregate principal amount of the US Swingline Loan to be made pursuant to such Borrowing, and (ii) the date of Borrowing (which shall be a Business Day).
     (2) The US Borrowers acknowledge and agree that availability of US Swingline Loans hereunder shall be determined by reference to the US Borrowing Base in accordance with this Section 2.2(b). However, any Borrowing Request issued pursuant to this Section 2.2(b) shall, if requested by Administrative Agent at any time that that Excess Availability is less than $75,000,000, in addition to the information required to be specified above, also (i) specify the Applicable US Borrower to which the requested Borrowing shall be allocated (and any such allocation shall be irrevocable), (ii) certify that, both before and after giving effect to the requested Borrowing, the Allocated US Revolving Credit Exposure of the Applicable US Borrower will not exceed the US Borrowing Base minus Availability Reserves and (iii) be executed by a Responsible Officer of the Borrower Agent.
     (c) Modifications to Credit Facility. Each US Borrower agrees and acknowledges that the present structure of the credit facility detailed in this Agreement is based in part upon the financial and other information presently known to the Administrative Agent, the Canadian Administrative Agent and the Lenders regarding each Borrower, the corporate structure of the Borrowers, and the present financial condition of each Borrower. In the event that Excess Availability shall at any time be less than $75,000,000, the Administrative Agent, at its discretion or at the direction of the Required Lenders, shall have the right, by notice to the Borrower Agent, to require that any or all of the following changes be made to the credit facility detailed in this Agreement: (1) restrict future loans and advances among the Borrowers, (2) establish separate Lockboxes and Blocked Accounts for each US Borrower, and (3) establish such other procedures as shall be determined by the Administrative Agent or the Required Lenders, acting reasonably, to ensure the proper administration of any further US Revolving Credit Loans and US Swingline Loans. The Borrowers shall execute and deliver such agreements and acknowledgments as the Administrative Agent, acting reasonably, may request in connection with any of the foregoing changes to the credit facility detailed in this Agreement. The Administrative Agent will notify the Lenders promptly upon entering into any such written agreement. Upon five (5) Business Days written notice by the Borrower Agent, any such changes shall be reversed if, at the time of such written notice, (i) Excess Availability is greater than $75,000,000 on such Business Day, and has been greater than $75,000,000 for a period of at least ninety (90) consecutive days ending on such Business Day, (ii) the US Borrowers deliver projections satisfactory to the Administrative

Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least $75,000,000 for the three (3) consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.
     (d) Canadian Revolving Credit Borrowing Requests. Whenever the Canadian Borrower desires to make a Borrowing hereunder, Borrower Agent shall give Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) in the form of a Borrowing Request, specifying, subject to the provisions hereof, (1) the aggregate principal amount of the Loan to be made pursuant to such Borrowing, (2) whether such Loan is a Canadian Revolving Credit Loan or a Canadian Swingline Loan, (3) whether such Loan is to be a Dollar Denominated Loan or a C$ Denominated Loan, (4) the date of Borrowing (which shall be a Business Day), (5) whether the Dollar Denominated Loans being made pursuant to such Borrowing are to be ABR Loans, B/A Loans or LIBOR Loans, (6) whether the C$ Dollar Denominated Loans being made pursuant thereto are to be Canadian Prime Loans or B/A Loans, and (7) in the case of LIBOR Loans or B/A Loans, the Interest Period to be applicable thereto.
     (e) Notice by the Administrative Agent. The Administrative Agent or the Canadian Administrative Agent (as applicable) shall promptly give to the other, and to each applicable Lender, telecopy or telephonic notice (and, in the case of telephonic notices, confirmed by telecopy or otherwise in writing) of the proposed Borrowing (other than Borrowings of US Swingline Loans or Canadian Swingline Loans, in which case notice shall only be given to the US Swingline Lender or the Canadian Swingline Lender, as applicable), of such Lender’s Applicable Percentage thereof and of the other matters covered by the Advance Notice. The Borrowers hereby waive the right to dispute the Administrative Agent’s record of the terms of such telephonic notice, absent manifest error.
     Section 2.3 Letters of Credit.
          (a) Issuance of US Letters of Credit . Subject to the terms and conditions hereof, the US Borrowers shall have the right, in addition to US Revolving Credit Loans provided for in Section 2.1, to utilize the US Revolving Credit Commitments from time to time prior to the Maturity Date to obtain issuance of either Documentary Letters of Credit or Standby Letters of Credit for the account of any US Borrower from an Issuing Bank if Borrower Agent shall so request in the notice referred to in Section 2.3(d)(1) (each such letter of credit being referred to as a “US Letter of Credit”, and collectively referred to as the “US Letters of Credit”); provided, however, that, after giving effect to the issuance of any US Letter of Credit, (1) the Allocated US Revolving Credit Exposure of the applicable US Borrower to which such Letter of Credit relates shall not exceed the US Borrowing Base minus Availability Reserves applicable to US Borrowers, (2) the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time, and (3) the aggregate of all US Letter of Credit Liabilities and the Dollar Equivalent of all Canadian Letter of Credit Liabilities at any one time outstanding shall not exceed $200,000,000. US Letters of Credit shall be denominated in Dollars and may be issued to support the obligations of the US Borrowers only. Upon the date of the issuance of a US Letter of Credit, the applicable Issuing Bank shall be deemed, without further action by any party hereto, to have sold to each US Revolving Lender, and each US Revolving Lender shall be deemed, without further action by any party hereto, to have purchased from such Issuing Bank, a participation, to the extent of such applicable Lender’s US Revolving Credit Percentage, in such US Letter of Credit and the related US Letter of Credit Liabilities. The parties hereto acknowledge and agree that it is intended that in respect of US Letters of Credit, the Account Party will be one of the US Borrowers and that all US Letter of Credit Liabilities under each such US Letter of Credit shall be allocated to the US Borrowing Base.

          (b) Issuance of Canadian Letters of Credit . Subject to the terms and conditions hereof, the Canadian Borrower shall have the right, in addition to Canadian Revolving Credit Loans provided for in Section 2.1, to utilize the Canadian Revolving Credit Commitments from time to time prior to the Maturity Date to obtain issuance of either Documentary Letters of Credit or Standby Letters of Credit for the account of any Canadian Credit Party from an Issuing Bank if the Borrower Agent shall so request in the notice referred to in Section 2.3(d)(1) (each such letter of credit being referred to as a “Canadian Letter of Credit”, and collectively referred to as the “Canadian Letters of Credit”); provided, however, that, after giving effect to the issuance of any Canadian Letter of Credit, (1) the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time, and (2) the aggregate Dollar Equivalent of all Canadian Letter of Credit Liabilities and US Letter of Credit Liabilities at any one time outstanding shall not exceed $200,000,000. Canadian Letters of Credit shall be denominated in Dollars or C$ as the Canadian Borrower shall elect and may be issued to support the obligations of the Canadian Borrower (or other Canadian Credit Parties) only. Upon the date of the issuance of a Canadian Letter of Credit, the Issuing Bank shall be deemed, without further action by any party hereto, to have sold to each Canadian Revolving Lender, and each Canadian Revolving Lender shall be deemed, without further action by any party hereto, to have purchased from such Issuing Bank, a participation, to the extent of such applicable Lender’s Canadian Revolving Credit Percentage, in such Canadian Letter of Credit and the related Canadian Letter of Credit Liabilities.
          (c) Limitations on Letters of Credit; Certain Existing Letters of Credit. No Letter of Credit issued or extended pursuant to this Agreement shall have an expiry date beyond the earlier of one year after the date of issuance or sixty (60) days prior to the Maturity Date unless Borrowers have established L/C Cover for such Letter of Credit on the date sixty (60) days prior to the Maturity Date and maintain such L/C Cover until termination of the applicable Letter of Credit. No Letter of Credit shall be issued within sixty (60) days of the Maturity Date unless Borrowers have established L/C Cover for such Letter of Credit and maintain such L/C Cover until termination of the applicable Letter of Credit. The parties hereto acknowledge and agree that (i) the letters of credit listed in Schedule 2.3 were issued by the issuer(s) identified thereon at the request and for the account of certain of the Credit Parties and remain outstanding on the date hereof, (ii) such letters of credit shall be deemed to be Letters of Credit issued and outstanding under this Agreement, (iii) the issuer(s) of such letters of credit shall be deemed to be an Issuing Bank under this Agreement in respect of such Letters of Credit, and (iv) the obligations owing by the Credit Parties with respect to such letters of credit shall constitute Letter of Credit Liabilities and Lender Indebtedness hereunder and shall be secured by all of the Collateral.
          (d) Additional Letter of Credit Provisions . The following additional provisions shall apply to each Letter of Credit:
          (1) Borrower Agent, on behalf of any of the US Borrowers or the Canadian Borrower which desires an Issuing Bank to issue a Letter of Credit for its account (an “Account Party”), shall give the Administrative Agent (or the Canadian Administrative Agent in the event such Letter of Credit is a Canadian Letter of Credit) and the Issuing Bank at least five (5) Business Days prior notice in the form of a Borrowing Request (effective upon receipt), or in each case, such shorter period as may be agreed to by the Administrative Agent (or the Canadian Administrative Agent, as applicable) and such Issuing Bank, specifying the date such Letter of Credit is to be issued (which shall be a Business Day) and describing: (A) the face amount of the Letter of Credit and, in the case of any Canadian Letter of Credit, the currency (Dollars or C$) in which such Letter of Credit is to be denominated, (B) the expiration date of the Letter of Credit, (C) the name and address of the beneficiary, (D) information concerning the transaction proposed to be supported by such Letter of Credit as the Administrative Agent (or the Canadian Administrative Agent, as applicable) or such Issuing Bank may reasonably request, (E) such other information and documents relating to the Letter of Credit as the Administrative Agent (or the Canadian Administrative Agent, as applicable) or such Issuing Bank may reasonably request, and (F) a precise description of documents and the verbatim text of any certificate to be presented by the beneficiary, which, if presented prior to the expiry date of the Letter of Credit, would require such Issuing Bank to make payment under the Letter of Credit; provided that such Issuing Bank may require changes in such documents and certificates; and provided further that such Issuing Bank shall not be required to issue any Letter of Credit that conflicts with the Issuing Bank’s policies and procedures relating to the issuance and content of letters of credit. Each such notice shall be accompanied by the applicable Issuing Bank’s Application and by a certificate executed by a Responsible Officer of Borrower Agent setting forth calculations evidencing availability for such Letter of Credit pursuant to Section 2.3(d)(2) and stating that all conditions precedent to such issuance have been satisfied. Each Letter of Credit shall, to the extent not inconsistent with the express terms hereof or the applicable Application, be subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (together with any subsequent revisions thereof approved by a Congress of the International Chamber of Commerce, the “UCP”), and shall, as to matters not governed by the UCP, be governed by, and construed and interpreted in accordance with, the laws of the State of New York.
          (2) No US Letter of Credit or Canadian Letter of Credit may be issued if, after giving effect thereto, the Aggregate US Revolving Credit Exposure or the Aggregate Canadian Revolving Credit Exposure would exceed the US Maximum Available Amount or the Canadian Maximum Available Amount, respectively, or if the US Borrowing Base or Canadian Borrowing Base, as applicable, of the applicable Borrower (or Canadian Borrowing Base Party) is insufficient to cover the Letter of Credit. On each day during the period commencing with the issuance of any Letter of Credit and until such Letter of Credit shall have expired or have been terminated, the US Revolving Credit Commitment or Canadian Revolving Credit Commitment (as applicable) of each Lender shall be deemed to be utilized for all purposes hereof in an amount equal to such Lender’s Revolving Credit Percentage of the amount of the Letter of Credit Liabilities related to such Letter of Credit.
          (3) Upon receipt from the beneficiary of any Letter of Credit of any demand for payment thereunder, the Issuing Bank shall promptly notify the Account Party for whose account such Letter of Credit was issued and the Administrative Agent (or the Canadian Administrative Agent if such Letter of Credit is a Canadian Letter of Credit) of such demand (provided that the failure of an Issuing Bank to give such notice shall not affect the Reimbursement Obligations of the Account Party hereunder) and the Account Party shall immediately, and in any event no later than 10:00 a.m. (Eastern Time) on the date of such drawing, reimburse the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank for any amount paid by the Issuing Bank upon any drawing under such Letter of Credit, without presentment, demand, protest or other formalities of any kind in an amount, in same day funds, equal to the amount of such drawing. Unless prior to 10:00 a.m. (Eastern Time) on the date of such drawing, the Account Party shall have either notified the Issuing Bank and the Administrative Agent (or the Canadian Administrative Agent, as applicable) that the Account Party intends to reimburse the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank for the amount of such drawing with funds other than the proceeds of Loans or delivered to the Administrative Agent (or the Canadian Administrative Agent, as applicable) a Borrowing Request for Loans in an amount equal to such drawing, the Account Party will be deemed to have given a Borrowing Request to the Administrative Agent (or the Canadian Administrative Agent, as applicable) requesting that the Lenders make Revolving

Credit Loans on the date on which such drawing is honored in an amount equal to the amount of such drawing. Any Loans made pursuant to the preceding sentence shall be (A) US Revolving Credit Loans which are ABR Loans if the underlying Letter of Credit was a US Letter of Credit, or Canadian Revolving Credit Loans if the underlying Letter of Credit was a Canadian Letter of Credit, and (B) Dollar Denominated Loans and ABR Loans if the underlying Letter of Credit was denominated in Dollars, and (C) C$ Denominated Loans and Canadian Prime Loans if the underlying Letter of Credit was denominated in C$. The obligation of Lenders to make Revolving Credit Loans pursuant to this Section 2.3 (but not the participation obligations of the Lenders pursuant to Section 2.3(d)(4) below) shall be subject to the satisfaction of the conditions in Article 3 and the existence of availability of the US Maximum Available Amount or Canadian Maximum Available Amount (as applicable) pursuant to Section 2.1(c) or Section 2.1(d) hereof (after giving effect to repayment of the applicable Reimbursement Obligations with the proceeds of the proposed Revolving Credit Loans). Subject to the preceding sentence, if so requested by the Administrative Agent (or the Canadian Administrative Agent, as applicable), each of the US Revolving Lenders or the Canadian Revolving Lenders (as applicable) shall, on the date of such drawing, make such Revolving Credit Loans in an amount equal to such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of such drawing or the full amount of the unused US Maximum Available Amount or Canadian Maximum Available Amount pursuant to Section 2.1(c) or Section 2.1(d) as applicable, the proceeds of which shall be applied directly by the Administrative Agent (or the Canadian Administrative Agent, as applicable) to reimburse the applicable Issuing Bank to the extent of such proceeds.
          (4) If the appropriate Account Party fails to reimburse the applicable Issuing Bank as provided in Section 2.3(d)(3) above for any reason, including failure to satisfy the conditions in Article 3 or insufficient availability under the Maximum Available Amount pursuant to Section 2.1(c) or Section 2.1(d), such Issuing Bank shall promptly notify the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall notify each US Revolving Lender or Canadian Revolving Lender (as applicable) of the unreimbursed amount of such drawing and of such Lender’s respective participation therein based on such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable). Each such Lender will pay to the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank on the date of such notice an amount equal to such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of such unreimbursed drawing (or, if such notice is made after 1:00 p.m. (Eastern Time) on such date, on the next succeeding Business Day). If any Lender fails to make available to such Issuing Bank the amount of such Lender’s participation in such Letter of Credit as provided in this Section 2.3(d)(4), such Issuing Bank shall be entitled to recover such amount on demand from such Lender together with interest at the Federal Funds Effective Rate for one Business Day and thereafter at the ABR. Nothing in this Section 2.3(d)(4) shall be deemed to prejudice the right of any Lender to recover from such Issuing Bank any amounts made available by such Lender to such Issuing Bank pursuant to this Section 2.3(d)(4) if it is determined by a court of competent jurisdiction that the payment with respect to a Letter of Credit by such Issuing Bank was wrongful and such wrongful payment was the result of gross negligence or willful misconduct on the part of such Issuing Bank. The applicable Issuing Bank shall pay to the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall pay to each Lender such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of all amounts received from the Account Party for payment, in whole or in part, of the Reimbursement Obligation in respect of any Letter of Credit, but only to the extent such

Lender has made payment to such Issuing Bank in respect of such Letter of Credit pursuant to this Section 2.3(d)(4).
          (5) The issuance by the applicable Issuing Bank of each Letter of Credit shall, in addition to the conditions precedent set forth in Article 3, be subject to the conditions precedent that such Letter of Credit shall be in the form and contain such terms as shall be satisfactory to such Issuing Bank and the Administrative Agent, and that the Account Party shall have executed and delivered such other instruments and agreements relating to the Letter of Credit as such Issuing Bank shall have requested and that are not inconsistent with the terms of this Agreement including the applicable Issuing Bank’s Application therefor. In the event of a conflict between the terms of this Agreement and the terms of any Application, the terms of this Agreement shall control.
          (6) As between any Account Party and any Issuing Bank, the Account Party assumes all risks of the acts and omissions of or misuse of the Letters of Credit issued by such Issuing Bank by the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, such Issuing Bank shall not be responsible: (A) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any Person in connection with the application for or issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (B) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (C) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they are in cipher; (D) for errors in interpretation of technical terms; (E) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (F) for the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (G) for any consequences arising from causes beyond the control of such Issuing Bank, including, without limitation, the actions of any Governmental Authority. None of the above shall affect, impair, or prevent the vesting of any of such Issuing Bank’s rights or powers hereunder. Notwithstanding anything to the contrary contained in this Section 2.3(d)(6), no Account Party shall assume any risk, and shall have no obligation to indemnify any Issuing Bank, in respect of any liability incurred by such Issuing Bank arising primarily out of the gross negligence or willful misconduct of such Issuing Bank, as finally determined by a court of competent jurisdiction.
          (7) Each Issuing Bank will send to the applicable Account Party and the Administrative Agent (or the Canadian Administrative Agent, as applicable) immediately upon issuance of any Letter of Credit, or an amendment thereto, a true and complete copy of such Letter of Credit, or such amendment thereto. Upon issuance of any Letter of Credit or an amendment thereto, the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall promptly notify each Lender of such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of the amount of such Letter of Credit or amendment thereto. Upon cancellation or termination of any Letter of Credit, the applicable Issuing Bank shall promptly notify the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the applicable Account Party, and the Administrative Agent (or the Canadian Administrative Agent, as applicable) will then promptly notify each Lender of such cancellation or termination.

          (8) The obligation of each Account Party to reimburse each Issuing Bank for Reimbursement Obligations with regard to the Letters of Credit issued by such Issuing Bank for such Account Party and the obligations of the US Revolving Lenders and the Canadian Revolving Lenders under Section 2.3(d)(4) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement and under all circumstances, including the following circumstances:
(A)	any lack of validity or enforceability of any Letter of Credit;

(B)	the existence of any claim, set-off, defense or other right that any of the Borrowers may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), any Lender or any other Person, whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between the Account Party and the beneficiary for which the Letter of Credit was procured) other than a defense based on the gross negligence (as opposed to ordinary negligence) or willful misconduct of such Issuing Bank, as determined by a court of competent jurisdiction;

(C)	any draft, demand, certificate or any other document presented under any Letter of Credit is proved to be forged, fraudulent, invalid or insufficient in any respect or any statement therein is untrue or inaccurate in any respect;

(D)	any adverse change in the condition (financial or otherwise) of any Credit Party;

(E)	any breach of this Agreement or any other Financing Document by any of the Borrowers, any Agent, any Collateral Agent, or any Lender (other than the applicable Issuing Bank);

(F)	any other circumstance or happening whatsoever; provided that such other occurrence or happening is not the result of the gross negligence (as opposed to ordinary negligence) or willful misconduct of such Issuing Bank, as determined by a court of competent jurisdiction; or

(G)	the fact that a Default shall have occurred and be continuing.
     (9) Notwithstanding anything to the contrary set forth herein, the Issuing Bank shall have no obligation to issue any Letter of Credit at any time that a Defaulting Lender exists and such Defaulting Lender or Borrowers have not entered into arrangements satisfactory to the Administrative Agent or the Canadian Administrative Agent, as applicable, to eliminate any funding risk associated with the Defaulting Lender. In the event any Defaulting Lender exists, Borrowers shall, on demand by the Administrative Agent or the Canadian Administrative Agent, as applicable, establish L/C Cover or otherwise deposit with the Administrative Agent or the Canadian Administrative Agent, as applicable, cash or Cash Equivalents as collateral, in form and substance satisfactory to the Administrative Agent or the Canadian Administrative Agent, as applicable, in an amount equal to each Defaulting Lender’s Pro Rata Share of the face amount of each issued Letter of Credit or applicable to such Defaulting Lender.
     Section 2.4 Disbursement of Funds.
          (a) Availability. No later than 3:00 p.m. (Eastern Time) on the date of each Borrowing (other than Borrowings consisting of US Swingline Loans or Canadian Swingline Loans), each US

Revolving Lender (in the case of any Borrowing of US Revolving Credit Loans) and each Canadian Revolving Lender (in the case of any Borrowing of Canadian Loans) will make available to the Administrative Agent (or the Canadian Administrative Agent, in the case of a Borrowing of Canadian Loans) such Lender’s Applicable Percentage of the principal amount of the Borrowing requested to be made on such date in immediately available funds at the Payment Office (unless such Borrowing is to be made under the Canadian Revolving Credit Facility and the Canadian Borrower has requested a Borrowing in C$, in which case such funds shall be C$).
          (b) Disbursement of US Loans.
     (A) The Administrative Agent will make available directly to the Applicable US Borrowers at the Payment Office of the Administrative Agent the aggregate of the amounts made available by the US Revolving Lenders pursuant to Section 2.4(a) by depositing such amounts, in immediately available funds, to the Disbursement Account of such US Borrower. To the extent that any Loans mature or Reimbursement Obligations are due and owing on the date of a requested Borrowing of Revolving Credit Loans, the Administrative Agent may, at its discretion, prior to giving effect to the directions set out in this Section 2.4(b), apply the proceeds of the Revolving Credit Loans then being made, to the extent thereof, to the repayment of such maturing Loans or Reimbursement Obligations, such Loans or Reimbursement Obligations and repayments intended to be a contemporaneous exchange.
     (B) The US Swingline Lender will make available directly to the applicable US Borrower at the Payment Office of the Administrative Agent the amount of requested US Swingline Loans by depositing such amounts, in immediately available funds, to the Disbursement Account of such US Borrower.
          (c) Disbursement of Canadian Loans. The Canadian Administrative Agent will make available to the Canadian Borrower at the Payment Office of the Canadian Administrative Agent the aggregate of the amounts (if any) made available by the Canadian Revolving Lenders pursuant to Section 2.4(a) by depositing such amounts, in immediately available funds, to the Disbursement Account of the Canadian Borrower. To the extent that any Loans mature or Reimbursement Obligations are due and owing on the date of a requested Borrowing of Canadian Revolving Credit Loans, the Canadian Revolving Credit Lenders shall apply the proceeds of the Canadian Revolving Credit Loans then being made, to the extent thereof, to the repayment of such maturing Loans or Reimbursement Obligations, such Loans or Reimbursement Obligations and repayments intended to be a contemporaneous exchange. In respect of Canadian Swingline Loans, the Canadian Swingline Lender will make available to the Canadian Borrower (or, in the case of a Canadian Swingline Loan made to pay Reimbursement Obligations of the Canadian Borrower, by remittance to the applicable Issuing Bank) the proceeds of such Canadian Swingline Loan in accordance with this Section 2.4(c) on or before 3:00 p.m. (Toronto Time) on the date requested for such Borrowing.
          (d) Funds to the Administrative Agent or the Canadian Administrative Agent. Unless the Administrative Agent or the Canadian Administrative Agent shall have been notified by any Lender prior to the date of a Borrowing (other than a Borrowing consisting of US Swingline Loans or Canadian Swingline Loans) that such Lender does not intend to make available to the Administrative Agent or the Canadian Administrative Agent (as applicable) such Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of the Borrowing to be made on such date, the Administrative Agent or the Canadian Administrative Agent (as applicable) may assume that such Lender has made such amount available to the Administrative Agent or the Canadian Administrative Agent (as applicable) on such date, and the Administrative Agent or the Canadian Administrative Agent (as applicable) may make available to or for the account of the applicable Borrowers a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent or the Canadian Administrative Agent (as applicable) by such Lender on the date of a Borrowing, the Administrative Agent or the Canadian Administrative Agent (as applicable) shall be entitled to recover such corresponding amount on demand from such Lender together with interest at such Agent’s cost of funds (as determined by such Agent). If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s or the Canadian Administrative Agent’s (as applicable) demand therefor, the Administrative Agent or the Canadian Administrative Agent (as applicable) shall promptly notify the Borrower Agent, and the applicable Borrowers shall immediately pay such corresponding amount to the Administrative Agent or the Canadian Administrative Agent (as applicable) together with interest at the rate specified for the Borrowing which includes such amount paid. Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its Revolving Credit Commitments hereunder or to prejudice any rights which the Borrowers may have against any Lender as a result of any default by such Lender hereunder.
          (e) Lenders’ Responsibilities. No Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder, and each Lender shall be obligated to make only such Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its Commitment hereunder. If any Lender fails to pay any amount when due by it to the Administrative Agent or the Canadian Administrative Agent pursuant to the terms hereof, such amount shall bear interest from the due date until paid at the rate determined by the Administrative Agent or the Canadian Administrative Agent as customary in the banking industry for interbank compensation. In no event shall Borrowers be entitled to receive credit for any interest paid by a Lender to the Administrative Agent or the Canadian Administrative Agent, nor shall any Defaulting Lender be entitled to interest on any amounts held by Agent pursuant to Section 2.30.
     Section 2.5 Notes and Maturity.
          (a) US Revolving Credit Notes. The US Borrowers’ obligations to pay the principal of, and interest on, the US Revolving Credit Loans made by each US Revolving Lender shall, at the written request of any US Revolving Lender, be further evidenced by the US Borrowers’ issuance, execution and delivery of a US Revolving Credit Note payable to the order of each such US Revolving Lender in the amount of such US Revolving Lender’s US Revolving Credit Commitment and shall be dated as of the date of issuance of such US Revolving Credit Note. The principal amount of each US Revolving Credit Note shall be payable on or before the Maturity Date.
          (b) Canadian Revolving Credit Notes. The Canadian Borrower’s obligations to pay the principal of, and interest on, the Canadian Revolving Credit Loans made by each Canadian Revolving Lender shall, at the written request of any Canadian Revolving Lender, be further evidenced by the Canadian Borrower’s issuance, execution and delivery of (i) a Canadian Revolving Credit Note (C$), and (ii) a Canadian Revolving Credit Note (US$), each payable to the order of each such Canadian Lender in the amount of such Canadian Revolving Lender’s Canadian Revolving Credit Commitment and shall be dated as of the date of issuance of such Canadian Revolving Credit Notes. The principal amount of each Canadian Revolving Credit Note shall be payable on or before Maturity Date.
          (c) US Swingline Loans. All US Swingline Loans shall be due and payable on the last Business Day of the month in which such US Swingline Loans are borrowed or on such earlier or later date as may be determined from time to time by US Swingline Lender; provided, however, in the event such US Swingline Loans are borrowed on the last Business Day of any month, such US Swingline Loans shall be due and payable on the first Business Day of the next succeeding month or on such earlier or later date as may be determined from time to time by US Swingline Lender; provided, further, that the principal amount of all outstanding US Swingline Loans shall be payable on or before the Maturity Date.

     (d) Canadian Swingline Loans. All Canadian Swingline Loans shall be due and payable on the last Business Day of the month in which such Canadian Swingline Loans are borrowed or on such earlier or later date as may be determined from time to time by Canadian Swingline Lender; provided, however, in the event such Canadian Swingline Loans are borrowed on the last Business Day of any month, such Canadian Swingline Loans shall mature on the first Business Day of the next succeeding month or on such earlier or later date as may be determined from time to time by Canadian Swingline Lender; provided, further, that the principal amount of all outstanding Canadian Swingline Loans shall be payable on or before the Maturity Date.
     (e) Agent Advances. All Agent Advances shall be repayable upon demand by the Administrative Agent or the Canadian Administrative Agent, as applicable.
     Section 2.6 Interest. In all cases subject to Section 10.13:
     (a) ABR Loans. Subject to Section 2.6(e), each of the Borrowers agrees to pay interest in respect of the unpaid principal amount of each ABR Loan made to such Borrowers from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the ABR in effect on such day, but in no event to exceed the Highest Lawful Rate. The term “ABR” means, for any day (1) for any US Loan and US Swingline Loan which is an ABR Loan, the highest of (A) the Prime Rate in effect on such day, (B) one-half of one percent (1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards, if necessary, to the nearest 1/16th of 1%), and (C) LIBOR for a 30-day interest period as determined on such day, plus one percent (1%); and (2) for any Canadian Loan and Canadian Swingline Loan denominated in Dollars which is an ABR Loan, the highest of (A) the Canadian Base Rate in effect on such day, (B) one-half of one percent (1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards in necessary, to the nearest 1/16th of 1%); and (C) LIBOR for a 30-day interest period as determined on such day, plus one percent (1%). For purposes of this Agreement, any change in the ABR due to a change in the Federal Funds Effective Rate, the Prime Rate, or the Canadian Base Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the Prime Rate, or the Canadian Base Rate, as the case may be.
     (b) LIBOR Loans. Subject to Section 2.6(e), each of the Borrowers agrees to pay interest in respect of the unpaid principal amount of each LIBOR Loan made to such Borrowers from the date thereof until payment in full thereof at a rate per annum which shall be the sum of the relevant Applicable Margin plus the LIBOR Rate, but in no event to exceed the Highest Lawful Rate. No Borrower shall be entitled to borrow any Loans hereunder as LIBOR Loans, or convert Loans to LIBOR Loans, or continue any LIBOR Loans, if the Required Lenders or the Administrative Agent determine, during the continuance of any Event of Default, that LIBOR Loans are to be unavailable.
     (c) Canadian Prime Loans. Subject to Section 2.6(e), the Canadian Borrower agrees to pay interest in respect of the unpaid principal amount of each Canadian Prime Loan from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the Canadian Prime Rate in effect on such day, but in no event to exceed the Highest Lawful Rate.
     (d) B/A Loans. Subject to Section 2.6(e), the Canadian Borrower agrees to pay interest in respect of the unpaid principal amount of each B/A Loan from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the CDOR Rate in effect on such day, but in no event to exceed the Highest Lawful Rate. No Borrower shall be entitled to borrow any Loans hereunder as B/A Loans, or convert Loans to B/A Loans, or continue any B/A Loans, if the Required Lenders or the Canadian Administrative Agent determine, following any Event of Default, that B/A Loans are to be unavailable.
     (e) Default Interest. After the occurrence and during the continuance of any Default, the US Borrowers shall, on demand from time to time, pay interest, to the extent permitted by law, on the outstanding US Lender Indebtedness, and the Canadian Borrower shall, on demand from time to time, pay interest, to the extent permitted by law, on the Canadian Lender Indebtedness (after as well as before judgment) at a rate per annum equal to (i) in the case of any LIBOR Loan, the rate that would be applicable under Section 2.6(b) to such LIBOR Loan, plus 2% per annum, (ii) in the case of any Canadian Prime Loan, the rate that would be applicable under Section 2.6(c) to such Canadian Prime Loan, plus 2% per annum, (iii) in the case of any B/A Loan, the rate that would be applicable under Section 2.6(d) to such B/A Loan, plus 2% per annum, and (iv) in the case of any other amount, the rate that would be applicable under Section 2.6(a) to an ABR Loan, plus 2% per annum, but, in any case, in no event to exceed the Highest Lawful Rate.
     (f) Interest Payment Dates. Interest on each ABR Loan, LIBOR Loan and Canadian Prime Loan shall accrue from and including the date of such Loan to but excluding the date of payment in full thereof. Interest on each LIBOR and B/A Loan shall be payable in arrears, in the case of a LIBOR Loan or B/A Loan with an Interest Period of more than three (3) months’ duration, on each day prior to the last day of such Interest Period that occurs at intervals of three (3) months’ duration after the first day of such Interest Period, and on the last Business Day of each Interest Period applicable thereto, and on any prepayment (on the amount prepaid), at maturity (whether by acceleration or otherwise) and, after maturity, on demand. Interest on each ABR Loan and Canadian Prime Loan shall be payable in arrears on the first Business Day of each calendar month, commencing on the first of such days to occur after such Loan is made, at maturity (whether by acceleration or otherwise) and, after maturity, on demand.
     Section 2.7 Interest Periods. In connection with each Borrowing of LIBOR Loans or B/A Loans, the Borrower Agent, on behalf of the applicable Borrowers shall elect an Interest Period to be applicable to such Borrowing, which Interest Period shall begin on and include, as the case may be, the date selected by the Borrower Agent pursuant to Section 2.2(a) or (b), the conversion date or the date of expiration of the then current Interest Period applicable thereto, and end on but exclude the date which is (i) in the case of LIBOR Loans, either one, two, three or six months thereafter, as selected by such Borrowers, and (ii) in the case of B/A Loans, either 30 days, 60 days, 90 days or 180 days; provided further:
     (a) Business Days. If any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next Business Day, provided, further, that if any Interest Period (other than in respect of a Borrowing of LIBOR Loans the Interest Period of which is expiring pursuant to Section 2.16(b) hereof) would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;
     (b) Month End. Any Interest Period for any LIBOR Loan which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to Section 2.7(c) below, end on the last Business Day of a calendar month; and
     (c) Payment Limitations. No Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of Borrowings which are Borrowings of LIBOR Loans or B/A Loans which have Interest Periods which will expire on or before such date, less the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment.
     Section 2.8 [Intentionally Deleted.]
     Section 2.9 Repayment of Loans.
     (a) The US Borrowers hereby unconditionally, jointly and severally promise to pay to the Administrative Agent for the account of each US Revolving Lender, (1) the then unpaid principal amount of each US Revolving Credit Loan of such Lender on the Maturity Date (or such earlier date on which the Revolving Credit Loans become due and payable pursuant to Article 8); (2) the amounts specified in Section 2.11 on the dates specified in Section 2.11; and (3) the L/C Cover. The US Borrowers hereby unconditionally, jointly and severally promise to pay to the US Swingline Lender the then unpaid principal amount of each US Swingline Loan on the date on which such US Swingline Loan becomes due and payable as provided in Section 2.5(c) hereof (or such earlier date on which such US Swingline Loans become due and payable pursuant to Article 8). The US Borrowers hereby unconditionally, jointly and severally promise to pay to the Administrative Agent the then unpaid principal amount of each US Agent Advance on demand (or such earlier date on which such US Agent Advances become due and payable pursuant to Article 8). The US Borrowers hereby unconditionally, jointly and severally agree to pay interest on the unpaid principal amount of the Loans, the US Swingline Loans and the US Agent Advances, from time to time outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in Section 2.6.
     (b) The Canadian Borrower hereby unconditionally promises to pay to the Canadian Administrative Agent for the account of each Canadian Revolving Lender, (1) the then unpaid principal amount of each Canadian Revolving Credit Loan of such Lender on the Maturity Date (or such earlier date on which the Revolving Credit Loans become due and payable pursuant to Article 8); and (2) the amounts specified in Section 2.11 on the dates specified in Section 2.11. The Canadian Borrower hereby unconditionally promises to pay to the Canadian Swingline Lender the then unpaid principal amount of each Canadian Swingline Loan on the date on which such Canadian Swingline Loan becomes due and payable as provided in Section 2.5(d) hereof (or such earlier date on which such Canadian Swingline Loan becomes due and payable pursuant to Article 8). The Canadian Borrower hereby unconditionally promises to pay to the Canadian Administrative Agent the then unpaid principal amount of each Canadian Agent Advance on demand (or such earlier date on which such Canadian Agent Advances become due and payable pursuant to Article 8). The Canadian Borrower hereby unconditionally agrees to pay interest on the unpaid principal amount of the Loans, the Canadian Swingline Loans and the Canadian Agent Advances from time to time, outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in Section 2.6.
     (c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrowers to such Lender resulting from each Loan of such Lender from time to time, including, without limitation, the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.
     (d) The Administrative Agent shall maintain a Register pursuant to Section 10.7(c), and a subaccount therein for each US Revolving Lender, in which shall be recorded (1) the amount of each US Loan made hereunder, the Type thereof and each Interest Period, if any, applicable thereto, (2) the amount of any principal or interest due and payable or to become due and payable from the US Borrowers to each US Revolving Lender hereunder, and (3) both the amount of any sum received by the Administrative Agent hereunder from the US Borrowers and each US Revolving Lender’s

Applicable Percentage thereof. The Administrative Agent shall maintain a separate register with respect to the US Swingline Loans, which Register shall contain the same information as the Register with respect to the US Loans.
     (e) The Canadian Administrative Agent shall maintain a Register pursuant to Section 10.7(c), and a subaccount therein for each Canadian Revolving Lender, in which shall be recorded (1) the amount of each Canadian Loan made hereunder, the Type thereof and each Interest Period, if any, applicable thereto, (2) the amount of any principal or interest due and payable or to become due and payable from the Canadian Borrower to each Canadian Revolving Lender hereunder, and (3) both the amount of any sum received by the Canadian Administrative Agent hereunder from the Canadian Borrower and each Canadian Revolving Lender’s Applicable Percentage thereof. The Canadian Administrative Agent shall maintain a separate register with respect to the Canadian Swingline Loans, which Register shall contain the same information as the Register with respect to the Canadian Loans.
     (f) The entries made in the Registers and the accounts of the Administrative Agent and the Canadian Administrative Agent and each Lender maintained pursuant to Section 2.9 (c), Section 2.9(d) or Section 2.9(e) shall, absent manifest error, be conclusive evidence of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Lender or Agent to maintain a Register or any such account, or any error therein, shall not in any manner affect the obligations of each Borrower to repay (with applicable interest) the Loans made to such Borrower by such Lender in accordance with the terms of this Agreement.
     (g) The Administrative Agent shall render to the Borrower Agent each month a statement of the US Borrowers’ account setting forth the following information for the period from the date of the most recent preceding statement: the aggregate principal amount of new US Revolving Credit Loans and US Swingline Loans (if any) made to the US Borrowers, the aggregate amount of new Reimbursement Obligations which have not been reimbursed, the aggregate face amount of new US Letters of Credit issued for the account of the US Borrowers, the amount of remittances and payments actually collected and applied by the Administrative Agent to reduce the outstanding principal balance of the US Swingline Loans and US Revolving Credit Loans, to reimburse Reimbursement Obligations and establish L/C Cover during such period, the outstanding principal balances of the US Swingline Loans and US Revolving Credit Loans, and the aggregate US Letter of Credit Liabilities outstanding at the end of such period. Such statement shall be deemed to be correct and accepted by and be binding upon the US Borrowers unless the Administrative Agent receives a written statement of the US Borrowers’ exceptions to such account statement within twenty (20) days after such statement was rendered to the Borrower Agent, and then only those items disclosed on such statement will be considered to be disputed by the Borrower Agent.
     (h) The Canadian Administrative Agent shall render to the Canadian Borrower each month a statement of the Canadian Borrower’s account setting forth the following information for the period from the date of the most recent preceding statement: the aggregate principal amount of new Canadian Revolving Credit Loans and Canadian Swingline Loans made to the Canadian Borrower, the aggregate amount of new Reimbursement Obligations which have not been reimbursed, the aggregate face amount of new Canadian Letters of Credit issued for the account of the Canadian Borrower, the amount of remittances and payments actually collected and applied by the Canadian Administrative Agent to reduce the outstanding principal balance of the Canadian Revolving Credit Loans and Canadian Swingline Loans, to reimburse Reimbursement Obligations during such period and establish L/C Cover, the outstanding principal balances of the Canadian Revolving Credit Loans and Canadian Swingline Loans, and the aggregate Canadian Letter of Credit Liabilities outstanding at the end of such period. Such statement shall be deemed to be correct and accepted by and be binding upon the

Canadian Borrower unless the Canadian Administrative Agent receives a written statement of the Canadian Borrower’s exceptions to such account statement within twenty (20) days after such statement was rendered to the Canadian Borrower, and then only those items disclosed on such statement will be considered disputed by the Canadian Borrower.
     Section 2.10 Voluntary Adjustment, Termination or Reduction of Revolving Credit Commitments; Extensions.
     (a) So long as a Default has not occurred and is not continuing and subject to this Section 2.10(a), the Borrower Agent may, upon at least five (5) Business Days notice to the Administrative Agent and the Canadian Administrative Agent, elect to have the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments adjusted such that the Revolving Credit Commitment designated by the Borrower Agent to be increased shall be increased by, subject to this Section 2.10(a), the amount designated by the Borrower Agent and the other Revolving Credit Commitment shall be simultaneously decreased by the same amount. The Administrative Agent and the Lenders shall not be required to give effect to any adjustment under this Section 2.10(a) which (i) is requested prior to one hundred eighty (180) days following the Closing Date, (ii) is in an amount less than $10,000,000, (iii) is requested within one hundred eighty (180) days of any prior adjustment under this Section 2.10(a), or (iv) would result, after giving effect to such adjustment, in the Aggregate US Revolving Credit Exposure or the Aggregate Canadian Revolving Credit Exposure exceeding, respectively, the US Maximum Available Amount or the Canadian Maximum Available Amount. Any adjustment of the Revolving Credit Commitments under this Section 2.10(a) shall be applied proportionately to the Combined Revolving Credit Commitments for each Lender, and the Combined Revolving Credit Commitments of each Lender (or each Lender and its Related Affiliate, if any) shall not be increased or reduced as a result of such adjustment.
     (b) So long as a Default has not occurred and is not continuing and subject to this Section 2.10(b), the Borrower Agent may, upon at least five (5) Business Days notice to the Administrative Agent, the Canadian Administrative Agent, the US Swingline Lender and the Canadian Swingline Lender, elect to have the US Swingline Commitment and the Canadian Swingline Commitment adjusted such that the Swingline Commitment designated by the Borrower Agent to be increased shall be increased by, subject to this Section 2.10(b), the amount designated by the Borrower Agent and the other Swingline Commitment shall be simultaneously decreased by the same amount. The Administrative Agent and the Swingline Lenders shall not be required to give effect to any adjustment under this Section 2.10(b) which (i) is requested prior to one hundred eighty (180) days following the Closing Date, (ii) is in an amount less than $10,000,000, (iii) is requested within one hundred eighty (180) days of any prior adjustment under this Section 2.10(b), or (iv) would result, after giving effect to such adjustment, in the US Swingline Exposure or the Canadian Swingline Exposure exceeding, respectively, the US Swingline Availability or the Canadian Swingline Availability .
     (c) The Borrower Agent, on behalf of the Borrowers may, upon at least three (3) Business Days prior written notice to the Administrative Agent and the Canadian Administrative Agent, terminate the Commitments entirely at any time. Neither the US Revolving Credit Commitments, the Canadian Revolving Credit Commitments, the US Swingline Commitment nor the Canadian Swingline Commitment may be partially terminated by the US Borrowers or the Canadian Borrower and each of the US Swingline Commitment and the Canadian Swingline Commitment may only be entirely terminated by the US Borrowers and the Canadian Borrower in connection with the entire termination of the Commitments. If the Commitments are terminated, all accrued commitment fees with respect thereto shall be payable on the effective date of such termination. Upon termination of the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments in full, the commitments of the US

Swingline Lender to make US Swingline Loans and the commitments of the Canadian Swingline Lender to make Canadian Swingline Loans shall terminate as well.
     (d) Subject to the other terms and conditions of this Agreement and unless the Commitments have been earlier terminated, the Commitments shall be available hereunder from the Closing Date until the Maturity Date (the “Commitment Period”).
     (e) The Borrower Agent, on behalf of Borrowers, may upon at least five (5) Business Days’ prior written notice to the Administrative Agent and the Canadian Administrative Agent (but at least one hundred eighty (180) days after the Closing Date), permanently reduce the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments, on a pro rata basis, which notice shall be irrevocable once given and shall specify the amount of the reduction of each of the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments. Each such reduction shall be a minimum amount of $1,000,000, or an increment of $5,000,000 in excess thereof.
     Section 2.11 Mandatory Prepayments; Voluntary Prepayments; Order of Application.
     (a) Mandatory Prepayments of US Revolving Credit Loans. If at any time (i) the Aggregate US Revolving Credit Exposure is in excess of the US Maximum Available Amount (including as a result of a voluntary reduction of the Revolving Credit Commitments under Section 2.10(e)) or (ii) Excess Availability is less than $75,000,000 and the Allocated US Credit Exposure in respect of a US Borrower is in excess of such US Borrower’s US Borrowing Base, the US Borrowers shall immediately jointly and severally pay to the Administrative Agent, for the account of the US Revolving Lenders, the amount of such excess to be applied (1) as a prepayment of the US Revolving Credit Loans and Reimbursement Obligations with respect to US Letters of Credit (with such payment to be applied first to the obligations of any US Borrower having Allocated US Credit Exposure in excess of its US Borrowing Base at any time Excess Availability is less than $75,000,000), and (2) after payment in full of the US Revolving Credit Loans and Reimbursement Obligations, as L/C Cover for the US Letter of Credit Liabilities in an amount of such remaining excess. The foregoing prepayment requirement is subject to the Administrative Agent’s authority, in its sole discretion, to make Agent Advances pursuant to Section 2.28(a).
     (b) Mandatory Prepayment of Canadian Revolving Credit Loans. If at any time the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure is in excess of the Canadian Maximum Available Amount, the Canadian Borrower shall immediately pay to the Canadian Administrative Agent, for the account of the Canadian Revolving Lenders, the amount of such excess to be applied (1) as a prepayment of the Canadian Revolving Credit Loans and Reimbursement Obligations with respect to Canadian Letters of Credit, and (2) after payment in full of the Canadian Revolving Credit Loans and Reimbursement Obligations, as L/C Cover for the Canadian Letter of Credit Liabilities in an amount of such remaining excess. The foregoing prepayment requirement is subject to the Canadian Administrative Agent’s authority, in its sole discretion, to make Agent Advances pursuant to Section 2.28(a).
     (c) Application of Proceeds from US Blocked Account. Upon and during the continuance of a Block Event, on or before 11:00 a.m. (Eastern Time) on each Business Day, the Administrative Agent shall disburse (or cause each US Lockbox Bank to disburse) to the appropriate Agent for application in accordance with Section 2.11(f) and Section 2.11(h), all amounts then on deposit in each US Blocked Account which the Administrative Agent shall have determined constitute “collected funds” in accordance with the policies of the Administrative Agent then in effect.

     (d) Application of Proceeds from Canadian Blocked Account. Upon and during the continuance of a Block Event, on or before 11:00 a.m. (Toronto Time) on each Business Day, the Canadian Administrative Agent shall disburse (or cause the Canadian Lockbox Bank to disburse) to the appropriate Agent or Lenders for application in accordance with Section 2.11(g) and Section 2.11(i) hereof all amounts then on deposit in the Canadian Blocked Account which the Canadian Administrative Agent shall have determined constitute “collected funds” in accordance with the policies of the Canadian Administrative Agent then in effect.
     (e) Voluntary Prepayments. Each of the Borrowers may, at their option, at any time and from time to time, prepay the Loans and the Reimbursement Obligations, in whole or in part, without premium or penalty except for breakage costs with respect to LIBOR Loans as provided in Section 2.19, upon giving, in the case of any LIBOR Loan or B/A Loan, three (3) Business Days irrevocable prior written from the Borrower Agent notice to the Administrative Agent, and, in the case of any ABR Loan or Canadian Prime Loan, prior written notice from the Borrower Agent on the same Business Day to the Administrative Agent (in the case of prepayment of US Loans) or the Canadian Administrative Agent (in the case of a prepayment of Canadian Loans). Such notice shall specify, (i) in the case of any prepayment of Loans, the date and amount of prepayment and whether the prepayment is (A) of US Revolving Credit Loans, Canadian Revolving Credit Loans, US Swingline Loans or Canadian Swingline Loans, or a combination thereof, and (B) of LIBOR Loans, ABR Loans, B/A Loans or Canadian Prime Loans, or a combination thereof, and, in each case if a combination thereof, the principal amount allocable to each, and (ii) in the case of any prepayment of Reimbursement Obligations, the date and amount of prepayment, the identity of the applicable Letter of Credit or Letters of Credit and the amount allocable to each of such Reimbursement Obligations. In addition, the Borrower Agent shall, in the case of US Loans or Reimbursement Obligations related to US Letters of Credit, specify the Applicable US Borrower to which such prepayment should be allocated. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (if a LIBOR Loan is prepaid other than at the end of the Interest Period applicable thereto) any amounts payable pursuant to Section 2.19. Each prepayment of US Revolving Credit Loans which are ABR Loans may be in any amount; each prepayment of Canadian Revolving Credit Loans which are Prime Rate Loans shall be in any amount; each prepayment of LIBOR Loans or B/A Loans shall be in the minimum principal amount of $5,000,000 and in an integral multiple of $100,000; each prepayment of B/A Loans shall be in any amount; or, in any case, the aggregate principal balance outstanding on such Loans.
     (f) Order of Payments Prior to Default (US Borrowers). Unless a payment relates to a specific item of Lender Indebtedness (including as directed by the Borrower Agent) or an Event of Default has occurred and is continuing, any payment by any of the US Borrowers (including, without limitation, any application of the proceeds of Collateral of the US Borrowers) in respect of the Lender Indebtedness, including, without limitation, amounts applied pursuant to Section 2.11(c), shall be applied to the Lender Indebtedness in the following order (i) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Administrative Agent and Collateral Agents then due and payable by the Borrowers under the Financing Documents and all indemnities payable by the Borrowers under the Financing Documents then due to the Administrative Agent and Collateral Agents, (ii) second, to the payment in full of all costs, expenses and other charges (but not fees) of the US Revolving Lenders payable by the Borrowers under the Financing Documents and all indemnities payable by the Borrowers under the Financing Documents then due to any US Lender, (iii) third, to the payment in full of all fees payable by the Borrowers to the Administrative Agent and Collateral Agents in their capacities as such, (iv) fourth, to the payment in full of all interest then due and payable in respect of the US Swingline Loans and US Agent Advances, (v) fifth, to the payment in full of all interest then due and payable in respect of the US Revolving Credit Loans, (vi) sixth, to the payment in full of all fees then due and payable to the US Revolving Lenders pursuant to Section 2.13(a) hereof, (vii) seventh, to the payment in full of all principal then due and payable under Section 2.11(a) above (for application first to US Agent

Advances to the extent necessary to pay such US Agent Advances in full, then to US Swingline Loans to the extent necessary to pay the US Swingline Loans in full, and then to the US Revolving Credit Loans), (viii) eighth, to the payment of principal of US Agent Advances to the extent necessary to pay such US Agent Advances in full, then to the payment of principal of the US Swingline Loans, (ix) ninth, to the payment of principal of the US Revolving Credit Loans, (x) tenth, to any other Lender Indebtedness to the extent then due and payable (including with respect to any Bank Products constituting Lender Indebtedness), and (xi) eleventh, after giving effect to the payment in full of all amounts due and payable pursuant to clauses (i) through (x) preceding, to US Borrowers by depositing the net amount thereof in the Disbursement Account of US Borrowers. In applying any amounts under this Section 2.11(f): (x) amounts on deposit in the US Blocked Account which represent amounts that have been deposited to the US Blocked Account as amounts payable to the US Borrowers; and (y) proceeds of Collateral of the US Borrowers shall, in each case, only be applied against such portion of the relevant Lender Indebtedness as has been allocated to the US Borrowers.
     (g) Order of Payments Prior to Default (Canadian Borrower). Unless a payment relates to a specific item of Lender Indebtedness (including as directed by the Borrower Agent) or an Event of Default has occurred and is continuing, any payment by the Canadian Borrower (including, without limitation, any application of the proceeds of Collateral of the Canadian Credit Parties) in respect of the Canadian Lender Indebtedness, including, without limitation, amounts applied pursuant to Section 2.11(d), shall be applied to the Canadian Lender Indebtedness in the following order (i) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Canadian Administrative Agent and Collateral Agents then due and payable by the Canadian Borrower (or any other Canadian Credit Party) under the Financing Documents and all indemnities payable by the Borrowers under the Financing Agreements then due to the Canadian Administrative Agent and Collateral Agents, (ii) second, to the payment in full of all costs, expenses and other charges (but not fees) of the Canadian Revolving Lenders payable by the Canadian Borrower (or any other Canadian Credit Party) under the Financing Agreements and all indemnities payable by the Canadian Borrower (or any other Canadian Credit Party) under the Financing Agreements then due to any Canadian Lender, (iii) third, to the payment in full of all fees payable by the Canadian Borrower to the Canadian Administrative Agent and Collateral Agents in their capacities as such, (iv) fourth, to the payment in full of all interest then due and payable in respect of Canadian Agent Advances and the Canadian Swingline Loans, (v) fifth, to the payment in full of all interest then due and payable in respect of the Canadian Revolving Credit Loans, (vi) sixth, to the payment in full of all fees then due and payable to the Canadian Revolving Lenders pursuant to Section 2.13(b) hereof, (vii) seventh, to the payment in full of all principal then due and payable under Section 2.11(b) above (for application first to Canadian Agent Advances to the extent necessary to pay such Canadian Agent Advances in full, then to the Canadian Swingline Loans to the extent necessary to pay the Canadian Swingline Loans in full, and then to the Canadian Revolving Credit Loans), (viii) eighth, to the payment of principal of Canadian Agent Advances to the extent necessary to pay such Canadian Agent Advances in full, then to the payment of principal of the Canadian Swingline Loans, (ix) ninth, to the payment of principal of the Canadian Revolving Credit Loans, (x) tenth, to any other Canadian Lender Indebtedness to the extent then due and payable (including with respect to any Bank Products constituting Lender Indebtedness), and (ix) eleventh, after giving effect to the payment in full of all amounts due and payable pursuant to clauses (i) through (x) preceding, to the Canadian Borrower by depositing the net amount thereof in the Disbursement Account for the Canadian Borrower.
     (h) Order of Payments During Default (US Borrowers). During the existence of any Event of Default, any payments in respect of the Lender Indebtedness by or for the account of any of the US Borrowers or in respect of any of the proceeds of Collateral of the US Borrowers, including amounts applied pursuant to Section 2.11(c), shall be applied to the Lender Indebtedness (1) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Agents and Collateral Agents incurred in connection with the collection and enforcement of the Lender Indebtedness and for the protection, preservation or sale, disposition or other realization upon the Collateral, including all expenses, liabilities and advances incurred or made by or on behalf of the Agents and Collateral Agents in their capacities as such, including attorneys’ fees and legal expenses, (2) second, to the remaining US Lender Indebtedness (including to establish L/C Cover for all outstanding US Letters of Credit) on a pro rata basis in such order as the Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(h), (3) third, to the remaining Canadian Lender Indebtedness (including to establish L/C Cover for all outstanding Canadian Letters of Credit) on a pro rata basis in such order as the Canadian Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(h), and (4) fourth, on a pro rata basis to any amounts owed by any Credit Party in respect of any Bank Products constituting Lender Indebtedness. In applying any amounts under this Section 2.11(h), amounts on deposit in the US Blocked Account which represent amounts that have been deposited to the US Blocked Account as amounts payable to the US Borrowers, and proceeds of Collateral of the US Borrowers, shall, in each case, be applied first against such portion of the relevant Lender Indebtedness as has been allocated to the US Borrowers, and second, against such portion of the relevant Lender Indebtedness as has been guaranteed by the US Borrowers.
     (i) Order of Payment During Default (Canadian Borrower). During the existence of any Event of Default, any payments in respect of the Lender Indebtedness by or for the account of the Canadian Borrower or in respect of any of the proceeds of Collateral of the Canadian Borrower (or any other Canadian Credit Party), including amounts applied pursuant to Section 2.11(d), shall be applied to the Lender Indebtedness (1) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Agents and Collateral Agents incurred in connection with the collection and enforcement of the Lender Indebtedness and for the protection, preservation or sale, disposition or other realization upon the Collateral provided by the Canadian Borrower (or any other Canadian Credit Party), including all expenses, liabilities and advances incurred or made by or on behalf of the Agents and Collateral Agents in their capacities as such, including attorneys’ fees and legal expenses, (2) second, to the remaining Canadian Lender Indebtedness (including to establish L/C Cover for all outstanding Canadian Letters of Credit) on a pro rata basis in such order as the Canadian Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders (but expressly excluding any amounts to be paid pursuant to clause (4) of Section 2.11(h)), (3) third, to the remaining US Lender Indebtedness (including to establish L/C Cover for all outstanding US Letters of Credit) on a pro rata basis in such order as the Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(i), and (4) fourth, on a pro rata basis to any amounts owed by any Canadian Credit Party in respect of any Bank Products constituting Lender Indebtedness. In applying any amounts under this Section 2.11(i), amounts on deposit in the Canadian Blocked Account which represent amounts that have been deposited to the Canadian Blocked Account as amounts payable to the Canadian Borrower(or any other Canadian Credit Party), and proceeds of Collateral of the Canadian Borrower (or any other Canadian Credit Party), shall, in each case, be applied, first, against such portion of the relevant Canadian Lender Indebtedness, and second, against such portion of the relevant Lender Indebtedness as has been guaranteed by the Canadian Borrower (or any other Canadian Credit Party).
     Section 2.12 Continuation and Conversion Options.
     (a) Continuation. The Borrower Agent, on behalf of the Borrowers, may elect to continue all or any part of any Borrowing of LIBOR Loans or B/A Loans beyond the expiration of the then current Interest Period relating thereto by giving Advance Notice (which shall be irrevocable) to the Administrative Agent, in the case of LIBOR Loans, or the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent), in the case of B/A Loans, of such election, specifying the LIBOR Loans or B/A Loans or portion thereof to be continued and the Interest Period therefor. In the absence of such a timely and proper election with regard to LIBOR Loans, the Borrowers shall be deemed to have elected to convert such LIBOR Loans to ABR Loans pursuant to Section 2.12(d). In the absence of such a timely and proper election with regard to B/A Loans, the Borrowers shall be deemed to have elected to convert such B/A Loans to Canadian Prime Loans pursuant to Section 2.12(f).
     (b) Amount of Continuations. All or part of any LIBOR Loans may be continued as provided herein, provided that any continuation of such Loans shall not be (as to each Borrowing of such Loans as continued for an applicable Interest Period) less than $5,000,000 for all Lenders and shall be in an integral multiple of $1,000,000. All or part of any B/A Loans may be continued as provided herein, provided that any continuation of such Loans shall not be (as to each Borrowing of such Loans as continued for an applicable Interest Period) less than C$5,000,000 for all Lenders and shall be in an integral multiple of C$1,000,000.
     (c) Continuation or Conversion Upon Default. If, but only if, no Default shall have occurred and be continuing, each LIBOR Loan or B/A Loan may be continued or converted as provided in this Section 2.12.
     (d) Conversion to ABR or Canadian Prime Rate. The Borrower Agent, on behalf of the Borrowers, may elect to convert any LIBOR Loan on the last day of the then current Interest Period relating thereto to an ABR Loan by giving Advance Notice to the Administrative Agent of such election. The Borrower Agent, on behalf of the Canadian Borrower, may elect to convert any B/A Loan on the last day of the then current Interest Period relating thereto to a Canadian Prime Loan by giving Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such election.
     (e) Conversion to LIBOR Rate. If, but only if, no Default shall have occurred and be continuing, the Borrower Agent, on behalf of the Borrowers, may elect to convert any ABR Loan at any time or from time to time to a LIBOR Loan by giving Advance Notice (which shall be irrevocable) to the Administrative Agent of such election, specifying each Interest Period therefor.
     (f) Conversion to B/A Loan. If, but only if, no Default shall have occurred and be continuing, the Borrower Agent, on behalf of the Canadian Borrower, may elect to convert any Canadian Prime Loan at any time or from time to time to a B/A Loan by giving Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such election, specifying each Interest Period therefor.
     Section 2.13 Fees.
     (a) US Revolving Credit Commitments. The US Borrowers shall jointly and severally pay to the Administrative Agent for the account of and distribution to each US Revolving Lender in accordance with its US Revolving Credit Percentage a commitment fee, for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the US Revolving Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to (i) 0.50% on the average daily excess amount of the US Revolving Credit Commitments over the US Revolving Credit Exposure in the event the Average Monthly Excess Availability for the applicable month was less than or equal to 50% of the aggregate US Revolving Credit Commitments, and (ii) 0.75% on the average daily excess amount of the US Revolving Credit Commitments over the US Revolving Credit Exposure in the event the Average Monthly Excess Availability for the applicable month exceeded 50% of the aggregate US Revolving Credit Commitments. The commitment fees on the US Revolving Credit Commitments earned from and after the Closing Date shall be payable in arrears on the first Business Day of each month commencing after the Closing Date.
     (b) Canadian Revolving Credit Commitments. The Canadian Borrower shall pay to the Canadian Administrative Agent for the account of and distribution to each Canadian Revolving Lender in accordance with its Canadian Revolving Credit Percentage a commitment fee, for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the Canadian Revolving Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to (i) 0.50% on the average daily excess amount of the Canadian Revolving Credit Commitments over the Canadian Revolving Credit Exposure in the event the Average Monthly Excess Availability for the applicable month was less than or equal to 50% of the aggregate Canadian Revolving Credit Commitments, and (ii) 0.75% on the average daily excess amount of the Canadian Revolving Credit Commitments over the Canadian Revolving Credit Exposure in the event the Average Monthly Excess Availability for the applicable month exceeded 50% of the aggregate Canadian Revolving Credit Commitments. The commitment fees on the Canadian Revolving Credit Commitments earned from and after the Closing Date shall be payable in arrears on the first Business Day of each month commencing after the Closing Date.
     (c) US Letters of Credit.
(1)	The US Borrowers shall jointly and severally pay to the applicable Issuing Bank, with respect to any issuance, amendment, transfer, or cancellation prior to expiration of any US Letter of Credit and for each drawing made thereunder, documentary and processing charges in accordance with such Issuing Bank’s standard schedule for such charges in effect at the time of, and payable at the time of, such issuance, amendment, transfer, cancellation or drawing, as the case may be, as well as a 0.125% fronting fee (or such other amount as may be agreed upon from time to time between the Borrower Agent, on behalf of the US Borrowers and the applicable Issuing Bank). All fees payable pursuant to this Section 2.13(c)(1) shall be retained by the applicable Issuing Bank.

(2)	The US Borrowers will jointly and severally pay to the Administrative Agent for the account of and pro rata distribution to each US Revolving Lender a fee on the daily average amount available for drawings under each US Letter of Credit, in each case for the period from and including the date of issuance of such US Letter of Credit to and excluding the date of expiration or termination thereof computed at a per annum rate for each day equal to the Applicable Margin for LIBOR Loans. Such fees shall be payable in arrears on the first Business Day of each month.
     (d) Canadian Letters of Credit.
(1)	The Canadian Borrower shall pay to the applicable Issuing Bank, with respect to any issuance, amendment, transfer, or cancellation prior to expiration of any Canadian Letter of Credit and for each drawing made thereunder, documentary and processing charges in accordance with such Issuing Bank’s standard schedule for such charges in effect at the time of, and payable at the time of, such issuance, amendment, transfer, cancellation or drawing, as the case may be, as well as a 0.125% fronting fee (or such other amount as may be agreed upon from time to time between the Borrower Agent, on behalf of the Canadian Borrower and the applicable Issuing Bank). All fees payable pursuant to this Section 2.13(d)(1) shall be retained by the applicable Issuing Bank.

(2)	The Canadian Borrower will pay to the Canadian Administrative Agent for the account of and pro rata distribution to each Canadian Revolving Lender a fee on the daily average amount available for drawings under each Canadian Letter of Credit, in each case for the period from and including the date of issuance of such Canadian Letter of Credit to and excluding the date of expiration or termination thereof computed at a per annum rate for each day equal to the Applicable Margin for B/A Loans. Such fees shall be payable in arrears on the first Business Day of each month.
     (e) Audit and Due Diligence Fees. On the Closing Date, the Borrowers shall pay to the Administrative Agent (i) all reasonable fees and/or verification costs incurred by the Administrative Agent or the Canadian Administrative Agent in connection with audits conducted against the Borrowers’ property and assets prior to the Closing Date (up to a maximum of $1,000 per person, per day), and (ii) any reasonable out-of-pocket expenses related to the foregoing.
     (f) Fee Letter. The US Borrowers shall jointly and severally pay, as applicable, to the Administrative Agent or General Electric Capital Corporation, as Collateral Agent such fees as are set forth in the Fee Letter, on the dates and in the manner specified therein, and the Canadian Borrower shall pay, as applicable, to the Canadian Administrative Agent or General Electric Capital Corporation, as Collateral Agent such fees as are set forth in the Fee Letter, on the dates and in the manner set forth therein.
     Section 2.14 Payments, etc.
     (a) Without Setoff, etc. Except as otherwise specifically provided herein, all payments under this Agreement shall be made to the Administrative Agent (if such payment is made on or in respect of US Loans or US Commitments) or to the Canadian Administrative Agent (if such payment is made on or in respect of Canadian Loans or Canadian Commitments) for the account of the appropriate Lenders without defense, set-off or counterclaim not later than 1:00 p.m. Eastern Time on the date when due and shall be made in Dollars (unless such payment is a payment of principal or interest on C$ Denominated Loans or Reimbursement Obligations (including any fees related thereto) with respect to Canadian Letters of Credit denominated in C$, in which case such payments shall be in C$) in immediately available funds at the Payment Office of the appropriate Agent. Except with respect to Swingline Loans and Agent Advances, the Administrative Agent or the Canadian Administrative Agent will promptly thereafter distribute funds in the form received relating to the payment of principal or interest or commitment fees ratably to the appropriate Lenders for the account of their respective Lending Offices, and funds in the form received relating to the payment of any other amount payable to any Lender to such Lender for the account of its applicable Lending Office.
     (b) Non-Business Days. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day (except as otherwise provided in Section 2.7 hereof) and, with respect to payments of principal, interest thereon shall be payable at the applicable rate during such extension.
     (c) Computations. All computations of interest (other than interest on LIBOR Loans, B/A Loans and ABR Loans) and fees shall be made on the basis of a year of three hundred sixty five (365) days, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or fees are payable. All computations of interest on LIBOR Loans, B/A Loans and ABR Loans shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Administrative Agent or the Canadian Administrative Agent of an interest rate or fee hereunder shall, except for manifest error, be final, conclusive and binding for all purposes. If the Administrative Agent or the Canadian Administrative Agent and the Borrowers determine that manifest error exists, said parties shall correct such error by way of an adjustment to the next payment due hereunder. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever interest or fees to be paid hereunder is to be calculated on the basis of a year of three hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either three hundred sixty (360) or such other period of time, as the case may be. Calculations of interest shall be made using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest.
     Section 2.15 Interest Rate Not Ascertainable, etc. In the event that the Administrative Agent shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) that on any date for determining the LIBOR Rate for any Interest Period, by reason of any changes affecting the London interbank LIBOR market, or any Lender’s position in such market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate, then, and in any such event, the Administrative Agent shall forthwith give notice (by telephone confirmed in writing) to the Borrower Agent and to the Lenders of such determination. Until the Administrative Agent notifies the Borrowers that the circumstances giving rise to the suspension described herein no longer exist, the obligations of the Lenders to make LIBOR Loans shall be immediately suspended, any Borrowing of LIBOR Loans that is requested (by continuation, conversion or otherwise) shall instead be made as a Borrowing of ABR Loans, and any outstanding LIBOR Loan shall be converted, on the last day of the then current Interest Period applicable thereto, to an ABR Loan.
     Section 2.16 Illegality.
     (a) Determinations of Illegality of LIBOR Loan. In the event that any Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Lender in good faith with any applicable law, governmental rule, regulation, guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Lender shall give prompt notice (by telephone confirmed in writing) to the Borrower Agent, and the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to the other Lenders).
     (b) LIBOR Loans Suspended. Upon the giving of the notice to the Borrower Agent referred to in Section 2.16(a) above, (1) the Borrowers’ right to request (by continuation, conversion or otherwise) and such Lender’s obligation to make LIBOR Loans shall be immediately suspended, and thereafter, any requested Borrowing of LIBOR Loans shall, as to such Lender only, be deemed to be a request for a ABR Loan, and (2) if the affected LIBOR Loan or Loans are then outstanding, the Borrowers shall immediately, or if permitted by applicable law, no later than the date permitted thereby, upon at least one (1) Business Day’s written notice to the Administrative Agent and the affected Lender, convert each such LIBOR Loan into an ABR Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this subsection.
     (c) Determinations of Illegality of Dollar Denominated Loans. In the event that any Canadian Revolving Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any Dollar Denominated Loan has become unlawful as a result of compliance by such Canadian Revolving Lender in good faith with any applicable law, governmental rule, regulation, guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Canadian Revolving Lender shall give prompt notice (by telephone confirmed in writing) to the Borrower Agent and to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such determination (which notice the Canadian Administrative Agent shall promptly transmit to the other Canadian Revolving Lenders).
     (d) Dollar Denominated Loan Suspended. Upon the giving of the notice to the Borrower Agent referred to in Section 2.16(c) above, (1) the Canadian Borrower’s right to request (by continuation, conversion or otherwise) and such Canadian Revolving Lender’s obligation to make Dollar Denominated Loans shall be immediately suspended, and thereafter, any requested Borrowing of Dollar Denominated Loans shall, as to such Canadian Revolving Lender only, be deemed to be a request for a Canadian Revolving Credit Loan denominated in C$, and (2) if the affected Dollar Denominated Loan or Loans are then outstanding, the Canadian Borrower shall immediately, or if permitted by applicable law, no later than the date permitted thereby, upon at least one (1) Business Day’s written notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) and the affected Canadian Revolving Lender, convert each such Dollar Denominated Loan which is a LIBOR Loan into a B/A Loan and convert each such Dollar Denominated Loan which is an ABR Loan into a Canadian Prime Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this subsection.
     Section 2.17 Increased Costs.
     (a) LIBOR Regulations, etc. If, by reason of (x) the introduction of or any change (including any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation, or (y) the compliance with any guideline or request issued by any central bank or other governmental authority or quasi-governmental authority exercising control over banks or financial institutions generally (whether or not having the force of law):
(1)	any Lender (or its applicable Lending Office) shall be subject to any Tax or other charge with respect to its LIBOR Loans or its obligation to make LIBOR Loans, or shall change the basis of taxation of payments to any Lender of the principal of or interest on its LIBOR Loans or its obligation to make LIBOR Loans (except for changes in the rate of tax on the overall net income or gross receipts of such Lender or its applicable Lending Office imposed by the jurisdiction in which such Lender’s principal executive office or applicable Lending Office is located); or

(2)	any reserve (including any imposed by the Board), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or its applicable Lending Office shall be imposed or deemed applicable or any other condition affecting its LIBOR Loans or its obligations to make LIBOR Loans shall be imposed on any Lender or its applicable Lending Office or the interbank LIBOR market or the secondary certificate of deposit market;
and as a result thereof there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining LIBOR Loans or there shall be a reduction in the amount received or receivable by such Lender or its applicable Lending Office, then the applicable Borrowers shall from time to time, upon written notice from and demand by such Lender (with a copy of such notice and demand to the Administrative Agent), pay to such Lender on demand additional amounts determined by such Lender to be sufficient to indemnify such Lender against such increased cost. A certificate as to the amount of such increased cost and the calculation thereof, submitted to Borrower Agent and the Administrative Agent by such Lender, shall, except for manifest error, be final, conclusive and binding for all purposes.
     (b) Costs. If any Lender shall advise the Administrative Agent that at any time, because of the circumstances described in clauses (x) or (y) in Section 2.17(a) or any other circumstances affecting such Lender or the London interbank market or such Lender’s position in such market, the LIBOR Rate, as determined in good faith by the Administrative Agent, will not adequately and fairly reflect the cost to such Lender of funding its LIBOR Loans, then, and in any such event:
(1)	the Administrative Agent shall forthwith give notice (by telephone confirmed in writing) to the Borrower Agent and to the Lenders of such advice; and

(2)	the Borrowers’ right to request a Borrowing of LIBOR Loans from such Lender and such Lender’s obligation to make LIBOR Loans shall be immediately suspended, any such Borrowing of LIBOR Loans that is requested (by continuation, conversion or otherwise) shall, as to such Lender only, be deemed to be a request for an ABR Loan, and any such outstanding LIBOR Loan from such Lender shall be converted, on the last day of the then current Interest Period applicable thereto, to an ABR Loan.
     (c) Capital Adequacy. If (1) the introduction of or any change after the date hereof (including any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation, or (2) the compliance with any guideline or request issued by any central bank or other Governmental Authority or other authority exercising control over banks or financial institutions generally (whether or not having the force of law), affects or would affect the amount of capital required to be maintained by any Lender or any corporation controlling such Lender, and the amount of such capital is increased by or based upon the existence of such Lender’s Loans or such Lender’s Commitment hereunder and other commitments to lend or of the Letters of Credit (or similar contingent obligations), then, upon written request therefor by such Lender (with a copy of such request to the Administrative Agent), the applicable Borrowers shall pay to such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender for the increased cost of such additional capital in light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender’s Loans or such Lender’s commitment to lend hereunder or to the issuance or maintenance of the Letters of Credit. A certificate as to such amounts and the calculation thereof, submitted to the Borrowers and the Administrative Agent by such Lender, shall be conclusive and binding for all purposes, absent manifest error.
     (d) Issuing Bank. The rights and benefits of the Lenders under this Section 2.17 shall also apply to any Issuing Bank in its capacity as such.
     Section 2.18 Change of Lending Office. Each Lender agrees that it will use reasonable efforts to designate an alternate Lending Office with respect to any of its LIBOR Loans affected by the matters or circumstances described in Section 2.15, Section 2.16 or Section 2.17 to reduce the liability of the Borrowers or avoid the results provided thereunder, so long as such designation is not disadvantageous to such Lender as determined by such Lender in its sole discretion.
     Section 2.19 Funding Losses. Each of the Borrowers shall compensate each Lender, upon its written request (which request shall set forth the basis for requesting such amounts and shall, absent manifest error, be final, conclusive and binding upon all of the parties hereto), for all losses, expenses and liabilities (including any interest paid by such Lender to lenders of funds borrowed by it to make or carry its LIBOR Loans to such Borrowers), which the Lender may sustain: (a) if for any reason (other than a default by such Lender) a Borrowing of LIBOR Loans does not occur on the date specified therefor in a

Borrowing Request (whether or not withdrawn), including a failure by the applicable Borrowers to fulfill on the date of any Borrowing of LIBOR Loans the conditions set forth in Article 3, or to convert or continue any LIBOR Loan hereunder after irrevocable notice of such conversion or continuation has been given pursuant to Section 2.12; (b) if any payment, prepayment or conversion of any of its LIBOR Loans required or permitted by any other provision of this Agreement or otherwise, or any assignment of a LIBOR Loan pursuant to Section 2.23, in each case is made or deemed made on a date which is not the last day of the Interest Period applicable thereto; or (c) if, for any reason, any of the Borrowers defaults in its obligation to repay its LIBOR Loans or B/A Loans as and when due and payable (at the due date thereof, whether at scheduled maturity, by acceleration, irrevocable notice of prepayment or otherwise).
     Section 2.20 Sharing of Payments, etc.
     (a) If any US Revolving Lender shall obtain any payment or reduction (including any amounts received as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code) of any obligations of the US Borrowers hereunder (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its ratable share of payments or reductions on account of such obligations obtained by all the US Revolving Lenders, such US Revolving Lender shall forthwith notify each of the other US Revolving Lenders and the Administrative Agent of such receipt, and purchase from the other US Revolving Lenders such participations in the affected obligations as shall be necessary to cause such purchasing US Revolving Lender to share the excess payment or reduction, net of costs incurred in connection therewith, ratably with each of them; provided that, if all or any portion of such excess payment or reduction is thereafter recovered from such purchasing US Revolving Lender or additional costs are incurred, the purchase shall be rescinded and the purchase price restored to the extent of such recovery or such additional costs, but without interest. The US Borrowers agree that any US Revolving Lender so purchasing a participation from another US Revolving Lender pursuant to this Section 2.20 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such US Revolving Lender were the direct creditor of the US Borrowers in the amount of such participation.
     (b) If any Canadian Revolving Lender shall obtain any payment or reduction of any obligation of the Canadian Borrower hereunder (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its ratable share of payments or reductions on account of such obligations obtained by all the Canadian Revolving Lenders, such Canadian Revolving Lender shall forthwith notify each of the other Canadian Revolving Lenders and the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such receipt, and purchase from the other Canadian Revolving Lenders such participations in the affected obligations as shall be necessary to cause such purchasing Canadian Revolving Lender to share the excess payment or reduction, net of costs incurred in connection therewith, ratably with each of them; provided that, if all or any portion of such excess payment or reduction is thereafter recovered from such purchasing Canadian Revolving Lender or additional costs are incurred, the purchase shall be rescinded and the purchase price restored to the extent of such recovery or such additional costs, but without interest. The Canadian Borrower agrees that any Canadian Revolving Lender so purchasing a participation from another Canadian Revolving Lender pursuant to this Section 2.20 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Canadian Revolving Lender were the direct creditor of the Canadian Borrower in the amount of such participation.

     Section 2.21 Taxes.
     (a) Payments Free and Clear. Any and all payments by or on account of any obligation of any of the Borrowers hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes or Other Taxes; provided, that, if any of the Borrowers shall be required to deduct, withhold, pay or be assessed any Indemnified Taxes or Other Taxes in respect of such payments, or any Indemnitee that receives any payments shall be required to deduct, withhold, pay or be assessed any Indemnified Taxes or Other Taxes in respect of such payments, then (1) the amounts payable by the Borrowers shall be increased so that, after taking into account all assessments or making all required deductions, withholdings, payments and assessments (including deductions, withholdings, payments and assessments applicable to additional sums payable under this Section 2.21), each Indemnitee receives and retains an amount equal to the sum it would have received had no such deduction, withholding, payment or assessment been made, and (2) the applicable Borrowers shall make all such deductions, withholdings, payments and assessments and such Borrowers shall pay the full amount deducted, withheld, paid or assessed to the relevant Governmental Authority in accordance with applicable law.
     (b) Other Taxes. In addition, the applicable Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.
     (c) Indemnification. Each of the Borrowers shall indemnify each Indemnitee on an After Tax Basis, upon written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by or on behalf of such Indemnitee on or with respect to or otherwise deducted, withheld or remitted from any payment by or on account of any obligation of such Borrowers hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.21) and any penalties, interest or additions thereto and all reasonable costs and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the applicable Borrowers by any Indemnitee, on its own behalf or on behalf of any Lender or an Issuing Bank, shall be conclusive absent manifest error.
     (d) Receipts. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any of the Borrowers to a Governmental Authority, the Borrower Agent shall deliver to the Administrative Agent or the Canadian Administrative Agent, as applicable, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
     (e) Tax Certifications. Each Lender shall provide to the Borrower Agent, on the Closing Date, all such certifications and other confirmations as may be reasonably required by the Borrowers to evidence or confirm that (i) in the case of a Canadian Lender, such Canadian Lender is a Canadian Qualified Lender, or (ii) in the case of a US Lender, such US Lender is an Exempt US Lender. Each Canadian Lender party hereto on the Closing Date, by its signature of the Credit Agreement, confirms to the Borrowers that it is a Canadian Qualified Lender.
     (f) [Intentionally Deleted.]
     (g) Survival. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this Section 2.21 shall survive the payment in full of principal and interest hereunder.

     Section 2.22 Pro Rata Treatment. Subject to Section 2.4(d), each Borrowing of US Revolving Credit Loans shall be made, and each payment on account of any commitment fee in respect of the US Revolving Credit Commitments hereunder and any reduction of the US Revolving Credit Commitments of the US Revolving Lenders shall be allocated, by the Administrative Agent pro rata according to the US Revolving Credit Percentages of the US Revolving Lenders. Subject to Section 2.4(d) and Section 2.11, each payment (including each prepayment) on account of principal of and interest on any US Revolving Credit Loans shall be allocated by the Administrative Agent pro rata according to the respective outstanding principal amounts of such US Revolving Credit Loans then held by the US Revolving Lenders. Subject to Section 2.4(d), each Borrowing of Canadian Revolving Credit Loans shall be made, and each payment on account of any commitment fee in respect of the Canadian Revolving Credit Commitments hereunder, and any reduction of the Canadian Revolving Credit Commitments of the Canadian Revolving Lenders shall be allocated, by the Canadian Administrative Agent pro rata according to the Canadian Revolving Credit Percentages of the Canadian Revolving Lenders. Subject to Section 2.4(d) and Section 2.11, each payment (including each prepayment) on account of principal of and interest on any Canadian Revolving Credit Loans shall be allocated by the Canadian Administrative Agent pro rata according to the respective outstanding principal amounts of such Canadian Revolving Credit Loans then held by the Canadian Revolving Lenders.
     Section 2.23 Replacement of Lenders. If (i) any Lender does not make a LIBOR Loan pursuant to Section 2.16 or fails to designate an alternate Lending Office pursuant to Section 2.18, (ii) if any Lender seeks indemnification for increased costs pursuant to Section 2.17, or is owed additional amounts pursuant to Section 2.21, which increased costs or additional amounts are not being incurred generally by the other Lenders, or (iii) if any Lender otherwise constitutes a Defaulting Lender hereunder, then either (A) the Administrative Agent or the Canadian Administrative Agent or (B) so long as no Default then exists or would exist after giving effect to such replacement, Borrowers, shall have the right to replace such Lender with another bank or financial institution (in the case of Borrowers, with the consent of the Administrative Agent and the Canadian Administrative Agent, which consent shall not be unreasonably withheld), provided that (a) the obligations of the Borrowers owing hereunder or under any other Financing Document to the Lender being replaced (including such increased costs and additional amounts) that are not being assigned to the replacement lender shall be paid in full to the Lender being replaced concurrently with such replacement, (b) the replacement lender shall execute an Assignment and Acceptance pursuant to which it shall become a party hereto as provided in Section 10.7 and such assignment shall be effectuated in accordance with Section 10.7, (c) upon compliance with the provisions for assignment provided in Section 10.7 and the payment of amounts referred to in clause (a), the replacement lender shall constitute a “Lender” hereunder and the Lender being so replaced shall no longer constitute a “Lender” hereunder, and (d) any such replacement shall be effected within ninety (90) days after the Borrowers became aware of circumstances giving rise to such right of replacement.
     Section 2.24 Bank Charges; Advances of Revolving Credit Loans to Satisfy Lender Indebtedness. The Borrowers shall pay to the Agents, on demand, any and all fees, costs or expenses which either Agent pays to a bank or other similar institution (including any fees paid by an Agent to any Participant) arising out of or in connection with (i) the forwarding to a Borrower or any other Person on behalf of a Borrower by an Agent of proceeds of Loans made to a Borrower pursuant to this Agreement and (ii) the depositing for collection by an Agent of any check or other payment item received or delivered to an Agent on account of the Lender Indebtedness (collectively, “Bank Charges”). Each of the Borrowers and each Lender hereby agrees with the Administrative Agent, the Canadian Administrative Agent and each other Lender that, on each date on which Bank Charges are due hereunder or on which any other payment of interest, fees, principal or other amounts are due and owing hereunder or under any of the other Financing Documents, the Administrative Agent or the Canadian Administrative Agent may, in its sole discretion, but without any obligation to do so and subject to all other terms of this Agreement (other than any request for delivery of a Borrowing Request hereunder), cause a Borrowing of

(a) US Swingline Loans to the extent of the remaining US Swingline Availability, and thereafter such Borrowings shall be US Revolving Credit Loans which shall be ABR Loans, or (b) Dollar Denominated Canadian Swingline Loans to the extent of the remaining Canadian Swingline Availability, and thereafter such Borrowings shall be Dollar Denominated Canadian Revolving Credit Loans which shall be ABR Loans, each to be made on such date in an amount sufficient to satisfy in full all such Bank Charges and payments of interest, fees or other amounts which are then due hereunder (including principal, interest, and other amounts owing in respect of Agent Advances), and the Administrative Agent or the Canadian Administrative Agent may disburse the proceeds of such Borrowing to each other Agent and Lender to satisfy all such obligations and liabilities which are then due. The Administrative Agent or the Canadian Administrative Agent, as applicable, shall notify the Borrower Agent promptly after any Borrowing is made in accordance with this Section 2.24; provided that any failure by the Administrative Agent or the Canadian Administrative Agent to provide any such notice shall not relieve the applicable Borrowers from their obligation to repay any such Borrowing in accordance with this Agreement.
     Section 2.25 Joint and Several Liability of US Borrowers and of Canadian Borrower; Rights of Contribution among US Borrowers.
     (a) Each US Borrower states and acknowledges that: (i) pursuant to this Agreement, the US Borrowers desire to utilize their borrowing potential on a consolidated basis to the same extent possible as if they were merged into a single corporate entity; (ii) each US Borrower has determined that it will benefit specifically and materially from the advances of credit contemplated by this Agreement; (iii) it is both a condition precedent to the obligations of the Agents, the Collateral Agents, the Lenders, and the Issuing Banks hereunder and a desire of each US Borrower that each US Borrower execute and deliver this Agreement; and (iv) each US Borrower has requested and bargained for the structure and terms of and security for the advances contemplated by this Agreement.
     (b) Each US Borrower hereby irrevocably and unconditionally: (i) agrees that it is jointly and severally liable to the Administrative Agent, the Collateral Agents, the Lenders, and each Issuing Bank for the full and prompt payment and performance of the obligations of each US Borrower under this Agreement and each other Financing Document that may specify that a particular US Borrower is responsible for a given payment or performance and all other US Lender Indebtedness; (ii) agrees to fully and promptly perform all of its obligations hereunder with respect to each advance of credit hereunder as if such advance had been made directly to it; and (iii) agrees as a primary obligation to indemnify each Agent, each Collateral Agent, each Lender, and each Issuing Bank, on demand, for and against any loss incurred by any Agent, any Collateral Agent, any Issuing Bank, or any Lender as a result of any of the obligations of any US Borrower (the “subject US Borrower”) being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to the subject US Borrower or any Person, the amount of such loss being the amount which the Agents (or any of them), Collateral Agents (or any of them), any Issuing Bank, or the Lenders (or any of them) would otherwise have been entitled to recover from the subject Borrower.
     (c) It is the intent of each US Borrower that the indebtedness, obligations and liabilities hereunder of no one of them be subject to challenge on any basis related to any federal or state law dealing with fraudulent conveyances or any other law related to transfers for less than fair or reasonably equivalent value. Accordingly, as of the date hereof, the liability of each US Borrower under this Section 2.25, together with all of its other liabilities to all Persons as of the date hereof and as of any other date on which a transfer is deemed to occur by virtue of this Agreement, calculated in amount sufficient to pay its probable net liabilities on its existing indebtedness as the same become absolute and matured (“Dated Liabilities”) is and is to be, less than the amount of the aggregate of a fair valuation of its property as of such corresponding date (“Dated Assets”). To this end, each US Borrower under this Section 2.25 (i) grants to and recognizes in each other US Borrower ratably, rights of subrogation and contribution in the amount, if any, by which the Dated Assets of such US Borrower, but for the aggregate rights of subrogation and contribution in its favor recognized herein, would exceed the Dated Liabilities of such US Borrower, and (ii) acknowledges receipt of and recognizes its right to subrogation and contribution ratably from the other US Borrowers in the amount, if any, by which the Dated Liabilities of such US Borrower, but for the aggregate of subrogation and contribution in its favor recognized herein, would exceed the Dated Assets of such US Borrower under this Section 2.25. In recognizing the value of the Dated Assets and the Dated Liabilities, it is understood that each US Borrower will recognize, to at least the same extent of their aggregate recognition of liabilities hereunder, their rights to subrogation and contribution hereunder. It is a material objective of this Section 2.25 that each US Borrower recognizes rights to subrogation and contribution rather than be deemed to be insolvent (or in contemplation thereof) by reason of an arbitrary interpretation of its joint and several obligations hereunder.
     (d) The Canadian Borrower states and acknowledges that: (i) pursuant to this Agreement, the Canadian Borrower desires to utilize the Canadian Credit Parties’ borrowing potential on a consolidated basis to the same extent possible as if they were merged into a single corporate entity; (ii) the Canadian Borrower has determined that the Canadian Credit Parties will benefit specifically and materially from the advances of credit contemplated by this Agreement; (iii) it is both a condition precedent to the obligations of the Agents, the Collateral Agents, the Lenders, and the Issuing Banks hereunder and a desire of the Canadian Credit Parties that the Canadian Borrower execute and deliver this Agreement; and (iv) the Canadian Borrower and the other Canadian Credit Parties have requested and bargained for the structure and terms of and security for the advances contemplated by this Agreement.
     (e) Each of the Canadian Borrower and the other Canadian Credit Parties hereby irrevocably and unconditionally: (i) agrees that it is jointly and severally liable to the Canadian Administrative Agent, the Collateral Agents, the Lenders, and each Issuing Bank for the full and prompt payment and performance of the obligations of Canadian Credit Parties under this Agreement and each other Financing Document that may specify that a particular Canadian Credit Party is responsible for a given payment or performance, and all other Canadian Lender Indebtedness; (ii) agrees to fully and promptly perform all of its obligations hereunder with respect to each advance of credit hereunder as if such advance has been made directly to it; and (iii) agrees as a primary obligation to indemnify each Agent, each Collateral Agent, each Lender, and each Issuing Bank, on demand, for and against any loss incurred by any Agent,, any Collateral Agent, any Issuing Bank, or any Lender as a result of any of the obligations of any Canadian Credit Party (the “subject Canadian Credit Party”) being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever whether or not known to the subject Canadian Credit Party or any Person, the amount of such loss being the amount which the Agents (or any of them),, Collateral Agents (or any of them), any Issuing Bank, or the Lenders (or any of them) would otherwise have been entitled to recover from the subject Canadian Credit Party.
     (f) The foregoing provisions are in addition to and not limitation of the terms of any Guarantees executed by any Credit Party.
     Section 2.26 Participations in US Swingline Loans. The US Swingline Lender may by written notice given to the Administrative Agent (such notice to be given not less frequently than weekly if US Swingline Loans are outstanding) not later than 10:00 a.m. (Eastern Time), on any Business Day require the US Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of the US Swingline Loans outstanding. Such notice to the Administrative Agent shall specify the aggregate amount of US Swingline Loans in which the US Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each US Revolving Lender, specifying in such notice such US Revolving Lender’s Revolving Credit Percentage of such US Swingline Loans. Each US Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this paragraph, to pay to the Administrative Agent, for account of the US Swingline Lender, such US Revolving Lender’s US Revolving Credit Percentage of such US Swingline Loans. Each US Revolving Lender acknowledges and agrees that its obligation to acquire participations in US Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate US Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each US Revolving Lender shall comply with its obligation under this Section 2.26 by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such US Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the US Revolving Lenders), and the Administrative Agent shall promptly pay to the US Swingline Lender the amounts so received by it from the US Revolving Lenders. The Administrative Agent shall notify the Borrower Agent of any participations in any US Swingline Loan acquired pursuant to this Section 2.26, and thereafter payments in respect of such US Swingline Loan shall be made to the Administrative Agent and not to the US Swingline Lender. Any amounts received by the US Swingline Lender from the US Borrowers (or any other party on behalf of the US Borrowers) in respect of a US Swingline Loan after receipt by the US Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent and, thereafter, shall be promptly remitted by the Administrative Agent to the US Revolving Lenders that shall have made their payments pursuant to this paragraph and to the US Swingline Lender, as their interests may appear. The purchase of participations in a US Swingline Loan pursuant to this Section 2.26 shall not relieve the US Borrowers of any default in the payment thereof.
Section 2.27 Participations in Canadian Swingline Loans. The Canadian Swingline Lender may by written notice given to the Canadian Administrative Agent (such notice to be given not less frequently than weekly if Canadian Swingline Loans are outstanding) not later than 10:00 a.m. (Toronto Time), on any Business Day require the Canadian Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of the Canadian Swingline Loans outstanding. Such notice to the Canadian Administrative Agent shall specify the aggregate amount of Canadian Swingline Loans in which the Canadian Revolving Lenders will participate. Promptly upon receipt of such notice, the Canadian Administrative Agent will give notice thereof to each Canadian Revolving Lender, specifying in such notice such Canadian Revolving Lender’s Revolving Credit Percentage of such Canadian Swingline Loans. Each Canadian Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this paragraph, to pay to the Canadian Administrative Agent, for account of the Canadian Swingline Lender, such Canadian Revolving Lender’s Canadian Revolving Credit Percentage of such Canadian Swingline Loans. Each Canadian Revolving Lender acknowledges and agrees that its obligation to acquire participations in Canadian Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate Canadian Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Canadian Revolving Lender shall comply with its obligation under this Section 2.27 by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such Canadian Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the Canadian Revolving Lenders), and the Canadian Administrative Agent shall promptly pay to the Canadian Swingline Lender the amounts so received by it from the Canadian Revolving Lenders. The Canadian Administrative Agent shall notify the Borrower Agent of any participations in any Canadian Swingline Loan acquired pursuant to this Section 2.27, and thereafter payments in respect of such Canadian Swingline Loan shall be made to the Canadian Administrative Agent and not to the Canadian Swingline Lender. Any amounts received by the Canadian Swingline Lender from the Canadian Borrower (or any other party on behalf of the Canadian Borrower) in respect of a Canadian Swingline Loan after receipt by the Canadian Swingline

Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Canadian Administrative Agent and, thereafter, shall be promptly remitted by the Canadian Administrative Agent to the Canadian Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Canadian Swingline Lender, as their interests may appear. The purchase of participations in a Canadian Swingline Loan pursuant to this Section 2.27 shall not relieve the Canadian Borrower of any default in the payment thereof.
     Section 2.28 Agent Advances; Participations.
     (a) Subject to the limitations set forth below, the Administrative Agent and the Canadian Administrative Agent are authorized by the Borrowers and the Revolving Lenders, from time to time in the sole discretion of the Administrative Agent or the Canadian Administrative Agent, as applicable (A) during the continuance of a Default, or (B) at any time that any of the other conditions precedent set forth in Article 3 have not been satisfied, to make ABR Loans to the US Borrowers or Canadian Prime Loans to the Canadian Borrower on behalf of the applicable Revolving Lenders in an aggregate amount outstanding at any time not to exceed the lesser of (i) three percent (3%) of the US Borrowing Base or the Canadian Borrowing Base, as applicable, or (ii) $20,000,000 in the aggregate, which the Administrative Agent or the Canadian Administrative Agent, as applicable, in its reasonable judgment, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, (2) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Lender Indebtedness, or (3) to pay any other amount chargeable to the Borrowers pursuant to the terms of this Agreement, including costs, fees and expenses as described in Section 10.4 (any of such advances are herein referred to as “Agent Advances”); provided, that (x) Agent Advances will not at any time cause the Aggregate Canadian Revolving Credit Exposure to exceed the Canadian Revolving Credit Commitments or the Aggregate US Revolving Credit Exposure to exceed the US Revolving Credit Commitments; (y) notwithstanding any other provision of this Agreement, the Required Lenders may at any time revoke this authorization to make Agent Advances, and (z) no Agent Advance shall remain outstanding for more than sixty (60) days from the date of advance. Any such revocation must be in writing and shall become effective prospectively upon receipt thereof by the Administrative Agent or the Canadian Administrative Agent, as applicable. Any Agent Advances shall be secured by the Liens in and to the Collateral granted to the Administrative Agent or the Canadian Administrative Agent, as applicable, and shall constitute Lender Indebtedness hereunder.
     (b) The Administrative Agent may by written notice given to the US Revolving Lenders not later than noon (Eastern Time) on any Business Day require the US Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of US Agent Advances then outstanding. Such notice shall specify the aggregate amount of US Agent Advances in which the US Revolving Lenders will participate and each US Revolving Lender’s Revolving Credit Percentage of such US Agent Advances. Each US Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this Section 2.28(b), to pay to the Administrative Agent such US Revolving Lender’s US Revolving Credit Percentage of such US Agent Advances. Each US Revolving Lender acknowledges and agrees that its obligation to acquire participations in US Agent Advances pursuant to this Section 2.28(b) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate US Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each US Revolving Lender shall comply with its obligation under this Section 2.28(b) by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such US Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the US Revolving Lenders). Any amounts received by the Administrative Agent from any US Borrower (or other party on behalf of any US Borrower) in respect of US Agent Advances after receipt by the Administrative Agent of the proceeds of a sale of participations therein shall be promptly remitted to the US Revolving Lenders that shall have made their payments pursuant to this Section 2.28(b), as their interests may appear. The purchase of participations in a US Agent Advance pursuant to this Section 2.28(b) shall not relieve the US Borrowers of any default in the payment thereof.
     (c) The Canadian Administrative Agent may by written notice given to the Canadian Revolving Lenders not later than noon (Toronto Time) on any Business Day require the Canadian Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of Canadian Agent Advances then outstanding. Such notice shall specify the aggregate amount of Canadian Agent Advances in which the Canadian Revolving Lenders will participate and each Canadian Revolving Lender’s Revolving Credit Percentage of such Canadian Agent Advances. Each Canadian Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this Section 2.28(c), to pay to the Canadian Administrative Agent such Canadian Revolving Lender’s Canadian Revolving Credit Percentage of such Canadian Agent Advances. Each Canadian Revolving Lender acknowledges and agrees that its obligation to acquire participations in Canadian Agent Advances pursuant to this Section 2.28(c) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate Canadian Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Canadian Revolving Lender shall comply with its obligation under this Section 2.28(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such Canadian Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the Canadian Revolving Lenders). Any amounts received by the Canadian Administrative Agent from the Canadian Borrower (or other party on behalf of the Canadian Borrower) in respect of Canadian Agent Advances after receipt by the Canadian Administrative Agent of the proceeds of a sale of participations therein shall be promptly remitted to the Canadian Revolving Lenders that shall have made their payments pursuant to this Section 2.28(c), as their interests may appear. The purchase of participations in a Canadian Agent Advance pursuant to this Section 2.28(c) shall not relieve the Canadian Borrower of any default in the payment thereof.
     Section 2.29 New Appraisals. Subject to the rights of the Administrative Agent to conduct appraisals as set forth in Section 6.10(n), the Borrower Agent, on behalf of Borrowers, may request, not more frequently than twice in any Fiscal Year, that the Administrative Agent obtain a new appraisal of the inventory of the Borrowers and Canadian Borrowing Base Parties to determine whether it is appropriate to adjust the appraised net recovery values used to calculate the Canadian Borrowing Base and the US Borrowing Base. Any such appraisals shall be at the sole cost and expense of the Borrowers. The appraiser which will perform any such appraisal will be selected by the Administrative Agent from a list of three appraisal firms (each of which shall have recognized expertise in the asset-based lending appraisal business, and will not have provided services to the Borrowers at any time during the previous two years) to be provided by the Borrower Agent, on behalf of the Borrowers to the Administrative Agent, provided that if none of the appraisal firms provided by the Borrower Agent are acceptable to the Administrative Agent, the appraiser shall be the same appraiser that conducted the appraisal of inventory most recently delivered to the Administrative Agent. After receiving a written report confirming the results of any such appraisal, the Administrative Agent shall make, within three weeks of receipt of such written report, any adjustment which the Administrative Agent, in its reasonable discretion, considers appropriate as a result of such appraisal.
     Section 2.30 Defaulting Lenders. In the event that a Lender constitutes a Defaulting Lender at any time hereunder, Administrative Agent or the Canadian Administrative Agent, as applicable, may (but shall not be required to), in its discretion, retain any payments or other funds received by Administrative Agent or the Canadian Administrative Agent, as applicable, that are to be provided to a

Defaulting Lender hereunder, and may apply such funds to such Lender’s defaulted obligations or readvance the funds to Borrowers in accordance with this Agreement. The failure of any Lender to fund a Loan, to make any payment in respect of Letter of Credit Liabilities or to otherwise perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.
ARTICLE 3
CONDITIONS TO BORROWINGS
     Section 3.1 Closing. The obligation of each Lender to make Loans and each Issuing Bank to issue Letters of Credit hereunder is subject to (x) receipt by the Administrative Agent or the Canadian Administrative Agent, as applicable, of the following items which are to be delivered, in form and substance satisfactory to each Lender, with a copy (except for the Notes) for each Lender, and (y) the satisfaction of the following conditions prior to or simultaneously with the making of the initial Loan and the issuance of such initial Letter of Credit hereunder:
     (a) Credit Agreement. Either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent and the Canadian Administrative Agent (which may include facsimile transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement.
     (b) US Revolving Credit Notes. A duly completed and executed US Revolving Credit Note for each US Revolving Lender requesting same, dated as of the Closing Date, and payable to the order of such US Revolving Lender.
     (c) Canadian Revolving Credit Notes. A duly completed and executed Canadian Revolving Credit Note (C$) and a duly completed and executed Canadian Revolving Credit Note (US$) for each Canadian Revolving Lender requesting same, dated as of the Closing Date, and payable to the order of such Canadian Revolving Lender.
     (d) Resolutions and Incumbency Certificates.
(1)	certified copies of the resolutions of the Board of Directors (or applicable governing authority) of each Credit Party dated as of the Closing Date and approving, as appropriate, the Loans, the Notes, this Agreement and the other Financing Documents, and all other documents, if any, to which each Credit Party is a party and evidencing corporate authorization with respect to such documents;

(2)	a certificate of the Secretary or an Assistant Secretary of each Credit Party dated as of the Closing Date and certifying (A) the name, title and true signature of each officer of such Person authorized to execute the Notes, this Agreement, Applications and the other Financing Documents to which it is a party, (B) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement including, but not limited to, certifications required pursuant to Section 6.10, Borrowing Requests, and Borrowing Base Reports, and (C) that attached thereto is a true and complete copy of the certificate of incorporation, certificate of organization, certificate of formation or certificate of limited partnership, as applicable, certified by the appropriate Governmental Authority of the jurisdiction of incorporation or organization of each Credit Party and the bylaws, limited partnership agreement, operating agreement or limited liability company agreement, as applicable, of each Credit Party, each as amended to date, recent good standing certificates and/or certificates of existence for each Credit Party and certificates of foreign qualification for each Credit Party in such jurisdictions as the Administrative Agent shall require; and
(3)	certain letter agreements certifying to the names and signatures of officers of the Borrower Agent, or any other Borrowers authorized to issue Borrowing Requests, issue Borrowing Base Reports, initiate wire transfers and take other actions with respect to the credit facilities contemplated hereby.
     (e) Opinions of Counsel.
(1)	An opinion of Torys LLP, US counsel to the Credit Parties dated as of the Closing Date addressed to the Agents, the Issuing Banks, the Lenders and covering such matters as the Agents, the Issuing Banks, or the Lenders may reasonably request;

(2)	An opinion of Torys LLP, Canadian counsel to the Credit Parties dated as of the Closing Date addressed to the Agents, the Issuing Banks, and the Lenders and covering such matters as the Agents, the Issuing Banks, or the Lenders may reasonably request; and

(3)	Opinions of counsel to the Canadian Credit Parties and the US Credit Parties, respectively, in each jurisdiction required to perfect the Agents’ Liens in inventory comprising part of the Collateral is located, dated as of the Closing Date, addressed to the Agents, the Issuing Banks, and the Lenders and covering such matters as the Agents, the Issuing Banks, or the Lenders may reasonably request.
     (f) Security Instruments.
(1)	duly executed copies of the Security Agreement, the Guarantees, the Securities Pledge Agreement and such other Security Instruments as may be necessary to grant, affirm, continue, preserve, perfect and protect the Liens of the Administrative Agent and the Canadian Administrative Agent in the Collateral in all jurisdictions designated by the Agents;

(2)	the original stock certificates listed in Schedule 3.1(f) and duly executed corresponding stock powers to perfect the Administrative Agent’s and the Canadian Administrative Agent’s Liens in the equity securities represented by such stock certificates; and

(3)	all Property in which the Administrative Agent or the Canadian Administrative Agent shall, at such time, be entitled to have a Lien pursuant to this Agreement or any other Financing Document (including, without limitation, all promissory notes which evidence any intercompany advances permitted to be made by the Credit Parties hereunder) shall have been physically delivered to the possession of the Administrative Agent or the Canadian Administrative Agent to the extent that such possession is necessary or desirable for the purpose of perfecting, or ensuring priority of, the Administrative Agent’s or the Canadian Administrative Agent’s Liens in such Collateral.
     (g) Regulatory Approval; Consents; Waivers. The Administrative Agent and the Canadian Administrative Agent shall be satisfied that all material authorizations required in connection with the Transactions contemplated hereby have been obtained and are in full force and effect (including all approvals listed in Schedule 3.1(g)), and that all consents and waivers required to consummate the Transactions have been obtained, to the extent that consummation of the Transactions would otherwise be restricted or prohibited under the terms of any material contract to which any Credit Party is a party, or by which it is bound, in each case without the imposition of any burdensome provisions.
     (h) Indebtedness. The transactions contemplated in this Agreement and the other Financing Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any material Indebtedness becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any material Indebtedness or any trustee or agent on its or their behalf to cause any material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness.
     (i) Insurance. The Administrative Agent and the Canadian Administrative Agent shall have received a certificate of insurance coverage, dated not more than thirty (30) days prior to the Closing Date, evidencing that the Credit Parties are carrying insurance in accordance with Section 6.5 hereof, along with the loss payable endorsements contemplated by Section 6.5.
     (j) Financial Statements and Projections. The Financial Statements and the other financial information and Projections of the Borrowers shall not be changed as of the Closing Date in such a way as to cause or result in a Material Adverse Effect.
     (k) Borrowing Base Report. A Borrowing Base Report prepared as of the Closing Date and setting forth the US Borrowing Base for the US Borrowers and the Canadian Borrowing Base for the Canadian Borrowing Base Parties to be in effect under this Agreement on the Closing Date and, after giving effect to the consummation of the transactions contemplated herein, and the initial Loans hereunder, Excess Availability shall not be less than $450,000,000. For these purposes, all Existing Indebtedness not permitted to remain outstanding under Section 7.2 must be repaid, all debts and obligations shall be current, and all accounts payable shall be handled in the normal course of the Borrowers’ business consistent with their past practices.
     (l) Certificates of Chief Financial Officer; Perfection Certificate. (i) A certificate of the Chief Financial Officer of the Borrower Agent dated as of the Closing Date and certifying, before and after the making of the initial Loans and the issuance of the initial Letters of Credit, that (1) each Borrower and each Credit Party is Solvent, (2) no Default then exists, or thereafter would exist, (3) each of the conditions to Closing have been satisfied, and (4) each representation and warranty of the Borrowers contained herein and in the other Financing Documents is true and correct in all material respects, (ii) a certificate of the Chief Financial Officer of the Borrower Agent certifying that the Company and each of its Subsidiaries are in compliance with the minimum funding requirements with respect to each Plan maintained by the Company and/or its Subsidiaries, or to which the Company or any of its Subsidiaries is a member, and that the Company and its Subsidiaries are in compliance in all respect with Section 7.9 of this Agreement, and (iii) a Perfection Certificate for each of the Credit Parties dated as of the Closing Date.

     (m) Corporate Structure. Each Lender shall be satisfied in its sole judgment with the corporate, capital, legal and management structure and Tax liabilities of each Borrower and the flow of funds among the Borrowers and the other Credit Parties.
     (n) No Material Adverse Effect. The Administrative Agent, the Canadian Administrative Agent, and the Lenders shall be satisfied that since December 31, 2008, there has been no event, condition or occurrence that is not disclosed to the Lenders in this Agreement and that has had or could reasonably be expected to have a Material Adverse Effect.
     (o) Fees and Expenses. Payment and/or reimbursement of (1) the Administrative Agent’s, the Canadian Administrative Agent’s, and Banc of America Securities LLC’s respective counsel’s reasonable fees and expenses (limited to one US outside counsel and one Canadian counsel (and its local counsel in provinces where Collateral may be located)) incurred through the Closing Date, to the extent invoiced, and (2) any fees or expenses required to be paid pursuant to the Fee Letter or this Agreement.
     (p) Documentation. (i) Each Financing Document and all other documents required hereunder and (ii) all other documents, instruments and agreements as may be required by the Administrative Agent or the Canadian Administrative Agent, acting reasonably, shall have been duly authorized, executed and delivered by each of the parties thereto, all in form and substance satisfactory to the Administrative Agent, acting reasonably, and all of the Security Instruments shall have been registered in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to preserve the priority of the Liens intended to be created thereby, and duplicate copies of such Security Instruments bearing or accompanied by appropriate endorsements or certificates of registration shall have been delivered to the Administrative Agent. The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, bulk sale, tax, execution and other searches with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.
     (q) Blocked Accounts; Control Agreements. Blocked Accounts and other appropriate account arrangements shall have been established for each Credit Party and in respect of each bank account maintained by a Credit Party in the United States or Canada to the extent required under Section 7.18.
     (r) Cash Management Arrangements. The Administrative Agent and the Canadian Administrative Agent shall be satisfied in their sole discretion with all material aspects of the Borrowers’ actual and agreed upon cash management arrangements.
     Section 3.2 Conditions Precedent to All Loans and Letters of Credit. The obligation of each Lender to make each Loan hereunder (including the initial Loan) and the obligation of each Issuing Bank to issue each Letter of Credit (including the initial Letter of Credit) is subject to fulfillment of the following conditions immediately prior to or contemporaneously with each such Loan or issuance (provided, however, that the following conditions are not conditions to each Revolving Lender participating in or reimbursing either of the Agents for such Revolving Lender’s US Revolving Credit Percentage or Canadian Revolving Credit Percentage, as applicable, of any Agent Advance made in accordance with Section 2.28 hereof or any Swingline Loan made in accordance with Sections 2.26 and 2.27 hereof):
     (a) Representations and Warranties. All representations and warranties contained herein and in the other Financing Documents executed and delivered on or after the Closing Date shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Loan (unless such representation and warranty is expressly limited to an earlier date) except such representations and warranties under Section 5.6(c) to the extent of any such effect resulting or arising from or relating to a: (i) any changes generally affecting other companies that manufacture, fabricate, place, market or sell steel or steel products; (ii) any changes in the United States or Canadian general economy or the general economy in other geographic areas in which any Credit Party operates; (iii) any changes generally effecting the U.S., Canadian or international debt or capital markets; or (iv) changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein.
     (b) No Default. There shall not exist a Default hereunder.
     (c) Maximum Available Amount. The Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure, after giving effect to such proposed Loan or Letter of Credit, shall not exceed the US Maximum Available Amount and Canadian Maximum Available Amount, respectively, then in effect.
     (d) Borrowing Requests. The Borrower Agent shall have provided Advance Notice of the requested Borrowing by completion, execution and delivery of a Borrowing Request.
ARTICLE 4
SECURITY
     Section 4.1 Security Granted by US Credit Parties. The Lender Indebtedness is and shall continue to be secured by perfected, first priority Liens (except as otherwise specified herein) in and encumbering the following property and assets of each US Credit Party, in each case whether now owned or hereafter acquired and wherever located: (a) all accounts (including, without limitation, inter-company loans), (b) all inventory (including “rolls inventory”) and other goods held for sale or lease, (c) all chattel paper, documents of title (but excluding documents of title in respect of assets which do not constitute inventory) and instruments, (d) all general intangibles (including, without limitation, intellectual property rights), (e) all bank accounts (including, without limitation, collateral proceeds accounts and investment accounts), (f) all books and records, and (g) all capital stock in its Subsidiaries (other than the Non-Pledged Subsidiaries). In furtherance of the foregoing, the US Borrowers shall execute and deliver, and shall cause each of the other US Credit Parties to execute and deliver, the US Guaranty, the US Security Agreement and the US Securities Pledge Agreement and shall hereafter execute and deliver (and cause each other US Credit Party and any other appropriate Person to execute and deliver) to the Administrative Agent, promptly upon request by the Administrative Agent, such Security Instruments and other documents, instruments, agreements and certificates, as the Administrative Agent, acting reasonably, shall determine to be necessary or appropriate to create, evidence, perfect, ensure the priority of and protect the Liens contemplated by this Section 4.1.
     Section 4.2 Security Granted by Canadian Credit Parties. The Lender Indebtedness is and shall continue to be secured by perfected, first priority Liens (except as otherwise specified herein) in and encumbering the following property and assets of each Canadian Credit Party, in each case whether now owned or hereafter acquired and wherever located: (a) all accounts receivable (including, without limitation, inter-company loans), (b) all inventory (including “rolls inventory”) and other goods, (c) all chattel paper, documents of title (but excluding documents of title in respect of assets which do not constitute inventory) and instruments, (d) all intangibles (including, without limitation, intellectual property rights), (e) all bank accounts (including, without limitation, collateral proceeds accounts and investment accounts), (f) all books and records, and (g) all capital stock in its Subsidiaries (other than the Non-Pledged Subsidiaries). In furtherance of the foregoing, the Canadian Borrower shall execute and deliver (and shall cause each of the other Canadian Credit Parties to execute and deliver) the Canadian Guarantee, the Canadian Security Agreement and the Canadian Securities Pledge Agreement and shall hereafter execute and deliver (cause each other Canadian Credit Party and any other appropriate Person to execute and deliver) to the Canadian Administrative Agent, promptly upon request by the Canadian Administrative Agent, such Security Instruments and other documents, instruments, agreements and certificates, as the Canadian Administrative Agent, acting reasonably, shall determine to be necessary or appropriate to create, evidence, perfect, ensure the priority of and protect the Liens contemplated by this Section 4.2.
     Section 4.3 Establishment of US Lockboxes. On or prior to the date hereof, the US Borrowers have established one or more US Lockboxes to be operated by the US Lockbox Banks and have entered into a Lockbox Agreement with respect to each US Lockbox with the Administrative Agent and each applicable US Lockbox Bank. At all times from and after the date hereof, each US Credit Party shall direct all account debtors with respect to such US Credit Party’s accounts and all other Persons obligated to make payments of any type to any US Credit Party to direct such payments to the US Lockboxes. All invoices issued by any US Credit Party after the date hereof shall contain a notation requiring the accounts evidenced by such invoice to be paid to a US Lockbox. Subject to Section 4.5, the US Lockbox Banks, for the benefit of the US Borrowers, shall have sole and exclusive access to the US Lockboxes. All monies, checks and other drafts received in the US Lockboxes shall be endorsed in accordance with the applicable Lockbox Agreements and deposited by the US Lockbox Banks each Business Day in the US Blocked Account.
     Section 4.4 Establishment of Canadian Lockboxes. On or prior to the date hereof, the Canadian Credit Parties have established one or more Canadian Lockboxes to be operated by the Canadian Lockbox Banks and have entered into a Lockbox Agreement with respect to each Canadian Lockbox with the Canadian Administrative Agent and each applicable Canadian Lockbox Bank. At all times during a Canadian Lockbox Direction Period, each Canadian Credit Party shall direct all account debtors with respect to such Canadian Credit Party’s accounts and all other Persons obligated to make payments of any type to any Canadian Credit Party to direct such payments to the Canadian Lockbox. All invoices issued by any Canadian Credit Party during a Canadian Lockbox Direction Period shall contain a notation requiring the accounts evidenced by such invoice to be paid to the Canadian Lockbox. Subject to Section 4.6, the Canadian Lockbox Bank, for the benefit of the Canadian Credit Parties, shall have sole and exclusive access to the Canadian Lockbox. All monies, checks and other drafts received in the Canadian Lockbox shall be endorsed in accordance with the Lockbox Agreement and deposited by Canadian Lockbox Bank each Business Day in the Canadian Blocked Account.
     Section 4.5 Establishment of US Blocked Account; Dominion and Control; Operation of US Blocked Account.
     (a) So long as this Agreement is in effect, the US Borrowers acknowledge and agree that all funds received by any US Credit Party from any source have been and shall continue to be deposited in a US Blocked Account not later than one Business Day following the date of receipt. Such deposit shall be made in the exact form received subject only to any necessary endorsements. The US Borrowers hereby acknowledge and agree (i) that each US Credit Party has granted a Lien on and pledged to Administrative Agent, as additional collateral security for the US Lender Indebtedness, each US Blocked Account and all funds on deposit therein and “control” has been established (or will be established as set forth in Section 4.3 hereof) with respect to such US Blocked Account as defined in Section 9-104 of the UCC, and (ii) no US Credit Party may unilaterally terminate a US Blocked Account.
     (b) Except as otherwise provided in this Agreement, the US Borrowers shall have exclusive power and authority to withdraw funds from time to time on deposit in the US Blocked Accounts and to otherwise exercise dominion and control over the US Blocked Accounts and the funds on deposit therein. Upon the occurrence of a Block Event, then immediately upon written notice from the Administrative Agent (i) all power and authority of withdrawal of funds from the US Blocked Accounts of the US Borrowers or any other Credit Party shall cease and (ii) the US Blocked Accounts and all funds on deposit therein shall be subject to the absolute dominion and control of the Administrative Agent. Upon five (5) Business Days written notice by the Borrower Agent, dominion and control of the US Blocked Accounts and the power of withdrawal of funds on deposit therein shall revert to the US Borrowers if, at the time of such written notice, (i) Excess Availability is greater than the Dominion Excess Availability Requirement on such Business Day, and has been greater than the Dominion Excess Availability Requirement for a period of at least ninety (90) consecutive days ending on such Business Day, (ii) the Borrower Agent deliver projections satisfactory to the Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least equal to the Dominion Excess Availability Requirement for the three (3) consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.
     (c) Each of the US Borrowers and the Administrative Agent agree that each US Blocked Account is a “deposit account” within the meaning of Section 9-102(a)(29) of the UCC. The parties hereby further agree that, notwithstanding anything to the contrary contained herein, each US Blocked Account shall be subject to “control” sufficient to enable the Administrative Agent to have a perfected, first priority Lien in such US Blocked Account, as and to the extent required by the UCC.
     (d) At all times the US Borrowers shall ensure that each US Blocked Account are operated in such a manner as to permit the Administrative Agent or any other Person from time to time to identify which deposits thereto and amounts on deposit therein are attributable to the applicable US Borrower for its account and shall provide evidence of such attribution to the Administrative Agent promptly upon request.
     Section 4.6 Establishment of Canadian Blocked Account; Dominion and Control.
     (a) So long as this Agreement is in effect, the Canadian Credit Parties acknowledge and agree that all funds received by any Canadian Credit Party from any source (including without limitation items of payment and other amounts deposited in a Canadian Lockbox) have been and shall continue to be deposited in a Canadian Blocked Account not later than one (1) Business Day following the date of receipt. The Canadian Credit Parties hereby acknowledge and agree that (i) each Canadian Credit Party has granted a Lien on and pledged to the Canadian Administrative Agent as additional collateral security for the Canadian Lender Indebtedness, the Canadian Blocked Account and all funds on deposit therein, and (ii) no Canadian Credit Party may unilaterally terminate a Canadian Blocked Account.
     (b) Except as otherwise provided in this Agreement, the Canadian Credit Parties shall have exclusive power and authority to withdraw funds from time to time on deposit in the Canadian Blocked Accounts and to otherwise exercise dominion and control over the Canadian Blocked Accounts and the funds on deposit therein. Upon the occurrence of a Block Event, then (i) all power and authority of withdrawal of funds from the Canadian Blocked Accounts of the Canadian Credit Parties shall cease and (ii) the Canadian Blocked Accounts and all funds on deposit therein shall be subject to the absolute dominion and control of the Canadian Administrative Agent. Upon five (5) Business Days written notice by the Borrower Agent, dominion and control of the Canadian Blocked Accounts and the power of withdrawal of funds on deposit therein shall revert to the Canadian Credit Parties if, at the time of such written notice, (i) Excess Availability is greater than the Dominion Excess Availability Requirement on such Business Day, and has been greater than the Dominion Excess Availability Requirement for a period of at least ninety (90) consecutive days ending on such

Business Day, (ii) the Borrower Agent delivers projections satisfactory to the Canadian Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least equal to the Dominion Excess Availability Requirement for the three (3) consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
     In order to induce the Agents, the Collateral Agents, and the Lenders to enter into this Agreement, each Borrower and each Canadian Credit Party hereby represents and warrants to each Agent, each Collateral Agent, and each Lender that each statement set forth in this Article 5 is true and correct on the date hereof (other than representations and warranties that, by their terms, refer to a specific date, in which case as of such specific date) and will be true and correct on the date each Borrowing and each Letter of Credit is requested hereunder and on the date each Borrowing is disbursed and each Letter of Credit is issued hereunder. Each such representation and warranty shall survive the execution and delivery of this Agreement and any Borrowing or issuance of any Letter of Credit hereunder and shall not be qualified or limited by any investigation undertaken by any Agent, any Collateral Agent, or any Lender or any actual or constructive knowledge any Agent, any Collateral Agent, or any Lender may have or be charged with indicating that any such representation or warranty is inaccurate or incomplete in any respect.
     Section 5.1 Corporate Existence. Each Credit Party is duly organized, validly existing and in good standing under the laws of the jurisdictions in which it is organized and is duly licensed or qualified to transact business and in good standing in all jurisdictions wherein the Property owned or the business transacted by it makes such qualification necessary, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect.
     Section 5.2 Corporate Power and Authorization. Each Borrower is authorized and empowered to create and issue the Notes; each Credit Party is duly authorized and empowered to execute, deliver and perform the Financing Documents, including this Agreement, to which it is a party; and all corporate, partnership or other action on any Credit Party’s part requisite for the due creation and issuance of the Notes and for the due execution, delivery and performance of the Financing Documents, including this Agreement, to which the Credit Parties (or any of them) are parties has been duly and effectively taken.
     Section 5.3 Binding Obligations. This Agreement does, and the Notes and other Financing Documents to which any Credit Party is a party will, when issued and delivered under this Agreement, constitute legal, valid and binding obligations of each Credit Party that is a party thereto, and will be enforceable against such Credit Party in accordance with their respective terms (except that enforcement may be subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the enforcement of creditors’ rights and subject to the availability of equitable remedies).
     Section 5.4 No Legal Bar or Resultant Lien.The execution, delivery and performance of the Notes and the other Financing Documents, including this Agreement, to which the Credit Parties (or any of them) are parties do not violate or create a default under (a) any provisions of the Articles or certificate of incorporation, bylaws, partnership agreement or other organizational documents of any Credit Party, or (b) any material contract, agreement, instrument or Governmental Requirement to which any Credit Party is subject (including, without limitation, the 2008 Term Loan Documents), or result in the creation or imposition of any Lien upon any Properties of any Credit Party.

     Section 5.5 No Consent. Each Credit Party’s execution, delivery and performance of the Notes and the other Financing Documents, including this Agreement, to which such Credit Party (or any of them) is a party, and the consummation of the Transactions contemplated herein do not require notice to or filing or registration with, or the authorization, consent or approval of or other action by any other Person, including, but not limited to, any Governmental Authority.
     Section 5.6 Financial Information.
     (a) Financial Statements. The Financial Statements and the Current Information were prepared in accordance with GAAP or IFRS (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of footnotes) and fairly present in all material respects the consolidated and consolidating financial condition and results of operations of the Company and its Subsidiaries as of the dates and for the periods reflected therein.
     (b) Projections. The Projections set forth the Company’s good faith estimate as of the date hereof of the Company’s and its Subsidiaries’ consolidated and consolidating financial condition and results of operations as of the dates and for the periods covered thereby. The Projections were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed by management of the Company to be reasonable at the time made and which the Company continues to believe are reasonable on the date hereof.
     (c) No Material Adverse Effect. Since December 31, 2008, there has been no event, condition or occurrence that has had or could reasonably be expected to have a Material Adverse Effect.
     Section 5.7 Litigation. Except as set forth in Schedule 5.7, there is no action, suit, claim, grievance or proceeding, or any governmental investigation or any arbitration proceeding, in each case pending (including any unsatisfied settlement, judgment decree or order) or, to the knowledge of any Borrower, threatened against any Credit Party or any Property of any Credit Party before any court or arbitrator or any Governmental Authority, or pursuant to any collective bargaining agreement, which (a) challenges the validity of this Agreement, any Note, any Application, any Security Instrument or any of the other Financing Documents or (b) could reasonably be expected to have a Material Adverse Effect.
     Section 5.8 Use of Proceeds; Distribution of Proceeds. The Canadian Borrower will use the proceeds of the Canadian Loans only to refinance certain existing indebtedness of the Canadian Credit Parties, to support working capital requirements of the Canadian Borrower (and other Canadian Credit Parties) and for other lawful purposes not prohibited hereunder. Each US Borrower will use all proceeds of all US Revolving Loans to support its own working capital requirements, and for other lawful purposes of such US Borrower not prohibited hereunder. The Letters of Credit will be used only for the purposes provided in Section 2.3.
     Section 5.9 US Employee Benefits.
     (a) Except as could not reasonably be expected to have a Material Adverse Effect, (i) each US Credit Party and each ERISA Affiliate has complied with all applicable laws regarding each Plan and (ii) each Plan is, and has been, maintained and administered in compliance with its terms, applicable collective bargaining agreements, and all applicable laws. No act, omission or transaction has occurred which could result in an imposition on any US Credit Party or any ERISA Affiliate (whether directly or indirectly) of (A) either a civil penalty assessed pursuant to Subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code or (B) breach of fiduciary duty liability damages under Section 409 of ERISA which, in any case, could reasonably be expected to have a Material Adverse Effect.

     (b) There exists no outstanding material liability of any US Credit Party or any ERISA Affiliate with respect to any Plan that has been terminated. No material liability to the PBGC (other than for the payment of current premiums which are not past due) by any US Credit Party or any ERISA Affiliate has been or is expected by any US Credit Party or any ERISA Affiliate to be incurred with respect to any Plan. No ERISA Event with respect to any Plan has occurred or could reasonably be expected to occur.
     (c) Except as set forth on Schedule 5.9, full payment when due has been made of all amounts which any US Credit Party or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan (excluding any non-payment involving an amount that is not material), and no Plan has failed to satisfy the minimum funding standard applicable to the Plan for a plan year (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan.
     (d) No Lien as described in Section 412(n) of the Code exists with respect to any Plan and there has been no failure to make a required contribution to any Plan which would result in the imposition of a Lien as described in Section 430(k) of the Code to exist.
     (e) On the Closing Date, neither any US Credit Party nor any ERISA Affiliate sponsors, maintains or contributes to any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) nor has incurred or expects to incur any material liability under Sections 4201 or 4243 of ERISA with respect to any multiemployer plan.
     (f) Neither any US Credit Party nor any ERISA Affiliate is required to provide security to a Plan pursuant to Section 412(c)(4) or Section 436(f).
     Section 5.10 Canadian Employee Benefits.
     (a) Except as could not reasonably be expected to have a Material Adverse Effect, (i) each Canadian Credit Party has complied in all material respects with all applicable laws regarding each Plan (including, where applicable, the Income Tax Act (Canada)) (ii) and each Plan is, and has been, maintained and administered in compliance with its terms, applicable collective bargaining agreements, and all applicable laws (including, where applicable, the Income Tax Act (Canada)).
     (b) There exists no material outstanding liability of any Canadian Credit Party with respect to any Plan that has been terminated.
     (c) Full payment when due has been made of all amounts which any Canadian Credit Party is required under the terms of each Plan or applicable law to have paid as contributions to such Plan (excluding any nonpayment involving an amount that is not material), and except with respect to the Plans set out on Schedule 5.10, no funding deficiency, whether or not waived, resulting from the action or inaction of any Canadian Credit Party exists with respect to any Plan which is a registered pension plan.
     (d) Each Plan relating to a Canadian Credit Party is funded, on a going concern basis and a solvency basis, in accordance with its terms, all regulatory and administrative requirements and applicable law, except to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect. Any assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction, have been paid when due.

     Section 5.11 Taxes; Governmental Charges. Each Credit Party has filed all material tax returns and reports required by law to be filed and has paid all material taxes, assessments, fees and other governmental charges levied upon any of them or upon any of their respective Properties or income which are due and payable, including interest and penalties, except to the extent being diligently contested in good faith by appropriate proceedings and with respect to which such Credit Party has provided adequate reserves for the payment thereof if required in accordance with GAAP or IFRS.
     Section 5.12 Titles, etc. The Properties of each Credit Party are free and clear of all Liens except Permitted Liens.
     Section 5.13 Defaults. On the Closing Date, no Credit Party is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any material loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Credit Party, or under any material agreement or instrument to which any Credit Party is a party or by which any Credit Party is bound. No Default hereunder has occurred and is continuing.
     Section 5.14 Casualties; Taking of Properties. Neither the business nor the Properties of any Credit Party has been affected in a manner that has or could reasonably be expected to have a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labor disturbance, embargo, requisition or taking of Property or cancellation of contracts, permits or concessions by any domestic or foreign government or any agency thereof, riot, activities of armed forces or acts of God or of any public enemy.
     Section 5.15 Compliance with the Law. Except as set forth in Schedule 5.15, no Credit Party:
     (a) is in violation of any Governmental Requirement; or
     (b) has failed to obtain any license, permit, right-of-way, franchise or other right or governmental authorization necessary to the ownership of any of their respective Properties or the conduct of their respective business;
which violation or failure could, individually or in the aggregate, reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.
     Section 5.16 No Material Misstatements. This Agreement (including the Schedules hereto) does not contain any material misstatement of fact or omit to state a material fact necessary to make the statements contained herein not misleading; provided, that, except as provided in Section 5.6(b), no representation or warranty is made with respect to the Projections.
     Section 5.17 Investment Company Act. No Credit Party is an “investment company” or a company “controlled” by an “investment company,” as those terms are defined in the Investment Company Act of 1940, and no Credit Party is registered or required to be registered under the Investment Company Act of 1940. The execution and delivery by the Credit Parties of this Agreement and the other Financing Documents to which they respectively are parties and their respective performance of the obligations provided for therein, will not result in a violation of the Investment Company Act of 1940.
     Section 5.18 Margin Stock. No Credit Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying Margin Stock (within the meaning of Regulation T, U or X) and no part of the proceeds of any Loan hereunder will be used to purchase or carry any Margin Stock in violation of Regulation T, U or X.
     Section 5.19 Capital Structure. Schedule 5.19 hereto accurately reflects, as of the date hereof, (a) the jurisdiction of incorporation or organization of each Credit Party, (b) each jurisdiction in which each Credit Party is qualified to transact business as a foreign corporation, foreign partnership or foreign limited liability company, (c) the authorized, issued and outstanding Equity of each Credit Party, including the names of (and number of shares or other Equity interest held by) the record and beneficial owners of such securities (other than with respect to the Company). As of the date hereof, except as set forth in Schedule 5.19 hereto, there are no outstanding shareholder agreements, voting agreements or other agreements of any nature which in any way restrict or effect the transfer, pledge or voting of any of the Equity securities of any Credit Party or subject any of such securities to any put, call, redemption obligation or similar right or obligation of any nature.
     Section 5.20 Insurance. All policies of fire, liability, workmen’s compensation, casualty, flood, business interruption and other forms of insurance owned or held by each Credit Party are sufficient for compliance with all material requirements of law and of all material agreements to which each Credit Party is a party; are valid, outstanding and enforceable policies; provide adequate insurance coverage which is, to the knowledge of the Borrowers, in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against in the same general area by companies engaged in the same or a similar business for the assets and operations of the Credit Parties; and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. All such policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and if a notice of cancellation or termination has been received with respect to any such policy, the applicable Credit Parties are using reasonable best efforts to replace the relevant insurance and have no reason to believe that such insurance will not be replaced. Except as provided on Schedule 5.20 hereto, no Credit Party maintains any formalized self-insurance program with respect to its material assets or operations or risks with respect thereto. The certificate of insurance delivered to the Lenders pursuant to Section 3.1(i) contains an accurate and complete description of all material policies of insurance owned or held by each Credit Party on the Closing Date.
     Section 5.21 Environmental Matters.
     (a) Environmental Laws, etc. Except as disclosed in Schedule 5.21 hereto, neither any Property of any Credit Party nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or Environmental Laws, which violation could reasonably be expected to have a Material Adverse Effect or which could reasonably be expected to result in remedial obligations having a Material Adverse Effect assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.
     (b) No Litigation. Except as disclosed in Schedule 5.21 hereto, no Property of any Credit Party nor the operations currently conducted thereon are subject to any existing, pending or, to the knowledge of the Company and each Borrower, threatened action, suit, investigation, inquiry or proceeding by or before any court or Governmental Authority or to any remedial obligations under Environmental Laws, which action, suit, investigation, inquiry or proceeding could reasonably be expected to have a Material Adverse Effect.
     (c) Notices, Permits, etc. Except as disclosed in Schedule 5.21 hereto, all notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by any Credit Party in connection with the operation or use of any and all Property of the Credit Parties, including but not limited to past or present treatment, storage, disposal or release of a hazardous substance or solid waste into the environment, have been duly obtained or filed except for those notices, permits, licenses or authorizations the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such operations or use.
     (d) Hazardous Substances Carriers. Except as disclosed in Schedule 5.21 hereto, to the knowledge of the Borrowers, all hazardous substances or solid waste generated at any and all Property of any Credit Party have in the past been transported, treated and disposed of only by carriers maintaining valid permits under applicable Environmental Laws, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in material compliance with such permits.
     (e) Hazardous Substances Disposal. Except as disclosed in Schedule 5.21 hereto, each Credit Party has taken all reasonable steps necessary to determine and has determined that no hazardous substances or solid waste has been disposed of or otherwise released and there has been no threatened release of any hazardous substances on or to any Property of any Credit Party except in material compliance with Environmental Laws or where such disposal, release or threatened release could not reasonably be expected to have a Material Adverse Effect.
     (f) No Contingent Liability. Except as disclosed in Schedule 5.21, the Credit Parties have no contingent liability in connection with any release or threatened release of any hazardous substance or solid waste into the environment, other than such contingent liabilities at any one time and from time to time which could not reasonably be expected to have a Material Adverse Effect in the aggregate in excess of the insurance coverage maintained by the Credit Parties in respect of such risks.
     Section 5.22 Solvency. Each Credit Party is Solvent, both before and after giving affect to the transactions contemplated by this Agreement and the incurrence of all Lender Indebtedness in connection therewith.
     Section 5.23 Employee Matters. Except as disclosed in Schedule 5.23, there are no strikes, slowdowns, work stoppages, union organizing campaigns or representation petitions, unfair labor practices or labor disputes pending or, to the best knowledge of the Borrowers, threatened against any Credit Party, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
     Section 5.24 Real Property. Schedule 5.24 hereto accurately reflects, as of the date hereof, all Real Property in which any Credit Party holds any right, title or interest, including any leasehold interest. Schedule 5.24 further accurately reflects, in respect of each parcel of Real Property described thereon, the name of the Credit Party which is the owner and holder of record title or leasehold interest thereto, the nature of the interest of the Credit Parties therein (fee, leasehold or other), and, in the case of any leasehold interest of Real Property where any Collateral is or may be located, the monthly rent and the name of the landlord under such lease.
     Section 5.25 Perfection Certificate; Schedules to other Financing Documents. As of the date hereof, all information in each Perfection Certificate and all information set forth in all disclosure schedules to each of the other Financing Documents is true, correct and complete in all material respects.
     Section 5.26 Existing Indebtedness. Schedule 5.26 hereto contains an accurate and complete list of all Existing Indebtedness of the Credit Parties on the Closing Date (other than Indebtedness permitted under Section 7.2 owing solely among the Credit Parties) after giving effect to the repayment of any such Indebtedness to be repaid on the Closing Date, and including, with respect to each such item of Existing Indebtedness which will remain outstanding after the Closing Date: (a) the current lender or holder of such Indebtedness, (b) the principal amount of such Indebtedness on the Closing Date, (c) identifying the material loan agreements, promissory notes and other documents evidencing, governing or otherwise pertaining to such Indebtedness, and (d) a summary description of all property which stands as security for such Indebtedness.
     Section 5.27 2008 Term Loan Documents. This Agreement, the Indebtedness incurred hereunder, and each of the Liens granted under any Security Instrument or other Financing Document shall at all times be permitted under the 2008 Term Loan Documents.
     Section 5.28 Material Contracts. No Credit Party is in default under or in breach of any term or condition of any material contract, nor is any Credit Party aware of any default under or breach of any term or condition of any material contract by any other party thereto, in either case where the default could reasonably be expected to have a Material Adverse Effect.
     Section 5.29 Accounts. Other than the accounts specifically permitted by Section 7.18 hereof, none of the Borrowers maintains any account with any bank or other depository institution into which any cash or cash equivalents are deposited or cash or cash equivalents or maintained.
     Section 5.30 [Intentionally Deleted.]
     Section 5.31 Anti-Terrorism Laws.
     (a) No Borrower nor any of its Affiliates is in violation of any Anti-Terrorism Law or engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.
     (b) No Borrower nor any of its Affiliates is any of the following (each a “Blocked Person”): (1) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (2) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (3) a Person or entity with which any bank or other financial institution is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (4) a Person or entity that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224; (5) a Person or entity that is named as a “specially designated national” on the most current list published by the US Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list; (6) a Person or entity who is affiliated with a Person or entity listed above; or (7) an agency of the government of, an organization directly or indirectly controlled by, or a Person resident in, a country on any official list maintained by the Office of Foreign Assets Control of the United States Department of Treasury (or any successor thereto).
     (c) Without limiting Section 5.31(a) above, no Borrower nor any of its Affiliates (1) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, (2) has more than 10% of its assets in a Blocked Person, (3) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, or (4) derives more than 10% of its operating income from investments in or transactions with a Blocked Person.

ARTICLE 6
AFFIRMATIVE COVENANTS
     So long as any Lender has any Commitment hereunder or any Loan remains unpaid or any Revolving Credit Exposure remains outstanding, each Borrower and each Canadian Credit Party will at all times comply with the following covenants.
     Section 6.1 Maintenance and Compliance, etc. Each Borrower will and will cause each other Credit Party to (a) observe and comply in all material respects with all Governmental Requirements and with all of its material contractual obligations, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect, (b) except as permitted by Section 7.4, preserve and maintain its corporate existence, and (c) obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.
     Section 6.2 Payment of Taxes and Claims, etc. Each Borrower will pay, and cause each other Credit Party to pay, (a) all material taxes, assessments and governmental charges imposed upon it or upon its Property, and (b) all material claims (including, but not limited to, claims for labor, materials, supplies or services) which could reasonably be expected, if unpaid, to become a Lien upon its Property, unless, in each case, such Lien is a Permitted Lien or the validity or amount thereof is being contested in good faith by appropriate action or proceedings and if the Borrowers have made adequate reserves for the payment thereof if required in accordance with GAAP or IFRS.
     Section 6.3 Further Assurances. Each Borrower will and will cause each other Credit Party to promptly cure upon the reasonable request by the Administrative Agent any defects in the creation and issuance of the Notes, or in the execution and delivery of the Financing Documents. Each Borrower at its expense will, as promptly as practical, execute and deliver to the Administrative Agent or the applicable Issuing Bank, following reasonable request, all such other and further documents, agreements and instruments (or cause any of the other Credit Parties to take such action) in order to carry out to the Administrative Agent’s reasonable satisfaction the transactions contemplated by the Financing Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in the Financing Documents, or more fully to state the security obligations set out herein or in any of the Financing Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Financing Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith.
     Section 6.4 Bank Accounts. Without limitation of the provisions of Section 7.18, in order to facilitate the administration of this Agreement and the Agents’, the Collateral Agents’ and the Lenders’ rights hereunder and under the other Financing Documents (including the Liens of the Agents), the Borrowers and Canadian Credit Parties will maintain one or more of the Lenders as the Borrowers’ and Canadian Credit Parties’ principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity and other deposit accounts for the conduct of the Borrowers’ business, provided (a) such services offered by the Lenders are competitive with the corresponding services offered by other banks, and (b) the foregoing shall not restrict the Borrowers or Canadian Credit Parties from maintaining and using any bank accounts that are used by the Borrowers or Canadian Credit Parties as of the Closing Date for the same purpose after the Closing Date or from establishing and using new bank accounts with any bank at which the Borrowers or Canadian Credit Parties maintain one or more bank accounts as of the Closing Date to the extent approved by the Administrative Agent.

     Section 6.5 Insurance. Except as provided in Schedule 6.5, each Borrower will and will cause each of the other Credit Parties to maintain or cause to be maintained, with insurers believed by the Borrowers in good faith to be financially sound and reputable insurers having a rating of at least A- or better by Best Rating Guide, insurance with respect to their respective Properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance, marine insurance, and flood insurance) and amounts as the Administrative Agent may reasonably require or as may be required in accordance with any Governmental Requirement. Each Borrower will obtain endorsements to the policies naming the Administrative Agent or the Canadian Administrative Agent, as applicable, as a loss payee as their interests may appear, and containing provisions that such policies will not be canceled without thirty (30) days prior written notice having been given by the insurance company to the Administrative Agent or the Canadian Administrative Agent, as applicable.
     Section 6.6 Accounts and Records. Each Borrower will keep and will cause each of the other Credit Parties to keep proper books of record and account in accordance with GAAP or IFRS.
     Section 6.7 Right of Inspection. In addition to any other inspection or audit rights of the Administrative Agent, including, without limitation, those in Section 6.9, the Canadian Administrative Agent or any Lender hereunder, each Borrower will permit and will cause each of the other Credit Parties to permit any officer, employee or agent of the Administrative Agent, the Canadian Administrative Agent or any Lender to visit and inspect any of the Properties of the Credit Parties, examine any Credit Party’s books of record and accounts, take copies and extracts therefrom, and discuss the affairs, finances and accounts of the Credit Parties with any Credit Party’s executive officers, accountants and auditors, as often and all at such reasonable times during normal business hours and upon reasonable advance notice by the Administrative Agent or the Canadian Administrative Agent, all as may be reasonably requested by the Administrative Agent or the Required Lenders; provided, that (a) such inspection rights shall not be limited or conditioned by reasonable prior notice or reasonable times during the existence of a Default, and (b) the Administrative Agent and the Canadian Administrative Agent shall be limited to two (2) such visitations and inspections in each Fiscal Year unless a Default or an Event of Default shall have occurred and be continuing. Without limiting the foregoing, the Borrowers agree to hold a meeting (including by conference call) with all Lenders at least once a year, if requested by the Administrative Agent, to discuss the business and affairs of the Borrowers.
     Section 6.8 [Intentionally Deleted.]
     Section 6.9 Collateral Reports. During each Fiscal Year, as of a date or dates to be designated by the Administrative Agent, the Borrowers will, at the cost of the Borrowers, provide such assistance as the Administrative Agent and the Canadian Administrative Agent may reasonably request in connection with the preparation by the Administrative Agent and the Canadian Administrative Agent of up to two (2) reports (each, a “Collateral Report”) of a collateral field examiner (the cost of which shall be for the account of the Borrowers) selected by the Administrative Agent in writing (which may be the Administrative Agent or an affiliate thereof) with respect to the Eligible Accounts and Eligible Inventory components included in the US Borrowing Base and the Canadian Borrowing Base and such other matters regarding the Credit Parties or the Collateral as the Administrative Agent or the Canadian Administrative Agent shall reasonably require; provided, that (a) for so long as Excess Availability is less than or equal to 20% of the aggregate Revolving Credit Commitments, or at any time an Event of Default has occurred and is continuing, the Administrative Agent shall be entitled to receive at the cost of the Borrowers any number of Collateral Reports as the Administrative Agent determines in its discretion, (b) the Administrative Agent shall also be entitled, in its discretion, to receive, at no cost to the Borrowers, Collateral Reports in addition to those set out above, and (c) any Collateral Report provided in connection with a Permitted Acquisition shall be in addition to the Collateral Reports required to be provided pursuant to this Section 6.9.
     Section 6.10 Reporting Covenants. The Company and the Borrowers will furnish the following to each of the Lenders:
     (a) Annual Financial Statements. As soon as available and in any event within one hundred twenty (120) days after the end of each Fiscal Year, consolidated balance sheets of the Company and its Subsidiaries as at the end of such year and the related consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and accompanied by the unqualified report thereon of independent public accountants of recognized national standing, which report shall state that such consolidated financial statements present fairly in all material respects the consolidated financial condition as at the end of such Fiscal Year, and the consolidated results of operations and cash flows for such Fiscal Year, of the Company and its Subsidiaries in accordance with GAAP or IFRS, applied on a consistent basis.
     (b) Quarterly Financial Statements. As soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter of the Company, unaudited consolidated balance sheets of the Company and its Subsidiaries as at the end of such Fiscal Quarter and the related unaudited consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for such Fiscal Quarter and for the portion of the Company’s Fiscal Year ended at the end of such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding Fiscal Quarter and the corresponding portion of the Company’s previous Fiscal Year, all in reasonable detail and certified by a Responsible Officer that such financial statements present fairly in all material respects the consolidated financial condition as at the end of such Fiscal Quarter, and the consolidated results of operations and cash flows for such Fiscal Quarter and such portion of the Company’s Fiscal Year, of the Company and its Subsidiaries in accordance with GAAP or IFRS (subject to normal, year-end adjustments and the absence of footnotes).
     (c) Monthly Financial Statements. For so long as Excess Availability is less than or equal to 50% of the aggregate Revolving Credit Commitments or at any time an Event of Default has occurred and is continuing, as soon as available and in any event within thirty (30) days after the end of each calendar month, unaudited consolidated balance sheets of the Company and its Subsidiaries as at the end of such month and the related unaudited consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for such calendar month and for the portion of the Company’s Fiscal Year ended at the end of such month, setting forth in each case in comparative form the figures for the corresponding month and the corresponding portion of the Company’s previous Fiscal Year, all in reasonable detail and certified by a Responsible Officer that such financial statements present fairly in all material respects the consolidated financial condition as at the end of such calendar month, and the consolidated results of operations and cash flows for such calendar month and such portion of the Company’s Fiscal Year, of the Company and its Subsidiaries in accordance with GAAP or IFRS (subject to normal, year-end adjustments and the absence of footnotes).
     (d) Management Discussion and Analysis The Borrower Agent shall provide to the Administrative Agent, for distribution to the Lenders, a management discussion and analysis of the financial performance of the Company and its Subsidiaries on an annual and quarterly basis, at the same time as such management discussion and analysis is disclosed publicly to the shareholders of the Company.

     (e) No Default/Compliance Certificate. Together with the financial statements required pursuant to Section 6.10(a), Section 6.10(b) and Section 6.10(c) above, a certificate of the Borrower Agent, which shall be substantially in the form of Exhibit G hereto and signed by a Responsible Officer: (1) stating that a review of such financial statements during the period covered thereby and of the activities of the Company and its Subsidiaries has been made under such Responsible Officer’s supervision with a view to determining whether the Company and its Subsidiaries have fulfilled in all material respects all of their obligations under this Agreement, and the other Financing Documents; (2) stating that no Default exists and that the Company and its Subsidiaries have fulfilled in all respects their obligations under such instruments, or if there shall be a Default, specifying the nature and status thereof and the Company’s proposed response thereto; (3) demonstrating in reasonable detail compliance (including, but not limited to, showing all material calculations) as at the end of such Fiscal Year or such quarter with Section 6.12 (provided, that, such calculations shall not be required more frequently than quarterly unless a Trigger Date has occurred); (4) containing or accompanied by such financial or other details, information and material as the Administrative Agent may reasonably request to evidence such compliance; and (5) certifying that the Company and its Subsidiaries have complied with the minimum funding requirements with respect to each Plan maintained by the Company and/or its Subsidiaries, or to which the Company or any of its Subsidiaries is a member, and that the Company and its Subsidiaries have complied in all respects with Section 7.9 of this Agreement. At the same time, the Borrower Agent shall deliver both an accounts receivable aging and an accounts payables aging prepared as of the close of business on the last Business Day of the preceding calendar month in each case satisfactory to the Collateral Agents, and such other information related thereto requested by the Collateral Agents.
     (f) Title Information. Promptly after a request by the Administrative Agent, additional title information in form and substance acceptable to the Required Lenders as is reasonably requested and reasonably necessary covering the Collateral so that the Lenders shall have received, together with the title information previously received by the Lenders, satisfactory title information covering all of the Collateral.
     (g) Events or Circumstances with respect to Collateral. Promptly after the occurrence of any event or circumstance concerning or changing any of the Collateral that could reasonably be expected to have a Material Adverse Effect, notice of such event or circumstance in reasonable detail.
     (h) Borrowing Base Reports. As soon as available, and in any event on or before the 20th day of each calendar month (or the next succeeding Business Day if such day is not a Business Day): (1) a Borrowing Base Report for the US Borrowing Base and a Borrowing Base Report for the Canadian Borrowing Base, reflecting the US Borrowing Base and US Maximum Available Amount on a combined basis for all US Borrowers (and to the extent required pursuant to Section 2.2(a)(2), the US Borrowing Base for each US Borrower, and US Maximum Available Amount on a individual basis for each US Borrower), and the Canadian Borrowing Base and Canadian Maximum Available Amount as of the close of business on the last Business Day of the preceding calendar month; provided, however, at any time Excess Availability is less than or equal to 20% of the aggregate Revolving Credit Commitments, the Administrative Agent, in its discretion, may require the delivery of Borrowing Base Reports for the US Borrowing Base and Borrowing Base Reports for the Canadian Borrowing Base and other reports more frequently than monthly, in which event the US Borrowing Base and Canadian Borrowing Base (as applicable) would be adjusted immediately upon delivery (subject to the right of the Administrative Agent and the Canadian Administrative Agent to review such reports and confirm that they have been prepared in accordance with the terms of this Agreement) of such reports based on the information reflected in such reports; and (2) a certificate of the Borrower Agent signed by a Responsible Officer setting out the aggregate mark to market exposure, as at the end of the preceding month, under all Swap Agreements entered into by the Credit Parties.

     (i) Notice of Certain Events. Promptly, and in any event within five (5) days, after any Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrowers, signed by a Responsible Officer of Borrower Agent specifying: (1) any official written notice of any material violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the Properties of any Credit Party where Collateral in excess of $10,000,000 is located; (2) any event which constitutes a Default, together with a statement specifying the nature thereof and the steps being taken to cure such Default; (3) the creation, dissolution, merger or acquisition of any Credit Party; (4) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Law and which could reasonably be expected to have a Material Adverse Effect; (5) any release or threatened release of any hazardous substance or solid waste into the environment where any contingent liabilities associated with such release or threatened could reasonably be expected to exceed $25,000,000; (6) any material amendment to, termination of, or material default under any material contract or any execution of, or material amendment to, termination of, or material default under, any material collective bargaining agreement, in each case, as such materiality relates to the Credit Parties as a whole when such events are considered either individually or in the aggregate; or (7) any event or condition which may reasonably be expected to have a Material Adverse Effect.
     (j) Shareholder Communications, Filings. Promptly upon the mailing, filing, or making thereof, copies of all registration statements, periodic reports and other documents (excluding the related exhibits except to the extent expressly requested by the Administrative Agent) required to be filed by any Credit Party with the Securities and Exchange Commission (or any successor thereto) or any securities exchange or Canadian provincial securities commission; provided that, the filing of any such materials with the SEC’s electronic data gathering, analysis and retrieval (EDGAR) database, together with written notice to the Administrative Agent of such filing, shall satisfy the requirements of this covenant; including with respect to the financial statements required to be delivered pursuant to Section 6.10(a) and (b).
     (k) Litigation. Promptly after the occurrence thereof, notice of the institution of or any material adverse development in any material action, suit, claim or proceeding or any governmental investigation or any arbitration, before any arbitrator or any Governmental Authority, in which the amount involved is $20,000,000 or more, or which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.
     (l) ERISA. Promptly after (1) any Credit Party obtaining knowledge of the occurrence thereof, notice that an ERISA Event has occurred, a “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code or similar provision of any other applicable law (for which there is no exemption) with respect to any Plan has occurred that could reasonably be expected to have a Material Adverse Effect, or the assertion of a material claim (other than a routine claim for benefits) against a Plan or against any Credit Party or any ERISA Affiliate with respect to a Plan has occurred, which such notice shall specify the nature thereof, the Borrowers’ proposed response thereto (and, if applicable, the proposed response thereto of any Subsidiary of the Borrowers and of any ERISA Affiliate) and, where known, any action taken or proposed by the Internal Revenue Service, the Department of Labor, the PBGC or other applicable Governmental Authority with respect thereto, (2) any Credit Party’s obtaining knowledge thereof, copies of any notice of the PBGC’s or other applicable Governmental Authority’s intention to terminate or to have a trustee appointed to administer any Plan, (3) any Credit Party’s obtaining knowledge thereof, notice of the imposition of a Lien pursuant to Sections 412(c)(4), 436(f) or 430(k) of the Code or pursuant to ERISA or other applicable law with respect to any Plan, and (4) the filing thereof with any Governmental Authority copies of each annual and other report (including applicable schedules) with respect to each Plan or any trust created thereunder (if requested by the Administrative Agent).

     (m) Annual Budget. As soon as available and in any event not later than sixty (60) days after the end of each Fiscal Year, a budget of the Company on a consolidated basis for the next Fiscal Year (prepared on a monthly basis), together with written confirmation that such budget has been reviewed and approved by the Board of Directors of the Company. Each such budget shall set forth in reasonable detail the projected revenues and expenses of the Company for such next Fiscal Year, projected Availability and Borrowing Base information, and projected balance sheets and cash flow statements.
     (n) Inventory Appraisals. If Excess Availability is less than or equal to 60% of the aggregate US Revolving Credit Commitments, the Administrative Agent may require, at the cost of the Borrowers, one (1) appraisal of the Borrowers’ (and Canadian Borrowing Base Parties’) during any Fiscal Year inventory in scope and detail and prepared by an independent appraisal firm selected by the Administrative Agent; provided, that if Excess Availability is less than or equal to 20% of the aggregate US Revolving Credit Commitments, the Administrative Agent may require, at the cost of Borrowers two (2) such appraisals during any Fiscal Year provided, further, that during any time a Default exists there shall be no limitation on the number of appraisals which may be required at the cost of Borrowers during any Fiscal Year. The Administrative Agent may also require, at its own cost, and as frequently as the Administrative Agent determines, additional appraisals of the Borrowers’ inventory in scope and detail and prepared by an independent appraisal firm selected by the Administrative Agent. The Borrowers and other Credit Parties will cooperate with the Administrative Agent and the appraiser in the conduct of any such appraisal.
     (o) Other Information. With reasonable promptness, such other information about the business and affairs and financial condition of any Credit Party as the Administrative Agent (or, with respect to Collateral related information, the Collateral Agents) may reasonably request from time to time, including, without limitation, monthly accounts receivable aging and reconciliation, accounts payable aging and reconciliation, sales reports and inventory designations.
     Section 6.11 [Intentionally Deleted.]
     Section 6.12 Fixed Charge Coverage Ratio. On each date during the term of this Agreement that Excess Availability is less than the Financial Covenant Excess Availability Requirement (each such date being a “Trigger Date”), the Borrowers shall have demonstrated that the Fixed Charge Coverage Ratio, measured as of the immediately preceding fiscal month end for which financial statements have been (or were required to be) delivered hereunder for the twelve fiscal month period then ended, was at least 1.1 to 1.0. If the Borrowers fail to deliver financial statements on the due date therefor (without giving effect to any cure periods), such that the Fixed Charge Coverage Ratio required by this Section 6.12 cannot be calculated, the Fixed Charge Coverage Ratio shall be deemed to be less than 1.1 to 1.0 until such time as the required financial statements are actually delivered. Following a Trigger Date, the requirement to comply with the Fixed Charge Coverage Ratio covenant shall remain in effect unless and until the Borrowers have maintained Excess Availability of at least equal to the Financial Covenant Excess Availability Requirement for a period of at least ninety (90) consecutive days, after which time the requirement to comply with the Fixed Charge Coverage Ratio shall not apply unless a subsequent Trigger Date occurs.
     Section 6.13 Post Closing Obligations. Notwithstanding anything to the contrary set forth herein, the Borrowers shall take the following actions and deliver the following items, in each case, in form and substance reasonably satisfactory to Administrative Agent or Canadian Administrative Agent, with the applicable timeframes set forth below following the Closing Date, and any breach of the provisions of this Agreement or any other Financing Document solely as a result of any Credit Party’s failure to take any such action or make any such delivery on an earlier date shall not constitute a Default or an Event of Default:
     (a) Within sixty (60) days after the Closing Date (or such later date as may be acceptable to the Administrative Agent or Canadian Administrative Agent, as applicable), the Borrowers shall deliver to the Administrative Agent or Canadian Administrative Agent, as applicable, a control agreement with respect to each bank account maintained by a Credit Party in the United States or Canada (other than those accounts with respect to which the Administrative Agent or Canadian Administrative Agent, as applicable, may elect not to require a control agreement), duly executed and delivered by the applicable Credit Party and depository bank in a form sufficient to perfect the Liens of the applicable Agent in each such bank account and otherwise in form acceptable to the Administrative Agent or the Canadian Administrative Agent, as applicable, acting reasonably.
     (b) Within sixty (60) days after the Closing Date (or such later date as may be acceptable to the Administrative Agent or Canadian Administrative Agent, as applicable), the Borrowers shall deliver to the Administrative Agent or Canadian Administrative Agent, as applicable, a control agreement with respect to each securities account maintained by a Credit Party in the United States or Canada (other than those accounts with respect to which the Administrative Agent or Canadian Administrative Agent, as applicable, may elect not to require a control agreement), duly executed and delivered by the applicable Credit Party and securities intermediary in a form sufficient to perfect the Liens of the applicable Agent in each such securities account and otherwise in form acceptable to the Administrative Agent or the Canadian Administrative Agent, as applicable, acting reasonably.
     (c) Within one hundred twenty (120) days after the Closing Date (or such later date as may be acceptable to the Administrative Agent), the Borrowers shall deliver to the Administrative Agent evidence of the termination and / or release of those filings appearing in Schedule 7.3 in favor of Citibank, N.A., with respect to certain accounts receivables of Borrowers, in each case in form acceptable to the Administrative Agent, as applicable, acting reasonably.
     (d) Within sixty (60) days after the Closing Date (or such later date as may be acceptable to the Canadian Administrative Agent), the Borrowers shall deliver to the Canadian Administrative Agent estoppel letters from each secured party with a PPSA registration in Canada appearing in Schedule 7.3, in each case in form and substance acceptable to the Canadian Administrative Agent, as applicable, acting reasonably.
ARTICLE 7
NEGATIVE COVENANTS
     So long as any Lender has any Commitment hereunder or any Loan remains unpaid or any Revolving Credit Exposure remains outstanding, neither the Company nor any other Credit Party will:
     Section 7.1 Anti-Terrorism Laws. Conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person; deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or engage in on conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or the USA Patriot Act. The Borrower Agent, or on behalf of the Borrowers, shall deliver to the Administrative Agent and the Lenders any certification or other evidence requested from time to time by the Administrative Agent or any Lender, acting reasonably, confirming each Borrower’s compliance with this Section 7.1.
     Section 7.2 Indebtedness. Create, incur, assume or suffer to exist, any Indebtedness, other than:
     (a) the Lender Indebtedness;
     (b) Indebtedness which does not exceed the principal amount of $2,750,000,000 and which has been incurred under the 2008 Term Loans by the GNA Partners and Ameristeel US and the guaranty thereof by other Subsidiaries in connection with the 2008 Term Loan Transaction and any Permitted Refinancing thereof;
     (c) Indebtedness outstanding on the date hereof which is set forth on Schedule 5.26 and any Permitted Refinancing thereof;
     (d) trade or accounts payable (for the deferred purchase price of Property or services) from time to time incurred in the ordinary course of business;
     (e) obligations for current taxes, assessments and other governmental charges and taxes, assessments or other governmental charges which are not yet due or are being contested in good faith by appropriate action or proceeding promptly initiated and diligently conducted, if reserves required pursuant to Section 6.2 hereof have been established with respect thereto;
     (f) Indebtedness owing pursuant to Swap Agreements entered into in the ordinary course of business for the purpose of hedging against risks actually incurred by the Borrowers with respect to interest rates, exchange rates and commodity prices;
     (g) Indebtedness in respect of Capital Lease Obligations and purchase money Indebtedness in an aggregate amount not in excess of $100,000,000 outstanding at any time;
     (h) [Intentionally Deleted;]
     (i) [Intentionally Deleted;]
     (j) Permitted New Debt;
     (k) Permitted New Affiliate Subordinated Debt;
     (l) (i) Indebtedness provided by a Person which is not an Affiliate of a Credit Party to finance a Permitted Acquisition, (ii) Indebtedness of a Person or any of its Subsidiaries existing at the time such Person is acquired pursuant to a Permitted Acquisition, and (iii) Indebtedness assumed in connection with an acquisition of assets from a Person in a Permitted Acquisition, which in each case may be secured by Liens on assets not included in the Collateral, provided that the aggregate of all

Indebtedness contemplated by paragraphs (i), (ii) and (iii) shall not exceed $100,000,000 outstanding at any time; and any Permitted Refinancing thereof;
     (m) Indebtedness provided by a Person which is not an Affiliate of a Credit Party which may be secured by Liens (i) on machinery and equipment, in an aggregate amount, together with the amount of Attributable Debt incurred pursuant to Section 7.7(x), not in excess of $150,000,000 outstanding at any time, and (ii) on Real Property, together with the amount of Attributable Debt incurred pursuant to Section 7.7(y), in an aggregate amount not in excess of $50,000,000 outstanding at any time, and any Permitted Refinancing thereof;
     (n) (i) advances made by any Canadian Credit Party to any other Credit Party, (ii) advances made by any US Credit Party to any other US Credit Party or (iii) any advances made by any US Credit Party to any Canadian Credit Party, provided in the case of clause (iii) that, both before and after giving effect to any such advance, (A) no Default has occurred and is continuing, (B) Excess Availability is not less than $75,000,000 and (C) such advance is not made from the proceeds of Loans made to a Borrower pursuant to this Agreement.
     (o) Bonding Obligations not in contravention of Section 7.3(f) below;
     (p) guarantees by a Credit Party (other than NSULC or any US Borrower) of Indebtedness of a Credit Party otherwise permitted hereby;
     (q) Indebtedness from Ameristeel US to Finco, as evidenced by and in the amounts set forth in the Ameristeel US Note and refinancings thereof; provided, however, that (i) the Ameristeel US Note shall be delivered and pledged to the Administrative Agent pursuant to a collateral assignment of promissory note, with the Ameristeel US Note and such collateral assignment being in form and substance satisfactory to the Administrative Agent in its sole discretion, (ii) such Indebtedness shall be subordinated to the Lender Indebtedness pursuant to an intercreditor and subordination agreement, in form and substance satisfactory to the Administrative Agent in its sole discretion, and (iii) the principal amount of such Indebtedness shall in no event exceed $351,000,000;
     (r) the GUSA Guarantee; and
     (s) other unsecured Indebtedness incurred by a Credit Party so long as, at the time such Indebtedness is incurred, no Default exists.
     Section 7.3 Liens. Create, incur, assume or suffer to exist, any Lien on any of its Property now owned or hereafter acquired to secure any Indebtedness of any Credit Party or any other Person, other than (collectively, the “Permitted Liens”):
     (a) Liens existing on the date hereof and set forth on Schedule 7.3 and Liens securing any Indebtedness incurred to refinance, refund, renew or extend the Indebtedness secured by Liens set forth on such Schedule 7.3; provided that the collateral subject to such Liens is not expanded;
     (b) Liens securing the Lender Indebtedness;
     (c) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith by appropriate action or proceedings and with respect to which reserves required by Section 6.2 hereof are maintained;

     (d) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen, workmen, and other Liens imposed by law created in the ordinary course of business for amounts which are not past due for more than sixty (60) days or which are being contested in good faith by appropriate action or proceedings and with respect to which reserves required by Section 6.2 are maintained;
     (e) Liens incurred in connection with or deposits or pledges made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, old age or other similar obligations;
     (f) Liens incurred in connection with or deposits or pledges made in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, government contracts, performance and return-of-money bonds, insurance and other similar obligations (exclusive of obligations for the payment of borrowed money) (collectively, the “Bonding Obligations”); provided, that, to the extent Pacific Coast Steel is at any time joined as a Credit Party at Borrower Agent’s option in accordance with the terms of this Agreement, the aggregate amount outstanding of Bonding Obligations secured by Liens on the assets of Pacific Coast Steel shall not at any time exceed $250,000,000;
     (g) minor irregularities in title, easements, rights-of-way, restrictions, servitudes, permits, reservations, exceptions, conditions, covenants and other similar charges or encumbrances not materially interfering with the occupation, use and enjoyment by any Credit Party of any of its respective Real Property in the normal course of business or materially impairing the value thereof;
     (h) any obligations or duties affecting any of the Real Property of any Credit Party to any municipality or public authority with respect to any franchise, grant, license or permit which do not materially impair the use of such Real Property for the purposes for which it is held;
     (i) Liens securing Indebtedness permitted by Section 7.2(g) provided that (1) such Liens cover only the Property (which, for purposes of this Section 7.3(i), shall not include inventory) being leased or acquired, (2) the creation of such Lien or the incurrence of the Indebtedness secured by such Lien does not violate this Agreement or any of the other Financing Documents and (3) in the case of any such Lien securing purchase money Indebtedness, the principal amount of the purchase money Indebtedness being secured does not exceed the total purchase price of the Property being leased or acquired;
     (j) exceptions, qualifications and reservations in respect of title to Real Property under applicable federal, state, provincial, territorial, municipal and local statutes, regulations, laws, by-laws and ordinances but only to the extent of the general application of such matters and not arising as a result of the failure of Borrowers to comply with such matters;
     (k) Liens on assets not forming part of the Collateral, securing Indebtedness permitted by Section 7.2(l) or Section 7.2(m);
     (l) [Intentionally Deleted]; and
     (m) deposits or pledges made to secure operating leases of real property or newly acquired equipment entered into on a commercially reasonable basis and on commercially reasonable terms and conditions;

provided, however, that the foregoing list of Permitted Liens is not intended to, and shall not be construed as, subordinating or postponing, or as an agreement to subordinate or postpone, any Lien created by any of the Financing Documents to any such Permitted Lien.
     Section 7.4 Mergers, Sales, Etc. Merge into or with or consolidate or amalgamate with, or permit any other Credit Party to merge into or with or consolidate or amalgamate with, any other Person, or sell, lease or otherwise dispose of, or permit any other Credit Party to sell, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any part of its Property to any other Person. Notwithstanding the foregoing limitation: (a) the Credit Parties may sell inventory in the ordinary course of business; (b) any Credit Party may sell, redeem or trade cash equivalent investments permitted under Section 7.6; (c) any US Credit Party shall be permitted to consolidate, amalgamate or merge into or with any US Credit Party, and any Canadian Credit Party may consolidate, amalgamate or merge into or with any other Canadian Credit Party; (d) any Credit Party shall be permitted to sell, assign or convey all or any part of its Property to any other Credit Party that is a US Credit Party, but only so long as any such sale, assignment or conveyance is made for reasonably equivalent value; (e) GANS shall be permitted to consolidate, amalgamate or merge into or with any Credit Party or to liquidate or dissolve in accordance with applicable laws; provided that all of its assets are transferred to one or more Credit Parties; (f) any Canadian Credit Party shall be permitted to sell, assign or convey all or any part of its Property to any other Canadian Credit Party, but only so long as any such sale, assignment or conveyance is made for reasonably equivalent value and in compliance with all applicable laws, including bulk sales acts or laws, (g) any Credit Party (other than a Borrower) may consolidate, amalgamate or merge into or with any Borrower provided no Default has occurred and is continuing, (h) any Credit Party may sell, assign or convey to any Credit Party assets consisting solely of Investments in or to any other Credit Party provided (A) such sale, assignment or conveyance is made for reasonably equivalent value, (B) no Default has occurred and is continuing, (C) Excess Availability is not less than $75,000,000 and (D) the purchase is not made from the proceeds of Loans made to a Borrower pursuant to this Agreement; (i) the Credit Parties may sell assets which are obsolete, worn out, surplus or not necessary to the operations and business of the Credit Parties so long as the aggregate sale price for all assets sold in any Fiscal Year does not exceed $50,000,000; (j) any Credit Party may sell or otherwise dispose of any of its Property; provided that: (w) no Default has occurred and is continuing or would result therefrom; (x) the Borrower Agent has provided at least ten (10) days’ notice to the Administrative Agent and the Canadian Administrative Agent of the proposed sale or other disposition together with the material terms and conditions thereof, Borrowing Base Reports reflecting the proposed sale or other disposition on a pro forma basis and such other information as the Administrative Agent or the Canadian Administrative Agent, acting reasonably, may request; (y) if any of the Property which is sold or otherwise disposed of consists of any accounts or inventory, then an amount equal to the book value of such accounts or inventory shall be paid to the Administrative Agent or the Canadian Administrative Agent for application against the outstanding principal amount of the US Revolving Loans (if such accounts and inventory were sold or otherwise disposed of by a US Credit Party) or the Canadian Revolving Loans (if such accounts or inventory were sold or otherwise disposed of by a Canadian Credit Party), in each case on a pro rata basis and in accordance with Section 2.11; and (z) any such sale or other disposition of Property shall require the prior written consent of the Required Lenders if the net book value of any Collateral subject to such sale or other disposition, when aggregated with the net book value of any other Collateral sold or otherwise disposed of by the Credit Parties pursuant to this Section 7.4(j) in the same Fiscal Year, would exceed $50,000,000; and (k) transfers of any or all of the Equity of GUSA owned by NSULC to another Credit Party, provided that the Borrowers shall deliver to the Administrative Agent (y) all such Security Instruments, amendments thereto and other items as the as the Administrative Agent may require in order to maintain or establish the first-priority Lien of the applicable Agent in such Equity and (z) such evidence as the Administrative Agent may request in order to confirm that such transfer will not have any material adverse Tax or other material adverse consequences to any Agent or other Secured Party.

     Section 7.5 Equity Distributions. Declare or pay any dividend, make any payment to purchase, redeem, retire or otherwise acquire any of its Equity now or hereafter outstanding, return any capital to its stockholders, partners or members, or make any distribution of its assets, Equity, obligations or securities to its stockholders, partners or members (an “Equity Distribution”), except that (a) the Company may declare and pay dividends with respect to its Equity payable solely in additional Equity, (b) any Credit Party other than the Company may make Equity Distributions to any other Credit Party so long as, both before and immediately after giving effect to the Equity Distribution, no Default has occurred and is continuing and the Credit Party making the Equity Distribution is Solvent, (c) this Section 7.5 shall not restrict payments or distributions made in the ordinary course of business on account of “stock appreciation rights”, “phantom stock”, “profit participations” and other similar interests, and (d) the Company may make Equity Distributions if, both before and immediately after any such Equity Distribution (including any Loan made hereunder in connection therewith), no Default has occurred and is continuing and Excess Availability is not less than the Negative Covenant Excess Availability Requirement.
     Section 7.6 Investments, Loans, etc. Make, permit or hold any Investments in any Person, or permit any other Credit Party to make, permit or hold any Investments in any Person, other than:
     (a) Investments listed on Schedule 7.6;
     (b) Investments in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America or Canada), in each case maturing within one year from the date of acquisition thereof;
     (c) Investments in certificates with deposit of maturities less than one year, issued by commercial banks in the United States or Canada having capital and surplus in excess of $500,000,000 and having short-term credit ratings of at least A1 and P1 by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc., respectively;
     (d) Investments in commercial paper with maturities of not more than one hundred eighty (180) days with credit ratings of at least A2 and P2 by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc., respectively;
     (e) Investments in securities that are obligations of the United States or Canadian government purchased by any Credit Party under fully collateralized repurchase agreements pursuant to which arrangements are made with selling financial institutions (being a financial institution having unimpaired capital and surplus of not less than $500,000,000 and with short-term credit ratings of at least A2 and P2 by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc., respectively) for such financial institutions to repurchase such securities within thirty (30) days from the date of purchase by any Credit Party;
     (f) Investments in money market mutual funds having assets in excess of $2,000,000,000;
     (g) Investments by any US Credit Party to or in any other US Credit Party and Investments by any Canadian Credit Party to or in any other Credit Party;
     (h) (1) Investments in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one (1) year from the date of acquisition thereof; (2) Investments in commercial paper maturing within one hundred eighty (180) days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from CBRS Inc., Dominion Bond Rating Service, Moody’s Investor Service, Inc. or Standard and Poor’s Corporation; (3) Investments in certificates of deposit, banker’s acceptances and time deposits maturing within one hundred eighty (180) days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than C$250,000,000; and (4) Investments in fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (1) above and entered into with a financial institution satisfying the criteria described in clause (3) above;
     (i) Investments comprising loans made by a Credit Party to any employee, officer or director of such Credit Party, provided that the aggregate outstanding principal balance of all such loans made by all of the Credit Parties shall not at any time exceed $2,000,000;
     (j) Investments constituting an Acquisition paid for solely with Equity or the proceeds of Equity of the Company issued after the Closing Date for the purpose of funding such Acquisition, provided that (i) such Acquisition is a Permitted Acquisition and (ii) any such Equity is not redeemable before the Maturity Date;
     (k) any Investments if, both before and immediately after giving effect to any such Investment (including any Loan made hereunder in connection therewith), no Default shall have occurred and is continuing and Excess Availability is not less than the Negative Covenant Excess Availability Requirement;
     (l) Investments in the nature of guarantees permitted by Section 7.2; and
     (m) Investments by any US Credit Party in any Canadian Credit Party, provided that, both before and after giving effect to such Investment, (A) no Default has occurred and is continuing, (B) Excess Availability is not less than $75,000,000 and (C) such Investment is not made from the proceeds of Loans made to a Borrower pursuant to this Agreement.
     Any Contingent Obligation constituting an Investment shall be deemed to be made, on the date such Contingent Obligation is incurred, in an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such person may be liable, whether singly or jointly, pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder) as determined by such person in good faith.
     Notwithstanding the foregoing, Investments of the type described in clauses (b), (c), (d), (e), (f) and (h) shall not be permitted to be made or maintained (1) by the Canadian Borrower at any time that the outstanding principal balance of all Canadian Loans is $40,000,000 or greater (based on the Dollar Equivalent of any C$ Denominated Loans on the date of determination), (2) by any US Borrower at any time that the aggregate outstanding principal balance of all US Loans is $40,000,000 or greater, or (3) by any Borrower at any time that the aggregate outstanding principal balance of all Loans is $60,000,000, unless in each such case a validly perfected first-priority Lien in such Investments has been granted by the applicable Borrower in favor of the Administrative Agent or the Canadian Administrative Agent, as applicable.

     Section 7.7 Sales and Leasebacks. Enter into any arrangement, directly or indirectly, with any Person whereby any Credit Party shall sell or transfer any Property, whether now owned or hereafter acquired, and whereby any Credit Party shall then or thereafter rent or lease as lessee such Property or any part thereof or other Property which a Credit Party intends to use for substantially the same purpose or purposes as the Property sold or transferred, other than (x) sale-leaseback transactions with respect to equipment and machinery for which the Attributable Debt of the Credit Parties in respect of such sale and leaseback transactions, together with the aggregate principal amount of Indebtedness permitted under Section 7.2(m)(i), does not exceed $150,000,000, and (y) sale-leaseback transactions with respect to Real Property for which the Attributable Debt of the Credit Parties in respect of such sale and leaseback transactions, together with the aggregate principal amount of Indebtedness permitted under Section 7.2(m)(ii), does not exceed $50,000,000.
     Section 7.8 Nature of Business. Engage in, or permit any other Credit Party to engage in, any business other than the businesses in which they are engaged as of the Closing Date or that are related, complementary or ancillary thereto.
     Section 7.9 ERISA/Pension Compliance.
     (a) Engage in, or permit any ERISA Affiliate to engage in, any transaction in connection with which any US Credit Party or any ERISA Affiliate could be subjected to either a civil penalty assessed pursuant to Sections 502(c), (i) or (l) of ERISA or a tax imposed by Chapter 43 of Subtitle D of the Code, in either case which could reasonably be expected to have a Material Adverse Effect;
     (b) Terminate, or permit any other US Credit Party or any ERISA Affiliate to terminate, any Plan in a manner, or take any other action with respect to any Plan, which would reasonably be expected to result in any material liability of any US Credit Party or any ERISA Affiliate to the PBGC or any other Governmental Authority;
     (c) Fail to make, or permit any other US Credit Party or any ERISA Affiliate to fail to make, full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, any US Credit Party or any ERISA Affiliate is required to pay as contributions thereto (excluding non-payment or late payment of an amount that is not material);
     (d) Fail to make a required contribution to any Plan which may result in the imposition of a Lien as described in Section 430(k) of the Code;
     (e) Fail to pay, or cause to be paid, to the PBGC in a timely manner, and without incurring any late payment or underpayment charge or penalty, all premiums required pursuant to Sections 4006 and 4007 of ERISA, except where such failure could not reasonably be expected to have Material Adverse Effect;
     (f) Amend, or permit any other US Credit Party or any ERISA Affiliate to amend, a Plan resulting in an increase in current liability such that any US Credit Party or any ERISA Affiliate is required to provide security to such Plan under Section 412(c)(4) or Section 436 of the Code;
     (g) Incur, or permit any other US Credit Party or any ERISA Affiliate to incur, a material liability to or on account of a Plan under Sections 515, 4062, 4063, 4064, 4201 or 4204 of ERISA; or

     (h) As regards to any Canadian Credit Party:
(1)	Terminate, or permit the termination of, any Plan in a manner, or take any other action with respect to any Plan, which could reasonably be expected to result in any material liability of such Canadian Credit Party to any Governmental Authority;

(2)	Fail to make, or permit any other Canadian Credit Party to fail to make, full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, such Canadian Credit Party is required to pay as contributions thereto, except where the failure to make such payments could not reasonably be expected to have Material Adverse Effect or does not result in the creation of any Lien; or

(3)	contribute to or assume an obligation to contribute to, or permit any Subsidiary to contribute to or assume an obligation to contribute to, any “multi-employer pension plan” as such term is defined in the Pension Benefits Act (Ontario).
     Section 7.10 Sale or Discount of Receivables. Sell, or allow any other Credit Party to sell, with or without recourse, for discount or otherwise, any accounts, other than in connection with a sale or other disposition permitted by Section 7.4.
     Section 7.11 Negative Pledge Agreements. Create, incur, assume or suffer to exist any contract, agreement or understanding which in any way prohibits or restricts the granting, conveying, creation or imposition of any Lien on any Property of any Credit Party, or which requires the consent of or notice to other Persons in connection therewith, other than (a) this Agreement and the other Financing Documents, (b) any agreements governing any purchase money Indebtedness or Capital Lease Obligations otherwise permitted hereby provided that any such prohibition or limitation is only effective against the Property financed thereby, and (c) any agreements governing any Indebtedness incurred pursuant to any of Sections 7.2(c), (f), (j), (l), (m) or (s) provided that any such prohibition or limitation does not apply to any of the Collateral.
     Section 7.12 Transactions with Affiliates. Sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) on terms and conditions not less favorable to it than could be obtained on an arm’s-length basis from unrelated third parties, and (b) to the extent not prohibited herein. Neither the Company nor the Borrowers will enter into any transaction or series of transactions, or permit any Credit Party to enter into any transaction or series of transactions, with their respective Affiliates which involve an outflow of money or other Property from a Credit Party to an Affiliate who is not a Credit Party, including repayment of Indebtedness of an Affiliate who is not a Credit Party, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favorable to the Credit Parties as would be obtainable by the Credit Parties in a reasonably comparable arm’s-length transaction with a Person not an Affiliate, provided, however, that, in any event, the aggregate amount of all management fees, affiliation fees, administration fees and other similar fees (i) paid by the Credit Parties in any Fiscal Year to an Affiliate who is not a Credit Party shall not exceed $2,000,000 other than reasonable amounts paid to Gerdau S.A. or any of its subsidiaries in exchange for information technology systems and support as well as servers and storage space, and (ii) paid by the US Credit Parties (x) in any Fiscal Year to the Canadian Credit Parties shall not exceed $20,000,000 (excluding reasonable allocations of overhead costs and other shared expenses among Credit Parties) or (y) if no Default exists, Excess Availability is not less than $75,000,000 and such fees are not made with proceeds of any Loans to a Borrower. The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of a Credit Party who are not employees of such

Credit Party, (ii) any other transaction with any employee, officer or director of a Credit Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to such Credit Party and entered into in the ordinary course of business and approved, in respect of officers and directors, by the board of directors of such Credit Party, (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of a Credit Party on behalf of or for the account of such Credit Party, (iv) any Equity Distribution (other than for purposes of paying the fees described above) permitted under Section 7.5, or (v) amounts paid to Pacific Coast Steel to pay a percentage of Pacific Coast Steel’s cash taxes not exceed the percentage of the Company’s indirect ownership in Pacific Coast Steel.
     Section 7.13 [Intentionally Deleted.]
     Section 7.14 Equity. After the Closing Date, authorize or issue, or permit any other Credit Party to authorize or issue Equity to any Person other than (i) issuances of Equity of the Company if no Change of Control results therefrom, and (ii) issuance of Equity by any other Credit Party to any of the Borrowers or other Credit Parties.
     Section 7.15 [Intentionally Deleted.]
     Section 7.16 [Intentionally Deleted.]
     Section 7.17 Acquisitions; Creation of Subsidiaries. (1) Make any Acquisition, other than a Permitted Acquisition; or (2) create any subsidiary unless (i) such subsidiary is a wholly owned subsidiary of a Credit Party and the shares in the capital of such subsidiary have been pledged to the Administrative Agent or the Canadian Administrative Agent, as applicable, pursuant to the applicable Security Instruments, and (ii) such subsidiary shall have executed and delivered a counterpart to the applicable Security Instruments and such other agreements, documents and instruments as the Agents may reasonably request, and shall have delivered such certificates, Lien search reports, opinions of counsel and other items as the Administrative Agent may reasonably require, in each case in form and substance satisfactory to the Administrative Agent. Notwithstanding that an acquisition is a Permitted Acquisition, the Borrowers shall not be permitted to include in the US Borrowing Base or the Canadian Borrowing Base any components which would, but for this Section 7.17, be included therein until the conditions set out in the last sentence of the definition of “Permitted Acquisition” has been satisfied.
     Section 7.18 Accounts. Neither the Borrowers nor any other Credit Parties will maintain accounts with any bank or other depository institution or otherwise maintain cash or cash equivalents other than (a) as permitted by Section 7.6 hereof, (b) the Disbursement Accounts and Blocked Accounts maintained with the Canadian Lockbox Banks and the US Lockbox Banks, (c) those accounts identified in Schedule 7.18 hereto on the Closing Date, (d) those accounts maintained with an Eligible Institution (or another financial institution reasonably acceptable to the Administrative Agent) but only so long as a first-priority Lien therein has been perfected in favor of the Administrative Agent or the Canadian Administrative Agent, as applicable, and (e) static balance accounts used for payroll encashment and payroll accounts and other zero balance accounts used for disbursement and payroll maintained in the ordinary course of business. In no event will the Borrowers maintain in any payroll account permitted pursuant to this Section 7.18 funds in an amount in excess of the aggregate payroll for one pay period for the employees of such Borrowers paid from such accounts.
     Section 7.19 Other Restrictive Agreements. Directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of any Credit Party (other than the Company) to pay dividends or other distributions with respect to any Equity or with respect to, or measured by, its profits or to make or repay loans or advances to any other Credit Party or to provide a guarantee of any Indebtedness of the Borrowers or any other Credit Party, (b) the ability of the Borrowers to make any loan or advance to any other Borrower, or (c) the ability of a Credit Party to sell, lease or transfer any of its property to another Credit Party or any of the wholly-owned Subsidiaries; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by applicable law, by this Agreement or by the 2008 Term Loan Documents, (ii) the foregoing shall not apply to restrictions and conditions imposed by any agreements governing any Indebtedness incurred pursuant to any of Sections 7.2(c), (f), (j), (l) or (m), (iii) the foregoing clauses (b) and (c) shall not apply to restrictions and conditions imposed by any agreements governing any Indebtedness incurred pursuant to Section 7.2(s), (iv) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Credit Party pending such sale, provided that such restrictions and conditions apply only to the Credit Party that is to be sold and such sale is permitted hereunder, (v) the foregoing clause (c) shall not apply to any agreement setting forth customary restrictions on the subletting, assignment, or transfer of any Property that is a lease, license, conveyance or contract of similar Property, and (vi) the foregoing clause (c) shall not apply to any agreement, instrument or other document evidencing a Permitted Lien from restricting on customary terms the transfer of any Property subject to such Permitted Lien.
     Section 7.20 Modifications and Prepayments of Indebtedness.
     (a) Amend, modify, or waive any covenant contained in any instrument, document or agreement governing the Indebtedness of the Credit Parties set forth on Schedule 5.26 hereto (other than the 2008 Term Loans) if the effect of such amendment, modification, or waiver would be to make the terms of such Indebtedness (taken as a whole) materially more onerous to any Credit Party;
     (b) Make any prepayment of, or redeem, or make any payment in defeasance of, or repurchase, in any such case in cash, any part of the Indebtedness of the Credit Parties (other than mandatory prepayments of Indebtedness incurred pursuant to Section 7.2(c), (g, (j), (l), (m) or (s), and prepayments of Lender Indebtedness) unless, immediately after giving effect to such prepayment, optional redemption, payment in defeasance or repurchase (including any Loan made hereunder in connection with any of the foregoing), Excess Availability is not less than the Negative Covenant Excess Availability Requirement.
     (c) Without limitation of the foregoing clause (b), at least ninety (90) days prior to the scheduled maturity of the 2008 Term Loans, the Borrower Agent shall provide to the Administrative Agent evidence of the repayment in full of the 2008 Term Loans through a payment in cash permitted under clause (b) or a Permitted Refinancing of the 2008 Term Loans to a date at least ninety (90) days following December 21, 2012.
     Section 7.21 Fiscal Year. Change its Fiscal Year without the prior written consent of the Administrative Agent.
     Section 7.22 Modification of 2008 Term Loan Documents. Amend, modify or waive any provision of any of the 2008 Term Loan Documents or any other material document, instrument or agreement entered into by any Credit Party in connection with the 2008 Term Loan Transactions if the effect of such amendment, modification or waiver would be to advance the scheduled payment dates for the 2008 Term Loans, to increase the rate of interest payable under the 2008 Term Loans, or to effect any other change which could reasonably be expected to be materially adverse to the interests of the Lenders (including granting a Lien over any Property of any Credit Party to secure the 2008 Term Loans).

ARTICLE 8
EVENTS OF DEFAULT
     Upon the occurrence and during the continuance of any of the following specified events (each an “Event of Default”):
     Section 8.1 Payments. Any of the Borrowers shall fail to pay (A) when due (including, but not limited to, any mandatory prepayment required pursuant to Section 2.11) any principal of any Loan, any Note or any Reimbursement Obligations, or (B) within five (5) Business Days after the applicable due date therefor, any interest on any Loan or any Note or any Reimbursement Obligations, or any fee or any other amount payable hereunder or under the Fee Letter or any other Financing Document;
     Section 8.2 Other Covenants. Any Borrower or other Credit Party shall fail to observe or perform any covenant or agreement contained in Sections 6.1(b), 6.7, 6.10(h)(1), 6.10(i)(2), 6.12 or Article 7;
     Section 8.3 Other Financing Document Obligations. Any Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 8.1 or Section 8.2) or any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in any Financing Document other than this Agreement and such failure continues unremedied, (A) in the case of Section 6.5 (other than with respect to a rating change for the applicable insurance company), Section 6.9 or Section 6.10(e) (with respect to the requirements of the final sentence thereof), for a period of five (5) days after the earlier of (i) written notice thereof from the Administrative Agent to the Borrower Agent, and (ii) the date on which a Credit Party becomes aware of such failure, and (B) in all other cases (including Section 6.5 (as to a rating change for the applicable insurance company), and Section 6.10(e)(with respect to all requirements other than those set forth in the final sentence thereof)), for a period of thirty (30) days after the earlier of (i) written notice thereof from the Administrative Agent to the Borrower Agent, and (ii) the date on which a Credit Party becomes aware of such failure;
     Section 8.4 Representations. Any representation, warranty or statement made or deemed to be made by any Borrower or any other Credit Party or any of any Borrower’s or any other Credit Party’s officers herein or in any other Financing Document, or in any certificate, request or other document furnished pursuant to or under this Agreement or any other Financing Document, shall have been incorrect in any material respect (or in the case of any representation, warranty or statement that contains a materiality qualifier, in any respect) as of the date when made or deemed to be made;
     Section 8.5 Non-Payments of Other Indebtedness. Any Credit Party shall fail to make any payment or payments of principal of or interest on any Indebtedness of such Credit Party which Indebtedness is in an aggregate amount of $50,000,000 or greater after giving effect to any applicable grace period;
     Section 8.6 Defaults Under Other Agreements. Any Credit Party shall fail to observe or perform any covenant or agreement contained in any agreement(s) or instrument(s) relating to Indebtedness of any Credit Party of $50,000,000 or more in the aggregate within any applicable grace period, or any other event shall occur, if the effect of such failure or other event is to accelerate, or to permit the holder of such Indebtedness or any other Person to accelerate, the maturity of $50,000,000 or more in the aggregate of such Indebtedness; or $50,000,000 or more in the aggregate of any such Indebtedness shall be, or if as a result of such failure or other event may be, required to be prepaid (other than prepayments resulting from excess cash flow) in whole or in part prior to its stated maturity;

     Section 8.7 Bankruptcy Under US Law. Any Credit Party shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled “Bankruptcy” as now or hereafter in effect, or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against any Credit Party and the petition is not controverted within ten (10) days, or is not stayed or dismissed within sixty (60) days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of any Credit Party; or any Credit Party commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to any Credit Party or there is commenced against any Credit Party any such proceeding which remains unstayed or undismissed for a period of sixty (60) days; or any Credit Party is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or any Credit Party suffers any appointment of any custodian or the like for it or any substantial part of its Property to continue undischarged or unstayed for a period of sixty (60) days; or any Credit Party makes a general assignment for the benefit of creditors; or any Credit Party shall fail to pay, or shall state in writing that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or any Credit Party shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any action is taken by any Credit Party for the purpose of effecting any of the foregoing;
     Section 8.8 Bankruptcy Under Canadian Law.
     (a) Any Canadian Credit Party (1) becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors; (2) commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), or makes an assignment of its property for the general benefit of its creditors under such Act, or makes a proposal (or files a notice of its intention to do so) under such Act; (3) institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable winding up or corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding; (4) applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, national receiver, sequestrator, conservator, custodian, administrator, trustee, monitor, liquidator or other similar official for it or any substantial part of its property; or (5) takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 8.8, or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof; or
     (b) Any petition is filed, application made or other proceeding instituted against or in respect of any Canadian Credit Party: (1) seeking to adjudicate it an insolvent; (2) seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada); (3) seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable winding up or corporations legislation) or at common law or in equity; or (4) seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, national receiver, sequestrator, conservator, custodian, administrator, trustee, monitor, liquidator or other similar official for it or any substantial part of its property; and in any case described in clause (b)(1) through (4) such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of sixty (60) days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against any Canadian Credit Party thereunder in the interim, such 60-day period will cease to apply, and provided further that if any Canadian Credit Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such 60-day period will cease to apply;
     Section 8.9 Money Judgment. Judgments or orders for the payment of money involving in the aggregate at any time a liability (net of any insurance proceeds or indemnity payments actually received in respect thereof prior to or within thirty (30) days from the entry thereof) of more than $25,000,000 (or the Dollar Equivalent thereof), shall be rendered against any Credit Party and such judgment or order shall continue unsatisfied in accordance with the terms of such judgment or order and in effect for a period of thirty (30) days during which execution shall not be effectively discharged, stayed or deferred (whether by action of a court, by agreement or otherwise);
     Section 8.10 Financing Documents. Any material provision of any of the Financing Documents after delivery thereof shall for any reason cease to be in full force and effect and valid, binding and enforceable (except as enforceability may be limited as stated in Section 5.3) in accordance with its terms, or, in the case of any of the Security Instruments, cease to create a valid and perfected Lien of the priority contemplated thereby on any material portion of the collateral purported to be covered thereby, or any Credit Party shall so state in writing;
     Section 8.11 [Intentionally Deleted].
     Section 8.12 Criminal Activity; Forfeiture. A Credit Party or any of its Responsible Officers is criminally indicted or convicted for (i) a felony committed in the conduct of the Credit Party’s business, or (ii) violating any state, provincial or federal or foreign law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act and the Proceeds of Crime Act) that, in the case of (i) or (ii) above, has resulted in could lead to the forfeiture of any material Property or any Collateral in an aggregate amount in excess of $25,000,000 unless entitlement to the use of such Property continues with any Credit Party, and the Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the Property is removed from the use of the Credit Party or is sold in the interim, such exception will cease to apply; or
     Section 8.13 Change of Control. The occurrence of a Change of Control;
then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent or the Canadian Administrative Agent, upon the written request of the Required Lenders, shall, by written notice to the Borrower Agent, take any or all of the following actions, without prejudice to the rights of any Agent, any Collateral Agent, any Lender or the holder of any Note to enforce its claims against any Credit Party: (i) declare the Revolving Credit Commitments, the US Swingline Commitments, the Canadian Swingline Commitments and other lending obligations, if any, terminated, whereupon the Revolving Credit Commitments and other lending obligations, if any, of each Lender hereunder shall terminate immediately; (ii) declare the entire principal amount of and all accrued interest on all Lender Indebtedness then outstanding to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest, notice of protest or dishonor, notice of acceleration, notice of intent to accelerate or other notice of any kind, all of which are hereby expressly waived by each Credit Party, and thereupon take such action as it may deem desirable under and pursuant to the Financing Documents; provided, that, if an Event of Default specified in Section 8.7 or Section 8.8 shall occur, the result which would occur upon the giving of written notice by the Administrative Agent or the Canadian Administrative Agent to the Borrower Agent, as specified in clauses (i) and (ii) above, shall occur automatically without the giving of any such notice; (iii) if any US Letter of Credit shall then be outstanding, demand L/C Cover which the US Borrowers shall immediately pay to the Administrative Agent for deposit in a cash collateral account maintained by the Administrative Agent; and (iv) if any Canadian Letter of Credit shall then be outstanding, demand L/C Cover which the Canadian Borrower shall immediately pay to the Canadian Administrative Agent for deposit in a cash collateral account maintained by the Canadian Administrative Agent. Without limiting the foregoing, if any Event of Default shall then be continuing, the Administrative Agent or the Canadian Administrative Agent may, and at the request of the Required Lenders, shall (A) reduce the Commitments, (B) restrict the amount of further Loans or refuse to make any further Loans, or add new limitations on the Canadian Borrowing Base and the US Borrowing Base, (C) limit Letter of Credit availability, (D) apply the default interest rate contemplated by Section 2.6(e), (E) exercise dominion and control over Blocked Accounts, (F) require the establishment of new Lockboxes, one for each US Borrower, (G) require cash collateral for Letters of Credit, (H) exercise any other remedies available in the other Financing Documents, including foreclosure upon and sale of Collateral, and (I) exercise any other remedies as may be available at law or in equity. Following any Event of Default, the Administrative Agent and the Canadian Administrative Agent shall have the right, at their sole discretion, to make Agent Advances as provided in Section 2.28(a).
ARTICLE 9
AGENTS
     Section 9.1 Appointment of Agents. Each Lender (and each Secured Affiliate, by and through its affiliated Lender), and each Issuing Bank, hereby designates Bank of America as Administrative Agent and Bank of America - Canada Branch as Canadian Administrative Agent, and Bank of America and General Electric Capital Corporation as the Collateral Agents, as herein specified and as specified in the other Financing Documents. Each Lender (and each Secured Affiliate by and through its affiliated Lender), and each Issuing Bank, hereby irrevocably authorizes each of the respective Agents and Collateral Agents to take such action on its behalf under the provisions of this Agreement, the Notes, and the other Financing Documents and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the respective Agents and Collateral Agents by the terms hereof and thereof and such other powers as are reasonably incidental thereto. Bank of America agrees to act as Administrative Agent hereunder and Bank of America — Canada Branch agrees to act as Canadian Administrative Agent hereunder, and Bank of America and General Electric Capital Corporation agree to act as Collateral Agents, in each case on the express terms and conditions contained in this Article 9. Each of the Agents and Collateral Agents may perform any of its duties hereunder by or through its agents, employees or attorneys-in-fact, and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The provisions of this Article 9 are solely for the benefit of the Agents, the Collateral Agents, the Lenders, and the Lenders’ Affiliates. The Borrowers and the other Credit Parties shall have no rights as third party beneficiaries of any of the provisions contained herein. Except as expressly otherwise provided in this Agreement and the other Financing Documents, the Agents and Collateral Agents shall have and may use their sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which any of the Agents or Collateral Agents is entitled to take or assert under this Agreement and the other Financing Documents, including the determination of the applicability of ineligibility criteria with respect to calculation of any portion of the US Borrowing Base or the Canadian Borrowing Base, the making of Agent Advances pursuant to Section 2.28, and the exercise of remedies hereunder and under the other Financing Documents. Any action so taken or not taken shall be deemed to be consented to by the Lenders.

     Section 9.2 Limitation of Duties of Agents. Notwithstanding anything to the contrary contained in this Agreement or any of the other Financing Documents, none of the Agents nor the Collateral Agents shall have any duties or responsibilities except those expressly set forth in this Agreement and as specified in the other Financing Documents. None of the Agents or Collateral Agents, nor any of their respective officers, directors, employees or agents shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of each of the Agents and the Collateral Agents shall be mechanical and administrative in nature; no Agent and no Collateral Agent shall have by reason of this Agreement a fiduciary relationship in respect of any Lender, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Agent or any Collateral Agent any obligations in respect of this Agreement except as expressly set forth herein.
     Section 9.3 Lack of Reliance on the Agents.
     (a) Independent Investigation. Independently and without reliance upon any of the Agents or the Collateral Agents, each Lender hereby acknowledges that, by becoming a party to this Agreement as a Lender hereunder, to the extent it deems appropriate, it has made and shall continue to make its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement, and the other Financing Documents, none of the Agents or Collateral Agents shall have any responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the transactions contemplated herein or at any time or times thereafter.
     (b) Agents Not Responsible . None of the Agents or Collateral Agents shall be responsible to any Lender or any Issuing Bank for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement, the Notes, the Letters of Credit or the other Financing Documents or the financial condition of any Credit Party or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, the Notes or the other Financing Documents, or the financial condition of any Credit Party, or the existence or possible existence of any Default.
     Section 9.4 Certain Rights of the Agents. If any of the Agents or Collateral Agents shall request instructions from the Required Lenders with respect to any act or action (including the failure to act) in connection with this Agreement, the Notes and the other Financing Documents, then it shall be entitled to refrain from such act or taking such action unless and until it shall have received instructions from the Required Lenders; and none of the Agents nor the Collateral Agents shall incur such liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against either of the Agents or any Collateral Agent as a result of either Agent or Collateral Agent, as applicable, acting or refraining from acting under this Agreement, the Notes and the other Financing Documents in accordance with the instructions of the Required Lenders, or to the extent required by Section 10.2, all of the Lenders.
     Section 9.5 Reliance by Agents. Each of the Agents and the Collateral Agents shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other documentary teletransmission, telephone message or other communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. Each of the Agents and the

Collateral Agents may consult with legal counsel (including counsel for any Credit Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. Each of the Agents and the Collateral Agents shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any of the other Financing Documents in accordance with a request or consent of the Required Lenders (or all or any portion of the Lenders, as required under Section 10.2) and such request and any action taken or any failure to act pursuant thereto shall be binding upon all of the Lenders.
     Section 9.6 Notice of Default. None of the Agents or Collateral Agents shall be deemed to have knowledge or notice of the occurrence of any Default, unless such Agent or Collateral Agent shall have received written notice from a Lender or the Borrower Agent referring to this Agreement, describing such Default and stating that such notice is a “notice of Default”. The Agents will notify the Lenders of their receipt of any such notice, and the Agents shall take such action with respect to such Default as may be requested by the Required Lenders in accordance with Article 8 hereof; provided, however, that unless and until the Agents have received any such request, the Agents, or either of them, may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as the Agents, or either of them, shall deem advisable.
     Section 9.7 Indemnification of Agents. To the extent any of the Agents or Collateral Agents is not reimbursed and indemnified by the Borrowers, each Lender will reimburse and indemnify each of the Agents and the Collateral Agents in accordance with its Pro Rata Share for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent or Collateral Agent, or any of them, in performing its duties hereunder as an Agent or Collateral Agent, in any way relating to or arising out of this Agreement; provided that no Lender shall be liable to the Agents nor the Collateral Agents for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from, as to such Agents or Collateral Agents, such Agent’s or such Collateral Agent’s gross negligence or willful misconduct. The undertakings in this Section 9.7 shall survive the payment of all Lender Indebtedness hereunder and the resignation or replacement of either or all of the Agents and the Collateral Agents.
     Section 9.8 Agents in their Individual Capacity. With respect to its obligations under this Agreement, the Loans made by it and the Notes issued to it, each of the Agents, Collateral Agents and each of their respective Affiliates shall have the same rights and powers hereunder as any other Lender or holder of a Note and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Required Lenders,” “holders of Notes” or any similar terms shall, unless the context clearly otherwise indicates, include each of the Agents and the Collateral Agents in its individual capacity. Each of the Agents and the Collateral Agents may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with any Credit Party or any Affiliate of any Credit Party as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from any Credit Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.
     Section 9.9 Treatment of Lenders. Each Borrower, each Agent, each Collateral Agent, and each Issuing Bank may deem and treat each Lender as the owner of such Lender’s Commitments, Loans, Notes and other interests hereunder for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent and the Canadian Administrative Agent.

     Section 9.10 Payments by Agents to Lenders.
     (a) [Intentionally deleted]
     (b) All payments to be made by either of the Agents to the Lenders shall be made by bank wire transfer or internal transfer of immediately available funds to each Lender pursuant to wire transfer instructions delivered in writing to the Administrative Agent or the Canadian Administrative Agent, as applicable, on or prior to the Closing Date (or if such Lender has become a Lender hereunder pursuant to Section 10.7(b), in the applicable Assignment and Acceptance), or pursuant to such other wire transfer instructions as each party may designate for itself by written notice to the Administrative Agent or the Canadian Administrative Agent, as applicable. Concurrently with each such payment, the Administrative Agent or the Canadian Administrative Agent, as applicable, shall identify whether such payment (or any portion thereof) represents principal, premium or interest on the Loans or otherwise. Unless the Agents receive notice from the Company prior to the date on which any payment is due to the Lenders, that the Borrowers will not make such payment in full as and when required, the Agents may assume that the Borrowers have made such payment in full to the applicable Agent on such date in immediately available funds and the Agents may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrowers have not made such payment in full to the Agents, each Lender shall repay to the Agents on demand such amount distributed to such Lender, together with interest thereon at the Federal Funds Rate for each day from the date such amount is distributed to such Lender until the date repaid.
     Section 9.11 Restrictions on Actions by Lenders; Sharing of Payments.
     (a) Each of the Lenders agrees that it shall not, unless it is specifically requested to do so by the Agents, set off against the Lender Indebtedness, any amounts owing by such Lender to any Borrower or any other Credit Party, or any accounts of any Borrower or any other Credit Party, in any such case whether now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so by the Agents, take or cause to be taken any action to enforce its rights under this Agreement or against the Borrowers and the other Credit Parties, including the commencement of any legal or equitable proceedings, to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.
     (b) If at any time or times any Lender shall receive (i) by payment, foreclosure, setoff or otherwise, any proceeds of Collateral or any payments with respect to the Lender Indebtedness owing to such Lender arising under, or relating to, this Agreement or the other Financing Documents, except for any such proceeds or payments received by such Lender from the Agents pursuant to the terms of this Agreement, or (ii) payments from the Agents in excess of such Lender’s ratable portion of all such distributions by the Agents, such Lender shall promptly (1) turn the same over to the Agents, in kind, and with such endorsements as may be required to negotiate the same to the Agents, or in same day funds, as applicable, for the account of all of the Lenders and for application to the Lender Indebtedness in accordance with the applicable provisions of this Agreement, or (2) purchase, without recourse or warranty, an undivided interest and participation in the Lender Indebtedness owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Applicable Percentages; provided, however, that if all or part of such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

     Section 9.12 Successor Agent.
     (a) Resignation . Either of the Agents may resign at any time by giving written notice thereof to the Lenders, the Issuing Banks and the Borrower Agent. Upon any such resignation, the Required Lenders shall have the right, upon five (5) days’ notice to the Borrower Agent, to appoint a successor Administrative Agent or Canadian Administrative Agent, as applicable (to act in the same capacity as the resigning Agent), subject to the prior written approval of the Borrower Agent, such approval not to be unreasonably withheld and not to be required during the existence of a Default. If no successor Administrative Agent or Canadian Administrative Agent, as applicable, shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the resigning Agent’s giving of notice of resignation then, upon five (5) days’ notice to the Borrower Agent, the resigning Agent may, on behalf of the Lenders, appoint a successor Administrative Agent or Canadian Administrative Agent, as applicable (subject to approval of the Borrower Agent, such approval not to be unreasonably withheld and not to be required during the existence of a Default), which, if the resigning Agent was the Canadian Administrative Agent, shall be an entity that is not a non-resident of Canada for purposes of the Income Tax Act (Canada) and if the resigning Agent was the Administrative Agent, shall be a bank or finance company which maintains an office in the United States, or a commercial bank organized under the laws of the United States of America or of any State thereof, or any Affiliate of such bank or finance company, having a combined capital and surplus of at least $250,000,000.
     (b) Rights, Powers, etc. Upon the acceptance of any appointment as an Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent’s resignation or removal hereunder as Agent, the provisions of this Article 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under this Agreement.
     Section 9.13 Collateral Agents and Arrangers. Notwithstanding anything contained in this Article 9 or any other Financing Document to the contrary, no Arranger shall have any right, power, obligation, liability, responsibility or duty under this Agreement or any other Financing Document other than those applicable to all Lenders as such. Notwithstanding anything contained in this Article 9 or any other Financing Document to the contrary, neither of the Arrangers shall have any obligation, liability, responsibility or duty under this Agreement or any other Financing Document. Notwithstanding anything contained in this Agreement or any other Financing Document to the contrary, all determinations under this Agreement and the other Financing Documents (including modifications to such Financing Documents) related, directly or indirectly, to the Collateral, borrowing base eligibility standards or reserves, intercreditor arrangements, collateral information rights, access rights, appraisal rights or audit rights (including, for the avoidance of doubt, any such determinations which are assigned to the Administrative Agent or Canadian Administrative Agent pursuant to this Agreement and other Financing Documents) shall be made by the Collateral Agents as set forth in this Section 9.13 (hereinafter collectively referred to as a “Collateral Matter”). If a Collateral Agent makes any proposal with respect to a Collateral Matter (including without limitation, proposes an adjustment or revision or interpretation of borrowing base eligibility standards or reserves), the other Collateral Agent shall respond to such proposal in three (3) Business Days. In the event that the Collateral Agents cannot agree on a determination with respect to a Collateral Matter, the determination shall be made by the individual Collateral Agent either asserting the more conservative credit judgment or declining to permit the requested action for which consent is being sought by the Borrowers, as applicable. Notwithstanding the foregoing, the records of Administrative Agent and Canadian Administrative Agent shall control, absent manifest error, with respect to all matters relating to the Loans, the Letters of Credit and the Collateral except to the extent otherwise provided herein.

     Section 9.14 Field Audit and Examination Reports. By signing this Agreement, each Lender:
     (a) is deemed to have requested that the Agents furnish such Lender promptly after it becomes available, a copy of each field audit or examination report (each a “Report” and collectively, “Reports”) prepared by or on behalf of either Agent or any Collateral Agent;
     (b) expressly agrees and acknowledges that none of the Agents or the Collateral Agents nor any Lender (i) makes any representation or warranty as to the accuracy of any Report, or (ii) shall be liable for any information contained in any Report;
     (c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that each of the Agents, the Collateral Agents, any Lender, or any other party performing any audit or examination will inspect only specific information regarding the Credit Parties and will rely significantly upon the Credit Parties’ books and records, as well as on representations of the Credit Parties’ personnel;
     (d) agrees to keep all Reports confidential and strictly for its internal use, and not to distribute except to its Participants or otherwise as permitted under Section 10.12, or use any Report in any other manner; and
     (e) without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold each of the Agents, the Collateral Agents, any such Lender, or such other party preparing a Report harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any Loans or other credit accommodations that the indemnifying Lender has made or may make to the Borrowers and the other Credit Parties, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a Loan or Loans of the Borrowers; and (ii) to pay and protect, and indemnify, defend and hold the Agents, the Collateral Agents, any such other Lender, and any such other party preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses and other amounts (including reasonable legal fees and disbursements) incurred by the Agents, the Collateral Agents, any such other Lender, or any such other party preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.
     Section 9.15 Agency for Perfection. Each Lender hereby appoints each other Lender as agent for the purpose of perfecting the Secured Parties’ security interest in assets which, in accordance with Article 9 of the UCC can be perfected only by possession. Should any Lender (other than the Administrative Agent) obtain possession of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or in accordance with the Administrative Agent’s instructions.
     Section 9.16 Lender Loss Sharing Agreement. On the CAM Exchange Date,
     (a) the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments shall have terminated in accordance with Article 8 of this Agreement,
     (b) each US Lender shall fund its participation in any outstanding Swingline Loans and Agent Advances in accordance with Sections 2.26, 2.27 and 2.28 of this Agreement, and each

Canadian Lender shall fund its participation in any outstanding Swingline Loans and Agent Advances in accordance with Sections 2.26, 2.27 and 2.28 of this Agreement,
     (c) each US Lender shall fund its participation in any unreimbursed drawings made under the applicable Letters of Credit pursuant to Section 2.3 of this Agreement, and each Canadian Lender shall fund its participation in any unreimbursed drawings made under the applicable Canadian Letters of Credit pursuant to Section 2.3 of this Agreement, and
     (d) the Lenders shall purchase at par interests in the Designated Obligations under each facility established under the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments (each a “Revolver Facility”) (and shall make payments to the Administrative Agent or the Canadian Administrative Agent, as applicable, for reallocation to other Lenders to the extent necessary to give effect to such purchases) and shall assume the obligations to reimburse Issuing Bank for unreimbursed drawings under outstanding Letters of Credit under such Revolver Facility such that, in lieu of the interests of each Lender in the Designated Obligations under the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments in which it shall participate immediately prior to the CAM Exchange Date, such Lender shall own an interest equal to such Lender’s CAM Percentage in each component of the Designated Obligations immediately following the CAM Exchange.
     (e) Each Lender and each Person acquiring a participation from any Lender as contemplated by Section 10.7 of this Agreement hereby consents and agrees to the CAM Exchange. Each Borrower agrees from time to time to execute and deliver to Lenders all such promissory notes and other instruments and documents as the Administrative Agent shall reasonably request to evidence and confirm the respective interests and obligations of Lenders after giving effect to the CAM Exchange, and each Lender agrees to surrender any promissory notes originally received by it in connection with its Loans under this Agreement to the Administrative Agent against delivery of any promissory notes so executed and delivered; provided that the failure of any Lender to deliver or accept any such promissory note, instrument or document shall not affect the validity or effectiveness of the CAM Exchange.
     (f) As a result of the CAM Exchange, from and after the CAM Exchange Date, each payment received by any Agent pursuant to any Financing Document in respect of any of the Designated Obligations shall be distributed to Lenders, pro rata in accordance with their respective CAM Percentages.
     (g) In the event that on or after the CAM Exchange Date, the aggregate amount of the Designated Obligations shall change as a result of the making of a disbursement under a Letter of Credit by an Issuing Bank that is not reimbursed by Borrowers, then each Lender shall promptly reimburse the applicable Issuing Bank for its CAM Percentage of such unreimbursed payment.
Notwithstanding any other provision of this Section 9.16, the Agents and Lenders each agree that if any Agent or any Lender is required under applicable law to withhold, remit or deduct any taxes or other amounts from payments made by it hereunder or as a result hereof, such Person shall be entitled to withhold, remit or deduct such amounts and pay over and remit such taxes or other amounts to the applicable Governmental Authority imposing such tax without any obligation to indemnify any Agent or any Lender with respect to such amounts and without any other obligation of gross up or offset with respect thereto and there shall be no recourse whatsoever by any Agent or any Lender subject to such withholding or remittance to any Agent or any other Lender making such withholding and paying over or remitting such amounts, but without diminution of the rights of any Agent or such Lender subject to such withholding or remittance as against Borrowers and the other Credit Parties to the extent (if any) provided in this Agreement and the other Financing Documents. Any amounts so withheld or deducted shall be treated as, for the purpose of this Section 9.16, having been paid to such Agent or such Lender with respect to whom such withholding, remittance or deduction was made.
ARTICLE 10
MISCELLANEOUS
     Section 10.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including, telecopy or similar teletransmission or writing) and shall be given to such party at its address or telecopy number set forth on the signature pages hereof (or, in the case of any Person that becomes a Lender after the date hereof, at the address shown in the Assignment and Acceptance pursuant to which such Person became a Lender) or such other address or telecopy number as such party may hereafter specify by notice to the Canadian Administrative Agent, the Administrative Agent and the Borrower Agent. Each such notice, request or other communication shall be effective (a) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, or (b) if given by any other means (including by air courier), when delivered at the address specified on the signature pages hereto; provided that notices to any Agent, any Collateral Agent, any Lender, or any Credit Party shall not be effective until actually and physically received. Any notice to be given to any Borrower or to all Borrowers pursuant to this Agreement or any of the other Financing Documents may be given to the Borrower Agent or to any other Borrower, and if given to the Borrower Agent or to any Borrower in the manner set forth in this Section 10.1, such notice shall be deemed to be effective notice to all Borrowers for purposes of this Agreement.
     Section 10.2 Amendments and Waivers. Neither this Agreement nor any other Financing Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 10.2. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and the Canadian Administrative Agent (and the Collateral Agents to the extent required under Section 9.13) may, from time to time, (x) enter into with the Borrowers, written amendments, supplements or modifications hereto and to the other Financing Documents for the purpose of adding any provisions to this Agreement or to the other Financing Documents or changing in any manner the rights or obligations of the Lenders or the Borrowers hereunder or thereunder, or (y) waive at the Borrowers’ request, on such terms and conditions as the Required Lenders or the Administrative Agent and the Canadian Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Financing Documents or any Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall:
     (a) reduce the amount or extend the scheduled date of maturity of any Loan or any Reimbursement Obligation or of any scheduled installment thereof or reduce the stated rate of any interest or fee payable hereunder or extend the date of any payment thereof or modify any provision that provides for the ratable sharing by the Lenders (or any sub-set of the Lenders) of any payment or prepayment of Lender Indebtedness to provide for a non-ratable sharing thereof or increase the amount or extend the expiration date of any Lender’s Revolving Credit Commitment or amend, modify or waive any provision of Section 2.11(f), (g), (h) or (i) or Section 2.20, in each case without the prior written consent of each Lender directly affected thereby;
     (b) change the currency in which any Loan or Reimbursement Obligation is payable or amend, modify or waive any provision of this Section 10.2 or reduce the percentage specified in the definition of Required Lenders without the written consent of all of the Lenders;

     (c) release (i) any Guarantee, (ii) all or substantially all of the Collateral or (iii) any part of the Collateral having a value (determined at the lesser of market or book value) in excess of $10,000,000 without the written consent of all of the Lenders, except as expressly permitted hereby, provided that the applicable Agent may release (without consent from the Lenders) any Collateral, and may release a Credit Party from the Guarantees, if such Collateral or Credit Party, as applicable, is sold, transferred or otherwise disposed of as permitted by Section 7.4, in reliance on an officer’s certificate of the Borrower Agent;
     (d) amend, modify or waive any provision of Article 9 without the written consent of any Agent or Collateral Agent directly affected thereby;
     (e) amend, modify or waive (1) any Letter of Credit Liability without the written consent of the applicable Issuing Bank or (2) any Letter of Credit without the consent of each Lender if such Letter of Credit, after giving effect to such amendment, modification or waiver, would no longer satisfy the requirements hereof if such Letter of Credit was being issued ab initio at such time, provided that in all cases other than clauses (1) or (2), only the consent of the applicable Issuing Bank shall be required to amend, modify or waive any Letter of Credit;
     (f) amend or modify the definitions of “Canadian Borrowing Base”, “US Borrowing Base”, “Eligible Account Advance Percentage”, “Eligible Inventory Advance Percentage”, “Eligible Accounts” or “Eligible Inventory” or any of the defined terms used in such definitions, without the written consent of all of the Lenders;
     (g) amend or modify the definition of “Block Event” or “Canadian Lockbox Direction Period” or any term or condition of this Agreement where either such definition is referred to, without the written consent of all of the Lenders;
     (h) amend or modify the definition of “Pro Rata Share” or the terms of Section 2.22 without the written consent of all of the Lenders; or
     (i) amend or modify Section 2.26 or Section 2.27 without the consent of the US Swingline Lender and the Canadian Swingline Lender, respectively.
     In addition, neither the Administrative Agent nor the Canadian Administrative Agent shall realize on any pledge of shares or stock forming part of the Collateral if such realization would result in the Lenders having beneficial ownership, control or title of any such pledged shares or stock, without the prior written consent of each Lender.
     No consent of the Lenders shall be required hereunder in connection with any waiver or amendment of the Fee Letter or any Bank Product, including any Swap Agreement or Cash Management Agreement. The Agents may, in their sole discretion in accordance with Section 2.28 and the other terms of this Agreement, make Agent Advances without the consent of any Revolving Lender. Any waiver and any amendment, supplement or modification pursuant to this Section 10.2 shall apply to each of the Lenders and shall be binding upon each Borrower, the Lenders, the Agents and all future holders of the Loans. In the case of any waiver, the Borrowers, the other Credit Parties, the Lenders, and the Agents shall be restored to their former position and rights hereunder and under the other Financing Documents, and any Default waived shall be deemed to be cured and not continuing, but no such waiver shall extend to any subsequent or other Default, or impair any right consequent thereon.
     If, in connection with any proposed amendment, waiver or consent (a “Proposed Change”) requiring the consent of all Lenders, the consent of Required Lenders is obtained, but the consent of other

Lenders is not obtained (any such Lender whose consent is not obtained as described in this paragraph being referred to as a “Non-Consenting Party”), then, so long as the Administrative Agent is not a Non-Consenting Party, at the Borrower Agent’s request, the Administrative Agent, or an assignee that is acceptable to the Administrative Agent, shall have the right (but not the obligation) to purchase from the Non-Consenting Parties (and their Related Affiliates), and the Non-Consenting Parties (and their Related Affiliates) agree that they shall sell, all the Non-Consenting Parties’ (and their Related Affiliates’) Commitments and Loans without premium or discount, in accordance with the provisions of Section 10.7 as if each such Non-Consenting Party (and Related Affiliate) is an assignor Lender under Section 10.7.
     Section 10.3 No Waiver; Remedies Cumulative. No failure or delay on the part of any Borrower, any Agent, any Collateral Agent, any Issuing Bank, any Lender, or any holder of any Note in exercising any right or remedy under this Agreement or any other Financing Document and no course of dealing between any Borrower and any Agent, any Collateral Agent, any Issuing Bank, any Lender, or any holder of any Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy under the Notes, this Agreement or any other Financing Document preclude any other or further exercise thereof or the exercise of any other right or remedy under the Notes, this Agreement or any other Financing Document. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies which any Borrower, any Agent, any Collateral Agent, any Issuing Bank, any Lender would otherwise have. No notice to or demand on any Borrower not required under the Notes, this Agreement or any other Financing Document in any case shall entitle any Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Agent, any Collateral Agent, any Issuing Bank, or the Lenders to any other or further action in any circumstances without notice or demand.
     Section 10.4 Payment of Expenses, Indemnities, etc. Each Borrower agrees to (and shall be jointly and severally liable for):
     (a) Expenses . Whether or not the transactions hereby contemplated are consummated, pay all out-of-pocket costs and expenses of the Agents and each Issuing Bank in the administration (both before and after the execution hereof and including advice of Canadian and US counsel for all Agents as to the rights and duties of such Agents with respect thereto) of, and in connection with the preparation, execution and delivery of, recording or filing of, and of the Collateral Agents in the preservation of rights under, enforcement of, interpretation of, and, during the continuance of a Default, refinancing, renegotiation or restructuring of, this Agreement, the Notes, and the other Financing Documents and any amendment, waiver or consent relating thereto (including, but not limited to, the fees and disbursements, for such purposes, of counsel for each Agent and Collateral Agent and, after Default, for any of the Lenders) and promptly reimburse each Agent and Collateral Agent for all amounts expended, advanced, or incurred by such Agent to satisfy any obligation of any Borrower under this Agreement or any other Financing Document; provided that, before the occurrence of a Default, all reimbursable out-of-pocket costs and expenses in connection with the preparation, execution and delivery of, and recording or filing of this Agreement, the Notes, and the other Financing Documents, or in connection with any amendment, waiver or consent relating thereto, shall be reasonable and, in the case of out-of-pocket legal fees and expenses, shall be limited to one Canadian law firm (and its local counsel in provinces where Collateral may be located) and one US law firm acting on behalf of both Agents and one law firm acting on behalf of the Collateral Agents. Without limiting the foregoing, the Borrowers shall pay to the Administrative Agent or the applicable Collateral Agent (i) all fees and expenses incurred by the Administrative Agent or the Canadian Administrative Agent or any Collateral Agent in connection with any collateral audits permitted hereunder, (ii) all fees and/or verification costs incurred by the Agents or Collateral Agents in connection with audits conducted against the Borrowers’ property and assets, up to a maximum of $1,000 per person, per day, (iii) all inventory appraisal costs and expenses permitted to be incurred hereunder, and (iv) any other out-of-pocket expenses related to any of the foregoing.

     (b) INDEMNIFICATION. INDEMNIFY EACH AGENT, EACH COLLATERAL AGENT, EACH ISSUING BANK, EACH LENDER, AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS AND AFFILIATES FROM, HOLD EACH OF THEM HARMLESS AGAINST, AND PROMPTLY UPON DEMAND PAY OR REIMBURSE EACH OF THEM FOR, ANY AND ALL ACTIONS, SUITS, PROCEEDINGS (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES), CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES OR EXPENSES OF ANY KIND OR NATURE WHATSOEVER WHICH MAY BE INCURRED BY OR ASSERTED AGAINST OR INVOLVE ANY OF THEM (WHETHER OR NOT ANY OF THEM IS DESIGNATED A PARTY THERETO) AS A RESULT OF, ARISING OUT OF OR IN ANY WAY RELATED TO (1) ANY ACTUAL OR PROPOSED USE BY ANY BORROWER OF THE PROCEEDS OF ANY OF THE LOANS; OR (2) ANY OTHER ASPECT OF THIS AGREEMENT, THE NOTES, AND THE FINANCING DOCUMENTS, INCLUDING BUT NOT LIMITED TO THE REASONABLE FEES AND DISBURSEMENTS OF COUNSEL (INCLUDING ALLOCATED COSTS OF INTERNAL COUNSEL) AND ALL OTHER EXPENSES INCURRED IN CONNECTION WITH INVESTIGATING, DEFENDING OR PREPARING TO DEFEND ANY SUCH ACTION, SUIT, PROCEEDING (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES) OR CLAIM, AND INCLUDING ALL ACTIONS, SUITS, PROCEEDINGS (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES), CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES OR EXPENSES ARISING BY REASON OF ORDINARY NEGLIGENCE OF EACH AGENT, EACH COLLATERAL AGENT, EACH ISSUING BANK, EACH LENDER AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS AND AFFILIATES; PROVIDED, HOWEVER, THE PROVISIONS OF THIS SECTION 10.4(b) SHALL NOT APPLY TO ANY ACTION, SUITS, PROCEEDINGS, CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES, OR EXPENSES TO THE EXTENT, BUT ONLY TO THE EXTENT, DETERMINED BY A FINAL AND NON-APPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION TO HAVE BEEN CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE PARTY SEEKING INDEMNIFICATION;
     (c) ENVIRONMENTAL INDEMNIFICATION. INDEMNIFY AND HOLD HARMLESS FROM TIME TO TIME EACH AGENT, EACH COLLATERAL AGENT, THE ISSUING BANKS, AND THE LENDERS EACH PERSON CLAIMING BY, THROUGH, UNDER OR ON ACCOUNT OF ANY OF THE FOREGOING AND THE RESPECTIVE DIRECTORS, OFFICERS, COUNSEL, EMPLOYEES, AGENTS, AFFILIATES, SUCCESSORS AND ASSIGNS OF EACH OF THE FOREGOING FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, COST RECOVERY ACTIONS, ADMINISTRATIVE ORDERS OR PROCEEDINGS, DAMAGES AND LIABILITIES (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) TO WHICH ANY SUCH PERSON MAY BECOME SUBJECT AND INCLUDING ANY AND ALL LOSSES, CLAIMS, COST RECOVERY ACTIONS, ADMINISTRATIVE ORDERS OR PROCEEDINGS, DAMAGES AND LIABILITIES (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) ARISING BY REASON OF THE ORDINARY NEGLIGENCE OF EACH AGENT, EACH COLLATERAL AGENT, THE ISSUING BANKS, AND THE LENDERS, EACH PERSON CLAIMING BY, THROUGH, UNDER OR ON ACCOUNT OF ANY OF THE FOREGOING AND THE RESPECTIVE DIRECTORS, OFFICERS, COUNSEL, EMPLOYEES, AGENTS, AFFILIATES, SUCCESSORS AND ASSIGNS OF EACH OF THE FOREGOING UNDER ANY ENVIRONMENTAL LAW APPLICABLE TO ANY BORROWER OR ANY OF THEIR RESPECTIVE PROPERTIES, INCLUDING WITHOUT LIMITATION, THE TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON ANY OF THEIR RESPECTIVE PROPERTIES, AS A RESULT OF THE BREACH OR NON-COMPLIANCE BY ANY CREDIT PARTY WITH ANY ENVIRONMENTAL LAW APPLICABLE TO ANY CREDIT PARTY, DUE TO PAST OWNERSHIP BY ANY CREDIT PARTY OF ANY OF THEIR RESPECTIVE PROPERTIES OR PAST ACTIVITY

ON ANY OF THEIR RESPECTIVE PROPERTIES WHICH, THOUGH LAWFUL AND FULLY PERMISSIBLE AT THE TIME, COULD RESULT IN PRESENT LIABILITY, THE PRESENCE, USE, RELEASE, STORAGE, TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON OR AT ANY OF THE PROPERTIES OWNED OR OPERATED BY ANY CREDIT PARTY, OR ANY OTHER ENVIRONMENTAL, HEALTH OR SAFETY CONDITION IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OTHER FINANCING DOCUMENT; PROVIDED, HOWEVER, NO INDEMNITY SHALL BE AFFORDED UNDER THIS SECTION 10.4(C) IN RESPECT OF ANY PROPERTY FOR ANY OCCURRENCE ARISING PRIMARILY FROM THE ACTS OR OMISSIONS OF AN AGENT OR ANY LENDER DURING THE PERIOD AFTER WHICH SUCH PERSON, ITS SUCCESSORS OR ASSIGNS SHALL HAVE OBTAINED ACTUAL PHYSICAL POSSESSION OF SUCH PROPERTY (WHETHER BY FORECLOSURE OR DEED IN LIEU OF FORECLOSURE, AS MORTGAGEE-IN-POSSESSION OR OTHERWISE); AND
     (d) ENVIRONMENTAL WAIVER. WITHOUT LIMITING THE FOREGOING PROVISIONS, EACH BORROWER HEREBY DOES WAIVE, RELEASE AND COVENANT NOT TO BRING AGAINST ANY OF THE PERSONS INDEMNIFIED IN THIS SECTION 10.4 ANY DEMAND, CLAIM, COST RECOVERY ACTION OR LAWSUIT THEY MAY NOW OR HEREAFTER HAVE OR ACCRUE (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) ARISING FROM ANY ENVIRONMENTAL LAW NOW OR HEREAFTER ENACTED (INCLUDING THOSE APPLICABLE TO ANY BORROWER) UNLESS THE ACTS OR OMISSIONS OF ANY SUCH PERSON OR THEIR RESPECTIVE SUCCESSORS AND ASSIGNS ARE THE PRIMARY CAUSE OF THE CIRCUMSTANCES GIVING RISE TO SUCH DEMAND, COST RECOVERY ACTION OR LAWSUIT, THE PRESENCE, USE, RELEASE, STORAGE, TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON OR AT ANY OF THE PROPERTIES OWNED OR OPERATED BY ANY CREDIT PARTY, OR THE BREACH OR NON-COMPLIANCE BY ANY CREDIT PARTY WITH ANY ENVIRONMENTAL LAW OR ENVIRONMENTAL COVENANT APPLICABLE TO ANY BORROWER, UNLESS THE ACTS OR OMISSIONS OF SUCH PERSON, ITS SUCCESSORS AND ASSIGNS ARE THE PRIMARY CAUSE OF THE CIRCUMSTANCES GIVING RISE TO SUCH DEMAND, CLAIM, COST RECOVERY ACTION OR LAWSUIT.
Each Borrower’s obligations under this Section 10.4 shall survive any termination of this Agreement and the payment of the Notes.
     Section 10.5 Right of Setoff. Subject to the rights of the Agents and the Lenders contained in Section 9.11 hereof, in addition to and not in limitation of all rights of offset that any Lender, any Issuing Bank or any of their Affiliates may have under applicable law, each Lender, and its Affiliates shall, upon the occurrence of any Event of Default and at any time during the continuance thereof and whether or not such Lender or Affiliate has made any demand or any of the Borrowers’ obligations are matured, have the right at any time and from time to time, without notice to any Credit Party (any such notice being expressly waived by each Borrower) to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by any such Lender or Affiliate to or for the credit or the account of the applicable Borrower against any and all of the Lender Indebtedness owing by such Borrower then outstanding, subject to the provisions of Section 2.11(f), (g), (h) and (i).
     Section 10.6 Benefit of Agreement. The Notes, this Agreement and the other Financing Documents shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto, provided that no Borrower may assign or transfer any of its interest hereunder or thereunder without the prior written consent of each Lender.

     Section 10.7 Successors and Assigns; Participations and Assignments.
     (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void). Except as otherwise expressly provided herein, nothing in this Agreement shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.
     (b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it, in the case of any Lender) by executing, and causing the assignee thereof to execute, an assignment and acceptance in the form attached hereto as Exhibit H (“Assignment and Acceptance”); provided, that:
     (1) the prior written consent (which consent shall not be unreasonably withheld) of each of the Borrower Agent and the Administrative Agent (and any Issuing Bank which has any Letters of Credit outstanding) shall be required as a condition to the effectiveness of any assignment; provided, that no such consent of the Borrower Agent, the Administrative Agent or any Issuing Bank shall be required in the case of an assignment to a Lender or an Affiliate of a Lender, except that the consent of the Borrower Agent and Administrative Agent shall be required in the case of (y) an assignment by a Canadian Revolving Lender to an assignee Canadian Revolving Lender that is not a Canadian Qualified Lender or (z) an assignment by a US Revolving Lender to an assignee US Revolving Lender that is not an Exempt US Lender;
     (2) except in the case of an assignment of the entire remaining Combined Interests of an assignor and its Related Affiliate, the aggregate amount of the Combined Interests assigned to an assignee and its Related Affiliate and the aggregate amount of the Combined Interests retained by the assignor and its Related Affiliate, after giving effect to such assignment, shall be not less than $10,000,000 (provided that if the Revolving Credit Commitments have expired or terminated, such limits shall apply to the amount of Revolving Credit Exposure assigned and retained);
     (3) no US Revolving Lender shall assign all or any part of its US Revolving Credit Commitment or US Revolving Credit Loans unless such US Revolving Lender (or its Related Affiliate, if applicable) assigns the same percentage of its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans to the same assignee (or Related Affiliate of the same assignee);
     (4) no Canadian Revolving Lender shall assign all or any part of its Canadian Revolving Credit Commitment or Canadian Revolving Credit Loans unless such Canadian Revolving Lender (or its Related Affiliate, if applicable) assigns the same percentage of its US Revolving Credit Commitment and US Revolving Credit Loans to the same assignee (or Related Affiliate of the same assignee);
     (5) if a Canadian Revolving Lender assigns all or a portion of its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans to an assignee (A) that is a Canadian Qualified Lender on the effective date of the assignment, or (B) at a time when an

Event of Default exists, then in any such case such assignee shall become a party hereto as a Canadian Revolving Lender;
     (6) if a US Revolving Lender assigns all or a portion of its US Revolving Credit Commitment and US Revolving Credit Loans to an assignee (A) that is an Exempt US Lender on the effective date of the assignment, or (B) at a time when an Event of Default exists, then in any such case such assignee shall become a party hereto as a US Revolving Lender;
     (7) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $2,500 (except with respect to the assignment between any Lender and an Affiliate of such Lender);
     (8) the assignee, if it shall not already be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire containing such information as the Administrative Agent may require; and
     (9) notwithstanding anything in this Agreement to the contrary, any consent of the Borrower Agent otherwise required under this paragraph shall not be required if a Default has occurred and is continuing.
     (10) notwithstanding anything in this Agreement to the contrary, in no event shall any Lender be permitted to make an assignment under this Section 10.7 to any Credit Party or any Affiliate of any Credit Party.
Subject to acceptance and recording thereof pursuant to Section 10.7(d), from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender, under this Agreement, and the assignor thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement except as otherwise expressly provided herein to the contrary (and, in the case of an Assignment and Acceptance covering all of the assignor’s rights and obligations under this Agreement, such assignor shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.17, 2.19, 2.21 and 10.4 and shall continue to be bound by all provisions contained herein providing for indemnification or reimbursement of the Agents and the Collateral Agents, to the extent the event or condition giving rise to such indemnification or reimbursement arose or existed while the assignor was a party hereto as a Lender). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with this Section 10.7(b). Notwithstanding the foregoing, the US Swingline Lender shall not be permitted to make a partial assignment of the US Swingline Commitment and the Canadian Swingline Lender shall not be permitted to make a partial assignment of the Canadian Swingline Commitment. Notwithstanding anything contained in this Agreement to the contrary, (i) no assignee of a Canadian Revolving Lender shall be permitted to seek any indemnification for, or the payment of, any Indemnified Taxes or Other Taxes described in Section 2.21 hereof or any penalties, interest and reasonable expenses arising therefrom or with respect thereto from the Canadian Credit Parties, unless (a) an Event of Default exists at the time of such assignment (regardless if an Event of Default exists at the time amounts are payable) or (b) amounts payable to the Canadian Revolving Lender from which the assignee received its assignment (the “assignor”) would have also been subject to, or such assignor would have also been required to pay, such Indemnified Taxes or Other Taxes, and (ii) no assignee of a US Revolving Lender shall be permitted to seek any indemnification for, or the payment of, any Indemnified Taxes or Other Taxes described in Section 2.21 hereof or any penalties, interest and reasonable expenses arising therefrom or with respect thereto from the US Borrowers, unless (a) an Event of Default exists at the time of such assignment (regardless if an Event of Default exists at the time amounts are payable) or (b) amounts payable to the US Revolving Lender from which the assignee received its assignment (the “assignor”) would have also been subject to, or such assignor would have also been required to pay, such Indemnified Taxes or Other Taxes.
     (c) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in Atlanta, Georgia a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and Reimbursement Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Issuing Banks, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by each Borrower, any Issuing Bank, and any Lender, at any reasonable time and from time to time upon reasonable prior notice.
     (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 10.7(b) and any written consent to such assignment required by Section 10.7(b), the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.
     (e) Any Lender may, without the consent of any Borrower, the Administrative Agent or any Issuing Bank, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including, all or a portion of its Commitment and the Loans and Reimbursement Obligations owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) each Borrower, the Agents, the Collateral Agents, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, (iv) any Canadian Revolving Lender that intends to sell a participation to a Person which is not a Canadian Qualified Lender shall give prior written notice thereof to the Borrowers, and (v) any US Revolving Lender that intends to sell a participation to a Person which is not an Exempt US Lender shall give prior written notice thereof to the Borrowers. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 10.2(a) or Section 10.2(b) that affects such Participant. Subject to this Section 10.7(e), each Borrower agrees that each Participant shall be entitled to the benefits of Section 2.17, Section 2.19 and Section 2.21 to the same extent as the Lender from which it acquired the participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.5 as though it were a Lender, provided such Participant agrees to be subject to Section 2.20 as though it were a Lender.

     (f) A Participant shall not be entitled to receive any greater payment under Section 2.19 or Section 2.21 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant.
     (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 10.7 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.
     (h) Subject to Section 10.12, each Borrower authorizes each Lender to disclose to any Participant or assignee (each, a “Transferee”) and any prospective Transferee any and all information in such Lender’s possession concerning the Borrowers and their Affiliates which has been delivered to such Lender by or on behalf of any Borrower pursuant to this Agreement or which has been delivered to such Lender by or on behalf of any Borrower in connection with such Lender’s credit evaluation of the Borrowers and their Affiliates prior to becoming a party to this Agreement. No assignment or participation made or purported to be made to any Transferee shall be effective without the prior written consent of the Borrowers if it would require it to make any filing with any Governmental Authority or qualify any Loan or Note under the laws of any jurisdiction, and the Company shall be entitled to request and receive such information and assurances as it may reasonably request from any Lender or any Transferee to determine whether any such filing or qualification is required or whether any assignment or participation is otherwise in accordance with applicable law.
     Section 10.8 Governing Law; Submission to Jurisdiction; etc.
     (a) Governing Law; Submission to Jurisdiction; etc . This Agreement shall be construed in accordance with and governed by the laws of the State of New York. Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the State of New York and any federal court sitting in the Southern District of New York, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Financing Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in the State of New York. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Nothing in this Agreement shall affect any right that any Agent, any Collateral Agent, any Issuing Bank, or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Financing Document against a Borrower or any other Credit Party or its properties in the courts of any other jurisdiction. Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 10.8(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any forum non conveniens defense to the maintenance of such action or proceeding in any such court. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.
     (b) WAIVER OF JURY TRIAL. TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, EACH OF THE BORROWERS, THE AGENTS, THE COLLATERAL AGENTS, THE ISSUING BANKS, AND THE LENDERS (i) IRREVOCABLY AND UNCONDITIONALLY

WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO ANY FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) IRREVOCABLY WAIVE ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; (iii) CERTIFY THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND (iv) ACKNOWLEDGE THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE OTHER FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BASED UPON, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.8.
     (c) Waiver of Consequential Damages. To the maximum extent allowed by applicable law, each Borrower, each Agent, each Collateral Agent, the Issuing Banks, and the Lenders (1) irrevocably waive any right each may have to claim or recover in any such litigation any special, exemplary, punitive or consequential damages, or damages other than, or in addition to, actual damages; (2) certifies that no party hereto nor any representative or counsel for any party hereto has represented, expressly or otherwise, or implied that such party would not, in the event of litigation, seek to enforce the foregoing waiver; and (3) acknowledges that it has been induced to enter into this Agreement, the other Financing Documents and the transactions contemplated hereby and thereby based upon, among other things, the mutual waivers and certifications contained in this Section 10.8.
     (d) Judgment Currency.
     (A) If, for the purpose of obtaining or enforcing any judgment against any Borrowers or any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10.8(d) referred to as the “Judgment Currency”) an amount due under any Financing Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 10.8(d) being hereinafter in this Section 10.8(d) referred to as the “Judgment Conversion Date”).
     (B) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 10.8(d)(i), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Borrower or Credit Party shall pay such additional amount (if any, but in any event not lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Borrower or Credit Party under Section 10.8(d)(ii) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Financing Documents.

     (C) The term “rate of exchange” in this Section 10.8(d) means the rate of exchange at which the Administrative Agent would, on the relevant date at or about 12:00 noon (Eastern Time), be prepared to sell the Obligation Currency against the Judgment Currency.
     Section 10.9 Independent Nature of Lenders’ Rights. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out of this Agreement, and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.
     Section 10.10 Invalidity. In the event that any one or more of the provisions contained in the Notes, this Agreement or in any other Financing Document shall, for any reason, be held invalid, illegal or unenforceable in any respect, (a) each Borrower agrees that such invalidity, illegality or unenforceability shall not affect any other provision of the Notes, this Agreement or any other Financing Document and (b) each Borrower and the Administrative Agent (acting on behalf and at the direction of the Lenders) and the Canadian Administrative Agent (acting on behalf and at the direction of the Canadian Revolving Lenders) will negotiate in good faith to amend such provision so as to be legal, valid, and enforceable.
     Section 10.11 Renewal, Extension or Rearrangement. All provisions of this Agreement and of any other Financing Documents relating to the Notes or other Lender Indebtedness shall apply with equal force and effect to each and all promissory notes hereafter executed which in whole or in part represent a renewal, extension for any period, increase or rearrangement of any part of the Lender Indebtedness originally represented by the Notes, or of any part of such other Lender Indebtedness.
     Section 10.12 Confidentiality. Each Agent, each Collateral Agent, Issuing Bank, and Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement (provided that prior to such disclosure, such Person has agreed in favor of the Borrowers to be bound by this Section 10.12), (g) with the written consent of the Borrowers or (h) to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section 10.12 or (2) becomes available to any Agent, any Collateral Agent, any Issuing Bank, or any Lender on a non-confidential basis from a source other than a Borrower. For the purposes of this Section 10.12, “Information” means all information marked “Confidential” that is received from any Borrower relating to a Borrower or its business, other than any such information that is available to any Agent, any Collateral Agent, any Issuing Bank, or any Lender on a non-confidential basis prior to disclosure by a Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section 10.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each Borrower acknowledges that the Agents, the Collateral Agents and Lenders may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which a Credit Party may have conflicting interests regarding the transactions contemplated by this Agreement or the other Financing Documents. Each Borrower also acknowledges that the Agents and the Collateral Agents have no obligation to use in connection with the transactions contemplated by this Agreement or the other Financing Documents, or to furnish to any Credit Party, confidential information obtained from other companies.
     Section 10.13 Interest. It is the intention of the parties hereto to conform strictly to usury laws applicable to each Agent, the Issuing Banks and the Lenders (collectively, the “Financing Parties”) and the Transactions. Accordingly, if the Transactions would be usurious as to any Financing Party under laws applicable to it, then, notwithstanding anything to the contrary in the Notes, this Agreement or in any other Financing Document or agreement entered into in connection with the Transactions or as security for the Notes, it is agreed as follows: (a) the aggregate of all consideration which constitutes interest under law applicable to any Financing Party that is contracted for, taken, reserved, charged or received by such Financing Party under the Notes, this Agreement or under any of such other Financing Documents or agreements or otherwise in connection with the Transactions shall under no circumstances exceed the maximum amount allowed by such applicable law, (b) in the event that the maturity of the Notes is accelerated for any reason, or in the event of any required or permitted prepayment, then such consideration that constitutes interest under law applicable to any Financing Party may never include more than the maximum amount allowed by such applicable law, and (c) excess interest, if any, provided for in this Agreement or otherwise in connection with the Transactions shall be canceled automatically by such Financing Party and, if theretofore paid, shall be credited by such Financing Party on the principal amount of the Borrowers’ Indebtedness to such Financing Party (or, to the extent that the principal amount of the Borrowers’ Indebtedness to such Financing Party shall have been or would thereby be paid in full, refunded by such Financing Party to the Borrowers). The right to accelerate the maturity of the Notes does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and the Financing Parties do not intend to collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to the Financing Parties for the use, forbearance or detention of sums included in the Lender Indebtedness shall, to the extent permitted by law applicable to such Financing Party, be amortized, prorated, allocated and spread throughout the full term of the Notes until payment in full so that the rate or amount of interest on account of the Lender Indebtedness does not exceed the applicable usury ceiling, if any. As used in this Section 10.13, the terms “applicable law” or “laws applicable to any Financing Party” means the law of any jurisdiction whose laws may be mandatorily applicable notwithstanding other provisions of this Agreement, or law of the United States of America or Canada applicable to any Financing Party and the Transactions which would permit such Financing Party to contract for, charge, take, reserve or receive a greater amount of interest than under such jurisdiction’s law.
     Section 10.14 Entire Agreement. The Notes, this Agreement and the other Financing Documents embody the entire agreement and understanding among the Agents, the Collateral Agents, the Issuing Banks, and the Lenders and other respective parties hereto and thereto and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof and may not be contradicted by evidence of prior or contemporaneous agreements of the parties. There are no unwritten oral agreements between the parties.
     Section 10.15 Attachments. The exhibits, schedules and annexes attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein, except that in the event of any conflict between any of the provisions of such exhibits and the provisions of this Agreement, the provisions of this Agreement shall prevail.
     Section 10.16 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all of which shall together constitute one and the same instrument. This Agreement and the other Financing Documents may be executed by facsimile and the effectiveness of this Agreement and the other Financing Documents and signatures thereon shall have the same force and effect as manually signed originals and shall be binding on all parties thereto. The Administrative Agent may require that any such documents and signatures be confirmed by a manually-signed original thereof, provided that the failure to request or deliver the same shall not limit the effectiveness of any facsimile signature.
     Section 10.17 Survival of Indemnities. The Borrowers’ obligations under Section 2.17, Section 2.19, Section 2.21 and Section 10.4, and the Lenders’ obligations under Section 9.7, shall survive the payment in full of the Loans and the Letter of Credit Liabilities and the termination of this Agreement.
     Section 10.18 Headings Descriptive. The headings of the several sections and subsections of this Agreement, and the table of contents, are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.
     Section 10.19 Exculpation Provisions. Each of the parties hereto specifically agrees that it has a duty to read this Agreement and the other Financing Documents and agrees that it is charged with notice and knowledge of the terms of this Agreement and the other Financing Documents; that it has in fact read this Agreement and is fully informed and has full notice and knowledge of the terms, conditions and effects of this Agreement; that it has been represented by legal counsel of its choice throughout the negotiations preceding its execution of this Agreement and the other Financing Documents; and has received the advice of its attorneys in entering into this Agreement and the other Financing Documents; and that it recognizes that certain of the terms of this Agreement and the other Financing Documents result in one party assuming the liability inherent in some aspects of the transaction and relieving the other party of its responsibility for such liability. Each party hereto agrees and covenants that it will not contest the validity or enforceability of any exculpatory provision of this Agreement and the other Financing Documents on the basis that the party had no notice or knowledge of such provision or that the provision is not “conspicuous.”
     Section 10.20 No Fiduciary Relationship. Each Borrower acknowledges and agrees that, in connection with all aspects of each transaction contemplated by this Agreement, the Borrowers and the other Credit Parties, on the one hand, and Bank of America, Bank of America — Canada Branch, Banc of America Securities LLC and each of their Affiliates through which they may be acting (collectively, the “Bank of America Entities”), on the other hand, have an arms-length business relationship that creates no fiduciary duty on the part of any Bank of America Entity and each Borrower expressly disclaims any fiduciary relationship.
     Section 10.21 Secured Affiliates. For purposes of this Agreement and all other Financing Documents (other than applicable Swap Agreements, Cash Management Agreements and other agreements with respect to Bank Products), if a Secured Affiliate of a Lender has entered into one or more Swap Agreements, Cash Management Agreements or other agreements with respect to Bank Products, with any Credit Party, then to the extent that such Secured Affiliate has rights against or is owed obligations by (or if the affiliated Lender, rather than the Secured Affiliate, were the counter-party to the applicable Swap Agreement or the other party to the applicable Cash Management Agreement or other agreement with respect to Bank Products, such rights or obligations that such Lender has) the Borrowers hereunder or under any other Financing Document (other than applicable Swap Agreements, Cash Management Agreements and other agreements with respect to Bank Products), such affiliated Lender shall be the agent and attorney-in-fact for such Secured Affiliate with regard to any such rights and obligations, or deemed rights and obligations, as if such Lender were the counter-party to the applicable Swap Agreement or the other party to the applicable Cash Management Agreement or other agreement with respect to Bank Products including, but not limited to, the following: (a) all distributions or payments in respect of Collateral owing to such Secured Affiliate shall be distributed or paid to such Lender, (b) all representations, statements or disclaimers made herein or in any Financing Document by or to such Lender shall be deemed to have been made by or to such Secured Affiliate, and (c) all obligations incurred by such Lender that would have been incurred by the Secured Affiliate if it were a party hereto (including, but not limited to, obligations under Section 9.7) shall be the obligations of such Lender, and such Lender, as the agent and attorney-in-fact of its Secured Affiliate, will make any and all payments owing to the Agents with respect to such obligations or deemed obligations of its Secured Affiliate. Each such Lender represents, warrants and covenants to and with the Agents that such Lender has, or at all applicable times will have, full power and authority to act as agent and attorney-in-fact for its Secured Affiliates. Under no circumstance shall any Secured Affiliate have any voting rights hereunder and the voting rights of any affiliated Lender shall not be increased by virtue of the obligations owing to any such Secured Affiliate.
[THIS PAGE INTENTIONALLY LEFT BLANK.]

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the date first above written.

US BORROWERS: GERDAU AMERISTEEL US INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Corporate Secretary

GERDAU AMERISTEEL SAYREVILLE INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU AMERISTEEL PERTH AMBOY INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

SHEFFIELD STEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CHAPARRAL STEEL COMPANY
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CHAPARRAL STEEL TEXAS, LLC
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CHAPARRAL (VIRGINIA) INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CHAPARRAL STEEL MIDLOTHIAN, LP By it general partner, CHAPARRAL STEEL TEXAS, LLC
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

AMERICAN MATERIALS TRANSPORT, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

ENCO MATERIALS, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CANADIAN BORROWER: GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel, Corporate Secretary

OTHER CANADIAN BORROWING BASE PARTY: CONSOLIDATED RECYCLING INCORPORATED
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel, Corporate Secretary

Address for notice for all Credit Parties:	4221 West Boy Scout Boulevard
Suite 600
Tampa, Florida 33607
Attention: _______________
Fax: _______________

LENDERS AND AGENTS:
Notice Address:	BANK OF AMERICA, N.A.,
300 Galleria Parkway, Suite 800	as the Administrative Agent and a Collateral Agent
Atlanta, Georgia 30339	a US Revolving Lender and the US Swingline Lender
Attention: Portfolio Manager
Fax: 404-607-3277

By:	/s/ Robert J. Walker
	Name:	Robert J. Walker
	Title:	Senior Vice President

BANK OF AMERICA, N.A.
Lending Office Address:	(acting through its Canada branch), as the Canadian Administrative Agent, a Collateral Agent, a Canadian Revolving Lender, and the Canadian Swingline Lender

200 Front Street West, Suite 2700 Toronto, Ontario M5V 3L2 Attention: Medina Sales DeAndrade	By:	/s/ Medina Sales DeAndrade
Fax: 416-349-4282/4283		Name:	Medina Sales DeAndrade
		Title:	Vice President

Notice Address:
300 Galleria Parkway, Suite 800
Atlanta, Georgia 30339
Attention: Portfolio Manager
Fax: 404-607-3277

WACHOVIA CAPITAL FINANCE
Lending Office Address:	CORPORATE (NEW ENGLAND),
as a US Revolving Lender

2450 Colorado Ave #3000W Santa Monica, CA 90404 Attention: Yelena Kravchuk	By:	/s/ Michael P. Baranowski
Fax: 866-615-7803		Name:	Michael P. Baranowski
		Title:	Vice President

Notice Address:
2450 Colorado Ave #3000W
Santa Monica, CA 90404
Attention: Yelena Kravchuk
Fax: 866-615-7803

WACHOVIA CAPITAL FINANCE
Lending Office Address:	CORPORATE (CANADA),
as a Canadian Revolving Lender

2450 Colorado Ave #3000W Santa Monica, CA 90404 Attention: Yelena Kravchuk	By:	/s/ Michael P. Baranowski
Fax: 866-615-7803		Name:	Michael P. Baranowski
		Title:	Vice President

Notice Address:
2450 Colorado Ave #3000W Santa Monica, CA 90404 Attention: Yelena Kravchuk

GENERAL ELECTRIC CAPITAL
Lending Office Address:	CORPORATION, as a Collateral Agent
and a Collateral Agent and a US Revolving Lender

201 Merritt 7 P.O. Box 5201 Norwalk, CT 06851 Attention: Gerdau Portfolio Analyst Fax: 203-229-5789	By:	/s/ Michael R. Todorow
		Name:	Michael R. Todorow
		Title:	Duly Authorized Signatory

Notice Address:
500 W. Monroe St.
12th Floor
Chicago, IL 60661
Attention: Gerdau Acct. Manager
Fax: 312-463-3840

GENERAL ELECTRIC CAPITAL
Lending Office Address:	CORPORATION, as a Collateral Agent
and a Canadian Revolving Lender

201 Merritt 7 P.O. Box 5201 Norwalk, CT 06851 Attention: Gerdau Portfolio Analyst Fax: 203-229-5789	By:	/s/ Michael R. Todorow
		Name:	Michael R. Todorow
		Title:	Duly Authorized Signatory

Notice Address:
500 W. Monroe St.
12th Floor
Chicago, IL 60661
Attention: Gerdau Acct. Manager
Fax: 312-463-3840

HSBC BANK USA, N.A.,
Lending Office Address:	as a US Revolving Lender

424 Fifth Ave, T-5
New York, NY 10018
Attention: Adam Hendley	By:	/s/ Adam Hendley

Fax: 212-525-6581		Name: Adam Hendley
Title: Vice President

Notice Address:
One HSBC Center, Floor 26
Buffalo, NY 14203
Attention: Donna Riley
Fax: 716-841-0269

HSBC BANK USA, N.A.,
Lending Office Address:	as a Canadian Revolving Lender

424 Fifth Ave, T-5
New York, NY 10018
Attention: Adam Hendley	By:	/s/ Adam Hendley

Fax: 212-525-6581		Name: Adam Hendley
Title: Vice President

Notice Address:
One HSBC Center, Floor 26
Buffalo, NY 14203
Attention: Donna Riley
Fax: 716-841-0269

BANCO SANTANDER, S.A.,
Lending Office Address:	NEW YORK BRANCH,
as a US Revolving Lender
45 East 53rd Street
New York, NY 10022
Attention:	By:	/s/ Ignacio Campillo

Fax:		Name: Ignacio Campillo
Title: Managing Director

Notice Address:
45 East 53rd Street
New York, NY 10022	By:	/s/ Jesus Lopez

Attention: Javier Diaz		Name: Jesus Lopez
Fax: 212-350-3690		Title: Senior Vice President

THE BANK OF NOVA SCOTIA,
Lending Office Address:	as a US Revolving Lender

720 King Street West
2nd Floor
Toronto ON M5V 2T3
Canada
Attention: Estella Xue	By:	/s/ Todd Meller

Fax: 212-225-5709		Name: Todd Meller
Title: Managing Director

Notice Address:
One Libery Plaza
26th Floor
New York, NY 10006
Attention: Frans Braniotis
Fax: 212-225-52554

THE BANK OF NOVA SCOTIA,
Lending Office Address:	as a Canadian Revolving Lender

Loan Admin Office
720 King Street West
2nd Floor	By:	/s/ Stephen H. Corey

Toronto ON M5V 2T3		Name: Stephen H. Corey
Canada		Title: Director
Attention:
Fax:
	By:	/s/ Donna Shaln

Name: Donna Shaln
Title: Director
Notice Address:
GWS Loan & Derivative
Operations
720 King Street West
2nd Floor
Toronto ON M5V 2T3
Canada
Attention:
Fax:

JPMORGAN CHASE BANK, N.A.,
Lending Office Address:	as a US Revolving Lender

270 Park Avenue, 4th Floor
New York, NY 10017
Attention: Pablo Ogarrio	By:	/s/ Pablo Ogarrio

Fax: 212-270-5100		Name: Pablo Ogarrio
Title: Vice President

Notice Address:
270 Park Avenue, 4th Floor
New York, NY 10017
Attention: Pablo Ogarrio
Fax: 212-270-5100

JPMORGAN CHASE BANK, N.A.,
Lending Office Address:	TORONTO BRANCH,
as a Canadian Revolving Lender
270 Park Avenue, 4th Floor
New York, NY 10017
Attention: Pablo Ogarrio	By:	/s/ Pablo Ogarrio

Fax: 212-270-5100		Name: Pablo Ogarrio
Title: Vice President

Notice Address:
270 Park Avenue, 4th Floor
New York, NY 10017
Attention: Pablo Ogarrio
Fax: 212-270-5100

BNP PARIBAS,
Lending Office Address:	as a US Revolving Lender

787 7th Avenue
New York, NY 10019
Attention: Jeff Stufsky	By:	/s/ Jeff Stufsky

Fax: 212-841-2052		Name: Jeff Stufsky
Title: Managing Director

Notice Address:
787 7th Avenue	By:	/s/ Laureline de Lichana

New York, NY 10019		Name: Laureline de Lichana
Attention: Anna Seghini		Title: Vice President
Fax: 212-841-2537

BNP PARIBAS (CANADA),
Lending Office Address: 1981 McGill College Ave.	as a Canadian Revolving Lender
Montreal, PQ
H3A 2W8
	By:	/s/ Christopher Rice

Name: Christopher Rice
Title: Vice President

Notice Address:
1981 McGill College Ave.	By:	/s/ Jean-Philippe Cadot

Montreal, PQ		Name: Jean-Philippe Cadot
H3A 2W8		Title: Director

CALYON NEW YORK BRANCH,
Lending Office Address:	as a US Revolving Lender
1301 Ave of the Americas
New York, NY 10019
Attention: Elvis Grgurovic
Fax: 212-261-3375	By:	/s/ Elvis Grgurovic

Name: Elvis Grgurovic
Title: Director

Notice Address:
1301 Ave of the Americas	By:	/s/ Mischa Zabotin

New York, NY 10019		Name: Mischa Zabotin
Attention: Elvis Grgurovic		Title: Managing Director
Fax: 212-261-3375

Lending Office Address:	CITIBANK, N.A., as a US Revolving Lender

1615 Brett Road
Newcastle, DE 19720
Attention: Dureyea Garnett
Fax: 212-994-0847	By:	/s/ Brendan Mackay

		Name:	Brendan Mackay
		Title:	Vice President

Notice Address:
388 Greenwich St.
New York, NY 10013
Attention: Brendan Mackay
Fax: 646-291-3363

Lending Office Address:	CITIBANK, N.A., as a Canadian Revolving Lender
123 Front Street West
Toronto, Ontario
M5J 2M3
Attention: Virginia Sevilla
Fax: 416-915-6347	By:	/s/ Niyousha Zarinpour

		Name:	Niyousha Zarinpour
		Title:	Authorised Signer
Notice Address:
123 Front Street West
Toronto, Ontario
M5J 2M3
Attention: Virginia Sevilla
Fax: 416-915-6347

Lending Office Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as a US Revolving Lender

595 Bay Street
5th Floor
Attention: Betty Scheubel	By:	/s/ Caroline Adams

Fax: 905-948-1934		Name:	Caroline Adams
		Title:	Authorized Signatory

Notice Address:
595 Bay Street
5th Floor
Toronto, ON M5G 2C2
Attention: Angela Tom
Fax: 905-415-9484

Lending Office Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Revolving Lender

40 Dundas Street
5th Floor
Toronto, ON M5G 1A2
Attention: Robert Lo Faso	By:	/s/ Caroline Adams

Fax: 416-980-5855		Name:	Caroline Adams
		Title:	Authorized Signatory

Notice Address:
40 Dundas Street
5th Floor
Toronto, ON M5G 1A2
Attention: Julia Ballantyne Thomas Lasko
Fax: 416-980-5855

Lending Office Address:	U.S. BANK NATIONAL ASSOCIATION, as a US Revolving Lender

120 Adelaide St. West Suite 2300
Toronto, ON M5H 1T1
Attention: Paul Rodgers
Fax: 416-306-3567
	By:	/s/ Marcelle Dadoun

		Name:	Marcelle Dadoun On behalf of Paul Rodgers — Principal Officer
		Title:	Compliance Officer

Lending Office Address:	U.S. BANK NATIONAL ASSOCIATION CANADA BRANCH, as a Canadian Revolving Lender
120 Adelaide St. West Suite 2300
Toronto, ON M5H 1T1
Attention: Paul Rodgers	By:	/s/ Matthew Kasper

Fax: 416-306-3567		Name:	Matthew Kasper On behalf of Paul Rodgers — Principal Officer
		Title:	Relationship Manager

Lending Office Address:	COMERICA BANK, a Texas banking association as a US Revolving Lender

Comerica Bank
910 Louisiana Street, Suite 400
Houston, Texas 77002
Attention: Laerte Barros	By:	/s/ Laerte Barros

Fax:		Name:	Laerte Barros
		Title:	Vice President

Notice Address:
Comerica Bank
910 Louisiana Street, Suite 400
Houston, Texas 77002
Attention: Laerte Barros
Fax:

Lending Office Address:	COMERICA BANK, CANADIAN BRANCH as a Canadian Revolving Lender

Suite 2210, South Tower
Royal Bank Plaza
200 Bay Street,
Toronto, Canada M5J 2U2
Attention:	By:	/s/ Omer Ahmed

Fax:		Name:	Omer Ahmed
		Title:	Portfolio Manager

Notice Address:
Suite 2210, South Tower
Royal Bank Plaza
200 Bay Street,
Toronto, Canada M5J 2U2
Attention:
Fax:

Lending Office Address:	BANK OF MONTREAL as a US Revolving Lender

115 South LaSalle Street
Chicago, IL 60603
Attention: Thad Rasche	By:	/s/ Thad Rasche

Fax: 312-461-2591		Name:	Thad Rasche
		Title:	Director

Notice Address:
115 South LaSalle Street
Chicago, IL 60603
Attention: Thad Rasche
Fax: 312-461-2591

Lending Office Address:	BANK OF MONTREAL as a Canadian Revolving Lender

234 Simcoe Street, 3rd Floor
Toronto, ON M5T 1T4
Attention: Jinnie Chan	By:	/s/ Thad Rasche

Fax: 416-598-6230		Name:	Thad Rasche
		Title:	Director

Notice Address:
234 Simcoe Street, 3rd Floor
Toronto, ON M5T 1T4
Attention: Jinnie Chan
Fax: 416-598-6230

Lending Office Address:	SUNTRUST BANK as a US Revolving Lender

303 Peachtree Street, N.E.
23rd Floor
Atlanta, GA 30308
Attention: Patrick Wiggins	By:	/s/ Patrick Wiggins

Fax: 404-813-5890		Name:	Patrick Wiggins
		Title:	Vice President

Notice Address:
303 Peachtree Street, N.E.
23rd Floor
Atlanta, GA 30308
Attention: Patrick Wiggins
Fax: 404-813-5890

Lending Office Address:	REGIONS BANK as a US Revolving Lender

Regions Bank
191 Peachtree Street, Suite 3800
Atlanta, Georgia 30303
Attention: Credit Manager	By:	/s/ Elizabeth L. Waller

Fax: 404-221-4361		Name:	Elizabeth L. Waller
		Title:	Senior Vice President

Notice Address:
Regions Bank
191 Peachtree Street, Suite 3800
Atlanta, Georgia 30303
Attention: Credit Manager
Fax: 404-221-4361

ANNEX I

	US Revolving	Canadian	Total Revolving
	Credit	Revolving Credit	Credit
Lender	Commitments	Commitments	Commitments
Bank of America, N.A.	$56,274,509.80		$56,274,509.80
Bank of America, N.A. (acting through its Canada branch)		$13,725,490.20	$13,725,490.20
Wachovia Capital Finance Corporation (New England)	$56,274,509.80		$56,274,509.80
Wachovia Capital Finance Corporation (Canada)		$13,725,490.20	$13,725,490.20
General Electric Capital Corporation	$52,254,901.96	$12,745,098.04	$65,000,000.00
HSBC Bank USA, N.A.	$48,235,294.12	$11,764,705.88	$60,000,000.00
Banco Santander, S.A., New York Branch	$60,000,000.00		$60,000,000.00
Bank of Nova Scotia	$36,176,470.59	$8,823,529.41	$45,000,000.00
JP Morgan Chase Bank, N.A.	$32,156,862.75		$32,156,862.75
JP Morgan Chase Bank, N.A. Toronto Branch		$7,843,137.25	$7,843,137.25
BNP Paribas	$32,156,862.75		$32,156,862.75
BNP Paribas (Canada)		$7,843,137.25	$7,843,137.25
Calyon New York Branch	$40,000,000.00		$40,000,000.00
Citibank, N.A.	$24,117,647.06		$24,117,647.06
Citibank, N.A., Canadian Branch		$5,882,352.94	$5,882,352.94
Canadian Imperial Bank of Commerce	$20,098,039.22	$4,901,960.78	$25,000,000.00
U.S. Bank National Association	$20,098,039.22		$20,098,039.22
U.S. Bank National Association Canada Branch		$4,901,960.78	$4,901,960.78
Comerica Bank	$16,078,431.37		$16,078,431.37
Comerica Bank, Canadian Branch		$3,921,568.63	$3,921,568.63
Bank of Montreal	$16,078,431.37	$3,921,568.63	$20,000,00000

	US Revolving	Canadian	Total Revolving
	Credit	Revolving Credit	Credit
Lender	Commitments	Commitments	Commitments
SunTrust Bank	$20,000,000.00		$20,000,000.00
Regions Bank	$20,000,000.00		$20,000,000.00

Total	$550,000,000.00	$100,000,000.00	$650,000,000

US Swingline Lender	US Swingline Commitment

Bank of America, N.A.	$25,000,000

Canadian Swingline Lender	Canadian Swingline Commitment

Bank of America, N.A.	$15,000,000
(acting through its Canada branch)

SCHEDULES

Schedule 1.1(A)	Projections
Schedule 2.3	Existing Letters of Credit
Schedule 3.1(f)	List of Stock Certificates
Schedule 3.1(g)	List of Regulatory Approvals, Consents and Waivers
Schedule 5.7	Litigation
Schedule 5.9	US Employee Benefits Disclosures
Schedule 5.10	Canadian Employee Benefits Disclosures
Schedule 5.15	Compliance with Laws
Schedule 5.19	Capital Structure
Schedule 5.20	Insurance
Schedule 5.21	Environmental Matters
Schedule 5.23	Employee Matters
Schedule 5.24	Real Property Locations
Schedule 5.26	Indebtedness
Schedule 6.5	Insurance
Schedule 7.3	Permitted Liens
Schedule 7.6	Permitted Investments
Schedule 7.18	Bank Accounts

EXHIBITS

Exhibit A	Form of Bailee’s Letter
Exhibit B-1	Form of US Borrowing Base Report
Exhibit B-2	Form of Canadian Borrowing Base Report
Exhibit C-1	Form of Borrowing Request (US Revolving Credit Loan)
Exhibit C-2	Form of Borrowing Request (Canadian Revolving Credit Loans)
Exhibit C-3	Form of Request for US Letters of Credit
Exhibit C-4	Form of Request for Canadian Letters of Credit
Exhibit C-5	Form of Borrowing Request (US Swingline Loans)
Exhibit D-1	Form of Canadian Revolving Credit Note (C$)
Exhibit D-2	Form of Canadian Revolving Credit Note (US$)
Exhibit E	Form of Perfection Certificate and Perfection Certificate Update
Exhibit F	Form of US Revolving Credit Note
Exhibit G	Form of No Default/Compliance Certificate
Exhibit H	Form of Assignment and Acceptance

EXHIBIT A
FORM OF BAILEE’S LETTER
                                        , 200_
[NAME OF BAILEE]
[ADDRESS OF BAILEE]

          Re:                                          (the “Bailor”)
Ladies and Gentlemen:
     This letter (this “Letter”) is to advise                                          (the “Bailee”) that certain [US Borrowers / Canadian Borrower], including the Bailor (collectively, the “Borrowers”) executed and delivered to [Bank of America, N.A. / Bank of America, N.A. (acting through its Canada branch)], as the [Administrative Agent / Canadian Administrative Agent] for certain lenders (in such capacity, the “Administrative Agent”), a Credit Agreement dated December ___, 2009, among the Borrowers, the Administrative Agent and the other parties thereto (as modified, amended, renewed, extended, restated or replaced from time to time, the “Credit Agreement”), and certain related security agreements, pursuant to which the Borrowers granted to the Administrative Agent a security interest in, among other things, all inventory of the Bailor, some of which is in possession of the Bailee from time to time (the “Controlled Inventory”). By executing this Letter, the Bailee acknowledges that from time to time the Bailee is in possession of Controlled Inventory located at the Bailee’s premises, including, without limitation, the Bailee’s premises at [address of bailee], and that, because of the Administrative Agent’s interest in the Controlled Inventory, the instructions contained in this Letter are irrevocable and cannot be altered or amended without the prior written consent of the Administrative Agent. The Bailor’s execution of this Letter is conclusive evidence to the Bailee of its confirmation of and agreement to the foregoing and of its agreement to be bound by all terms of this Letter on which the Bailee is entitled to rely for all purposes until written notice of termination of this Letter is given to the Bailee by the Administrative Agent.
     The Bailee recognizes the Administrative Agent’s continuing security interest in the Controlled Inventory and in the proceeds thereof. The Bailee covenants and agrees that the Controlled Inventory is and shall remain owned by the Bailor, and that the Administrative Agent may at any time and from time to time inspect, repossess and/or remove the Controlled Inventory while in possession of the Bailee without accountability to the Bailee therefor and free of any lien, security interest, right or claim which the Bailee may now or hereafter have, such right of the Administrative Agent being independent of any other right or remedy the Administrative Agent may have. The Bailee hereby authorizes and empowers the Administrative Agent to access the premises where the Controlled Inventory is located for the purposes of guarding and maintaining the Controlled Inventory, preparing and showing the same for sale and/or conducting a sale thereof. The Bailee hereby waives and releases, for the benefit of the Administrative Agent, its successors and assigns, any and all liens, security interests, rights and claims of every kind, whether contractual or by law, which the Bailee may now or hereafter have with respect to the Controlled Inventory, including, without limitation, any rights to seize, hold, restrain, levy upon, take possession of, sell or otherwise transfer or dispose of the Controlled Inventory.
     So long as no Default Period (hereinafter defined) is continuing, the Bailor may control the Controlled Inventory. From the date on which the Administrative Agent notifies the Bailee that an “Event of Default” (as defined in the Credit Agreement) has occurred and thereafter until the Bailee receives notice from the Administrative Agent that such Event of Default is no longer continuing and that no other Event of Default is continuing (such period being referred to herein as a “Default Period”), the Bailee, the Bailor and the Administrative Agent agree that the Administrative Agent shall have the exclusive right to direct the Bailee as to control of the Controlled Inventory, which includes, without limitation, the right to dispose of, repossess or remove the Controlled Inventory, and the Bailee shall not comply in any respect with any request or direction by the Bailor in connection with the Controlled Inventory, unless consented to in writing by the Administrative Agent.
     At any time when the Bailee has possession of the Controlled Inventory, the Bailee agrees to prevent the commingling of the Controlled Inventory in its possession with other inventory, goods or items in the Bailee’s possession by clearly separating, dividing or otherwise isolating the Controlled Inventory from all such other items in the Bailee’s possession. The Bailee will also clearly identify the Controlled Inventory as belonging to the Bailor, through the use of labels, tags, or other similar coding methods.
     The Bailee will from time to time deliver to the Administrative Agent, upon the written request of the Administrative Agent (which request may be by facsimile transmission) and at the Bailor’s cost and expense, such information regarding the Controlled Inventory as may be reasonably requested by the Administrative Agent, and the Bailee will notify the Administrative Agent promptly if the Bailee acquires knowledge that the Controlled Inventory shall become subject to any injunction, writ or warrant of attachment or garnishment, judgment, levy and execution, or similar process.
     The Bailor agrees that the Bailee shall be fully protected in acting on any notice or direction by the Administrative Agent relating to the Controlled Inventory without making any inquiry whatsoever as to the Administrative Agent’s right or authority to give such notice or direction. Further, the Bailee shall have no liabilities to the Bailor or the Administrative Agent other than those imposed upon it by law for its own lack of good faith, gross negligence or willful misconduct. The Bailee shall not be liable for consequential, indirect or special damages, even if the Bailee has been advised of the possibility of such damages. The Bailee shall not be liable for any failure or delay in performing any service under this Letter in the event and to the extent that such failure arises out of causes beyond the Bailee’s control, including but not limited to war, civil commotion, an Act of God, fire, flood, explosion, sabotage, failure or interruption of electrical or other power supplies or of transportation services, compliance with governmental laws, regulations or orders, and strikes and lockouts.
     The Bailor agrees to pay the Bailee’s costs and expenses, including reasonable legal fees, in connection with the execution, delivery and administration of this Letter.
     The Bailor hereby agrees to indemnify and save the Bailee harmless from and against any and all losses, costs and expenses arising out of the compliance by the Bailee with the terms of the instructions contained herein.
     This Letter may only be terminated by the Administrative Agent upon written notice to the Bailee.
     [This Letter supersedes and replaces the bailee’s letter dated                                                               and any other bailee’s letter in regard to the Controlled Inventory.]
[Remainder of page intentionally left blank.]

      If the foregoing instructions, terms and agreements are acceptable to the Bailee, please indicate the Bailee’s acceptance by signing this letter in the space provided below and returning it to the Bailor.

Sincerely, [BAILOR]
By:

Name:

Title:

AGREED AND ACCEPTED:
[BANK OF AMERICA, N.A. /
BANK OF AMERICA, N.A.
(acting through its Canada branch)],

as [Canadian] Administrative Agent	Address for Notice:

By:

Name:

Title:

Attention:

[BAILEE]

By:

Name:

Title:

EXHIBIT C-1
FORM OF BORROWING REQUEST (US REVOLVING CREDIT LOANS)

TO:	BANK OF AMERICA, N.A., in its capacity as Administrative Agent under the Credit Agreement (as defined below)

RE:	Credit Agreement dated December ___, 2009, made among each of the undersigned, in its capacity as Borrower Agent, the US Borrowers, you and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)
          We refer to the US Revolving Credit Commitments of the US Revolving Lenders under the Credit Agreement and we hereby give you notice that on [insert date, which must be a Business Day] we wish to obtain a US Revolving Credit Loan in the aggregate principal amount of U.S.$                                        .
          The Loan requested hereby is to take the form of:
          [  ] an ABR Loan
          [  ] a LIBOR Loan
          The Interest Period in respect of the LIBOR Loan requested hereby is ___ months1.
          We hereby certify, on behalf of US Borrowers, after due and careful investigation, that:
(i)	all representations and warranties contained in the Credit Agreement and in the other Financing Documents executed and delivered on or after the Closing Date are true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date hereof (unless such representation and warranty is expressly limited to an earlier date), subject to the limitations set forth in Section 3.2(a) of the Credit Agreement with respect to representations and warranties under Section 5.6(c) of the Credit Agreement;

(ii)	on and as of the date hereof, no Default or Event of Default exists;

(iii)	the Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure, after giving effect to the Loan requested hereby, will not exceed the US Maximum Available Amount and the Canadian Maximum Available Amount, respectively, currently in effect; and

[1]	This sentence is only required in the context of a Borrowing Request for a LIBOR Loan. Select either 1, 2, 3 or 6 months.

(iv)	both before and after giving effect to the Borrowing of the US Revolving Credit Loan requested hereby, the US Borrowing Base of the undersigned will not be exceeded.
          All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.
          DATED:

GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of US Borrowers
By:

Name:

Title:

EXHIBIT C-2
FORM OF BORROWING REQUEST
(CANADIAN REVOLVING CREDIT LOANS)

TO:	BANK OF AMERICA, N.A. (acting through its Canada branch), in its capacity as Canadian Administrative Agent under the Credit Agreement (as defined below)

AND TO:	BANK OF AMERICA, N.A., in its capacity as Administrative Agent under the Credit Agreement

RE:	Credit Agreement dated December __, 2009, made among the undersigned, in its capacity as Borrower Agent, the Canadian Borrower, certain subsidiaries of the undersigned, you, as agents, and the lenders from time to time party thereto, among others (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)
          We refer to the Canadian Revolving Credit Commitments of the Canadian Revolving Lenders under the Credit Agreement and we hereby give you notice that on [insert date, which must be a Business Day] we wish to obtain a [Canadian Revolving Credit Loan / Canadian Swingline Loan] in the aggregate amount of [Canadian][U.S.]$                    .
          The Loan requested hereby is to take the form of:
[ ] an ABR Loan

[ ] a LIBOR Loan

[ ] a Canadian Prime Loan

[ ] a B/A Loan
     The Interest Period in respect of the LIBOR Loan requested hereby is ______ months1.
     The Interest Period in respect of the B/A Loan requested hereby is ______ days2.
     We hereby certify, on behalf of Canadian Borrower, after due and careful investigation, that:
(i)	all representations and warranties contained in the Credit Agreement and in the other Financing Documents executed and delivered on or after the Closing Date are true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date hereof (unless such representation and warranty is expressly limited to an earlier date), subject to the limitations set forth in

[1]	This sentence is only required in the context of a Borrowing Request for a LIBOR Loan. Select either 1, 2, 3 or 6 months.

[2]	This sentence is only required in the context of a Borrowing Request for a B/A Loan. Select either 30, 60, 90 or 180 days.

Section 3.2(a) of the Credit Agreement with respect to representations and warranties under Section 5.6(c) of the Credit Agreement;
(ii)	on and as of the date hereof, no Default or Event of Default exists;
(iii)	the Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure, after giving effect to the Loan requested hereby, will not exceed the US Maximum Available Amount and the Canadian Maximum Available Amount, respectively, currently in effect; and
(iv)	both before and after giving effect to the Borrowing of the Canadian Revolving Credit Loan requested hereby, the Canadian Borrowing Base will not be exceeded.
          All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.
     DATED:

GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of Canadian Borrower
By:

Name:

Title:

EXHIBIT C-3
FORM OF REQUEST FOR US LETTERS OF CREDIT

TO:	BANK OF AMERICA, N.A., in its capacity as Administrative Agent under the Credit Agreement (as defined below)

AND TO: Issuing Bank(s) under the Credit Agreement

RE:
Credit Agreement dated December               , 2009, made among                                         , (the “Account Party” herein), the undersigned, in its capacity as Borrower Agent, you, as Administrative Agent and Issuing Bank, respectively, and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

          We refer to the US Revolving Credit Commitments of the US Revolving Lenders under the Credit Agreement and we hereby give you notice that on [insert date, which must be a Business Day]1 we wish to obtain a [Documentary Letter of Credit / Standby Letter of Credit] in the face amount of U.S. $                                        .
          The Letter of Credit is hereby requested to have an expiration date of [insert date], and to be issued to [insert beneficiary] at the following address:
          [Insert name and address of beneficiary of the Letter of Credit requested]
          The Letter of Credit requested hereby is to support [insert description of transaction for which proposed L/C is requested, in the form reasonably required by the Administrative Agent or the Issuing Bank, along with any other information reasonably requested by the Administrative Agent or the Issuing Bank].
          We hereby request that the Letter of Credit issued hereunder require, as a condition to the Issuing Bank making payment thereunder, that the beneficiary deliver, prior to the expiry date of such Letter of Credit, [insert precise description of documents which must be presented], and that the beneficiary deliver a certificate including the following verbatim text: [insert verbatim text required in certificate].
          Attached hereto is (a) an application completed in the form required by the Issuing Bank and (b) a certificate issued by a Responsible Officer of the Borrower Agent, on behalf of the Account Party, confirming availability for the Letter of Credit requested hereunder, and satisfaction of the conditions precedent therefor, in the form of Exhibit A.

[1]	At least five (5) Business Days notice is required, unless a shorter period is agreed to by the Administrative Agent and the Issuing Bank hereunder.

          All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.
          DATED:

GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of US Borrowers
By:

Name:

Title:

EXHIBIT A TO FORM OF REQUEST FOR US LETTERS OF CREDIT
FORM OF RESPONSIBLE OFFICER’S CERTIFICATE

TO:	BANK OF AMERICA, N.A., in its capacity as Administrative Agent under the Credit Agreement (as defined below)

AND TO: Issuing Bank(s) under the Credit Agreement

RE:
Credit Agreement dated December               , 2009, made among                                          (a US Borrower and the “Account Party” herein), the undersigned in its capacity as Borrower Agent, you, as Administrative Agent and Issuing Bank, respectively, and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

          The undersigned, being a Responsible Officer of GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of the Account Party, hereby certify, after due and careful investigation, that:
(i)	all representations and warranties contained in the Credit Agreement and in the other Financing Documents executed and delivered on or after the Closing Date are true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date hereof (unless such representation and warranty is expressly limited to an earlier date), subject to the limitations set forth in Section 3.2(a) of the Credit Agreement with respect to representations and warranties under Section 5.6(c) of the Credit Agreement;

(ii)	on and as of the date hereof, no Default or Event of Default exists;

(iii)	after giving effect to the Letter of Credit requested hereby, and as evidenced by the calculations disclosed in the attached worksheet:
(a)	the Allocated US Revolving Credit Exposure of the Account Party will not exceed the US Borrowing Base of such Account Party minus Availability Reserves applicable to such Account Party;

(b)	the Aggregate US Revolving Credit Exposure will not exceed the US Maximum Available Amount currently in effect;

(c)	the aggregate of all US Letter of Credit Liabilities and the Dollar Equivalent of all Canadian Letter of Credit Liabilities will not exceed $200,000,000; and

(iv)	all conditions precedent to the issuance of the Letter of Credit requested hereby have been satisfied.

DATED:	GERDAU AMERISTEEL CORPORATION, as Borrower Agent
By:

Name:

Title:

2

SCHEDULE A TO RESPONSIBLE OFFICER’S CERTIFICATE
L/C AVAILABILITY WORKSHEET

EXHIBIT C-4
FORM OF REQUEST FOR CANADIAN LETTERS OF CREDIT

TO:	BANK OF AMERICA, N.A. (acting through its Canada branch), in its capacity as Canadian Administrative Agent under the Credit Agreement (as defined below)

AND TO: Issuing Bank(s) under the Credit Agreement

RE:
Credit Agreement dated December ___, 2009, made among the Canadian Borrower (the “Account Party” herein), the undersigned, in its capacity as Borrower Agent, you, as Canadian Administrative Agent and Issuing Bank, respectively, and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

          We refer to the Canadian Revolving Credit Commitments of the Canadian Revolving Lenders under the Credit Agreement and we hereby give you notice that on [insert date, which must be a Business Day]2 we wish to obtain a [Documentary Letter of Credit / Standby Letter of Credit] in the face amount of [Canadian][U.S.] $                                        .
          The Letter of Credit is hereby requested to have an expiration date of [insert date], and to be issued to [insert beneficiary] at the following address:
          [Insert name and address of beneficiary of the Letter of Credit requested]
          The Letter of Credit requested hereby is to support [insert description of transaction for which proposed L/C is requested, in the form reasonably required by the Canadian Administrative Agent or the Issuing Bank, along with any other information reasonably requested by the Canadian Administrative Agent or the Issuing Bank].
          We hereby request that the Letter of Credit issued hereunder require, as a condition to the Issuing Bank making payment thereunder, that the beneficiary deliver, prior to the expiry date of such Letter of Credit, [insert precise description of documents which must be presented], and that the beneficiary deliver a certificate including the following verbatim text: [insert verbatim text required in certificate].
          Attached hereto is (a) an application completed in the form required by the Issuing Bank and (b) a certificate issued by a Responsible Officer of the Borrower Agent, on behalf of the Account Party, confirming availability for the Letter of Credit requested hereunder, and satisfaction of the conditions precedent therefor, in the form of Exhibit A.
          All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.

[2]	At least five (5) Business Days notice is required, unless a shorter period is agreed to by the Canadian Administrative Agent and the Issuing Bank hereunder.

     DATED:

GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of Canadian Borrower
By:

Name:

Title:

EXHIBIT A TO FORM OF REQUEST FOR CANADIAN LETTERS OF CREDIT
FORM OF RESPONSIBLE OFFICER’S CERTIFICATE

TO:	BANK OF AMERICA, N.A. (acting through its Canada branch), in its capacity as Canadian Administrative Agent under the Credit Agreement (as defined below)

AND TO: Issuing Bank(s) under the Credit Agreement

RE:
Credit Agreement dated December               , 2009, made among the                                          (the Canadian Borrower and the “Account Party” herein), the undersigned, in its capacity as Borrower Agent, you, as Canadian Administrative Agent and Issuing Bank respectively, and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

          The undersigned, being a Responsible Officer of GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of the Account Party, hereby certify, after due and careful investigation, that:
(i)	all representations and warranties contained in the Credit Agreement and in the other Financing Documents executed and delivered on or after the Closing Date are true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date hereof (unless such representation and warranty is expressly limited to an earlier date), subject to the limitations set forth in Section 3.2(a) of the Credit Agreement with respect to representations and warranties under Section 5.6(c) of the Credit Agreement;

(ii)	on and as of the date hereof, no Default or Event of Default exists;

(iii)	after giving effect to the Letter of Credit requested hereby, and as evidenced by the calculations disclosed in the attached worksheet:
(a)	the Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure will not exceed the US Maximum Available Amount and the Canadian Maximum Available Amount, respectively, currently in effect;

(b)	the Dollar Equivalent of the aggregate of the Dollar Equivalent of all Canadian Letter of Credit Liabilities and US Letter of Credit Liabilities will not exceed $200,000,000;

(c)	the Borrowing Base of the Account Party is sufficient to cover the Letter of Credit requested hereby; and

(iv)	all conditions precedent to the issuance of the Letter of Credit requested hereby have been satisfied.

DATED:	GERDAU AMERISTEEL CORPORATION, as Borrower Agent
By:

Name:

Title:

2

SCHEDULE A TO RESPONSIBLE OFFICER’S CERTIFICATE
L/C AVAILABILITY WORKSHEET

EXHIBIT C-5
FORM OF BORROWING REQUEST (US SWINGLINE LOANS)

TO:	BANK OF AMERICA, N.A., in its capacity as Administrative Agent under the Credit Agreement (as defined below)

RE:
Credit Agreement dated December               , 2009, made among the undersigned, in its capacity as Borrower Agent, the US Borrowers, you and the lenders from time to time party thereto, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”)

          We refer to the US Swingline Commitment of the US Swingline Lender(s) under the Credit Agreement and we hereby give you notice that on [insert date, which must be a Business Day] we wish to obtain a US Swingline Loan in the aggregate principal amount of U.S.$                                        .
          We hereby certify, on behalf of US Borrowers, after due and careful investigation, that:
(i)	all representations and warranties contained in the Credit Agreement and in the other Financing Documents executed and delivered on or after the Closing Date are true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date hereof (unless such representation and warranty is expressly limited to an earlier date), subject to the limitations set forth in Section 3.2(a) of the Credit Agreement with respect to representations and warranties under Section 5.6(c) of the Credit Agreement;

(ii)	on and as of the date hereof, no Default or Event of Default exists;

(iii)	the Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure, after giving effect to the Loan requested hereby, will not exceed the US Maximum Available Amount and the Canadian Maximum Available Amount, respectively; and

(iv)	both before and after giving effect to the Borrowing of the US Swingline Loan requested hereby, the US Borrowing Base of the undersigned will not be exceeded.

          All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.
          DATED:

GERDAU AMERISTEEL CORPORATION, as Borrower Agent on behalf of US Borrowers
By:

Name:

Title:

EXHIBIT D-1
FORM OF CANADIAN REVOLVING CREDIT NOTE (C$)

Canadian Dollar equivalent of U.S.$	, 200
          GERDAU AMERISTEEL CORPORATION, a corporation amalgamated under the Canada Business Corporations Act (the “Canadian Borrower”), for value received, promises and agrees to pay to                                                              and its registered assigns (the “Canadian Revolving Lender”) or order, at [Insert address], the aggregate unpaid principal balance of all C$ Denominated Loans made by the Canadian Revolving Lender, in lawful money of Canada and in immediately available funds, on or before the Maturity Date provided in the Credit Agreement (as defined below), and to pay interest on the aggregate unpaid principal amount of the C$ Denominated Loans made by the Canadian Revolving Lender to the Canadian Borrower, at such office, in like money and funds, for the period commencing on the date of each such C$ Denominated Loan until such C$ Denominated Loans shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.
          In addition to and cumulative of any payment required to be made against this note pursuant to the Credit Agreement, this note, including all principal and accrued interest then unpaid thereon, shall be due and payable on the Maturity Date. All payments shall be applied first to accrued interest and the balance to principal, except as otherwise expressly provided in the Credit Agreement. Prepayments on this note shall be applied in the manner set forth in the Credit Agreement.
          This note is one of the Canadian Revolving Credit Notes referred to in that certain Credit Agreement dated on or about the date hereof, by and among the Canadian Borrower, the US Borrowers and the Canadian Borrowing Base Parties named therein, Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, the Issuing Banks, each additional Issuing Bank thereunder from time to time, each of the lenders that is a signatory thereto or which thereafter becomes a party thereto, including the US Swingline Lender and the Canadian Swingline Lender (collectively, the “Lenders”), and certain other Persons party thereto (such Credit Agreement, together with all amendments, restatements, modifications or supplements thereto, being referred to herein as the “Credit Agreement”). This note evidences the C$ Denominated Loans made by the Canadian Revolving Lender thereunder and shall be governed by the Credit Agreement. Capitalized terms used but not defined in this note and which are defined in the Credit Agreement shall have the meanings herein as are assigned in the Credit Agreement.
          The Canadian Revolving Lender is hereby authorized by the Canadian Borrower to endorse on Schedule A (or a continuation thereof) attached to this note, the amount and date of each payment or prepayment of principal of each C$ denominated Canadian Revolving Credit Loan received by the Canadian Revolving Lender and the interest rates applicable to each Canadian Revolving Credit Loan that constitutes a Dollar Denominated Loan, provided that any failure by the Canadian Revolving Lender to make any such endorsement shall not affect the obligations of the Canadian Borrower under the Credit Agreement or under this note in respect of such C$ Denominated Loans.
          Except only for any notices which are specifically required by the Credit Agreement or the other Financing Documents, the Canadian Borrower and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including but not limited to notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonour), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability, and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his, her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any Lien against or security interest in any such security or the partial or complete enforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.
          The Credit Agreement provides for the acceleration of the maturity of this note upon the occurrence of certain events and for prepayment of C$ Denominated Loans upon the terms and conditions specified therein. Reference is made to the Credit Agreement for all other pertinent purposes.
          This note is issued pursuant to and is entitled to the benefits of the Credit Agreement and is secured by the Security Instruments.
          THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE THEREIN.
[Remainder of page intentionally left blank; Signature appears on following page.]

     IN WITNESS WHEREOF, the party to this Note has caused this Note to be duly executed and delivered on the date first set forth above.

GERDAU AMERISTEEL CORPORATION
By:

Name:

Title:

EXHIBIT D-2
FORM OF CANADIAN REVOLVING CREDIT NOTE (US$)

U.S. $ _______________	_______________, 200__
     GERDAU AMERISTEEL CORPORATION, a corporation amalgamated under the Canada Business Corporations Act (the “Canadian Borrower”), for value received, promises and agrees to pay to ___and its registered assigns (the “Canadian Revolving Lender”) or order, at [Insert address], the aggregate unpaid principal balance of all Dollar denominated Canadian Revolving Credit Loans made by the Canadian Revolving Lender, in lawful money of the United States of America and in immediately available funds, on or before the Maturity Date provided in the Credit Agreement (as defined below), and to pay interest on the aggregate unpaid principal amount of the Dollar denominated Canadian Revolving Credit Loans made by the Canadian Revolving Lender to the Canadian Borrower, at such office, in like money and funds, for the period commencing on the date of each such Dollar denominated Canadian Revolving Credit Loan until such Dollar denominated Canadian Revolving Credit Loans shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.
     In addition to and cumulative of any payment required to be made against this note pursuant to the Credit Agreement, this note, including all principal and accrued interest then unpaid thereon, shall be due and payable on the Maturity Date. All payments shall be applied first to accrued interest and the balance to principal, except as otherwise expressly provided in the Credit Agreement. Prepayments on this note shall be applied in the manner set forth in the Credit Agreement.
     This note is one of the Canadian Revolving Credit Notes referred to in that certain Credit Agreement dated on or about the date hereof, by and among the Canadian Borrower, the US Borrowers and the Canadian Borrowing Base Parties named therein, Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, Canadian Funding Bank and US Funding Bank, the Issuing Banks, each additional Issuing Bank thereunder from time to time, each of the lenders that is a signatory thereto or which thereafter becomes a party thereto, including the US Swingline Lender and the Canadian Swingline Lender (collectively, the “Lenders”), and certain other Persons party thereto (such Credit Agreement, together with all amendments, restatements, modifications or supplements thereto, being referred to herein as the “Credit Agreement”). This note evidences the C$ Denominated Loans made by the Canadian Revolving Lender thereunder and shall be governed by the Credit Agreement. Capitalized terms used but not defined in this note and which are defined in the Credit Agreement shall have the meanings herein as are assigned in the Credit Agreement.
     The Canadian Revolving Lender is hereby authorized by the Canadian Borrower to endorse on Schedule A (or a continuation thereof) attached to this note, the amount and date of each payment or prepayment of principal of each Dollar denominated Canadian Revolving Credit Loan received by the Canadian Revolving Lender and the interest rates applicable to each Dollar denominated Canadian Revolving Credit Loan, provided that any failure by the Canadian Revolving Lender to make any such endorsement shall not affect the obligations of the Canadian Borrower under the Credit Agreement or under this note in respect of such Dollar denominated Canadian Revolving Credit Loans.
     Except only for any notices which are specifically required by the Credit Agreement or the other Financing Documents, the Canadian Borrower and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including but not limited to notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonour), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability, and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his, her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any Lien against or security interest in any such security or the partial or complete enforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.
     The Credit Agreement provides for the acceleration of the maturity of this note upon the occurrence of certain events and for prepayment of Dollar denominated Canadian Revolving Credit Loans upon the terms and conditions specified therein. Reference is made to the Credit Agreement for all other pertinent purposes.
     This note is issued pursuant to and is entitled to the benefits of the Credit Agreement and is secured by the Security Instruments.
     THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE THEREIN.
[Remainder of page intentionally left blank; Signature appears on following page.]

IN WITNESS WHEREOF, the party to this Note has caused this Note to be duly executed and delivered on the date first set forth above.

[CANADIAN BORROWER]
By:

Name:

Title:

SCHEDULE A TO CANADIAN REVOLVING CREDIT NOTE (C$)
This note evidences C$ Denominated Loans made by the Canadian Revolving Lender under the within-described Credit Agreement to the Canadian Borrower, which C$ Denominated Loans are in the principal amounts and were made and repaid or prepaid on the dates set forth below:

	Principal	Date of
	Amount of	Payment or	Amount Paid		Balance
Date Made	Loan	Prepayment	or Prepaid	Interest Rate	Outstanding

EXHIBIT E
FORM OF US PERFECTION CERTIFICATE
     I, _________, the _________ of [______], a [______] (the “Company”), do hereby certify, pursuant to the Credit Agreement dated December ___, 2009 (as at any time amended, modified, restated or supplemented, the “Agreement”), among Gerdau Ameristeel Corporation, a corporation amalgamated under the Canada Business Corporations Act (“Canadian Borrower”); Consolidated Recycling Incorporated, a corporation amalgamated under the laws of Ontario (“Consolidated Recycling”) in its capacity as a Canadian Credit Party and a Canadian Borrowing Base Party thereunder; Gerdau Ameristeel US Inc., a Florida corporation (“Ameristeel US”); the other US Borrowers named therein (collectively with Ameristeel US, the “US Borrowers” and individually, a “US Borrower”; the US Borrowers and the Canadian Borrower are together referred to herein as the “Borrowers” and individually, a "Borrower”); Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, the Issuing Banks, each additional Issuing Bank thereunder from time to time, each of the lenders that is a signatory to the Agreement or which thereafter becomes a party to the Agreement, including the US Swingline Lender and the Canadian Swingline Lender (collectively, the “Lenders”) and certain other Persons party thereto, as follows:
1. Name. The exact legal name of the Company as that name now appears on its Articles of Incorporation is:
2. Other Identifying Factors.
a.	The following is a mailing address for the Company:

b.	If different from its indicated mailing address, the Company’s principal place of business or, if more than one, its chief executive office, is located at the following address:

c.	The following is the type of organization of the Company:

d.	The following is the sole jurisdiction of the Company’s organization:

e.	The following is the Company’s Federal Tax Identification Number (EIN): The following is the Company’s state-issued organizational identification number:
3. Other Names, etc.
a.	The following is a list of all other legal names, and trade names under which inventory has been sold or receivables have been created, used by the Company, or any other business or organization to which the Company became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, now or at any time during the past five years:

b.	Attached hereto as Schedule 3 is the information required in §2 above for any other business or organization to which the Company became the successor by merger, consolidation, acquisition of assets, change in form, nature or jurisdiction of organization or otherwise, now or at any time during the past five years.

4. Other Current Locations.
a.	The following are all other locations in the United States of America in which the Company maintains any books or records relating to any of the Collateral (street address, City, County and State):

b.	The following are all other places of business of the Company in the United States of America (street address, City, County and State):

c.	The following are all other locations in the United States of America where any Collateral is located (street address, City, County and State):

d.	The following are the names and addresses of all persons or entities other than the Company, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral (name, street address, City, County and State):
5. Prior Locations.
a.	Set forth below is the information required by §§4(a) or (b) with respect to each location or place of business previously maintained by the Company at any time during the past five years in a state in which the Company has previously maintained a location or place of business at any time during the past four months (street address, City, County and State):

b.	Set forth below is the information required by §§4(c) or (d) with respect to each other location at which, or other person or entity with which, any of the Collateral has been previously held at any time during the past twelve months (name, street address, City, County and State):
6. Unusual Transactions. Except for those purchases, acquisitions and other transactions described on Schedule 3 or on Schedule 6 attached hereto, all of the Collateral has been originated by the Company in the ordinary course of the Company’s business or consists of goods which have been acquired by the Company in the ordinary course from a person in the business of selling goods of that kind.
7. Other.
a.	Set forth on Schedule 7(a) is a complete list of all the Company’s bank accounts, including without limitation, all demand deposit accounts, Blocked Accounts, Lockboxes, and Deposit Accounts (as such term is defined in the US Security Agreement).

b.	Set forth on Schedule 7(b) is a complete list of all of the Company’s Intellectual Property Rights (as such term is defined in the US Security Agreement), including without limitation, all patents, patent applications, trademarks, trademark applications, service marks, copyrights, and copyright applications.

c.	Set forth on Schedule 7(c) is a complete list of all the certificated securities owned by the Company, including without limitation, all Pledged Securities (as such term is defined in the US Securities Pledge Agreement), together with all certificate numbers and numbers of shares owned.

d.	Set forth on Schedule 7(d) is a complete list of all intercompany notes held by the Company and due and payable to the Company.

e.	Set forth on Schedule 7(e) is a complete list of all securities accounts.
Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement.
[Remainder of page intentionally left blank; Signature appears on following page.]

     IN WITNESS WHEREOF, I have hereunto executed and delivered this Certificate on behalf of the Company on this ___ day of ___, 20___.

By:

Name:

Title:

Schedule 3
Organizations Succeeded

Schedule 6
Unusual Transactions

Schedule 7(a)
Bank Accounts

Schedule 7(b)
Intellectual Property Rights

Schedule 7(c)
Securities

Schedule 7(d)
Intercompany Notes

Schedule 7(e)
Securities Accounts

EXHIBIT F
FORM OF US REVOLVING CREDIT NOTE

U.S.$	, 200
     GERDAU AMERISTEEL US INC., a Florida corporation; GERDAU AMERISTEEL SAYREVILLE INC., a Delaware corporation; GERDAU AMERISTEEL PERTH AMBOY INC., a New Jersey corporation; CHAPARRAL STEEL COMPANY, a Delaware corporation; ENCO MATERIALS, INC., a Tennessee corporation; SHEFFIELD STEEL CORPORATION, a Delaware corporation; CHAPARRAL (VIRGINIA) INC., a Delaware corporation; AMERICAN MATERIALS TRANSPORT, INC., a Delaware corporation; CHAPARRAL STEEL TEXAS, LLC, a Delaware limited liability company; and CHAPARRAL STEEL MIDLOTHIAN, LP, a Delaware limited partnership (collectively, the “US Borrowers”), for value received, promise and agree, jointly and severally, to pay to                               and its registered assigns (the “US Revolving Lender”) or order, at [insert address], the aggregate unpaid principal balance of all US Revolving Credit Loans made by the US Revolving Lender, in lawful money of the United States of America and in immediately available funds, on or before the Maturity Date provided in the Credit Agreement (as defined below), and to pay interest on the aggregate unpaid principal amount of the US Revolving Credit Loans made by the US Revolving Lender to the US Borrowers, at such office, in like money and funds, for the period commencing on the date of each such US Loan until such US Revolving Credit Loans shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.
     In addition to and cumulative of any payment required to be made against this note pursuant to the Credit Agreement, this note, including all principal and accrued interest then unpaid thereon, shall be due and payable on the Maturity Date. All payments shall be applied first to accrued interest and the balance to principal, except as otherwise expressly provided in the Credit Agreement. Prepayments on this note shall be applied in the manner set forth in the Credit Agreement.
     This note is one of the US Revolving Credit Notes referred to in that certain Credit Agreement dated on or about the date hereof, by and among Gerdau Ameristeel Corporation, a corporation amalgamated under the Canada Business Corporations Act, the US Borrowers, certain affiliates of the US Borrowers, Bank of America, N.A., as the Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, the Issuing Banks, each additional Issuing Bank thereunder from time to time, each of the lenders that is a signatory thereto or which thereafter becomes a party thereto, including the US Swingline Lender and the Canadian Swingline Lender (collectively, the “Lenders”), and certain other Persons party thereto (such Credit Agreement, together with all amendments, modifications or supplements thereto and all restatements thereof, being referred to herein as the “Credit Agreement”). This note evidences the US Revolving Credit Loans made by the US Revolving Lender thereunder and shall be governed by the Credit Agreement. Capitalized terms used but not defined in this Note and which are defined in the Credit Agreement shall have the meanings herein as are assigned in the Credit Agreement.
     The US Revolving Lender is hereby authorized by the US Borrowers to endorse on Schedule A (or a continuation thereof) attached to this note, the amount and date of each payment or prepayment of principal of each US Revolving Credit Loan received by the US Revolving Lender and the interest rates applicable to each US Revolving Credit Loan, provided that any failure by the US Revolving Lender to make any such endorsement shall not affect the obligations of the US Borrowers under the Credit Agreement or under this note in respect of such US Revolving Credit Loans.

     Except only for any notices which are specifically required by the Credit Agreement or the other Financing Documents, the US Borrowers and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including but not limited to notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability, and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them. Each such person agrees that his, her or its liability, on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure-to perfect or maintain perfection of any Lien against or security interest in any such security or the partial or complete enforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.
     The Credit Agreement provides for the acceleration of the maturity of this note upon the occurrence of certain events and for prepayment of US Revolving Credit Loans upon the terms and conditions specified therein. Reference is made to the Credit Agreement for all other pertinent purposes.
     This note is issued pursuant to and is entitled to the benefits of the Credit Agreement and is secured by the Security Instruments.
     THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE THEREIN.
[Remainder of page intentionally left blank; Signatures appear on following page.]

     IN WITNESS WHEREOF, each of the parties to this Note has caused this Note to be duly executed and delivered on the date first set forth above.

GERDAU AMERISTEEL US INC.
GERDAU AMERISTEEL SAYREVILLE INC.
GERDAU AMERISTEEL PERTH AMBOY INC.
CHAPARRAL STEEL COMPANY
ENCO MATERIALS, INC.
SHEFFIELD STEEL CORPORATION
CHAPARRAL (VIRGINIA) INC.
AMERICAN MATERIALS TRANSPORT, INC.
CHAPARRAL STEEL TEXAS, LLC
CHAPARRAL STEEL MIDLOTHIAN, LP

By:

Name:

Title:

SCHEDULE A TO US REVOLVING CREDIT NOTE
This note evidences US Revolving Credit Loans made by the US Revolving Lender under the within-described Credit Agreement to the US Borrowers, which US Revolving Credit Loans are in the principal amounts and were made and repaid or prepaid on the dates set forth below:

	Principal	Date of
	Amount of	Payment or	Amount Paid		Balance
Date Made	Loan	Prepayment	or Prepaid	Interest Rate	Outstanding

EXHIBIT G
FORM OF NO DEFAULT/COMPLIANCE CERTIFICATE
TO: Each of the Lenders party to the Credit Agreement referred to below
        Reference is made to that certain Credit Agreement dated December ___, 2009 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Credit Agreement”), among Gerdau Ameristeel Corporation (the “Company”), various financial institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as Canadian Administrative Agent, and the US Borrowers, among others. Terms used but not otherwise defined herein are used herein as defined in the Credit Agreement.
        I, ___, being a Responsible Officer of the Company, in its capacity as Borrower Agent on behalf of the Borrowers, pursuant to Section 6.10(e) of the Credit Agreement, hereby certify, in my capacity as an officer of the Company and not personally, that:
A.	Financial Statements. The financial statements required by Sections 6.10(a) and 6.10(b) of the Credit Agreement, and the activities of the Company and its Subsidiaries during the period covered thereby, have been reviewed under the supervision of the undersigned with a view to determining whether the Company and its Subsidiaries have fulfilled in all material respects all of their obligations under the Credit Agreement and the other Financing Documents.
B.	Defaults. No Default exists and the Company and its Subsidiaries have fulfilled in all respects their obligations under the instruments described in clause A above.
C.	Worksheet. Attached hereto is a worksheet demonstrating in reasonable detail compliance (including, but not limited to, showing all material calculations), as at the end of the fiscal year, fiscal quarter or month, as applicable, ended on ______, with Section 6.12 of the Credit Agreement; provided that, such calculations shall not be required more frequently than quarterly unless a Trigger Event has occurred.
D.	Other Information. Attached hereto are such financial or other details, information and material as the Administrative Agent has reasonably requested to evidence compliance with the requirements described in clause C above.
E.	Pensions. The Company and its Subsidiaries have complied in all respects with Section 7.9 of the Credit Agreement, and have complied with the minimum funding requirements with respect to each Plan maintained by the Company, its Subsidiaries, or both, or to which the Company or any of its Subsidiaries is a member.

DATED:	GERDAU AMERISTEEL CORPORATION,
as Borrower Agent on behalf of Borrowers

By:

Name:

Title:

EXHIBIT H
FORM OF ASSIGNMENT AND ACCEPTANCE
     This Assignment and Acceptance (the “Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented or otherwise modified or restated from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Acceptance as if set forth herein in full.
     For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a [US][Canadian] Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, but solely to the extent related to the amount and percentage interest identified below, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a [US][Canadian] Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interests”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Acceptance, without representation or warranty by the Assignor.

1. Assignor:

1(a). Related Affiliate (if applicable)

2. Assignee:

2(a). Related Affiliate (if applicable)

3. Borrowers:	Gerdau Ameristeel US Inc., Gerdau Ameristeel Sayreville Inc., Gerdau Ameristeel Perth Amboy Inc., Chaparral Steel Company, Enco Materials, Inc., Sheffield Steel Corporation, Chaparral (Virginia) Inc., American Materials Transport, Inc., Chaparral Steel Texas, LLC, Chaparral Steel Midlothian, LP (collectively, the “Borrowers”)

4. Administrative Agent:	Bank of America, N.A.

5. Canadian Administrative Agent	Bank of America, N.A. (acting through its Canada branch)

6. Credit Agreement	The U.S. $600,000,000 Credit Agreement dated December __, 2009, among the Borrowers, the Lenders parties thereto, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent, and the other parties thereto

7. Assigned Interests:

Facility Assigned	Aggregate Amount of	Amount of	Percentage Assigned
by Assignor[1]	Commitment/Loans	Commitment/Loans	of
	$	$	%
	$	$	%
	$	$	%
Effective Date:______, 20 ___[ TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]
The terms set forth in this Assignment and Acceptance are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]
By:

Name:

Title:

[1]	Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. “US Revolving Credit Commitment”, “US Revolving Credit Loans”, “US Swingline Commitment”, “Canadian Revolving Credit Commitment”, “Canadian Revolving Credit Loans”, “Canadian Swingline Commitment”).

[2]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

ASSIGNEE

[NAME OF ASSIGNEE]

By:

Name:

Title:

Consent to and Accepted:[3]

BANK OF AMERICA, N.A.,

as Administrative Agent

By:

Name:

Title:

Consented to:[4]

, on behalf of the Borrowers

By:

Name:

Title:

[3]	Not required if assignment is to a Lender or an Affiliate of a Lender, except as described in Section 10.7(b) of the Credit Agreement.

[4]	Not required if assignment is to a Lender or an Affiliate of a Lender, except as described in Section 10.7(b) of the Credit Agreement. Not required if a Default under the Credit Agreement has occurred and is continuing.

Consented to:[5]

[NAME OF ISSUING BANK]

By:

Name:

Title:

[5]	Required from any Issuing Bank which has an outstanding Letter of Credit, in the case of an assignment of all or a portion of a Revolving Credit Commitment or any Lender’s obligations in respect of its Revolving Credit Exposure. Not required if assignment is to a Lender or an Affiliate of a Lender, except as described in Section 10.7(b) of the Credit Agreement.

ANNEX 1
STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ACCEPTANCE
     1. Representations and Warranties.
     1.1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interests, (ii) the Assigned Interests are free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Financing Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Financing Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Financing Document or (iv) the performance or observance by the Borrowers, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Financing Document[, and (c) attaches the Note(s) held by it evidencing the Assigned Interests and requests that the Administrative Agent exchange such Note(s) for a replacement Note or Notes payable to the Assignee and (if the Assignor has retained any interest in the Credit Facilities) a replacement Note or Notes payable to the Assignor in the respective amounts which reflect the assignment being made hereby (and after giving effect to any other assignments which have become effective on the Effective Date)]. [Delete bracketed language if Assignor does not hold Note(s).]
     1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a [US][Canadian] Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interests and become a [US][Canadian] Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a [US][Canadian] Lender thereunder and, to the extent of the Assigned Interests, shall have the obligations of a [US][Canadian] Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.10 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase the Assigned Interests on the basis of which it has made such analysis and decision independently and without reliance on any Agent, the Assignor or any other Lender; and (b) agrees that (i) it will, independently and without reliance on any Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Financing Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Financing Documents are required to be performed by it as a [US][Canadian] Lender.
     2. Payments. From and after the Effective Date, the Administrative Agent or the Canadian Administrative Agent, as applicable, shall make all payments in respect of the Assigned Interests (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.
     3. General Provisions. This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York and the federal laws of the United States of America applicable thereto.